82

05010152

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Universal Holdings Ltd.

*CURRENT ADDRESS Century Yard
Cricket Square
Hutchins Drive
PO Box 2681 GT

**FORMER NAME Georgetown
Grand Cayman

**NEW ADDRESS British West Indies
Cayman Islands

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

FILE NO. 82- 34905 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 8/2/05

(a)

Investor
Investment Service Centre
Listed Companies Information

UNIVERSAL HOLD<00419> -Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board (the "Board") of directors of Universal Holdings Limited (the "Company") has noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such movements.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement and neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the Order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

Hong Kong, 9 January 2004"

(b)

Investor

Investment Service Centre

Listed Companies Information

UNIVERSAL HOLD<00419> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board (the "Board") of directors of Universal Holdings Limited (the "Company") has noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement and neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the Order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

Hong Kong, 12 January 2004"

Investor
Investment Service Centre
Listed Companies Information

(C)

UNIVERSAL HOLD<00419> - Suspension of Trading

At the request of Universal Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (19/1/2004) pending the release of an announcement in relation to a price sensitive development in respect of certain investment of the Company.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

PROPOSED REDEMPTION OF CERTAIN PREFERENCE SHARES HELD BY THE COMPANY BY LEAPTEK AND PROVISION OF WARRANTIES UNDER AN INVESTMENT PROPOSAL IN LEAPTEK AND SETTLEMENT ARRANGEMENT

Proposed redemption of the Class 2 Preference Shares held by the Company and provision of warranties

The board of directors of the Company refers to its announcement dated 8 October 2003 and the announcement of Leaptek dated 12 January 2004. The Company has been informed by Leaptek that Leaptek has decided not to proceed with the Scheme. Parties to the Subscription Agreement entered into a deed to terminate the Subscription Agreement on 17 January 2004.

Under the Revised Proposal, as Mogul will invest directly in Leaptek, Mogul requested the Company, as the parent company of Super China Development Limited (being a substantial shareholder who has nominated representatives to the existing board of directors of Leaptek), to provide certain warranties in respect of the debt position of the Leaptek Group. With a view to facilitating the Revised Proposal, the Company entered into the Leaptek Subscription Agreement on 17 January 2004.

Under the Revised Proposal, part of the net proceeds from the subscription will be used to redeem, among other things, the Class 2 Preference Shares. As at the date of this announcement, the Group holds approximately 17.15% of the entire issued ordinary share capital of Leaptek and approximately 99.83% of the Class 2 Preference Shares in issue. If the Class 2 Preference Shares are fully redeemed, the Group will recover approximately HK$24.1 million which has been fully provided by the Company in its financial statements.

Under the Leaptek Subscription Agreement, the Company has provided the UHL Warranties. The aggregate amount of any damages that may be claimed by Mogul from the Company in case of any breach of the UHL Warranties is limited to HK$24.1 million, being the redemption amount payable to the Group in respect of the redemption of the Class 2 Preference Shares as contemplated under the Leaptek Subscription Agreement.

Mogul will make an unconditional mandatory cash offer to acquire all Consolidated Leaptek Share not already owned by it and its concert parties in accordance with the Takeovers Code as a result of the completion of the Leaptek Subscription Agreement. If the Group accepts the possible general offer to be made by Mogul in full, it will receive approximately HK$1.3 million for the Consolidated Leaptek Share which will be held by the Group as a result of the Share Consolidation becoming effective.

Settlement arrangement

The board of directors of the Company also refers to the 2002 Annual Report and the 2003 Interim Report in respect of a pending litigation with NAFT. The Company would like to announce that three of its wholly-owned subsidiaries entered into an agreement with NAFT on 26 January 2004 to settle all existing and potential claims by NAFT in consideration of the payment by its three subsidiaries to NAFT of US$2.1 million (equivalent to approximately HK$16 million).

Trading of the shares of the Company on the Stock Exchange has been suspended at the request of the Company with effect from 9:30 a.m. on 19 January 2004 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of the trading of the shares of the Company with effect from 9:30 a.m. on 5 February 2004.

Shareholders and potential investors should refer to the Leaptek Announcement for further details of the Leaptek Subscription Agreement, the proposed redemption of the Class 2 Preference Share and the possible general offer to be made by Mogul. Shareholders and potential investors should note that completion of the transactions contemplated in the Leaptek Subscription Agreement (including the proposed redemption of the Class 2 Preference Shares) are subject to fulfillment of a number of conditions set out in the Leaptek Announcement and there is no certainty that the Class 2 Preference Shares will be redeemed, the transactions contemplated in the Leaptek Subscription Agreement will be completed and the general offer will be made by Mogul. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

1. PROPOSED REDEMPTION OF THE CLASS 2 PREFERENCE SHARES HELD BY THE COMPANY AND PROVISION OF WARRANTIES

The board of directors of the Company refers to (i) the Company Announcement regarding, among other things, implications to the Company of the Scheme and the Subscription Agreement entered into by Leaptek and Mogul and (ii) the Leaptek Announcement regarding, among other things, the termination of the Scheme and the Leaptek Subscription Agreement entered into between Leaptek, Mogul (the investor), the Company, Mr. Ko (the controlling shareholder of the Company), Mr. Ho Te Hwai, Cecil (an executive director of Leaptek) and Mr. Chan Kam Kwan, Jason (an executive director of Leaptek) on 17 January 2004. Capitalised terms used in this announcement have the same meanings as defined in the Company Announcement unless otherwise defined below.

Termination of the Scheme and entering into of the Leaptek Subscription Agreement

As described in the Leaptek Announcement, Leaptek has decided not to proceed with the Scheme and the parties to the Subscription Agreement entered into a deed to terminate the Subscription Agreement on 17 January 2004. As a result, the Company will not receive the Newco Shares and Series B Preference Shares as described in the Company Announcement.

On 17 January 2004, Leaptek, Mogul, the Company, Mr. Ko, Mr. Ho Te Hwai, Cecil and Mr. Chan Kam Kwan, Jason entered into the Leaptek Subscription Agreement as supplemented by a supplemental agreement entered into by the same parties on 3 February 2004. Under the Leaptek Subscription Agreement, the Company has provided Mogul with the UHL Warranties at the request of Mogul as described below.

Proposed redemption of preference shares by Leaptek

As at the date of this announcement, the Company, through Super China Development Limited which is a wholly-owned subsidiary of the Company, holds 127,289,300 Leaptek Shares, representing approximately 17.15% of the entire issued ordinary share capital of Leaptek, and 24,137,700 Class 2 Preference Shares representing approximately 99.83% of the Class 2 Preference Shares in issue. As stated in the Company Announcement, as the Class 2 Preference Shares has not been redeemed by Leaptek after the redemption date of such shares on 22 October 2001, the Group has made full provision for such investment.

Under the Revised Proposal, the Class 2 Preference Shares will be redeemed by Leaptek at the redemption price of HK$1.00 per share upon completion of the Leaptek Subscription Agreement. Should the Leaptek Subscription Agreement be completed and the Class 2 Preference Shares be fully redeemed by Leaptek, the Group will recover approximately 24.1 million from Leaptek. According to the terms of the Class 2 Preference Shares, any accrued but unpaid dividend in respect of the Class 2 Preference Shares will be foregone upon redemption of such shares and no interest is payable by Leaptek in respect of any such accrued but unpaid dividend.

The UHL Warranties

Under the Revised Proposal, as Mogul will invest directly in Leaptek, Mogul requested the Company, as the parent company of Super China (being a substantial shareholder who has nominated representatives (including Mr. Ho Te Hwai, Cecil and Mr. Chan Kam Kwan, Jason) to the existing board of directors of Leaptek), to provide the UHL Warranties, which are summarized as follows:

1. forthwith after completion of the Leaptek Subscription Agreement, Leaptek will have no liabilities arising from the period from 19 April 2001 to the date of the Leaptek Subscription Agreement other than the liabilities amounting to approximately HK$3.9 million (which comprised certain accounts payables amounting to approximately HK$1.9 million and an amount due to a shareholder of Leaptek, who is a subsidiary of the Company, amounting to approximately HK$2.0 million) which are reflected in the balance sheet as disclosed in the audited balance sheet of Leaptek as at 31 March 2003 and certain other liabilities amounting to approximately HK$130,000 (which comprised certain accounts payables) which have separately been disclosed in the Leaptek Subscription Agreement; and

2. as at 31 March 2001, to the best knowledge and belief of the Company or its then directors in respect of the then financial position of Leaptek, Leaptek did not have any liabilities other than those disclosed in the financial statements of Leaptek for the year ended 31 March 2001 which amounted to approximately HK$6.4 million.

In case of any material breach of the UHL Warranties before completion of the Leaptek Subscription Agreement and the relevant amount of liabilities being claimed against Leaptek is (i) of HK$1 million or less, Mogul shall proceed with the Leaptek Subscription and may claim damages from the Company in respect of the breach of the relevant warranty; or (ii) more than HK$1 million, the Company will then have the right to (a) agree to treat such breach as a breach of the UHL Warranties and Mogul shall then proceed with the Leaptek Subscription and may claim damages from the Company in respect of such breach; or (b) decide not to indemnify such breach and Mogul will then have the right to rescind the Leaptek Subscription Agreement. In case of any breach of any of the UHL Warranties after completion of the Leaptek Subscription Agreement, Mogul shall have the right to claim damage from the Company in respect of such breach.

The liabilities of the Company under the UHL Warranties shall cease after 2 years after the date of the Leaptek Subscription Agreement except in respect of matters which have been subject to a bona fide written claim made before such date. The amount of damages that may be claimed by Mogul from the Company in respect of any breach of the UHL Warranties is limited to HK$24.1 million, equal to the redemption amount of the Class 2 Preference Shares held by Super China under the current proposal contemplated in the Leaptek Subscription Agreement as described above.

Reasons for providing the UHL Warranties

As the Class 2 Preference Shares have fallen due for more than 2 years and have not been redeemed due to the financial position of Leaptek, the Company has already made full provision in respect of such provision. Completion of the Revised Proposal will allow the Class 2 Preference Shares to be redeemed in accordance with its terms and conditions. The Company understands that Mogul would not agree to enter into the Leaptek Subscription Agreement without the Company providing the UHL Warranties. If the Subscription Agreement was terminated without the Leaptek Subscription Agreement being entered into, the Company will lose the chance of recovering its investment in Leaptek, in particular the Class 2 Preference Shares. As the maximum amount Mogul may claim from the Company is subject to the redemption amount which Leaptek would pay to the Company upon completion of the Leaptek Subscription Agreement, the directors of the Company believe that the giving of the UHL Warranties is in the best interests of the Company and its shareholders.

Possible general offer for Leaptek Shares by Mogul

As set out in the Leaptek Announcement, a mandatory general offer obligation under Rule 26 of the Takeovers Code will be triggered by Mogul as a result of the completion of the Leaptek Subscription Agreement. In accordance with the relevant requirements of the Takeovers Code and as contemplated in the Leaptek Subscription Agreement, Somerley Limited will make, on behalf of Mogul, an unconditional mandatory cash offer to acquire all Consolidated Leaptek Share not already owned by Mogul and parties acting in concert with it at a cash price per Consolidated Leaptek Share of HK$0.10 following completion of the Leaptek Subscription Agreement. In the event the Group accepts the offer by Mogul in full, the Group will receive approximately HK$1.3 million cash for the Consolidated Leaptek Share it will be holding as a result of the Share Consolidation becoming effective (please refer to the Leaptek Announcement for details). The Company has not made any decision as to whether it will accept the possible offer by Mogul as at the date of this announcement.

General

For further details of the Leaptek Subscription Agreement, the proposed redemption of the Class 2 Preference Shares and the possible general offer to be made by Mogul, please refer to the Leaptek Announcement.

Shareholders and potential investors should note that completion of the transactions contemplated in the Leaptek Subscription Agreement (including the proposed redemption of the Class 2 Preference Shares) are subject to fulfillment of a number of conditions set out in the Leaptek Announcement and there is no certainty that the Class 2 Preference Shares will be redeemed, the transactions contemplated in the Leaptek Subscription Agreement will be completed and the general offer will be made by Mogul. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

2. SETTLEMENT ARRANGEMENT

It was disclosed in the Company's 2002 Annual Report and the 2003 Interim Report that three of its wholly owned subsidiaries, UAL, Smoothline and GEL, had certain pending litigation with NAFT primarily arising out of a Demand for Arbitration from NAFT for resolution of a dispute which relates to the sale of certain cordless telephones by certain suppliers to NAFT under an agreement dated 31 March 1993 in which Smoothline had certain secondary obligations as one of the guarantors for the supplier's performance.

On 26 January 2004, UAL, Smoothline and GEL entered into an agreement with NAFT to settle all existing and potential claims arising between UAL, Smoothline and GEL and NAFT in consideration of the payment by UAL, Smoothline and GEL of, in aggregate, US$2.1 million (equivalent to approximately HK$16 million). Such settlement payment is to be paid to NAFT by UAL, Smoothline and GEL jointly and severally as follows: (a) US$300,000 (equivalent to approximately HK$2 million) by 15 February 2004, and (b) 18 subsequent payments of US$100,000 (equivalent to approximately HK$800,000) on the 15th day of every consecutive month thereafter until the total amount of US$2.1 million has been paid. The Group intends to finance the payment by internal resources of the Group. The Directors do not consider that the payment of the settlement sum will have any material adverse impact on the financial position of the Group.

3. GENERAL

Trading of the shares of the Company on the Stock Exchange has been suspended at the request of the Company with effect from 9:30 a.m. on 19 January 2004 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of the trading of the shares of the Company with effect from 9:30 a.m. on 5 February 2004.

DEFINITIONS

Capitalized terms used in this announcement shall have the same meanings as defined in the Company Announcement or as defined below.

"2002 Annual Report"	the annual report for the year ended 31 December 2002 of the Company
"2003 Interim Report"	the interim report for the six months ended 30 June 2003 of the Company
"Company Announcement"	the announcement dated 8 October 2003 issued by the Company
"Consolidated Leaptek Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of Leaptek upon the Share Consolidation becoming effective
"GEL"	Greatsino Electronic Limited, an indirect wholly owned subsidiary of the Company
"Leaptek Announcement"	the joint announcement dated 4 February 2004 issued by Leaptek and Mogul
"Leaptek Subscription"	the subscription of the Consolidated Leaptek Shares and non-voting convertible preference shares of HK$0.1 each in the share capital of Leaptek by Mogul

"Leaptek Subscription Agreement"	the conditional agreement dated 17 January 2004 entered into between Leaptek, Mogul, the Company, Mr. Ko, Mr. Ho Te Hwai, Cecil and Mr. Chan Kam Kwan, Jason in relation to, among other things, the Leaptek Subscription and as supplemented by a supplemental agreement entered into by the same parties on 3 February 2004
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, being the controlling shareholder of the Company, who together with his concert parties holds a total of approximately 31.12% direct and indirect interests in UHL
"NAFT"	North American Foreign Trading Corp.
"Revised Proposal"	the investment proposal of Mogul in the Company as contemplated under the Leaptek Subscription Agreement
"Share Consolidation"	proposed consolidation of every 10 issued and unissued Leaptek Shares into 1 Consolidated Leaptek Share
"Smoothline"	Smoothline Limited, an indirect wholly owned subsidiary of the Company
"UAL"	Universal Appliances Limited, a direct wholly owned subsidiary of the Company which holds GEL and Smoothline
"UHL Warranties"	the warranties given by the Company under the Leaptek Subscription Agreement

For illustrative purposes only, amounts denominated in US$ have been translated into HK$ at the rate of US$1.0 to HK$7.8. No representation is made that any amounts in US$ could have been or could be converted at the above rate or at any other rates or at all.

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 4 February 2004

Please also refer to the published version of this announcement in the China Daily.

(e)

UNIVERSAL HOLD<00419> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board (the "Board") of directors of Universal Holdings Limited (the "Company") has noted the recent increases in the price and the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

Save for the announcements dated 4 February 2004 made by the Company, The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement and neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the Order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility of the accuracy of this statement.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

Hong Kong, 9 February 2004"

(f)

UNIVERSAL HOLD<00419> - Suspension of Trading

At the request of Universal Holdings Limited, trading in its shares has been suspended with effect from 9:30 a.m. today (22/4/2004) pending the release of an announcement in relation to a price sensitive development.

(8)

UNIVERSAL HOLD<00419> - Results Announcement

Universal Holdings Limited announced on 27/4/2004:
(stock code: 00419)
Year end date: 31/12/2003
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 1/1/2003 to 31/12/2003 ('000)	(Audited) Last Corresponding Period from 1/1/2002 to 31/12/2002 ('000)
Turnover	:	30,011	51,791
Profit/(Loss) from Operations	:	(27,706)	(154,256)
Finance cost	:	(4,634)	(3,979)
Share of Profit/(Loss) of Associates	:	(37,511)	(11,393)
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	(1,727)
Profit/(Loss) after Tax & MI	:	(70,046)	(95,103)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.024)	(0.034)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(70,046)	(95,103)
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

(1) Basis of preparation
These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention, except for short-term investments are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") 12 (revised) "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1st January 2003.

The adoption of SSAP 12 (revised) resulted in a change in accounting policy. However, no prior year adjustment has been made as the effect of

this change is not material on the results for the current and prior accounting periods.

(2) Continuing operation / Discontinued operation
All the turnover and loss of the Group are derived from Continuing Operation. The Group did not discontinue any of its operation in year 2003 and 2002.

(3) Dividends
The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2003.

(4) Operating loss
Operating loss is stated after crediting and charging the following:

	Group	
	2003	2002
	HK$'000	HK$'000
Crediting		
Net other operating expenses including:		
Net gain on dilution of interests in associated companies/subsidiaries	11,503	23,684
Net gain on disposal of subsidiaries	-	11,549
Net gain on disposal of fixed assets	26	621
Write-back of provision for legal fees	-	12,418
Write-back of provision for bad and doubtful debts	21,036	-
Gain on redemption of preferred shares	5,793	-
	=======	==========
Charging		
Cost of inventories sold	17,013	25,445
Cost of services provided	3,966	6,070
Depreciation	3,457	19,474
Auditors' remuneration	450	1,535
Staff costs (excluding directors' remuneration:		
Wages and salaries	1,502	50,638
Unutilised annual leave	-	687
Termination benefits	-	1,253
Contributions to defined contribution Mandatory Provident Fund	71	2,921
Less: costs capitalised	-	(13,198)
	---------	------------
	1,573	42,301
	---------	---------
Operating lease rentals:		
Land and buildings	1,324	8,451
Equipment	416	354
	--------	---------
	1,740	8,805
	--------	-------
Net other operating expenses including:		
Amortisation of intangibles:		
Film rights	-	3,489
Goodwill	104	2,024
Development costs	368	3,908
Write-off of development costs	92	-
Write-off of inventories	-	625
Provision for inventories	-	4,531
Provision for bad and doubtful debts	298	6,108
Write-off of bad and doubtful debts	870	33,855

Net unrealised loss of short-term investments	3,946	6,692
Provision for settlement of legal dispute	13,852	-
Exchange losses, net	-	55

(5) Loss per share

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$70,046,000 (2002: HK$95,103,000) and on the weighted average number of 2,922,238,205 (2002: 2,774,293,000) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31st December 2003 and 2002 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNUAL RESULTS ANNOUNCEMENT

The directors present the audited consolidated annual results of the Group for the year ended 31 December 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Year Ended 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
Turnover		**30,011**	51,791
Cost of sales		**(24,567)**	(35,714)
Gross profit		**5,444**	16,077
Other revenues		**7,837**	2,702
Marketing, selling and distribution costs		**(1,233)**	(13,677)
Administration expenses		**(15,246)**	(86,753)
Impairment loss on investment securities		**(44,508)**	(63,382)
Net other operating income/(expenses)		**20,000**	(9,223)
Operating loss	4	**(27,706)**	(154,256)
Finance costs		**(4,634)**	(3,979)
Share of losses of:			
Jointly controlled entities		**—**	(1,727)
Associated companies		**(37,511)**	(11,393)
Loss before taxation		**(69,851)**	(171,355)
Taxation	5	**(195)**	—
Loss after taxation		**(70,046)**	(171,355)
Minority interests		**—**	76,252
Loss attributable to shareholders		**(70,046)**	(95,103)
		HK cents	HK cents
Basic loss per share	6	**(2.40)**	(3.40)

Notes:

(1) Basis of preparation

These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention, except for short-term investments which are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") 12 (revised) "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003. The adoption of SSAP 12 (revised) resulted in a change in accounting policy. However, no prior year adjustment has been made as the effect of this change is not material on the results for the current and prior accounting periods.

(2) Dividends

The directors do not recommend the payment of a dividend in respect of the year ended 31 December 2003.

(3) Segment information

Primary reporting format — business segments

The Group is organised into three main business segments:

(i) Home Audio — retail and distribution of home audio and video components and equipment;

(ii) Telecommunications services; and — provision of IP telephony, computer telephony integration engineering and related

(iii) Share Trading — securities trading.

There are no sales between the business segments.

	2003			
	Home Audio	Tele-communications	Share Trading	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	16,362	6,005	7,644	30,011
Segment results	(790)	(2,864)	4,056	402
Net unrealised loss of short-term investments				(3,946)
Write-back of provision of bad and doubtful debts				21,036
Impairment loss on investment securities				(44,508)
Net gain on dilution of interests in associated companies				11,503
Provision for bad debts				(298)
Unallocated costs				(11,895)
Operating loss				(27,706)
Unallocated share of losses of associate companies *(a)*				(37,511)

	2002				
	Digital Broadcasting*(a)*	Home Audio	Financial Market Information*(a)*	Tele-Communications	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	35,836	1,961	11,965	2,029	51,791
Segment results	(92,328)	(2,350)	(3,651)	(7,690)	(106,019)
Provision for bad and doubtful debts					(3,800)
Impairment loss on investment securities					(63,382)
Unrealised loss on short-term investments					(6,692)
Net gain on dilution of interests in subsidiaries					23,684
Unallocated income					1,953
Operating loss					(154,256)

Secondary reporting format — geographical segments

The Group operates in three main geographical areas:

(i) Hong Kong — Provision of international financial market information and selective consumer data, share trading, and retail and distribution of home audio and video components and equipment;

(ii) Mainland China — Design, integration and installation of digital broadcasting equipment and trading of related products, provision of IP telephony, computer telephone integration engineering and related service;

(iii) Other Southeast Asia countries — Design, integration and installation of digital broadcasting systems and development of related software and products, and provision of international financial market information and selective consumer data.

There are no sales between the geographical segments.

		2003	
	Turnover	**Segment results**	**Capital expenditure**
	HK$'000	***HK$'000***	***HK$'000***
Hong Kong	**24,006**	**19,666**	**14**
Mainland China	**6,005**	**(2,864)**	**18**
Other Southeast Asian countries *(a)*	**—**	**—**	**—**
	30,011	**16,802**	**32**
Impairment loss on investment securities		**(44,508)**	
Operating loss		**(27,706)**	

	2002		
	Turnover *HK$'000*	Segment results *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	10,854	(15,905)	10,671
Mainland China	36,825	(73,999)	12,641
Other Southeast Asian countries *(a)*	4,112	(970)	38
	51,791	(90,874)	23,350
Impairment loss on investment securities		(63,382)	
Operating loss		(154,256)	

(a) The activities of these business segments were carried out by the former subsidiaries which have been reclassified as associated companies at 31 December 2002.

(4) Operating loss

Operating loss is stated after crediting and charging the following:

	Group	
	2003 *HK$'000*	2002 *HK$'000*
Crediting		
Net other operating expenses including:		
Net gain on dilution of interests in associated companies/subsidiaries	**11,503**	23,684
Net gain on disposal of subsidiaries	**—**	11,549
Net gain on disposal of fixed assets	**26**	621
Write-back of provision for legal fees	**—**	12,418
Write-back of provision for bad and doubtful debts	**21,036**	—
Gain on redemption of preferred shares	**5,793**	—
Charging		
Cost of inventories sold	**17,013**	25,445
Cost of services provided	**3,966**	6,070
Depreciation	**3,457**	19,474
Auditors' remuneration	**450**	1,535
Staff costs (excluding directors' remuneration):		
Wages and salaries	**1,502**	50,638
Unutilised annual leave	**—**	687
Termination benefits	**—**	1,253
Contributions to defined contribution Mandatory Provident Fund	**71**	2,921
Less: costs capitalised	**—**	(13,198)
	1,573	42,301
Operating lease rentals:		
Land and buildings	**1,324**	8,451
Equipsment	**416**	354
	1,740	8,805

	Group	
	2003	2002
	HK$'000	*HK$'000*
Net other operating expenses including:		
Amortisation of intangibles:		
Film rights	—	3,489
Goodwill	**104**	2,024
Development costs	**368**	3,908
Write-off of development costs	**92**	—
Write-off of inventories	—	625
Provision for inventories	—	4,531
Provision for bad and doubtful debts	**298**	6,108
Write-off of bad and doubtful debts	**870**	33,855
Net unrealised loss of short-term investments	**3,946**	6,692
Provision for settlement of legal dispute	**13,852**	—
Exchange losses, net	—	55

(5) Taxation

No provision for Hong Kong and overseas profits tax has been made in the accounts as the Company and it's subsidiaries did not have any assessable profit for the year (2002: HK$Nil). The taxation charge to the consolidated profit and loss account represents under provision for financial years prior to 2002.

No provision for deferred tax has been made in the accounts as the crystallisation of the net deferred tax asset in the foreseeable future is uncertain.

Deferred income tax assets are not recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is not probable. As at 31 December 2003, the Group had unrecognised tax losses of approximately HK$294,276,000 (2002: HK$291,512,000) to carry forward against future taxable income, of which approximately HK$10,405,000 of these tax losses will expire in 2008.

(6) Loss per share

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$70,046,000 (2002: HK$95,103,000) and on the weighted average number of 2,897,581,000 (2002: 2,774,293,000) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31 December 2003 and 2002 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

BUSINESS REVIEW

The Group's turnover for the year was HK$30,011,000 as compared to HK$51,791,000 in the prior year. Net loss attributable to shareholders amounted to HK$70,046,000 as compared against a net loss of HK$95,103,000 in 2002.

Below is the operational review of each division.

Digital Broadcasting Investment

One of the Group's significant investments which is accounted for as an associated company in 2003 (was accounted for as a subsidiary in 2002), includes DVN (Holdings) Limited ("DVN"), a listed company in Hong Kong. DVN's business outlook strengthened as the PRC government announced its intention to migrate 30 million analog subscribers to digital by 2005. As a result, as more localities implement their digitalization plans, DVN has recorded sharply higher set-top boxes sales and subscription revenues. The increased revenues were achieved in spite of the impact from SARS, which caused cable television stations to delay their digitalization plans, and to reduce promotional activities.

In January 2003, DVN sold headend equipment to Fujian, and is currently supplying Fujian with set-top boxes. A contract was signed with Shanghai in June to supply the municipality with set-top boxes; while integration contracts were signed with Urumqi, Hangzhou, and Qingdao.

The integration contracts are a new development for DVN in which DVN agrees to supply all the middleware, software, and integration expertise to ensure that a digital platform is up and running for a cable operator. DVN does not supply the actual headend hardware, and therefore does not incur any capital expenses. DVN receives an integration fee, but does not receive any subscription fees in this arrangement. However, in exchange for providing software that enables various value added services, DVN receives 30-50% of the value added service revenues for the next 15-20 years. Value added services include: online gaming, long distance education, television shopping, stock market trading, etc. Through this new business model, DVN does not incur any financial risk, while ensuring that it receives significant financial upside if value added services succeed in China.

This transition from headend sales to set top box and subscription sales is a natural progression as first cable operators must install the headends. Through these headend sales and through its leasing of headends in other localities, DVN is able to establish a base from which it can generate future revenues. After the headends are installed, the cable operator is able to sell set-top boxes and subscriptions to customers. With this transition, DVN expects accelerated revenue growth as it will be able to generate considerably more revenues from set-top boxes and the provision of services as compared to sales of headend equipment.

With the government's continued push towards digitalization, DVN expect sales of STB's and subscription revenues to accelerate. In July 2003, SARFT formally announced a list of 33 cities that should immediately implement plans to go digital. DVN has established relationships with some of these cities already putting it in a position to promote, provide and deliver digital services.

First mover advantages are extremely important in the cable industry as early entrants establish technical standards in the localities, legal commitments, and relationships that make entry for later competitors more difficult. With this first mover advantage, we believe DVN has an unique position in China's cable industry to take advantage of the government's initiative towards digitialzation.

Communication Division

The Group's communication division continues to develop its business in an intense competitive environment. We expect that our scalable, cost effective modular system provides an affordable solution for enterprises to improve on customer care. As China moves towards more service oriented operations, our modular call centers will be in greater demand. We are well positioned in the China market to sell this solution and other related services.

Audio and Video Distribution Division

The high audio market was adversely affected by the economic downturn in the first half of the year. With the support of the government to stimulate tourism from China, this will have an effect in the overall retail market for Hong Kong. The Group will move cautiously to seek strategic acquisitions and distribution rights before investing further into this business segment.

Future

The Group will seek to strengthen the audio and video components and equipment distribution through strategic investment.

As discussed above, the Group's significant investment in DVN is engaged in the exciting and still maturing digital broadcasting industry in China with significant potential in revenue and profits. As the industry evolves, and cable operator's sophistication increases, DVN anticipates that it will need to work with strategic partners that will complement DVN's existing strengths of software development and services. DVN is therefore actively in discussions with potential strategic partners. Our Group will support DVN in its cooperation with strategic partners that have strengths in hardware, manufacturing, and technology; and also with the requisite experience and expertise to help ensure that DVN's digital cable deployments in China are successful.

The Group has rationalized its operations. The Group will seek to diversify its businesses and implement strategies that strengthens its revenue and asset base. The Group will continue to explore any business opportunities in strategic acquisition of equity interests in Hong Kong or abroad. In addition, the Group will look for opportunities to expand its capital base in the equity and capital markets.

FINANCIAL REVIEW

Liquidity, financial resources, and exposure to exchange rate fluctuation

As at 31 December 2003, the Group held cash deposits totalling HK$16.4 million, an increase of HK$12.2 million compared with that of 31 December 2002, which was mainly from the raising of approximately HK$14.5 million by the issuing of 500,000,000 new shares of the Company to public investors. A current ratio of 1.22 and a gearing ratio, representing long term liabilities to net worth, of 0.157 as at 31 December 2003 were slightly improved as compared to 1.18 and 0.178 as at 31 December 2002.

In addition to the internal generated cash flows and capital raising, the Group also made use of short-term borrowings to finance its operations during the year. All borrowings during the year were based on market interest rate. The short-term borrowings were secured against certain shares of an associated company. The Group had no long-term bank loan and no bank overdrafts outstanding as at year-end.

There were no significant exposure to foreign currency fluctuation. The Group will continue to rely mainly on the internal generated cash flows and borrowings to fund its operation. The Group will also rely on the realization of its assets or capital raising.

Significant investments held

There was no change in significant investments held during the year. The Group has not acquired or disposed of any material assets during the year.

Number and remuneration of employees, remuneration policies, bonus and share option schemes and training schemes

As at 31 December 2003, the Group employed a total of 6 full-time employees in Hong Kong and a work force of about 25 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

Contingent liabilities

It was disclosed in the 2002 Annual Report and the 2003 Interim Report that three of its wholly owned subsidiaries, Universal Appliances Limited ("UAL"), Smoothline Limited ("Smoothline") and Greatsino Electronic Limited ("GEL"), had certain pending litigation with a customer primarily arising out of a Demand for Arbitration from the customer for resolution of certain disputes relating to the sale of certain cordless telephones to the customer. Further details of the disputes are set out in Note 33(a) to (c) to the 2002 Annual Report.

On 26 January 2004, UAL, Smoothline and GEL entered into an agreement with the customer to settle all existing and potential claims arising between UAL, Smoothline and GEL and the customer in consideration of the payment by UAL, Smoothline and GEL of, in aggregate, US$2.1 million (equivalent to approximately HK$16 million), payable as follows: (a) US$300,000 (equivalent to approximately HK$2 million) by 15 February 2004, and (b) 18 subsequent payments of US$100,000 (equivalent to approximately HK$800,000) on the 15 day of every consecutive month thereafter until the total amount of US$2.1 million has been paid.

Save for the aforesaid, the Group does not have any other material contingent liabilities as at 31 December 2003.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

DIRECTORS

As at the date of this announcement, the Board comprises Mr. Ko Chun Shun, Johnson (Chairman), Mr. Cheong Chow Yin (non-executive director), Mr. Wilton Timothy Carr Ingram (independent non-executive directors) and Dr. Wong Yau Kar, David (independent non-executive directors).

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Company will submit a CD ROM to the Stock Exchange of Hong Kong Limited ("Stock Exchange") before 30 April 2004 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities for publication on the Stock Exchange's website.

By order of the Board
UNIVERSAL HOLDINGS LIMITED
Ko Chun Shun, Johnson
Chairman

Hong Kong, 27 April 2004

Please also refer to the published version of this announcement in the China Daily.

(1)

UNIVERSAL HOLD<00419> - Amendment to Results Announcement (Advised by UNIVERSAL HOLD)

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"We would like to clarify that in note 5 to the Summary Result Announcement Form, the weighted average number of ordinary shares used to calculate the loss per share should be 2,897,581,000 instead of 2,922,238,205 which was previously reported. The amendment is due to late correction"

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNOUNCEMENT

The board of Directors refers to the announcement of DVN dated 18 May 2004. As at the date of this announcement, UHL, Mr. Ko and Prime Pacific International Limited, a company controlled as to 67% by UHL and as to 33% by Mr. Ko, are together currently beneficially interested in an aggregate of approximately 35.34% of the existing issued ordinary share capital of DVN.

As described in the DVN Announcement, DVN and the Subscriber entered into the Subscription Agreement on 18 May 2004. Pursuant to the Subscription Agreement, the Subscriber will subscribe for new Shares in DVN in up to 4 tranches. One of the conditions of the First Tranche Completion is the receipt by the Subscriber of the Shareholders' Deed duly executed by Mr. Ko and UHL.

Mr. Ko and UHL, as the shareholders of DVN, entered into the Shareholders' Deed with the Subscriber on 18 May 2004. Pursuant to the Shareholders' Deed, among other things, Mr. Ko and UHL undertake to the Subscriber not to, and will procure Mr. Ko Associates and UHL Associates not to, dispose of any interest in the DVN group subject to certain terms and conditions set out in the Shareholders' Deed. Such restrictions apply during the period commencing on the date of the Subscription Agreement and ending on the date 6 months after the date of the First Tranche Completion, as detailed in this announcement.

Trading of the shares of UHL on the Stock Exchange has been suspended at the request of UHL with effect from 9:30 a.m. on 22 April 2004 pending the release of this announcement. An application has been made by UHL to the Stock Exchange for the resumption of the trading of the shares of UHL with effect from 9:30 a.m. on 19 May 2004.

The board of Directors refers to the DVN Announcement regarding, among other things, the Subscription Agreement entered into between DVN and the Subscriber on 18 May 2004. As at the date of this announcement, UHL is itself beneficially interested in approximately 7.47% of the existing issued ordinary share capital of DVN, Mr. Ko (with his family members in person or through their respective wholly-owned companies) is beneficially interested in approximately 1.84% of the issued ordinary share capital of DVN, and Prime Pacific International Limited, a company which is owned as to 67% by Gold Pagolda Incorporated (a wholly owned subsidiary of UHL) and as to 33% by Prime Gold International Limited (a company owned as to 82.45% by Kwan Wing Holdings Limited which in turn is wholly-owned by Mr. Ko and as to 17.55% by Shining Sky Consultants Limited which in turn is wholly-owned by Mr. Lui Pan, Terry, an executive director of DVN), is beneficially interested in approximately 26.03% of the existing issued ordinary share capital of DVN. UHL, Mr. Ko and Prime Pacific International Limited are together currently beneficially interested in an aggregate of approximately 35.34% of the existing issued ordinary share capital of DVN. In addition, as at the date of this announcement, UHL also holds, through its wholly-owned subsidiary, preference shares with a face value of US$15 million issued by DVNGL which

are exchangeable into approximately 24,786,780 Shares at a conversion price of HK$4.69 per share (subject to adjustment).

THE SUBSCRIPTION AGREEMENT BETWEEN DVN AND THE SUBSCRIBER

As described in the DVN Announcement, on 18 May 2004, DVN entered into the Subscription Agreement with the Subscriber. Under the Subscription Agreement, the Subscriber has conditionally agreed to subscribe for and DVN has conditionally agreed to allot and issue to the Subscriber new Shares in up to four tranches for a cash consideration if all four tranches are subscribed for of up to a maximum of US$33 million (equivalent to approximately HK$257.4 million), subject to certain terms and conditions as detailed in the DVN Announcement. One of the conditions of the First Tranche Completion is the receipt by the Subscriber of the Shareholders' Deed duly executed by UHL and Mr. Ko.

SHAREHOLDERS' DEED

Mr. Ko and UHL, as the shareholders of DVN, entered into the Shareholders' Deed with the Subscriber on 18 May 2004. Pursuant to the Shareholders' Deed, Mr. Ko and UHL agreed that, among other things, during the period commencing on the date of the Subscription Agreement and ending on the date 6 months after the date of the First Tranche Completion, Mr. Ko and UHL will not, and will procure their respective Mr. Ko Associates and UHL Associates will not, without the consent of the Subscriber, (i) engage in any negotiations or discussions (save for when Mr. Ko is acting in his capacity as a Chairman of DVN or as a director of any of the DVN group companies) or enter into any agreement, arrangement or understanding regarding any Prohibited Activity and (ii) create any encumbrance (capable of being enforced or exercised during such period) over any securities held directly or indirectly by any of them.

Notwithstanding that, during the period commencing on the date of the Subscription Agreement and ending on the date 6 months after the date of the First Tranche Completion,

(i) Mr. Ko Associates may dispose on-market through the Stock Exchange in an orderly manner up to 20% of the Shares in issue as at the date of the Shareholders' Deed;

(ii) transfers or sales of any Shares among the Mr. Ko Associates or UHL Associates and transfers or sales of any ordinary shares in UHL among the Mr. Ko Associates may be made if such ordinary shares remain held by a Controlled Person of Mr. Ko after the transfer or sale;

(iii) Mr. Ko Associates may dispose on-market through the Stock Exchange in an orderly manner up to 20% of the ordinary shares in UHL in issue as at the date of the Shareholders' Deed;

(iv) Mr. Ko Associates may exercise the options in respect of the Shares which have been or may be granted to them under any of DVN's share option schemes;

(v) Mr. Ko Associates may exercise the exchangeable right attaching to the convertible preference shares issued by DVNGL as at the date of the Shareholders' Deed; and

(vi) Mr. Ko Associates may acquire any number of Shares or ordinary shares in UHL.

Mr. Ko Associates may undertake any top-up placing transaction in respect of the ordinary shares in UHL and Mr. Ko Associates or UHL Associates may (provided that the Subscriber has consented to any new

issue of Shares by DVN pursuant to the Subscription Agreement) undertake any top-up placing transaction in respect of the Shares. (UHL has no plan to do any top-up placing transaction at this moment. Should a top-up placing transaction take place in the future, UHL will make appropriate announcement according to the Listing Rules.) Mr. Ko and UHL have agreed not to dispose of any other securities issued by any member of the DVN group including those convertible or exchangeable into any Shares or any ordinary shares in UHL.

The Shareholders' Deed shall cease to have effect on the earlier of (i) the day after the date 6 months after the date of the First Tranche Completion; (ii) certain undertaking given by DVN to the Subscriber under the Subscription Agreement ceasing to be of effect due to the Second Tranche Completion not occurring on or before the said long stop date; or (iii) the termination of the Subscription Agreement.

GENERAL

For further details of the Subscription Agreement, please refer to the DVN Announcement.

The board of Directors comprises Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Cheong Chow Yin (non-executive Director), Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

Trading of the shares of UHL on the Stock Exchange has been suspended at the request of UHL with effect from 9:30 a.m. on 22 April 2004 pending the release of this announcement. An application has been made by UHL to the Stock Exchange for the resumption of the trading of the shares of UHL with effect from 9:30 a.m. on 19 May 2004.

DEFINITIONS

"Affiliates"	any subsidiary or holding company of a company and any subsidiary of any such holding company or any Controlled Persons of any of the foregoing persons
"associates"	has the meaning ascribed thereto under the Listing Rules
"Control"	means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another person (the "controlled person"), whether, directly or indirectly, (a) through the holding of securities, or the possession of voting power in relation to the controlled person; or (b) by the memorandum or articles of association or other document regulating the controlled person; or (c) through controlling the composition of the board of the controlled person to an extent to enable the control or direction of the decisions of such board; or (d) through controlling the appointment or actions of the legal representative, general manager or other person(s) who have the ability to exercise the powers or authority of the controlled person; or (e) by contract or otherwise; and in relation to a partnership, means the right to a share of more than one-half of the assets, or more than one-half of the income, of the partnership, provided that where rights to share the assets or income of a partnership are held in equal shares, then if a person can also direct or cause the direction of the affairs of such partnership then such person "controls" the partnership

"Controlled Persons"	in relation to a person, means any person under the Control of the first-mentioned person and any Controlled Persons of such persons
"Directors"	the directors of UHL
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"DVN Announcement"	the announcement dated 18 May 2004 issued by DVN
"DVNGL"	DVN (Group) Limited, a company incorporated in British Virgin Islands with limited liability and a wholly-owned subsidiary of DVN
"First Tranche Completion"	completion of the subscription of new Shares under the first tranche in accordance with the terms and conditions under the Subscription Agreement
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, being the Chairman of the board of Directors and controlling shareholder of UHL, who together with his concert parties holds a total of approximately 31.12% direct and indirect interests in UHL
"Mr. Ko Associates"	Mr. Ko, his wife, companies directly or indirectly controlled by Mr. Ko which hold direct or indirect interests in the Shares or ordinary shares of UHL, his Controlled Persons, his Related Persons and their respective Representatives, Affiliates and Controlled Persons
"Prohibited Activity"	any proposal or offer relating to the acquisition, merger, combination, sale or other disposition or disposal of part of, or the whole of any DVN group companies or any securities of any DVN group companies
"Related Persons"	spouse, person cohabiting as a spouse, child (natural or adopted), step-child, parent, step-parent, brother, sister and any person who is accustomed to act in accordance with the instructions of the individual concerned (including without limitation any trustees of any trust of which he or any of the foregoing persons is a beneficiary or a discretionary object); and any Controlled Persons of any persons included in this definition
"Representatives"	in relation to a company means its directors, officers, agents, advisers or employees; and in relation to an individual means his/her agents or advisers
"Second Tranche Completion"	completion of the subscription of new Shares under the second tranche in accordance with the terms and conditions under the Subscription Agreement
"Shares"	ordinary share(s) of HK$0.10 each in the share capital of DVN
"Shareholders' Deed"	the deed dated 18 May 2004 entered into between the Subscriber, Mr. Ko and UHL

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Motorola-Dragon Investment, Inc., a company incorporated in the State of Delaware USA and an indirect wholly-owned subsidiary of Motorola, Inc. which shares are listed on The New York Stock Exchange
"Subscription Agreement"	the conditional subscription agreement dated 18 May 2004 entered into between DVN and the Subscriber in relation to the subscription of new Shares by the Subscriber as detailed in the DVN Announcement
"UHL"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"UHL Associates"	UHL, companies directly or indirectly controlled by UHL which hold direct or indirect interests in the Shares, and their Representatives, Affiliates and Controlled Persons
"USA"	United States of America
"HK$"	Hong Kong dollars
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 18 May 2004

For illustrative purposes only, amounts denominated in US$ have been translated into HK$ at the rate of US$1.0 to HK$7.8. No representation is made that any amounts in US$ could have been or could be converted at the above rate or at any other rates or at all.

Please also refer to the published version of this announcement in the China Daily.

(ℓ)

UNIVERSAL HOLD<00419> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movements.

Save for the announcement of the Company dated 18 May 2004, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Cheong Chow Yin as non-executive director and Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

Hong Kong, 19 May 2004"

(M)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

GENERAL MANDATES TO ISSUE NEW SHARES, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice of the Annual General Meeting to be held at Unit 4306-07, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong on 30th June, 2004 at 10:00 a.m. is set out on pages 8 to 13 of this circular. A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend the Annual General Meeting in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

8th June, 2004

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at Unit 4306-07, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong on 30th June, 2004 at 10:00 a.m., or any adjournment thereof (or as the case may be)
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"General Mandate"	a general mandate to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereof
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time

"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.
"2003 Annual Report"	the annual report of the Company for the year ended 31st December, 2003

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

Directors:
Mr. Ko Chun Shun, Johnson *(Chairman)*
Mr. Cheong Chow Yin*
Mr. Wilton Timothy Carr Ingram #
Dr. Wong Yau Kar, David #

* *non-executive Directors*
\# *Independent non-executive Directors*

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

8th June, 2004

To the Shareholders

Dear Sir/Madam,

GENERAL MANDATES TO ISSUE NEW SHARES, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain ordinary and special resolutions to be proposed at the Annual General Meeting to enable you to make an informed decision on whether to vote for or against those resolutions.

At the Annual General Meeting, resolutions, amongst others, will be proposed for the Company to approve (i) the proposed granting of the General Mandate to the Directors; and (ii) the amendments to the Articles to align with the amended Listing Rules which have become effective on 31st March, 2004 and the SFO and which have become effective on 1st April, 2003.

GENERAL MANDATES TO ISSUE NEW SHARES

General mandate to issue new Shares

At the Annual General Meeting, ordinary resolution no. 4 will also be proposed that the Directors be given the General Mandate in order to ensure flexibility and discretion to the Directors to issue new Shares.

Amendments to the Articles

The Stock Exchange has revised the Listing Rules and the new Listing Rules have become effective on 31st March, 2004. In addition, the SFO have recently become effective on 1st April, 2003.

The Board therefore proposes to make certain amendments to the Articles in compliance with the revised Listing Rules and at the same time bring the Articles up to date with the SFO.

Amendment to Article 2 will be proposed to reflect the enactment of the SFO which includes the definition of "clearing house".

The corporate governance issues including, among other things, disclosure of information on proposed directors before election at general meeting and notices to be given in relation thereto, and voting of members at general meeting and of directors at board meeting on any matter in which the directors and/or his associates have a material interest as required under Appendix 3 to the revised Listing Rules will also be incorporated in the proposed amendments to the Articles.

Set out in the special resolution no. 5 of the notice of Annual General Meeting on pages 10 to 13 of this circular are amendments to the Articles that are proposed. A summary of the proposed amendments are also set out in the Appendix of this circular.

ANNUAL GENERAL MEETING

A notice of the Annual General Meeting is set out on pages 8 to 13 of this circular. At the Annual General Meeting, in addition to the ordinary business of the meeting, resolutions will be proposed to approve the General Mandate and the amendments to the Articles respectively.

A resolution will also be proposed to re-elect the retiring director, Dr. Wong Yau Kar, David. Dr. Wong has been the independent non-executive director of the Company since 2000 and according to the Articles, Dr. Wong will retire, and being eligible, offers himself for re-election at the Annual General Meeting. Dr, Wong, aged 46 has extensive experience in international trade and corporate finance. He is the Managing Director of United Overseas Investments Limited and the director of Fujian Zhangping Power Co. Limited. Dr. Wong is

also the Vice-President of The Chinese Manufacturers' Association of Hong Kong and the Council Member of Hong Kong Institute of Directors. Dr. Wong holds a Ph.D degree in Economics from the University of Chicago.

Dr. Wong's appointment does not provide for a specific length of service period and his emolument is determined by the Board from time to time by reference to the market salary range for the position and is not specified in any service contract. Dr. Wong does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Dr. Wong does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend and vote at the Annual General Meeting in person, you are requested to complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Pursuant to Article 66 of the Articles, every resolution submitted to a general meeting shall be determined on a show of hands in the first instance by the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a) at least 3 Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) any Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Directors consider that all the proposed resolutions in the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the ordinary and special resolutions nos. 1 to 5 to be proposed at the Annual General Meeting in respect thereof.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company during the normal business hours from the date of this circular up to and including the date of the Annual General Meeting:

(i) the memorandum of association and the Articles of the Company.

Yours faithfully,
For and on behalf of
UNIVERSAL HOLDINGS LIMITED
Ko Chun Shun, Johnson
Chairman

This appendix summarizes the proposed amendments to the Articles to reflect the legislative changes to the SFO which have become effective on 1st April, 2003 and to incorporate the changes that are required under the revised Listing Rules which have become effective on 31st March, 2004.

ARTICLE 2 — CLEARING HOUSE WITHIN THE MEANING OF SFO

Article 2 will be amended to reflect the enactment of SFO which includes the definition of "clearing house".

ARTICLE 76(2) — VOTING RESTRICTIONS UNDER LISTING RULES

Article 76(2) will be added pursuant to the revised Listing Rules so that where any shareholder is subject to voting restrictions under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted.

ARTICLE 103 — DIRECTOR'S INTERESTS

Article 103 will be amended to provide that Directors shall not vote for transactions in which they or their associates have a material interest. The new interpretation of "associate(s)" under the revised Listing Rules will also be adopted under Article 2. Article 103 will also be amended so that a Director's vote shall not be counted in the quorum present at a meeting at which any contract or arrangement in which he or his associates is materially interested is considered. It will also provide resolutions when questions relating to material interest of a Director or his associate(s) arise.

ARTICLE 88 — APPOINTMENT OF DIRECTORS

Article 88 will be amended to specify the lodgment period of the nomination of directors by shareholders, which will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the **"Company"**) will be held at the Unit 4306-07, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong on 30th June, 2004 at 10 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31st December, 2003.

2. To re-elect retiring director and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, the following resolution as an ordinary resolution of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

5. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"THAT the articles of association of the Company (the "Articles") be and are hereby amended as follows:

Article 2

By inserting the following new definition of "associate" in Article 2:

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange."

By deleting from the definition of "clearing house" in Article 2, the words "a recognized clearing house within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance of Hong Kong or";

Article 76

1. By re-numbering existing Article 76 as Article 76(1);

2. By inserting the following as new Article 76(2):

"(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

Article 88

By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that (if the notices are submitted after the dispatch of the notice of the

general meeting appointed for such election) the period for lodgment of such notice(s) shall commence on the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

Article 103

By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103 (all changes have been marked-up for your easy reference):

103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associate(s) own(s) five (5) per cent. or more (within the meaning of Article 103(2)) is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and of his associate(s) as known to such chairman has not been fairly disclosed to the Board.

and **THAT** any director of the Company be and is hereby authorised to take such further action as he may, in his sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 8th June, 2004

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. As at the date hereof, Mr. Ko Chun Shun, Johnson is Chairman of the Company, Mr. Cheong Chow Yin is non-executive director of the Company, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David are independent non-executive directors of the Company.

(4) 倘於任何董事會會議上就有關董事或其聯繫人士(大會主席除外)權益之重要性或任何董事(該主席除外)享有之投票權產生問題，而該問題不能透過其自願同意放棄投票之方式解決，則該問題均由大會主席處理，而其就有關該等其他董事之裁決將為最終及具決定性，惟就該董事所知有關該董事及其聯繫人士權益之性質或範圍並未向董事會作出公平披露之情況則除外。倘上述任何問題乃有關大會主席，則該問題將以董事會決議案(該主席不得就此投票)決定，而該決議案將為最終及具決定性，惟就該主席所知有關該主席及其聯繫人士權益之性質或範圍並未向董事會作出公平披露之情況則除外。

並**動議**授權本公司任何董事採取其全權酌情認為適當之進一步行動以代表本公司實行上述對本公司現行組織章程細則之修訂。」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零四年六月八日

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)，最遲須於大會指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，方為有效。

3. 於本通告日期，高振順先生為本公司之主席，張釗榮先生為本公司之非執行董事，Wilton Timothy Carr Ingram先生及黃友嘉博士為本公司之獨立非執行董事。

(v) 有關董事或其聯繫人士僅以高級人員或行政人員或股東身份直接或間接擁有其中權益之任何其他公司(董事及／或其聯繫人士實益擁有該公司(或其或其任何聯繫人士藉以獲得權益之任何第三間公司)任何類別已發行股份或投票權百分之五(5)或以上權益之公司除外)之任何合約或安排；或

(vi) 有關採納、修訂或執行同時涉及本公司或其任何附屬公司之董事、其聯繫人士及僱員之購股權計劃、公積金或退休金、身故或傷殘津貼計劃或其他安排之任何建議，而任何董事或其聯繫人士並不獲提供任何與該計劃或基金有關之僱員不獲賦予之任何特權或利益。

(2) 倘及只要(僅倘及只要)董事及／或其聯繫人士(不論直接或間接)持有或實益擁有一間公司(或其或其任何聯繫人士藉以獲得權益之任何第三間公司)任何類別權益股本或該公司股東所獲投票權百分之五(5)或以上之權益，則該公司將被視為董事及／或其聯繫人士擁有百分之五(5)或以上權益之公司。就本段而言，並不計及董事或其聯繫人士以被動或託管受託人之身份持有，而其或其任何聯繫人士於當中並無擁有實際權益之任何股份；於一項信託(其中倘及只要在部份其他人士有權就此收取收入之情況下，則董事或其聯繫人士之權益將屬復歸或剩餘權益)所包含之任何股份；以及於一項獲授權之單位信託計劃(其中董事或其聯繫人士僅以單位持有人之身份擁有權益)中之任何股份；以及無權於股東大會上投票且僅具有相當有限之收取股息及收回資本權利之任何股份。

(3) 倘董事及／或其聯繫人士持有百分之五(5)以上權益(定義見細則第103(2)條)之公司於一項交易中擁有重大權益，則該董事及／或其聯繫人士亦將被視為於該項交易中擁有重大權益。

該選舉指定舉行股東大會之通告後提交）提交有關通知之期間須由寄發就該選舉指定舉行股東大會之通告後翌日開始，且不得遲於該股東大會舉行日期前七(7)日結束。

細則第103條

刪除現行細則第103條全文，並由以下之新細則第103條取代（修訂處劃有底線，以便查閱）：

103. (1) 董事不得就其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票，亦不得計入法定人數內，惟此項限制不適用於下列任何情況：

(i) 向董事或其聯繫人士就其或其任何聯繫人士因應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益所借出款項或引致或承擔之責任而提供任何抵押或賠償保證之任何合約或安排；

(ii) 向第三者就本公司或其任何附屬公司之債項或責任而提供任何抵押或賠償保證之任何合約或安排，其中董事或其聯繫人士個別或共同提供全部或部份擔保或賠償保證或抵押；

(iii) 有關發售本公司或本公司可能創立或擁有權益之任何其他公司股份、債券或其他證券以供認購或購買，而董事或其聯繫人士因參與有關發售之包銷或分包銷而擁有或可能擁有權益之任何合約或安排；

(iv) 董事或其聯繫人士僅因持有本公司股份、債券或其他證券而與其他本公司股份、債券或其他證券之持有人以同一方式擁有其中權益之任何合約或安排；

5. 考慮並酌情通過下列決議案為本公司特別決議案：

「**動議**修訂本公司之組織章程細則(「細則」)如下：

細則第2條

於細則第2條中加入以下之「聯繫人士」新定義：

「「聯繫人士」　具指定證券交易所規則所賦予之涵義。」

刪除細則第2條中「結算所」之定義中，「於香港證券及期貨(結算所)條例第2條中所指之認可結算所或」之字眼；

細則第76條

1. 將現行細則第76條重新編號為細則第76(1)條；

2. 加入下文為新細則第76(2)條：

「(2) 倘任何股東根據指定證券交易所規則須就任何特定決議案放棄投票，或受限制僅可投票贊成或反對任何特定決議案，則由有關股東或其代表所投任何違反有關規定或限制之票數，將不予計算在內。」

細則第88條

刪除現行細則第88條全文，並由以下之新細則第88條取代：

88. 除非獲董事提名膺選，概無任何人士(於大會上退任之董事除外)合資格於任何股東大會上當選董事，除非由合資格出席大會及投票之股東(獲提名人士除外)簽署之通知(該通知表明其願意在大會提名他人參選)及由獲提名人士簽署之通知(其中表明其願意參選)已送達總辦事處或註冊辦事處，惟發出通知之最短期間須為最少七(7)日，而(倘通知於寄發就

(c) 本公司董事依據上文(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據(i)配售新股、或(ii)聯交所批准之本公司購股權計劃、或(iii)按照本公司組織章程細則配發股份以代替本公司全部或部份股份之股息之任何以股代息或類似安排),不得超過於通過本決議案當日本公司已發行股本面值總額之20%,而上述批准亦應受到相應限制;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列最早時間止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 依照法例或本公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 本決議案所述授權於股東大會上以本公司普通決議案撤回或修改當日。」

「配售新股」乃指本公司董事於指定期間內向於指定記錄日期名列股東名冊上之股份持有人,按照彼等當時所持股份之比例配售股份之建議,惟本公司董事有權就零碎股權或香港以外任何司法權區之法例或任何認可管制機構或任何證券交易所之規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零四年六月三十日上午十時正假座香港金鐘夏慤道16號遠東金融中心4306-07室舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零三年十二月三十一日止年度之董事會報告書、經審核財務報表及核數師報告書。

2. 重選退任董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事會釐定核數師酬金。

作為特別事項

4. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂)：

「**動議**：

(a) 在下文(c)段所限制下，全面及無條件批准本公司董事於有關期間行使本公司一切權力，以配發、發行及處置本公司股本中之額外股份，及作出或授予或須行使此等權力之配售建議、協議、購股權以及轉換或兌換權；

(b) 上文(a)段之批准可附加於本公司董事所獲得之任何其他授權，並授權本公司董事於有關期間作出或授予或須於有關期間過後行使此等權力之配售建議、協議、購股權以及轉換或兌換權；

本附錄撮錄有關細則之修訂建議，以反映證券及期貨條例於二零零三年四月一日生效之立法修訂，以及根據二零零四年三月三十一日生效之經修訂上市規則之規定作出所須改動。

細則第2條－證券及期貨條例之釋義下之結算所

細則第2條將予修訂，以反映包含「結算所」涵義之證券及期貨條例生效。

細則第76(2)條－上市規則下之投票限制

根據經修訂之上市規則加入細則第76(2)條，任何受到上市規則限制其投票之股東，其親自或經任何代表所投票數倘違反有關限制，有關票數將不獲點算。

細則第103條－董事權益

細則第103條將予修訂，訂明董事不得就有關其本身或其聯繫人士擁有重大權益之交易作出投票。經修訂上市規則項下「聯繫人士」之新涵義亦將予於細則第2條採納。細則第103條亦將予修訂，訂明會議審議之任何合約或安排，若關乎董事本身或其聯繫人士之重大權益，其票數將不會被計入該會議之法定人數。該條文亦訂明董事或其聯繫人士出現是否涉及重大利益之問題時所採用之決議案。

細則第88條－董事之委任

細則第88條將予修訂，以訂明股東提名董事之通知期不得早於寄發有關推選而召開之股東大會通告之翌日並不得遲於該股東大會舉行日期前七日。

備查文件

以下文件之副本由本通函日期起至股東週年大會舉行日期(包括該日)之正常辦公時間內可於本公司之註冊辦事處查閱:

(i) 本公司之組織章程大綱及細則。

此致

列位股東 台照

代表
友利控股有限公司
主席
高振順
謹啟

二零零四年六月八日

經理及福建漳平發電有限公司董事。黃博士亦為香港中華廠商聯合會副會長及香港董事學會理事。黃博士持有芝加哥大學經濟學博士學位。

黃博士之服務年期並無訂定，而其酬金按其職位於市場上之薪酬範圍由董事會不時釐訂，且並無於任何服務合約中訂明。黃博士與本公司任何董事、高級管理人員、主要股東或控權股東並無任何關係。黃博士並無於本公司股份擁有任何證券及期貨條例第XV部定義下之權益。

隨附股東週年大會之股東代表委任表格。倘　閣下無意親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥並交回代表委任表格後，　閣下仍可依願親自出席股東週年大會並於會上投票。

根據組織章程細則第66條，於股東大會上提呈之每項決議案須由親身出席之股東舉手投票表決，惟股東大會主席或以下人士可能(於宣佈舉手投票之結果時或之前)要求以投票方式表決：

(a) 至少三名親身出席或委派代表出席而於當時有權於大會上投票之股東；

(b) 任何親身出席或透過派代表出席而有權於大會上投票，而其投票權不少於全體股東總投票權十分之一之一名或多名股東；或

(c) 任何親身出席或透過委派代表出席，並持有賦予持有人在大會上之投票權之本公司股份一名或多名股東，而該等股份之已繳股本數額佔全部具備此權利股份之已繳總額之十分之一。

推薦意見

董事認為於股東週年大會提呈之所有決議案乃符合本公司及股東整體之最佳利益，因此董事建議各股東將於股東週年大會上提呈之第1至5號普通及特別決議案投贊成票。

發行新股份之一般授權

發行新股份之一般授權

於股東週年大會上，本公司亦將提呈第4號普通決議案，以授予董事一般授權，藉此賦予董事靈活性及酌情權發行新股份。

修訂細則

聯交所已修訂上市規則，而經修訂上市規則於二零零四年三月三十一日起生效。此外，證券及期貨條例亦最近於二零零三年四月一日起生效。

因此，董事會建議遵照經修訂上市規則之規定對細則作若干修訂，同時更新細則使其符合證券及期貨條例之最新規定。

細則第2條將建議修訂，以反映證券及期貨條例生效，而條例內亦包含「結算所」之涵義。

建議細則之修訂則亦載有公司管治問題，其中包括根據經修訂上市規則附錄三之規定，披露有關候任董事於股東大會膺選前及發出有關膺選通知之資料，以及股東於股東大會及董事於董事會會議就任何事宜之投票情況，而有關事宜乃董事及／或彼等之聯繫人士擁有重大權益。

建議細則之修訂載於本通函第10至13頁股東週年大會內之第5號特別決議案。修訂建議之概要亦載於本通函之附錄。

股東週年大會

股東週年大會通告載於本通函第8至13頁。於股東週年大會上，除大會之普通事項外，亦將提呈決議案以分別批准一般授權及修訂組織章程細則。

決議案將建議退任董事黃友嘉博士重選連任。黃博士自二零零零年起為本公司獨立非執行董事，根據細則，黃博士將於股東週年大會上退任並合資格重選連任。黃博士，46歲，彼於國際貿易及企業財務具有豐富經驗。彼為聯僑遠東有限公司董事總

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

董事：
高振順先生*(主席)*
張釗榮先生*
Wilton Timothy Carr Ingram先生#
黃友嘉博士#

*　*非執行董事*
\#　*獨立非執行董事*

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
金鐘
夏慤道16號
遠東金融中心
4306-07室

敬啟者：

發行新股份之一般授權、
建議修訂組織章程細則
及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關若干將於股東週年大會上提呈之普通決議案及特別決議案之資料，以便　閣下可就是否投票贊成或反對該等決議案作出知情決定。

本公司將於股東週年大會上提呈決議案，以批准(i)建議授予董事一般授權；及(ii)修訂組織章程細則以遵守於二零零四年三月三十一日起生效之經修訂上市規則及已於二零零三年四月一日起生效之證券及期貨條例。

「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比
「二零零三年年報」	指	本公司截至二零零三年十二月三十一日止年度之年報

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零四年六月三十日上午十時正假座香港金鐘夏慤道16號遠東金融中心4306-07室舉行股東週年大會或其任何續會（視情況而定）
「細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則所賦予之相同涵義
「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具上市規則所賦予之相同涵義
「董事」	指	本公司董事
「一般授權」	指	配發、發行及處理本公司於通過有關決議案當日之已發行股本面值總額中不超過20%新股份之一般授權
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第571章證券及期貨條例（經不時修訂）

責任聲明

本通函根據上市規則之規定提供有關本集團之資料。董事共同及各自對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何可致使本通函所載之任何聲明有所誤導之其他事實。

目錄

頁次

此乃要件　請即處理

閣下對本文件任何方面或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有友利控股有限公司證券，應立即將本通函及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

發行新股份之一般授權、建議修訂組織章程細則及股東週年大會通告

友利控股有限公司謹訂於二零零四年六月三十日上午十時正假座香港金鐘夏慤道16號遠東金融中心4306-07室舉行股東週年大會，大會通告載於本通函第8至13頁。隨附股東於股東週年大會適用之代表委任表格。倘　閣下無意親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東週年大會及於會上投票。

二零零四年六月八日

UNIVERSAL HOLDINGS LIMITED

友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

PROXY FORM

I/We being a member/members of Universal Holdings Limited (the "**Company**") and entitled to vote at the Annual General Meeting herein mentioned, hereby appoint the chairman of the Annual General Meeting, OR

____

(Please inset full name and address of person or persons whom you wish to appoint).

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Unit 4306-07, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong on 30th June, 2004 at 10:00 a.m. and at every adjournment thereof in respect of the resolutions set out in the notice of the Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the Annual General Meeting in such manner as he thinks fit.

		FOR	AGAINST
1.	To receive and consider the reports of the directors and the auditors of the Company and the audited financial statements for the year ended 31st December, 2003.		
2.1	To re-elect Dr. Wong Yau Kar, David as a director.		
2.2	To authorise the directors of the Company of fix their remuneration.		
3.	To re-appoint auditors and to authorise the directors of the Company to fix their remuneration.		
4.	To renew the general mandate given to the directors of the Company to allot, issue and otherwise deal with shares in the capital of the Company not exceeding in aggregate 20 per cent. of the aggregate nominal amount of the share capital of the Company.		
5.	To amend the Articles of Association of the Company.		

Signature(s) ______________________

Full name(s) ______________________ (Block Capitals)

Dated this ______________ day of ______________________ 2004

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than those named is preferred, strike out the named proxies and insert the name and address of the desired proxy in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". IF NO DIRECTION IS GIVEN, THE PROXY WILL VOTE OR ABSTAIN AS HE/SHE THINKS FIT.**
5. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrars, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).
6. In the case of joint registered holders of any share of the Company, any one of such joint holders may vote at the meeting either in person or by proxy but if more than one of such joint holders are present at the meeting personally or by proxy the said person whose name stands first on the register of members of the Company in respect of the relevant share shall alone be entitled to vote in respect thereof.
7. This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation must either executed under seal or under the hand of an officer or attorney duly authorised in writing.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and return of the form of proxy however, will not preclude you from attending and voting at the meeting if you so wish.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the **"Company"**) will be held at the Unit 4306-07, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong on 30th June, 2004 at 10 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31st December, 2003.

2. To re-elect retiring director and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, the following resolution as an ordinary resolution of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

5. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"THAT the articles of association of the Company (the "Articles") be and are hereby amended as follows:

Article 2

By inserting the following new definition of "associate" in Article 2:

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange."

By deleting from the definition of "clearing house" in Article 2, the words "a recognized clearing house within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance of Hong Kong or";

Article 76

1. By re-numbering existing Article 76 as Article 76(1);

2. By inserting the following as new Article 76(2):

   "(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

Article 88

By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that (if the notices are submitted after the dispatch of the notice of the general meeting appointed for such election) the period for lodgment of such notice(s) shall commence on the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

Article 103

By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103 (all changes have been marked-up for your easy reference):

103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associate(s) own(s) five (5) per cent. or more (within the meaning of Article 103(2)) is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and of his associate(s) as known to such chairman has not been fairly disclosed to the Board.

and **THAT** any director of the Company be and is hereby authorised to take such further action as he may, in his sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 8th June, 2004

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. As at the date hereof, Mr. Ko Chun Shun, Johnson is Chairman of the Company, Mr. Cheong Chow Yin is non-executive director of the Company, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David are independent non-executive directors of the Company.

4. A circular containing the details of the Annual General Meeting has been despatched to each shareholder today.

Please also refer to the published version of this announcement in the China Daily.

(P)

UNIVERSAL HOLD<00419> - Results Announcement

Universal Holdings Limited announced on 22/9/2004:
(stock code: 00419)
Year end date: 31/12/2004
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 1/1/2004 to 30/6/2004 ('000)	(Unaudited) Last Corresponding Period from 1/1/2003 to 30/6/2003 ('000)
Turnover	:	11,872	18,235
Profit/(Loss) from Operations	:	6,139	(8,547)
Finance cost	:	(1,483)	(1,966)
Share of Profit/(Loss) of Associates	:	(4,972)	(6,370)
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(316)	(16,883)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.0001)	(0.0061)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(316)	(16,883)
Interim Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA") and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock of Hong Kong Limited (the "Stock Exchange").

These condensed interim accounts should be read in conjunction with the 2003 annual financial statements.

The accounting policies adopted and methods of computation used in the preparation of these financial statements are consistent with those used in the Group's annual financial statements for the year ended 31st December 2003.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Operating loss

Operating loss is stated after charging the following:

	Six months ended 30th June	
	2004	2003
	HK$'000	HK$'000
Charging		
Depreciation:		
Owned fixed assets	473	1,305
Amortisation of goodwill	52	94
Amortisation of development costs	-	185
Provision for doubtful debts - net	3,308	-

3. Staff costs

	Six months ended 30th June	
	2004	2003
	HK$'000	HK$'000
Salaries	1,581	3,452
MPF Contributions	35	37
	1,616	34,489

4. Taxation

Hong Kong profits tax has not been provided (2003: nil) as the Group did not generate any assessable profits arising in Hong Kong for the period. Overseas profits tax has not been provided (2003: nil) as the foreign subsidiaries did not generate any assessable profits attributable to their operations in their respective countries of operation or are still exempted from income tax during the period.

No deferred tax has been provided for the Company and the Group because there were no significant timing differences at the balance sheet date.

5. Loss per share

The calculation of basic loss per share for the period ended 30th June 2004 is based on the net loss attributable to shareholders of HK$316,000 (2003: net loss of HK$16,883,000) and the weighted average number of 3,274,293,157 (2003: 2,774,293,157) ordinary shares deemed to have been in issue during the period.

There were no dilutive potential ordinary shares in 2003 and 2004 and therefore, no diluted loss per share for the period is shown.

6. Contingent Liabilities

Save for the information disclosed in note 31 to the 2003 Annual Report, the Group did not have any material contingent liabilities as at 30th June

7. Dividend

The director do not recommend the payment of any dividend in respect of the period ended 30th June 2004 (2003: nil).

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

INTERIM RESULTS

The directors are pleased to present the Group's unaudited Interim Results for the six-months ended 30th June 2004.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June 2004

	Notes	Six months ended 30th June 2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*
Turnover	2	**11,872**	18,235
Cost of sales		**(7,560)**	(17,154)
Gross profit		**4,312**	1,081
Other revenues		**3,836**	7,789
Distribution expenses		**(542)**	(633)
Administrative expenses		**(6,946)**	(10,038)
Unrealised holding gain/(loss) on short-term investment		**9,084**	(6,746)
Other operating expenses		**(3,605)**	—
Operating profit	3	**6,139**	(8,547)
Finance costs		**(1,483)**	(1,966)
Share of results of an associate company		**(4,972)**	(6,370)
Loss before taxation		**(316)**	(16,883)
Taxation	5	**—**	—
Loss after taxation		**(316)**	(16,883)
Minority interests		**—**	—
Loss for the period		**(316)**	(16,883)
Loss per share	6	**HK Cents 0.01**	HK Cents 0.61

NOTES TO CONDENSED INTERIM ACCOUNTS

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA") and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock of Hong Kong Limited (the "Stock Exchange").

These condensed interim accounts should be read in conjunction with the 2003 Annual Report.

The accounting policies adopted and methods of computation used in the preparation of these financial statements are consistent with those used in the Group's Annual Report for the year ended 31st December 2003.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Segment information

An analysis of the Group's revenue and results for the period by business segments and by geographical segments, are as follows:

By Business Segments:

	Six months ended 30th June 2004			
	Home Audio	Share Trading	IP Telephony	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Revenues	2,844	5,241	3,787	11,872
Segment results	(1,442)	1,014	1,172	744
Preference dividend income				2,906
Unallocated costs				2,489
Operating profit				6,139

	Six months ended 30th June 2003			
	Home Audio	Financial Market Information	IP Telephony	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Revenues	15,580	—	2,655	18,235
Segment results	(171)	—	(344)	(515)
Preference dividend income				2,906
Gain for disposal of short term investment				4,057
Unallocated costs				(14,995)
Operating loss				(8,547)

By Geographical Segments:

	Six months ended 30th June 2004		
	Hong Kong	**Mainland China**	**Group**
	HK$'000	***HK$'000***	***HK$'000***
Revenues	**8,085**	**3,787**	**11,872**
Segment results	**(428)**	**1,172**	**744**
Preference dividend income			**2,906**
Unallocated costs			**2,489**
Operating loss			**6,139**

	Six months ended 30th June 2003		
	Hong Kong	Mainland China	Group
	HK$'000	*HK$'000*	*HK$'000*
Revenues	15,580	2,655	18,235
Segment results	(171)	(344)	(515)
Preference dividend income			2,906
Gain for disposal of short term investment			4,057
Unallocated costs			(14,995)
Operating loss			(8,547)

There are no sales or other transactions between the business segments. Unallocated costs represent corporate expenses.

3. Operating loss

Operating loss is stated after charging the following:

	Six months ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
Charging		
Depreciation:		
Owned fixed assets	**473**	1,305
Amortisation of goodwill	**52**	94
Amortisation of development costs	**—**	185
Provision for doubtful debts — net	**3,308**	—

4. **Staff costs**

	Six months ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
Salaries	**1,581**	3,452
MPF Contributions	**35**	37
	1,616	34,489

5. **Taxation**

Hong Kong profits tax has not been provided (2003: nil) as the Group did not generate any assessable profits arising in Hong Kong for the period. Overseas profits tax has not been provided (2003: nil) as the foreign subsidiaries did not generate any assessable profits attributable to their operations in their respective countries of operation or are still exempted from income tax during the period.

No deferred tax has been provided for the Company and the Group because there were no significant timing differences at the balance sheet date.

6. **Loss per share**

The calculation of basic loss per share for the period ended 30th June 2004 is based on the net loss attributable to shareholders of HK$316,000 (2003: net loss of HK$16,883,000) and the weighted average number of 3,274,293,157 (2003: 2,774,293,157) ordinary shares deemed to have been in issue during the period.

There were no dilutive potential ordinary shares in 2003 and 2004 and therefore, no diluted loss per share for the period is shown.

7. **Contingent liabilities**

Save for the information disclosed in note 31 to the 2003 Annual Report, the Group did not have any material contingent liabilities as at 30th June 2004.

8. **Dividend**

The director do not recommend the payment of any dividend in respect of the period ended 30th June 2004 (2003: nil).

BUSINESS REVIEW

During the first half of the year, we principally engaged in the trading and distribution of AV equipment, the trading of equity securities, and the sale of software solutions for Call Contact Centers.

UHL's loss attributable to shareholders for the six months ended 30th June 2004 was HK$316,000. This represents a decrease of HK$16,567,000 from the last corresponding period. The Group's consolidated turnover for the period was HK$11,872,000, a decrease of HK$6,363,000.

Digital Broadcasting Investment

DVN (Holdings) Limited ("DVN") (HKSE: 500), remains one of the significant investments of the Group. The business landscape for DVN in China has improved with the Chinese government's continued push towards digitalization.

During the period, Motorola-Dragon Investment, Inc. ("Motorola"), a wholly owned subsidiary of Motorola, Inc., and DVN have agreed to work together to become China's leading suppliers of digital equipment and services. As part of the cooperation, Motorola has agreed to invest up to a maximum of US$33 million (equivalent to approximately HK$257.4 million) in four tranches over a period of two years. On 15th July 2004, the first tranche of US$7.5 million (equivalent to approximately HK$58.5 million) was invested into DVN by Motorola. Subsequent to this, DVN entered into a series of strategic agreements with Motorola and its subsidiaries that are designed to accelerate the successful deployment of digital broadcasting solutions to cable operators in China.

The cooperation is beneficial to both parties: with Motorola also gaining access to DVN's research and development team and with DVN gaining access to Motorola's manufacturing expertise and economies of scale, thereby allowing DVN to manufacture more affordable and higher quality set top boxes. Together, DVN and Motorola will develop new products to ensure their respective market leadership.

DVN will also be able to utilize Motorola's distribution channels to sell its software outside of China, particularly in developing markets. DVN's low cost, but highly skilled engineers, enables it to produce middleware and application products at a fraction of the cost enabling it to be offer a cost competitive system, platform or set-top boxes in those developing countries.

DVN believes that its strategic alliance with Motorola will enable both parties to capitalize on each other's comparative strengths so as to expedite the deployment of digital set-top boxes. In the end, DVN will distinguish itself as a leader in technology, manufacturing know how and software application in the China's digital broadcasting industry.

Communication Division

The Group's communication division continues to market its scalable, cost effective modular call center system with limited success. The competition for customer care solutions continues to increase in the PRC. During the period under review, UHL was successful in identifying a number of key accounts that hopefully will lead to successful orders fulfillment.

Securities trading

The Hong Kong economy continued to gain momentum on the back of a stronger US economic recovery and the strong rebound in domestic market. A significant improvement of market sentiment has an enabled improved trading on the HKSE. During the first half of 2004, the Group capitalized on such momentum by trading securities in the capital market and had generated a gross profit of approximately HK$2.3 million.

Audio and Video Distribution Division

The Group's business in trading in DVD components came under increased price competition. The Group has expanded to add DVD equipment to its distribution business for the second half of the year. This new product line should bring increased business to the Group to offset some business lost in the competitive area of electronic components trading. The Group will try to expand its higher value product lines such as DVDR and digital cameras.

Prospects

UHL will continue to strengthen the audio and video components and equipment distribution through strategic investments and seek to expand its current trading operations.

As discuss above, DVN remains one of our significant investments that is engaged in the growing digital broadcasting industry in China. With Motorola as a strategic partner, both DVN and Motorola can benefit from each others expertise in their related technology.

We has rationalized our operations. The Group will seek to diversify its businesses and implement strategies that strengthen its revenue and asset base. UHL will continue to explore business opportunities and strategic acquisitions of equity interests in and out of Hong Kong. In addition, we will look for opportunities to expand our capital base in the equity and capital markets.

FINANCIAL REVIEW

Liquidity and financial resources

As at 30th June 2004, the Group held cash deposits totalling HK$9.3 million, a decrease of HK$7.1 million compared with that of 31st December 2003. A current ratio of 1.6 and a gearing ratio, representing long term liabilities to net worth, of 0.16 as at 30th June 2004.

In addition to the internal generated cash flows, the Group also made use of short-term borrowings to finance its operations during the period. All borrowings during the period were based on market interest rate. The Group had no long-term bank loan and bank overdrafts outstanding as at period end. The Group did not have any assets pledged or charged as at 30th June 2004.

There were no significant exposure to foreign currency fluctuation. The Group will continue to rely mainly on the internal generated cash flows and borrowings to fund its operation. The Group will also rely on the realization of its assets or capital raising.

Significant investments held

There was no change in significant investments held during the period and there was no material acquisition or disposal during the period. Details of significant investment held were disclosed in the 2003 annual report.

Number and remuneration of employees, remuneration policies, bonus and share option schemes and training schemes

As at 30th June 2004, the Group employed a total of 6 full-time employees in Hong Kong and a work force of about 25 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

Pending Litigation and Contingent Liabilities

The Group's had no pending litigation at 30th June 2004. The Group's pending litigation outstanding at the beginning of the period was settled during the period, as described in the 2003 Annual Report. The Group did not have any material contingent liabilities as at 30th June 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

None of the directors of the Company, is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") at any time during the six-month period ended 30th June 2004, save that the independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Associations of the Company.

AUDIT COMMITTEE

The Audit Committee has reviewed with the directors and management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30th June 2004.

PUBLICATION OF INTERIM REPORT ON THE STOCK EXCHANGE WEBSITE

The Company will submit a CD ROM to the Stock Exchange before 30th September 2004 containing all the information required by the Listing Rules for publication on the Stock Exchange's website.

By order of the Board
Ko Chun Shun, Johnson
Chairman

Hong Kong, 22nd September 2004

As at the date of this announcement, Mr. Ko Chun Shun Johnson is the Chairman and Executive Director of the Company, Mr. Cheong Chow Yin is the Non-executive Director, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar are the Independent Non-executive Director of the Company.

Please also refer to the published version of this announcement in the China Daily.

Universal Holdings Limited

Interim Report

04

Contents

The directors are pleased to present the Group's Interim Report and condensed accounts for the six-months ended 30th June 2004. The consolidated results and consolidated cash flow statement for the group for the six-months ended 30th June 2004, and the consolidated balance sheet as at 30th June 2004 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 16 to 32 of this report.

BUSINESS REVIEW

During the first half of the year, we principally engaged in the trading and distribution of AV equipments and components, the trading of equity securities, and the sale of software solutions for Call Contact Centers.

UHL's loss attributable to shareholders for the six months ended 30th June 2004 was HK$316,000. This represents a decrease of HK$16,567,000 from the last corresponding period. The Group's consolidated turnover for the period was HK$11,872,000, a decrease of HK$6,363,000.

Digital Broadcasting Investment

DVN (Holdings) Limited ("DVN") (HKSE: 500), remains one of the significant investments of the Group. The business landscape for DVN in China has improved with the Chinese government's continued push towards digitalization.

During the period, Motorola-Dragon Investment, Inc. ("Motorola"), a wholly owned subsidiary of Motorola, Inc., and DVN have agreed to work together to become China's leading suppliers of digital equipment and services. As part of the cooperation, Motorola has agreed to invest up to a maximum of US$33 million (equivalent to approximately HK$257.4 million) in four tranches over a period of two years. On 15th July 2004, the first tranche of US$7.5 million (equivalent to approximately HK$58.5 million) was invested into DVN by Motorola. Subsequent to this, DVN entered into a series of strategic agreements with Motorola and its subsidiaries that are designed to accelerate the successful deployment of digital broadcasting solutions to cable operators in China.

The cooperation is beneficial to both parties: with Motorola gaining access to DVN's research and development team and with DVN gaining access to Motorola's manufacturing expertise and economies of scale, thereby allowing DVN to manufacture more affordable and higher quality set top boxes. Together, DVN and Motorola will develop new products to ensure their respective market leadership.

DVN will also be able to utilize Motorola's distribution channels to sell its software outside of China, particularly in developing markets. DVN's low cost, but highly skilled engineers, enables it to produce middleware and application products at a fraction of the cost enabling it to offer a cost competitive system, platform or set-top boxes in those developing countries.

DVN believes that its strategic alliance with Motorola will enable both parties to capitalize on each other's comparative strengths so as to expedite the deployment of digital set-top boxes. In the end, DVN will distinguish itself as a leader in technology, manufacturing know how and software application in the China's digital broadcasting industry.

Communication Division

The Group's communication division continues to market its scalable, cost effective modular call center system with limited success. The competition for customer care solutions continues to increase in the PRC. During the period under review, UHL was successful in identifying a number of key accounts that hopefully will lead to successful orders fulfillment.

Securities trading

The Hong Kong economy continued to gain momentum on the back of a stronger US economic recovery and the strong rebound in domestic market. A significant improvement of market sentiment has an enabled improved trading on the HKSE. During the first half of 2004, the Group capitalized on such momentum by trading securities in the capital market and had generated a gross profit of approximately HK$2.3 million.

Audio and Video Distribution Division

The Group's business in trading in DVD components came under increased price competition. The Group has expanded to add DVD equipment to its distribution business for the second half of the year. This new product line should bring increased business to the Group to offset some business lost in the competitive area of electronic components trading. The Group will try to expand its higher value product lines such as DVDR and digital cameras.

Prospects

UHL will continue to strengthen the audio and video components and equipment distribution through strategic investments and seek to expand its current trading operations.

As discuss above, DVN remains one of our significant investments that is engaged in the growing digital broadcasting industry in China. With Motorola as a strategic partner, both DVN and Motorola can benefit from each others expertise in their related technology.

We has rationalized our operations. The Group will seek to diversify its businesses and implement strategies that strengthen its revenue and asset base. UHL will continue to explore business opportunities and strategic acquisitions of equity interests in and out of Hong Kong. In addition, we will look for opportunities to expand our capital base in the equity and capital markets.

FINANCIAL REVIEW

Liquidity and financial resources

As at 30th June 2004, the Group held cash deposits totalling HK$9.3 million, a decrease of HK$7.1 million compared with that of 31st December 2003. A current ratio of 1.6 and a gearing ratio, representing long term liabilities to net worth, of 0.16 as at 30th June 2004.

In addition to the internal generated cash flows, the Group also made use of short-term borrowings to finance its operations during the period. All borrowings during the period were based on market interest rate. The Group had no long-term bank loan and bank overdrafts outstanding as at period end. The Group did not have any assets pledged or charged as at 30th June 2004.

There were no significant exposure to foreign currency fluctuation. The Group will continue to rely mainly on the internal generated cash flows and borrowings to fund its operation. The Group will also rely on the realization of its assets or capital raising.

Significant investments held

There was no change in significant investments held during the period and there was no material acquisition or disposal during the period. Details of significant investment held were disclosed in the 2003 Annual Report.

Number and remuneration of employees, remuneration policies, bonus and share option schemes and training schemes

As at 30th June 2004, the Group employed a total of 6 full-time employees in Hong Kong and a work force of about 25 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

Pending Litigation and Contingent Liabilities

The Group's had no pending litigation at 30th June 2004. The Group's pending litigation outstanding at the beginning of the period was settled during the period, as described in the 2003 Annual Report. The Group did not have any material contingent liabilities as at 30th June 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

At 30th June 2004, the interests of each director and chief executive in the shares, underlying shares and debentures of the Company and its associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO"), as recorded in the register required to be kept by the Company under Section 352 of SFO or as notified to the Company, are as follows:

(A) The Company

		Number of ordinary shares of HK$0.01 each		
Names	*Notes*	Personal interests	Family interests	Corporate interests
Mr. Ko Chun Shun, Johnson ("Mr. Ko")	*(i)*	18,640,000	—	1,000,437,150

(B) DVN (Holdings) Limited ("DVN")

		Number of ordinary shares of HK$0.10 each		
Names	*Notes*	Personal interests	Family interests	Corporate interests
Mr. Ko	*(ii)*	343,000	2,040,816	158,357,940

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) 118,403,418 ordinary shares in DVN are directly held by Prime Pacific International Limited ("Prime Pacific"), which is owned as to 67% and 33% by Gold Pagoda Incorporated ("Gold Pagoda") and Prime Gold International Limited ("Prime Gold"), respectively.

Prime Gold is owned as to 82.45% by Kwan Wing.

Gold Pagoda is an indirect wholly-owned subsidiary of the Company which in turn is controlled by Mr. Ko.

31,032,522 ordinary shares in DVN are held directly by Universal Appliances Limited, which is wholly-owned subsidiary of the Company.

2,956,000 ordinary shares in DVN are held by All Mark Limited, which is an indirect wholly-owned subsidiary of the Company.

2,822,000 ordinary shares in DVN are held by First Gain International Limited, which is wholly owned by Mr. Ko.

3,144,000 ordinary shares in DVN are held by Kwan Wing.

2,040,816 ordinary shares in DVN are held by the spouse of Mr. Ko.

(iii) Million Way Enterprises Limited, an indirect wholly-owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly owned subsidiary of DVN. These preference shares are exchangeable to approximately 26,420,454 ordinary shares of DVN upon exchange and are subject to adjustments.

(C) Rights to acquire ordinary shares of DVN

Movements of the share options of DVN granted to a director of the Company are as follows:

Directors	Date of share options granted	Number of share options outstanding as at 1st January 2004	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options outstanding as at 30th June 2004	Exercise period	Exercise price per share
							HK$
Mr. Ko	23/7/2002	3,000,000	—	—	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	—	450,000	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,000,000	450,000	—	3,450,000		

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr. Ko in trust for the Company, as at 30th June 2004, none of the directors, the chief executive (including their spouse and children under 18 years of age) or their associates had any other beneficial interests in the shares of the Company and its associated corporation (within the meaning of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARES, UNDERLYING SHARES OF THE COMPANY

As at 30th June 2004, save as disclosed below and under the section "Directors' and Chief Executives' Interests in Shares, Underlying Shares and Debentures of the Company or any Associate Corporation" above, no other person had registered any substantial shareholders' interests, being 5% or more of the Company's issued share capital under Section 336 of the SFO:

a. Ordinary shares of HK$0.01 each in the Company

		Number of shares	
Name		Direct interests	Indirect interests
Blue World Investments Limited		**82,654,000**	—
Leung Chi Yan	*(note)*	—	82,654,000

Note: The interests are held by Blue World Investments Limited.

b. Convertible preference shares of HK$0.01 each in the Company

		Number of shares	
Name		Direct interests	Indirect interests
Blue World Investments Limited		**240,760,000**	—
Leung Chi Yan	*(note)*	—	240,760,000

Note: The interests are held by Blue World Investments Limited. These shares are convertible to 240,760,000 ordinary shares of the Company, subject to adjustments.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

None of the directors of the Company, is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") at any time during the six-month period ended 30th June 2004, save that the independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Associations of the Company.

AUDIT COMMITTEE

The Audit Committee has reviewed with the directors and management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30th June 2004.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our gratitude and appreciation to all management and staff members for their dedication, contributions and hard work for the period.

By Order of the Board
Ko Chun Shun, Johnson
Chairman

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2004

	Notes	Six months ended 30th June 2004 (Unaudited)	2003 (Unaudited)
		HK$'000	*HK$'000*
Turnover	2	11,872	18,235
Cost of sales		(7,560)	(17,154)
Gross profit		4,312	1,081
Other revenues		3,836	7,789
Distribution expenses		(542)	(633)
Administrative expenses		(6,946)	(10,038)
Unrealised holding gain/(loss) on short-term investments		9,084	(6,746)
Other operating expenses		(3,605)	—
Operating profit	3	6,139	(8,547)
Finance costs		(1,483)	(1,966)
Share of results of an associate company		(4,972)	(6,370)
Loss before taxation		(316)	(16,883)
Taxation	5	—	—
Loss after taxation		(316)	(16,883)
Minority interests		—	—
Loss for the period		(316)	(16,883)
Loss per share	6	HK Cents 0.01	HK Cents 0.61

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th June 2004

	Notes	30th June 2004 (Unaudited)	31st December 2003 (Audited)
		HK$'000	*HK$'000*
NON-CURRENT ASSETS			
Fixed assets	7	2,521	2,560
Intangible assets	8	1,633	1,685
Interest in associated company	9	10,529	15,837
Investment securities	10	36,000	36,000
Other assets	11	4,533	4,533
		55,216	60,615
CURRENTS ASSETS			
Inventories		1,622	901
Trade receivables	12	6,992	2,765
Preference dividend receivables		18,891	15,984
Prepayments, deposits and other receivables		4,975	31,973
Short-term investments		10,817	4,605
Cash and bank balances		9,335	16,425
		52,632	72,653
CURRENT LIABILITIES			
Trade payables	13	607	63
Other payables and accrued liabilities		33,717	39,365
Short-term borrowings	14	—	20,000
		34,324	59,428
NET CURRENT ASSETS		18,308	13,225
TOTAL ASSETS LESS CURRENT LIABILITIES		73,524	73,840
CAPITAL AND RESERVES			
Issued capital	16	35,151	35,151
Reserves		28,373	28,689
Shareholder's funds		63,524	63,840
Minority interests		—	—
		63,524	63,840
NON-CURRENT LIABILITIES			
Amount due to a fellow subsidiary	15	10,000	10,000
		73,524	73,840

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2004

	Six months ended 30th June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow/(outflow) from operating activities	12,910	(12,286)
Net cash inflow from investing activities	—	3
Net cash (outflow)/inflow from financing	(20,000)	24,661
(Decrease)/increase in cash and cash equivalents	(7,090)	12,378
Cash and cash equivalents at 1st January	16,425	4,267
Cash and cash equivalents at 30th June	9,335	16,645

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2004

	Ordinary share capital	Preference share capital	Share premium	Merger reserve	Currency translation	Accumulated deficits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2004	32,743	2,408	172,353	860,640	(171)	(1,004,133)	63,840
Net loss for the period	—	—	—	—	—	(316)	(316)
At 30th June 2004	32,743	2,408	172,353	860,640	(171)	(1,004,449)	63,524

	Ordinary share capital	Preference share capital	Share premium	Merger reserve	Currency translation	Accumulated deficits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2003	27,743	2,408	162,789	860,640	(171)	(934,087)	119,322
Net loss for the period	—	—	—	—	—	(16,883)	(16,883)
At 30th June 2003	27,743	2,408	162,789	860,640	(171)	(950,970)	102,439

NOTES TO CONDENSED INTERIM ACCOUNTS

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA") and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

These condensed interim accounts should be read in conjunction with the 2003 Annual Report.

The accounting policies adopted and methods of computation used in the preparation of these financial statements are consistent with those used in the Group's Annual Report for the year ended 31st December 2003.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Segment information

An analysis of the Group's revenue and results for the period by business segments and by geographical segments, are as follows:

By Business Segments:

	Six months ended 30th June 2004			
	Home Audio	Share Trading	IP Telephony	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Revenues	2,844	5,241	3,787	11,872
Segment results	(1,442)	1,014	1,172	744
Preference dividend income				2,906
Unallocated costs				2,489
Operating profit				6,139

	Six months ended 30th June 2003			
	Home Audio	Financial Market Information	IP Telephony	Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Revenues	15,580	—	2,655	18,235
Segment results	(171)	—	(344)	(515)
Preference dividend income				2,906
Gain for disposal of short term investment				4,057
Unallocated costs				(14,995)
Operating loss				(8,547)

By Geographical Segments:

	Six months ended 30th June 2004		
	Hong Kong	Mainland China	Group
	HK$'000	*HK$'000*	*HK$'000*
Revenues	8,085	3,787	11,872
Segment results	(428)	1,172	744
Preference dividend income			2,906
Unallocated costs			2,489
Operating loss			6,139

	Six months ended 30th June 2003		
		Mainland	
	Hong Kong	China	Group
	HK$'000	*HK$'000*	*HK$'000*
Revenues	15,580	2,655	18,235
Segment results	(171)	(344)	(515)
Preference dividend income			2,906
Gain for disposal of short term investment			4,057
Unallocated costs			(14,995)
Operating loss			(8,547)

There are no sales or other transactions between the business segments. Unallocated costs represent corporate expenses.

3. **Operating loss**

Operating loss is stated after charging the following:

	Six months ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
Charging		
Depreciation of fixed assets	473	1,305
Amortisation of goodwill	52	94
Amortisation of development costs	—	185
Provision for doubtful debts — net	3,308	—

4. Staff costs

	Six months ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
Salaries	1,581	3,452
MPF Contributions	35	37
	1,616	3,489

5. Taxation

Hong Kong profits tax has not been provided (2003: nil) as the Group did not generate any assessable profits arising in Hong Kong for the period. Overseas profits tax has not been provided (2003: nil) as the foreign subsidiaries did not generate any assessable profits attributable to their operations in their respective countries of operation or are still exempted from income tax during the period.

No deferred tax has been provided for the Company and the Group because there were no significant timing differences at the balance sheet date.

6. Loss per share

The calculation of basic loss per share for the period ended 30th June 2004 is based on the net loss attributable to shareholders of HK$316,000 (2003: net loss of HK$16,883,000) and the weighted average number of 3,274,293,157 (2003: 2,774,293,157) ordinary shares deemed to have been in issue during the period.

There were no dilutive potential ordinary shares in 2003 and 2004 and therefore, no diluted loss per share for the period is shown.

7. Fixed Assets

Six months ended 30th June 2004	
	HK$'000
Fixed Assets:	
Opening net book amount	2,560
Additions	479
Disposals	(45)
Depreciation	(473)
Closing net book amount	2,521

8. Intangible Assets

Six Months ended 30th June 2004	Goodwill	Development Costs	Total
	HK$'000	*HK$'000*	*HK$'000*
Opening net book amount	1,685	—	1,685
Amortisation charge	(52)	—	(52)
Closing net book amount	1,633	—	1,633
At 30th June 2004			
Cost	2,075	1,415	3,490
Accumulated amortisation	(442)	(1,415)	(1,857)
Net book amount	1,633	—	1,633
At 31st December 2003			
Cost	2,075	1,415	3,490
Accumulated amortisation	(390)	(1,415)	(1,805)
Net book amount	1,685	—	1,685

9. Interests in associated company

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Share of net assets	2,821	7,793
Goodwill on acquisition of associated companies less amortization	8,247	8,470
Amounts due to associated companies	(539)	(426)
	10,529	15,837
Market value of listed investments	198,345	126,917
Investment at cost:		
Listed shares, in Hong Kong	276,514	276,514
Unlisted shares, in the PRC	1,636	1,636
	278,150	278,150

Particulars of the significant associated companies are as follows:

Name	Country/ Place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly	Principal activities and place of operation
(i) DVN Group				
DVN (Holdings) Limited	Bermuda	HK$45,733,449 Ordinary	24.78%	Investment holding
DVN (Group) Limited	British Virgin Islands	US$10 ordinary US$15,000,000 preference	24.78%	Investment holding
DVN (Management) Limited	Hong Kong	HK$2 ordinary	24.78%	Provision of administrative services in Hong Kong
DVN Technology Limited	Hong Kong	HK$2 ordinary	24.78%	Design, integration and installation of digital broadcasting equipment and development of related software and products in Hong Kong and Southeast Asian countries
Telequote Data International Limited	Hong Kong	HK$10,000 ordinary	24.78%	Provision of international financial market information and selective consumer data in Hong Kong

Name	Country/ Place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly	Principal activities and place of operation
DVN Technology (Shenzhen) Co. Limited	People's Republic of China	HK$6,000,000	24.78%	Development of hardware and software in relation to digital broadcasting in the PRC
DVB Technology (Suzhou) Company Limited	People's Republic of China	RMB100,000,000	17.35%	Trading of digital broadcasting equipment and related products in the PRC
Digital Video Networks Company Limited	People's Republic of China	US$8,000,000	24.78%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC
(ii) 北京電發網博科技有限公司	People's Republic of China	RMB5,000,000	35.00%	Provision of IP telephone services

Extracts of the operating results and financial position of the DVN Group, a principal associated company group of the Group, which are based on the accounts are as follows:

Operating results for the period/year

	6 months ended 30th June 2004 (Unaudited)	Year ended 31st December 2003 (Audited)
	HK$'000	*HK$'000*
Turnover	59,366	73,252
Loss for the period/year	16,872	134,253

Summary of balance sheet

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Fixed assets	56,443	61,768
Intangible assets	27,667	27,752
Investment in a jointly controlled entity	7,120	7,717
Current assets	152,528	158,222
Current liabilities	(112,693)	(109,692)
Non current liabilities	(98)	(116)
Minority interests	(118,241)	(118,263)
Shareholders' equity	12,726	27,388

10. Investment securities

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Listed shares, at cost		
— outside Hong Kong *(note a)*	23,414	23,414
Unlisted shares, at cost		
— Preference share outside Hong Kong *(note b)*	143,508	143,508
	166,922	166,922
Less: provision for impairment loss		
— Listed shares	(23,414)	(23,414)
— Unlisted shares	(107,508)	(107,508)
	36,000	36,000
Market value of listed investments *(note a)*	—	—

(a) The listed equity investment outside Hong Kong represents the holding of 1,500,000 shares (representing 6.8% of the common stock) in a company which was incorporated in the United States of America and was listed on the National Association of Securities Dealer Over-The-Counter Bulletin Board ("OTCBB"). The investee company has been temporarily unlisted on OCTBB since 3rd October 1998. Full provision against the cost of these shares was made. The market value of the investment at 3rd October 1998, the date on which the investee company was delisted on the OTCBB, was US$3 per share.

(b) The Group held 15,000,000 non-voting exchangeable preference shares of DVN (Group) Limited, an associated company, at HK$143,508,000. These preference shares are exchangeable to approximately 26,420,454 ordinary shares of DVN, a listed associated company, upon conversion at HK$4.4 per share and are subject to adjustment. Fixed cumulative cash dividend on preference shares are receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year. Dividend income receivable at 30th June 2004 amounted to HK$18,891,000 (at 31st December 2003: HK$15,984,000).

The provision for impairment loss for this investment was approximately HK$107,508,000 at 30th June 2004 and at 31st December 2003.

11. Other assets

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Deposit for investment in a joint venture	2,468	2,468
Club debentures	2,065	2,065
	4,533	4,533

12. Trade receivables

At 30th June 2004, the ageing analysis of the trade receivables is as follows:

	0-3 months	4-6 months	Over 6 months	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 30th June 2004	6,704	288	—	6,992
Balance at 31st December 2003	750	1,716	299	2,765

The majority of the Group's sales are on credit with credit terms of 30-90 days.

13. Trade payables

At 30th June 2004, the ageing analysis of the trade payables is as follows:

	0-3 months	4-6 months	Over 6 months	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 30th June 2004	545	30	32	607
Balance at 31st December 2003	30	—	33	63

14. Short term borrowings

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Loan — secured	—	20,000

The short-term loan is secured against certain shares of an associated company of the Group, bears interests at 17% rate per annum, and was repaid in February 2004.

15. Amount due to a fellow subsidiary

The amount due to a fellow subsidiary bears interest at prime lending rate plus 2.5% per annum (2003: prime lending rate plus 2.5%). The balance is unsecured and is not expected to be repaid within 1 year.

At 31st December 2003, there was an amount of HK$50,715,000 due to a fellow subsidiary which is also a minority shareholder of a subsidiary. The balance was presented as a net-off against a debit balance arising from the same minority shareholder of that subsidiary of the same amount. The balance is unsecured, interest-free and has no fixed terms of repayment.

16. Share capital

	Number of ordinary shares of HK$0.01 each		Number of preference shares of HK$0.01 each		
	No. of shares		No. of shares		Amount
	'000	HK$'000	'000	HK$'000	HK$'000
Authorised:					
At 30th June 2004/ 31st December 2003	5,000,000	50,000	240,760	2,408	52,408
Issued and fully paid:					
At 30th June 2004/ 31st December 2003	3,274,293	32,743	240,760	2,408	35,151

Preference Shares

Preference shareholders are entitled to convert a specific number of their preference shares into ordinary shares of the Company on a one-for-one basis (subject to adjustments) during the specified periods. The preference shareholders are also entitled to receive a non-cumulative cash dividend which will be paid at the same rate and at the same time as any dividend declared by the Company in respect of the ordinary shares.

Share Option

Pursuant to the 10-year term share option scheme ("Option Scheme") adopted by the Company on 30th July 2002, the Company can grant options to Qualified Persons for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholder's approval, the maximum number of shares options can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

Subscription price in relation to each option pursuant to the Option Scheme shall not be less than the higher of (i) the closing price of the shares as stated in SEHK's daily quotation sheets on the date on which the option is offered to a Qualified Person; or (ii) the average of the closing prices of the shares as stated in the SEHK's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares of the Company. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the Board of directors of the Company.

During the period, the Company did not grant any share options and there was no outstanding share option as at 30th June 2004.

17. Contingent liabilities

Save for the information disclosed in note 31 to the 2003 Annual Report, the Group did not have any material contingent liabilities as at 30th June 2004.

18. Commitments

At 30th June 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Land and building:		
Not later than one year	313	313
Later than one year and not later than five years	156	313
	469	626
Equipment:		
Not later than one year	381	416
Later than one year and not later than five years	168	340
	549	756

Financial Commitments

The Company had no significant capital commitment at 30th June 2004.

19. Related party transaction and connected transactions

	Six months ended 30th June	
	2004	2003
	HK$'000	*HK$'000*
Dividend income from an associated company	2,906	2,906

20. Subsequent events

On 18th May 2004, DVN (Holdings) Limited ("DVN"), an associated company of the Company, entered into a subscription agreement with Motorola-Dragon Investment, Inc. ("Subscriber"), a wholly-owned subsidiary of Motorola, Inc. pursuant to which the Subscriber has conditionally agreed to subscribe for and DVN has conditionally agreed to allot and issue to the Subscriber new shares in DVN in up to four tranches for a cash consideration if all four tranches are subscribed for of up to a maximum of US$33 million (equivalent to approximately HK$257.4 million). The subscription will be made in up to four tranches subject to certain terms and conditions as set out in the DVN's circular dated 23rd June 2004.

Subsequent to 30 June 2004, the first tranch of the subscription agreement was completed on 15th July 2004 and 58.5 million of DVN shares were issued for US$7.5 million (equivalent to approximately HK$58.5 million).

19. 關連人士交易及關連交易

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
向聯營公司收取股息收入	**2,906**	2,906

20. 結算日後事項

於二零零四年五月十八日，本公司之聯營公司天地數碼(控股)有限公司(「天地數碼」)與Motorola, Inc.之全資附屬公司Motorola-Dragon Investment, Inc.(「認購人」)訂立認購協議，據此，認購人有條件同意認購而天地數碼有條件同意向認購人配發及發行天地數碼之新股份(最多分四期進行)，如四期股份均獲全數認購，則現金代價可高達33,000,000美元(相當於約257,400,000港元)。認購將按天地數碼於二零零四年六月二十三日刊發之通函所載之若干條款及條件最多分四期進行。

於二零零四年六月三十日後，認購協議之第一期已於二零零四年七月十五日完成，並以7,500,000美元(相當於約58,500,000港元)發行58,500,000股天地數碼股份。

17. 或然負債

除於二零零三年年報附註31所披露之資料外，於二零零四年六月三十日，本集團並無任何重大或然負債。

18. 承擔

於二零零四年六月三十日，本集團須就不可註銷營業租約於日後支付之最低租金總額如下：

	二零零四年 六月三十日	二零零三年 十二月三十一日
	千港元	*千港元*
土地及樓宇：		
於一年內到期	313	313
於一年後但不超過五年	156	313
	469	626
設備：		
於一年內到期	381	416
於一年後但不超過五年	168	340
	549	756

財務承擔

本公司於二零零四年六月三十日並無任何重大資本承擔。

購股權

根據本公司於二零零二年七月三十日採納為期十年之購股權計劃(「購股權計劃」),本公司可向合資格人士授出購股權,而合資格人士於每次獲授購股權時須向本公司支付1.00港元作為代價。每名合資格人士於任何12個月期間內因行使獲授之購股權(包括已行使、已註銷及未行使之購股權)而發行及將發行之股份總數,不得超過當時已發行股份1%。除非股東批准根據購股權計劃可授出之購股權股份最高數目數,不得超過277,429,315股,即採納購股權計劃當日之已發行股份總數10%。

根據購股權計劃每份購股權之有關認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價;或(ii)授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價;或(iii)本公司股份之面值(以較高者為準)。購股權持有人毋須持有購股權一段最短時間亦可擁有有關權利或行使購股權,而購股權可於本公司董事會釐定之購股權行使期內行使。

期內本公司並無授出任何購股權,而截至二零零四年六月三十日並無未行使之購股權。

16. 股本

	每股面值0.01港元之普通股數目		每股面值0.01港元之優先股數目		
	股份數目		股份數目		數額
	千股	千港元	千股	千港元	千港元
法定：					
於二零零四年六月三十日／二零零三年十二月三十一日	5,000,000	50,000	240,760	2,408	52,408
已發行及繳足：					
於二零零四年六月三十日／二零零三年十二月三十一日	3,274,293	32,743	240,760	2,408	35,151

優先股

優先股東有權於指定期間以一對一比率（或會調整）將指定數目之優先股兌換為本公司之普通股，並可收取非累計現金股息。該等股息之息率及付息日與本公司就普通股宣派之股息率及付息日相同。

13. **應付賬款**

於二零零四年六月三十日，應付賬款之賬齡分析如下：

	0至3個月	4至6個月	6個月以上	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零四年六月三十日結餘	545	30	32	607
於二零零三年十二月三十一日結餘	30	—	33	63

14. **短期借貸**

	二零零四年六月三十日	二零零三年十二月三十一日
	千港元	*千港元*
貸款 — 有抵押	—	20,000

短期貸款乃以本集團聯營公司之若干股份作抵押，按年利率17厘計息並已於二零零四年二月償還。

15. **應付同系附屬公司款項**

應付同系附屬公司款項按最優惠貸款利率加年利率2.5厘計息（二零零三年：最優惠貸款利率加2.5厘）。結餘均無抵押，亦預計無須於一年內償還。

於二零零三年十二月三十一日，應付同系附屬公司（其亦為附屬公司之少數股東）結餘達50,715,000港元。惟此結餘抵銷該同一附屬公司之少數股東相同之借方款額。此結餘為無抵押、免息，亦無固定還款期。

11. 其他資產

	二零零四年六月三十日	二零零三年十二月三十一日
	千港元	*千港元*
於合資公司投資之按金	2,468	2,468
會所債券	2,065	2,065
	4,533	4,533

12. 應收賬款

於二零零四年六月三十日，應收賬款之賬齡分析如下：

	0至3個月	4至6個月	6個月以上	總計
	千港元	*千港元*	*千港元*	*千港元*
於二零零四年六月三十日結餘	6,704	288	—	6,992
於二零零三年十二月三十一日結餘	750	1,716	299	2,765

本集團大部份銷售均以30至90日為信貸限期。

10. 投資證券

	二零零四年 六月三十日 *千港元*	二零零三年 十二月三十一日 *千港元*
上市股份投資，按原值		
— 香港以外地區 *(附註a)*	23,414	23,414
非上市股份投資，按原值		
— 香港以外地區優先股 *(附註b)*	143,508	143,508
	166,922	166,922
減：減值虧損撥備		
— 上市股份	(23,414)	(23,414)
— 非上市股份	(107,508)	(107,508)
	36,000	36,000
上市投資之市值 *(附註a)*	—	—

(a) 香港以外地區之上市股本投資指於一家在美國註冊成立之全國證券經紀商公會櫃台交易報告板（「OTCBB」）上市公司1,500,000股股份（相當於普通股總數6.8%）之投資。該所投資公司自一九九八年十月三日起暫時撤銷於OTCBB之上市地位。對此等股份已作全數撥備。該項投資之市值於一九九八年十月三日（即該所投資公司撤銷於OTCBB之上市地位當日）為每股3美元。

(b) 本集團持有15,000,000股聯營公司天地數碼（集團）有限公司之無投票權可兌換優先股（成本為143,508,000港元）。該等優先股可兌換為約26,420,454股上市聯營公司天地數碼普通股。每股兌換價為4.4港元（可予調整）。每年優先股之固定累計現金股息按每股優先股面值以年率5%收取。於二零零四年六月三十日之應收股息收入達18,891,000港元（二零零三年十二月三十一日：15,984,000港元）。

於二零零四年六月三十日及二零零三年十二月三十一日本集團已為此項投資作出減值虧損撥備約107,508,000港元。

本集團主要聯營公司集團天地數碼集團之經營業績及財政狀況資料摘要乃按以下賬目編製：

本期間／本年度經營業績

	截至二零零四年六月三十日止六個月（未經審核）	截至二零零三年十二月三十一日止年度（經審核）
	千港元	*千港元*
營業額	59,366	73,252
本期間／本年度虧損	16,872	134,253

資產負債表概要

	二零零四年六月三十日	二零零三年十二月三十一日
	千港元	*千港元*
固定資產	56,443	61,768
無形資產	27,667	27,752
於共同控制公司之投資	7,120	7,717
流動資產	152,528	158,222
流動負債	(112,693)	(109,692)
非流動負債	(98)	(116)
少數股東權益	(118,241)	(118,263)
股東權益	12,726	27,388

名稱	註冊成立國家／地點	已發行普通股／優先股／註冊股本面值	間接持有權益	主要業務及營業地點
天地數碼科技(深圳)有限公司	中華人民共和國	6,000,000港元	24.78%	在中國開發數碼廣播相關軟硬件
天地數碼技術(蘇州)有限公司	中華人民共和國	人民幣100,000,000元	17.35%	在中國買賣數碼廣播設備及相關產品
Digital Video Networks Company Limited	中華人民共和國	8,000,000美元	24.78%	在中國設計、集成及鋪設數碼廣播設備，以及開發有關軟件及產品
(ii) 北京電發網博科技有限公司	中華人民共和國	人民幣5,000,000元	35.00%	提供互聯網電話服務

主要聯營公司之詳情如下：

名稱	註冊成立國家／地點	已發行普通股／優先股／註冊股本面值	間接持有權益	主要業務及營業地點
(i) 天地數碼集團				
天地數碼（控股）有限公司	百慕達	45,733,449港元普通股	24.78%	投資控股
DVN (Group) Limited	英屬處女群島	10美元普通股 15,000,000美元優先股	24.78%	投資控股
天地數碼（管理）有限公司	香港	2港元普通股	24.78%	在香港提供行政管理服務
天地數碼科技有限公司	香港	2港元普通股	24.78%	在香港及東南亞國家設計、集成及銷設數碼廣播設備，以及開發有關軟件及產品
電資訊國際有限公司	香港	10,000港元普通股	24.78%	在香港提供國際金融市場資訊及精選消費者數據

9. **於聯營公司之權益**

	二零零四年 六月三十日 *千港元*	二零零三年 十二月三十一日 *千港元*
分佔資產淨值	2,821	7,793
收購聯營公司時產生之商譽減攤銷	8,247	8,470
應付聯營公司款項	(539)	(426)
	10,529	15,837
上市投資市值	198,345	126,917
投資(按原值):		
香港上市股份	276,514	276,514
中國非上市股份	1,636	1,636
	278,150	278,150

7. 固定資產

截至二零零四年六月三十日止六個月	
	千港元
固定資產：	
期初賬面淨值	2,560
添置	479
出售	(45)
折舊	(473)
期終賬面淨值	2,521

8. 無形資產

截至二零零四年六月三十日止六個月	商譽	開發成本	總計
	千港元	*千港元*	*千港元*
期初賬面淨值	1,685	—	1,685
攤銷開支	(52)	—	(52)
期終賬面淨值	1,633	—	1,633
於二零零四年六月三十日			
成本	2,075	1,415	3,490
累積攤銷	(442)	(1,415)	(1,857)
賬面淨值	1,633	—	1,633
於二零零三年十二月三十一日			
成本	2,075	1,415	3,490
累積攤銷	(390)	(1,415)	(1,805)
賬面淨值	1,685	—	1,685

4. 員工成本

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
薪金	1,581	3,452
強積金供款	35	37
	1,616	3,489

5. 稅項

由於本集團於期內並無任何香港產生之應課稅溢利，故並無就香港利得稅作出撥備（二零零三年：無）。由於期內海外附屬公司在彼等各自之經營國家之業務並無任何應課稅溢利或仍獲豁免繳交所得稅，故並無就海外利得稅作出撥備（二零零三年：無）。

由於在結算日並無重大時差，故本公司及本集團並無就遞延稅項作出撥備。

6. 每股虧損

截至二零零四年六月三十日止期間之每股基本虧損乃根據股東應佔虧損淨額316,000港元（二零零三年：虧損淨額16,883,000港元）及期內被視為已發行普通股之加權平均數3,274,293,157股（二零零三年：2,774,293,157股）計算。

由於二零零三年及二零零四年並無潛在攤薄普通股，故並無呈示本期間之每股攤薄虧損。

	截至二零零三年六月三十日止六個月		
	香港	中國大陸	本集團
	千港元	*千港元*	*千港元*
收益	15,580	2,655	18,235
分部業績	(171)	(344)	(515)
優先股股息收入			2,906
出售短期投資之收益			4,057
未分配成本			(14,995)
經營虧損			(8,547)

業務分部間並無銷售或其他交易。未分配成本指公司開支。

3. **經營虧損**

經營虧損已扣除下列各項：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
扣除		
折舊固定資產	**473**	1,305
攤銷商譽	**52**	94
攤銷開發成本	**—**	185
呆賬撥備－淨額	**3,308**	—

	截至二零零三年六月三十日止六個月			
	家用音響	金融市場資訊	互聯網電話	本集團
	千港元	*千港元*	*千港元*	*千港元*
收益	15,580	—	2,655	18,235
分部業績	(171)	—	(344)	(515)
優先股股息收入				2,906
出售短期投資之收益				4,057
未分配成本				(14,995)
經營虧損				(8,547)

按地區分部：

	截至二零零四年六月三十日止六個月		
	香港	中國大陸	本集團
	千港元	*千港元*	*千港元*
收益	8,085	3,787	11,872
分部業績	(428)	1,172	744
優先股股息收入			2,906
未分配成本			2,489
經營虧損			6,139

2. 分部資料

本集團於本期間按業務分部及地區分部劃分之收益及業績分析如下：

按業務分部：

	截至二零零四年六月三十日止六個月			
	家用音響	股票買賣	互聯網電話	本集團
	千港元	*千港元*	*千港元*	*千港元*
收益	2,844	5,241	3,787	11,872
分部業績	(1,442)	1,014	1,172	744
優先股股息收入				2,906
未分配成本				2,489
經營溢利				6,139

簡明中期賬目附註

1. 編製基準及會計政策

本未經審核簡明綜合中期財務報表乃按香港會計師公會(「會計師公會」)頒佈之香港會計實務準則(「會計實務準則」)第25條「中期財務報告」及香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16而編製。

此等簡明中期賬目必須與二零零三年之年報一併閱覽。

編製此等財務報表所採納之會計政策及計算方法與本集團截至二零零三年十二月三十一日止年度之年報所採納者一致。

為與本期間之呈報方式貫徹一致,已重列若干比較數字。

簡明綜合權益變動表

截至二零零四年六月三十日止六個月

	普通股本	優先股本	股份溢價	合併儲備	貨幣換算	累積虧損	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零四年一月一日	32,743	2,408	172,353	860,640	(171)	(1,004,133)	63,840
本期間虧損淨額	—	—	—	—	—	(316)	(316)
於二零零四年六月三十日	32,743	2,408	172,353	860,640	(171)	(1,004,449)	63,524

	普通股本	優先股本	股份溢價	合併儲備	貨幣換算	累積虧損	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零三年一月一日	27,743	2,408	162,789	860,640	(171)	(934,087)	119,322
本期間虧損淨額	—	—	—	—	—	(16,883)	(16,883)
於二零零三年六月三十日	27,743	2,408	162,789	860,640	(171)	(950,970)	102,439

簡明綜合現金流轉表

截至二零零四年六月三十日止六個月

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	*千港元*
來自經營業務之現金流入／(流出)淨額	12,910	(12,286)
來自投資活動之現金流入淨額	—	3
來自融資之現金(流出)／流入淨額	(20,000)	24,661
現金及現金等額之(減少)／增加	(7,090)	12,378
於一月一日之現金及現金等額	16,425	4,267
於六月三十日之現金及現金等額	9,335	16,645

簡明綜合資產負債表

於二零零四年六月三十日

	附註	二零零四年六月三十日（未經審核）千港元	二零零三年十二月三十一日（經審核）千港元
非流動資產			
固定資產	7	2,521	2,560
無形資產	8	1,633	1,685
於聯營公司之權益	9	10,529	15,837
投資證券	10	36,000	36,000
其他資產	11	4,533	4,533
		55,216	60,615
流動資產			
存貨		1,622	901
應收賬款	12	6,992	2,765
應收優先股股息		18,891	15,984
預付款項、按金及其他應收款項		4,975	31,973
短期投資		10,817	4,605
現金及銀行結餘		9,335	16,425
		52,632	72,653
流動負債			
應付賬款	13	607	63
其他應付款項及應計負債		33,717	39,365
短期借貸	14	—	20,000
		34,324	59,428
流動資產淨值		18,308	13,225
資產總值減流動負債		73,524	73,840
資本及儲備			
已發行股本	16	35,151	35,151
儲備		28,373	28,689
股東資金		63,524	63,840
少數股東權益		—	—
		63,524	63,840
非流動負債			
應付同系附屬公司款項	15	10,000	10,000
		73,524	73,840

簡明綜合損益賬

截至二零零四年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
營業額	2	11,872	18,235
銷售成本		(7,560)	(17,154)
毛利		4,312	1,081
其他收益		3,836	7,789
分銷成本		(542)	(633)
行政費用		(6,946)	(10,038)
持有短期投資之未變現收益／（虧損）		9,084	(6,746)
其他經營費用		(3,605)	—
經營溢利	3	6,139	(8,547)
融資費用		(1,483)	(1,966)
分佔聯營公司之業績		(4,972)	(6,370)
除税前虧損		(316)	(16,883)
税項	5	—	—
除税後虧損		(316)	(16,883)
少數股東權益		—	—
期內虧損		(316)	(16,883)
每股虧損	6	0.01港仙	0.61港仙

遵守上市規則之最佳應用守則

本公司董事並不知悉有任何資料顯示本集團於截至二零零四年六月三十日止六個月期間內任何時間並無或曾不遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則，惟獨立非執行董事並無特定任期，且須根據本公司之組織章程細則於股東週年大會上輪流退任及重選連任。

審核委員會

審核委員會與董事及管理層已審閱本集團所採納之會計政策及慣例，並討論有關核數、內部監控及財務匯報事宜，其中包括審閱截至二零零四年六月三十日止六個月之未經審核中期賬目。

致謝

本人謹此代表董事會全人感謝全體管理層及員工期內所作之努力及貢獻。

承董事會命
主席
高振順

本公司主要股東於股份及相關股份之權益

於二零零四年六月三十日，除下文所披露者及上文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」一節所披露者外，按照本公司根據證券及期貨條例第336條之規定所登記，概無任何其他人士擁有本公司已發行股本5%或以上之任何主要股東權益。

a. **本公司每股面值0.01港元之普通股**

		股份數目	
名稱		直接權益	間接權益
Blue World Investments Limited		82,654,000	—
Leung Chi Yan	*(附註)*	—	82,654,000

附註： 權益由Blue World Investments Limited持有。

b. **本公司每股面值0.01港元之可兑換優先股**

		股份數目	
名稱		直接權益	間接權益
Blue World Investments Limited		240,760,000	—
Leung Chi Yan	*(附註)*	—	240,760,000

附註： 權益由Blue World Investments Limited持有。此等股份可兑換為本公司240,760,000股普通股，可予調整。

(C) 可認購天地數碼普通股之權利

天地數碼向本公司一名董事授出之購股權變動如下：

董事	授出購股權日期	於二零零四年一月一日尚未行使購股權數目	年內授出購股權數目	年內註銷／失效購股權數目	於二零零四年六月三十日尚未行使購股權數目	行使期	每股行使價
							港元
高先生	23/7/2002	3,000,000	—	—	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	—	450,000	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,000,000	450,000	—	3,450,000		

除上文所披露者及除高先生作為本公司之信託持有附屬公司之若干名義股份外，董事、主要行政人員（包括彼等之配偶及十八歲以下子女）或彼等之聯繫人士於二零零四年六月三十日概無於本公司及其聯營公司（定義見證券及期貨條例）之股份有任何其他實益權益。

(ii) 其中118,403,418股天地數碼普通股直接由Prime Pacific International Limited(「Prime Pacific」)持有。Prime Pacific由Gold Pagoda Incorporated(「Gold Pagoda」)及Prime Gold International Limited(「Prime Gold」)分別擁有67%及33%權益。

Kwan Wing擁有Prime Gold 82.45%權益。

Gold Pagoda為本公司間接全資附屬公司並由高先生控制。

31,032,522股天地數碼普通股由本公司之全資附屬公司友利電訊工業有限公司直接持有。

2,956,000股天地數碼普通股由本公司間接全資附屬公司All Mark Limited持有。

2,822,000股天地數碼普通股由高先生全資擁有之First Gain International Limited持有。

3,144,000股天地數碼普通股由Kwan Wing持有。

2,040,816股天地數碼普通股由高先生之配偶持有。

(iii) 本公司間接全資附屬公司Million Way Enterprises Limited亦持有由天地數碼全資附屬公司DVN (Group) Limited發行之15,000,000美元優先股。於兌換時該等優先股可兌換為大約26,420,454股天地數碼普通股(或會調整)。

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益

依據本公司按證券及期貨條例(「證券及期貨條例」)第352條而設立之董事權益登記冊所示，於二零零四年六月三十日，各董事及主要行政人員擁有之本公司及其聯營公司(定義見證券及期貨條例第十五部)之股份、相關股份及債權證權益如下：

(A) 本公司

		每股面值0.01港元之普通股數目		
姓名	*附註*	**個人權益**	**家族權益**	**公司權益**
高振順先生(「高先生」)	*(i)*	18,640,000	—	1,000,437,150

(B) 天地數碼(控股)有限公司(「天地數碼」)

		每股面值0.10港元之普通股數目		
姓名	*附註*	**個人權益**	**家族權益**	**公司權益**
高先生	*(ii)*	343,000	2,040,816	158,357,940

附註：

(i) Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited(「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益，及Techral實益權益約96%。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

於二零零四年六月三十日，本集團共有6名香港全職僱員及約25名中國僱員。本集團為銷售部門及非銷售部門之僱員訂有不同之薪酬計劃。銷售人員之薪酬會根據目標盈利之方式計算，包括薪金及銷售佣金。工程及產品開發部等非銷售部門之人員則會獲取月薪，而本集團會不時作出檢討並根據個別表現而作出調整。除薪金外，本集團為員工提供之福利包括醫療保險、員工公積金供款及酌情培訓津貼。本集團亦會視乎其業績表現而酌情給予購股權及花紅。

尚未了結訴訟及或然負債

於二零零四年六月三十日，本集團並無任何尚未了結訴訟。誠如二零零三年年報所述，本集團於期初未了結之訴訟已於期內了結。於二零零四年六月三十日，本集團並無任何重大或然負債。

買賣或贖回股份

期內，本公司或其任何附屬公司並無買賣或贖回本公司任何股份。

財務回顧

流動資金及財務資源

於二零零四年六月三十日，本集團持有之現金存款之總額為9,300,000港元，較二零零三年十二月三十一日下跌7,100,000港元。於二零零四年六月三十日之流動比率與資本負債比率（即長期負債與淨值之比率）分別為1.6及0.16。

除內部流動現金外，本集團於期內亦動用短期借貸撥付其營運所需。期內之所有借貸均按市場利率計算。於期終，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。於二零零四年六月三十日，本集團並無抵押或質押任何資產。

本集團並無面對重大外幣波動風險。本集團將繼續倚賴內部流動現金及借貸撥付其營運所需。本集團亦會倚賴變現其資產及進行集資來應付未來需要。

所持重大投資

期內，所持重大投資並無任何變動，亦無任何重大收購或出售行動。所持重大投資之詳情披露於二零零三年年報。

影音分銷部門

本集團買賣DVD零件之業務面對日益激烈之價格競爭。本集團於本年度下半年擴展其分銷業務至加入DVD器材。該新產品線將為本集團增添業務，從而抵銷電子零件買賣競爭範圍所流失之部份業務。本集團日後將嘗試擴展其更高價值之產品線，例如DVDR及數碼相機。

展望

友利將繼續透過策略性投資加強影音零件及器材分銷，以及尋求擴展其現有貿易業務。

如上文所論述，本集團於天地數碼之重大投資為投資於增長中之中國數碼廣播業。憑藉Motorola作為策略性夥伴，天地數碼及Motorola均可受惠於各自在相關技術方面之專業知識。

吾等已精簡其業務。本集團將致力擴充業務，並進行可增加收益及鞏固資產基礎之策略。友利將繼續發掘於香港境內及境外之任何商機及策略性收購股本權益。此外，吾等亦將物色機會，在股票及資本市場擴展其資本基礎。

該項合作使訂約各方均得以受惠：Motorola可借助天地數碼之研究及開發隊伍，而天地數碼則可借助Motorola之製造專業知識及規模經濟，據此，天地數碼可製造更相宜且更高質素之機頂盒。天地數碼與Motorola亦將攜手開發新產品，確保彼等各自之市場領導地位。

天地數碼亦將能夠利用Motorola之分銷渠道向中國以外地區，尤其是發展中市場銷售其軟件。天地數碼之成本低，但擁有高技術工程師，使其能夠以較低成本生產中介軟件及應用產品，從而於該等發展中國家提供具成本競爭力之系統、平台或機頂盒。

天地數碼相信，其與Motorola組成之策略性聯盟將令雙方能夠充分發揮對方之比較優勢，以促進安裝數碼機頂盒。天地數碼最終將能夠突圍而出，在中國數碼廣播業成為技術、製造知識及軟件應用之領導者。

通訊部門

本集團之通訊部門繼續向市場推廣其規模龐大及符合成本效益之模組呼叫中心系統，並已取得一定成功。中國之客戶關懷解決方案之競爭持續加劇。於回顧期內，友利成功辨認多個可望成功帶來訂單之主要客戶。

證券買賣

美國經濟更強勁復甦及本地市場顯著反彈，繼續為香港經濟注入動力。市場氣氛明顯改善同樣刺激聯交所買賣。於二零零四年上半年，本集團充分利用資本市場之證券買賣勢頭，並產生毛利約2,300,000港元。

董事會謹此提呈本集團截至二零零四年六月三十日止六個月之中期報告及簡明賬目。本集團截至二零零四年六月三十日止六個月之綜合業績及綜合現金流轉表以及本集團於二零零四年六月三十日之綜合資產負債表均為未經審核及簡明，且連同經選定之說明附註載於本報告第16至32頁。

業務回顧

於本年度上半年，吾等主要從事買賣及分銷影音器材及零件、買賣股本證券，以及銷售呼叫聯絡中心之軟件解決方案。

友利截至二零零四年六月三十日止六個月之股東應佔虧損為316,000港元，較去年同期下跌16,567,000港元。本集團於期內之綜合營業額為11,872,000港元，下跌6,363,000港元。

數碼廣播投資

天地數碼（控股）有限公司（「天地數碼」）（聯交所：500）仍然為本集團之重大投資之一。天地數碼於中國之業務景觀則隨著中國政府持續推動數碼化而有所改善。

期內，Motorola-Dragon Investment, Inc.（「Motorola」，摩托羅拉公司之全資附屬公司）與天地數碼同意攜手合作，成為中國數碼器材及服務之主要供應商。作為合作之一部份，Motorola同意於兩年內分四期投資最多33,000,000美元（相等於約257,400,000港元）。於二零零四年七月十五日，Motorola將第一期之7,500,000美元（相等於約58,500,000港元）投資於天地數碼。其後，天地數碼與Motorola及其專為加快為中國有線營運商成功安裝數碼廣播解決方案而設之附屬公司訂立連串策略性協議。

目錄

[redacted]

友利控股有限公司

中期報告

04

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Universal Holdings Limited (the "Company") is pleased to announced that Mr. Yuen Kin has been appointed as the independent non-executive director of the Company with effect from 23nd September 2004.

Mr. Yuen, aged 49, holds a Master of Business Administration degree from the University of Toronto, Canada and a Bachelor of Arts degree from the University of Western Ontario, Canada. Mr. Yuen is a Chartered Accountant in Canada and is a FCPA in Hong Kong and FCCA in the United Kingdom. Mr. Yuen has over 25 years in Finance and Accounting and had held several senior management positions in different listed corporations in Hong Kong.

Mr. Yuen was the Executive Director and the Chief Financial Officer of The Grande Group Holdings Limited for 12 years until February 2004 and the Independent Non-executive Director of Maxx Bioscience Limited from April 2002 to February 2004. Both companies are listed on the main board of the Stock Exchange of Hong Kong Limited.

Mr. Yuen has not entered into any service contract with the Company and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company. The remuneration of Mr. Yuen will be determined by the Board from time to time by reference to Mr. Yuen's contribution to the Company and the salary policy of the Company. Initially, Mr. Yuen will be paid a monthly fee of HK$12,000 for his service.

Mr. Yuen does not hold any interests in the share capital of the Company and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

The Board would like to take this opportunity to welcome Mr. Yuen to join the Board.

As at the date of this announcement, Mr. Ko Chun Shun Johnson is the Chairman and Executive Director of the Company, Mr. Cheong Chow Yin is the Non-executive Director, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar are the Independent Non-executive Director of the Company.

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

22nd September 2004

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

(t)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of Universal Holdings Limited (the "Company") is pleased to announced that Mr. Tsoi Tong Hoo Tony has been appointed as an Executive Director of the Company as well as the Managing Director of the Group with effect from 12th October 2004.

Mr. Tsoi, aged 40, graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honors Business Administration degree. He has been a Chartered Financial Analyst since 1989, and has extensive experience in the areas of investment research, investing banking and corporate management. Mr. Tsoi is a member of Dual Filing Advisory Group of the Securities and Futures Commission, and a member of the Listing Committees of the GEM and Main Boards of The Stock Exchange of Hong Kong Limited.

In the past three years, Mr. Tsoi was a director of CCT Telecom Holdings Limited and Haier-CCT Holdings Limited. He resigned from both companies on 20th February 2002.

Mr. Tsoi is not appointed for a specific term and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company. Mr. Tsoi shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to Mr. Tsoi's contribution to the Group.

Mr. Tsoi does not hold any interests in the share capital of the Company and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

The Board would like to take this opportunity to welcome Mr. Tsoi to join the Board.

As at the date of this announcement, Mr. Ko Chun Shun Johnson is the Chairman and Executive Director Company, Mr. Tsoi Tong Hoo Tony is the Executive Director, Mr. Cheong Chow Yin is the Non-executive Director, Mr. Wilton Timothy Carr Ingram, Dr. Wong Yau Kar and Mr. Yuen Kin are the Independent Non-executive Director of the Companies.

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

12th October 2004

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLD<00419> - Unusual price & volume movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movements.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

Hong Kong, 16 November 2004"

UNIVERSAL HOLD<00419> - Unusual price & volume movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movements.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

17 November 2004"

UNIVERSAL HOLD<00419> - Suspension of Trading

At the request of Universal Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (20/12/2004) pending the release of announcement to be made by the Company in relation to a very substantial acquisition and connected transaction which involves the issuer of new shares by the Company.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES ISSUE OF NEW SHARES AND CONVERTIBLE NOTE AND APPLICATION FOR WHITEWASH WAIVER

On 2 February 2005, Mr. Ko, the Chairman and the controlling shareholder of the Company, Orient Ventures, a company wholly-owned by Mr. Ko, and the Company entered into the Deed with the Vendor pursuant to which Orient Ventures has conditionally agreed to acquire from the Vendor the entire issued share capital of Anglo Alliance for a maximum consideration of HK$550 million (subject to adjustment). On the same date, the Company entered into the UHL SP Agreement with Mr. Ko pursuant to which the Company has conditionally agreed to acquire from Mr. Ko the entire issued share capital of Orient Ventures for a maximum consideration of HK$550 million (subject to adjustment).

Members of the Anglo Alliance Group are engaged in various media-related business in the PRC, including the production of television drama, investment in movie production, advertising agency and advertisement production. The Anglo Alliance Group is also responsible for producing programmes (other than news) for a satellite television channel in Hainan province, the PRC.

Upon completion of the UHL SP Agreement, the Company will acquire the entire issued share capital of Orient Ventures and the Company will pay the maximum consideration of HK$550 million by way of (i) issuing 3,046,570,871 Consideration Shares (at an issue price HK$0.049 per Share) to Mr. Ko (or his nominee); (ii) the issue of the Convertible Note with an aggregate principal amount of HK$287,318,027 to Mr. Ko; and (iii) the balance of the consideration payable under the Deed of HK$113,400,000 by issuing 2,700,000,000 Consideration Shares (at an issue price of HK$0.042 per Share) to the Vendor. The actual effective consideration (after adjustment) shall be equivalent to the net profit of the Anglo Alliance Group for the 12 months after completion of the Deed times the agreed price-to-earnings ratio of approximately 9.17 times, subject to a minimum consideration of HK$367 million and a maximum consideration of HK$550 million. If the actual consideration (after adjustment) is less than the maximum consideration, the Vendor shall repay the difference to Orient Ventures in cash.

The transactions under the UHL SP Agreement constitute a very substantial acquisition and connected transaction for the Company and therefore are subject to approval by Independent Shareholders at the EGM under Rules 14.49 and 14A.18 of the Listing Rules.

As a result of the transactions under the UHL SP Agreement, the shareholding interest of Mr. Ko and his concert parties in the Company will increase from approximately 31.12% of the existing issued share capital of the Company as at the date of this announcement to (i) approximately 45.07% of the enlarged issued share capital of the Company before conversion of the Convertible Note in full; and (ii) approximately 66.71% of the further enlarged issued share capital of the Company after conversion of the Convertible Note in full. Mr. Ko will apply for the Whitewash Waiver. Completion of the transactions contemplated under the UHL SP Agreement is also subject to, among other things, the Whitewash Waiver being granted and approved by the Independent Shareholders in accordance with the Takeovers Code. In the absence of the Whitewash Waiver, the transaction contemplated under the UHL SP Agreement will not proceed.

As a result of the transactions under the Deed and the UHL SP Agreement, the Vendor will hold approximately 29.93% of the issued share capital of the Company immediately upon completion of the UHL SP Agreement but before conversion of the Convertible Note and will become a substantial shareholder of the Company for the purposes of the Listing Rules.

An independent board committee will be established to consider the transactions under the UHL SP Agreement and the Whitewash Waiver and to advise the Independent Shareholders in this regard. Somerley Limited has been appointed to advise the independent board committee and the Independent Shareholders in this regard.

The Company will despatch to the Shareholders a circular containing further details of the Deed, the UHL SP Agreement, the Whitewash Waiver, the recommendation from the independent board committee to the Independent Shareholders, the recommendation from the independent financial adviser to the independent board committee of the Company, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, the Media Company and JiCheng, reports from the financial adviser and the consultant accountants on the Target Profit in accordance with Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules and a notice convening the EGM on or before 31 March 2005.

Shareholders should note that the Deed and the UHL SP Agreement, each of which is subject to a number of conditions precedent, may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

Trading in the Shares was suspended from 9:30 a.m. on 20 December 2004 at the request of the Company pending the issue of this announcement and an application has been made to the Stock Exchange for the resumption of trading of the Shares from 9:30 a.m. on 3 February 2005.

THE DEED

Date

2 February 2005

Parties

Vendor : Mr. Dong Ping, an individual who is independent of the Company and its connected persons (as defined under the Listing Rules) and is not a concert party of Mr. Ko for the purposes of the Takeovers Code

Purchaser : Orient Ventures, a company wholly-owned by Mr. Ko

Guarantor : Mr. Ko, the Chairman of the board of directors of the Company and the ultimate controlling shareholder of the Company, who has agreed to guarantee the performance by Orient Ventures of its obligations under the Deed

The Company is a party to the Deed in order that it may enjoy the benefit of certain provisions in the Deed including being afforded the right to gain access to the books and records of the Anglo Alliance Group in order that the Company may carry out due diligence on the Anglo Alliance Group and to satisfy itself as to the results of such due diligence.

Assets to be acquired by Orient Ventures

Orient Ventures has conditionally agreed to purchase from the Vendor and the Vendor has conditionally agreed to sell to Orient Ventures the entire issued share capital of Anglo Alliance held by the Vendor.

The loan due from Anglo Alliance to the Vendor outstanding as at the completion date of the Deed will also be assigned by the Vendor to Orient Ventures. The Vendor has confirmed that currently save for certain accrued administrative expenses, Anglo Alliance does not have other liabilities. It has been agreed that the Vendor will make an advance of HK$100 million to Anglo Alliance prior to the completion of the Deed as operational funding. The Company understands from the Vendor that he currently intends to finance the HK$100 million by part of the consideration money to be received by him under the Deed.

Anglo Alliance is an investment holding company. As advised by the PRC legal advisers to the Vendor, the Company, as a foreign investor, is restricted from holding a 100% interest in Hao Ge under the present PRC law. Upon completion of the Deed, Anglo Alliance will own an equity interest in Hao Ge of up to 98% but not less than 80%. The actual percentage of the equity interest will be subject to any restriction under the applicable PRC law and the necessary approval having been obtained from the relevant authorities in the PRC. The Company will issue an announcement setting out the actual percentage interest in Hao Ge held by Anglo Alliance after completion of the UHL SP Agreement. The remaining equity interest in Hao Ge will be held by Beijing Hua Yi Union, being an entity owned as to 50% by the Vendor and 50% by Mr. Liu Xiao Lin, an independent third party who is not a connected person of the Company and is not a concert party of Mr. Ko as at the date of this announcement. The articles of association to be adopted by Hao Ge (upon it being reorganised into a sino-foreign joint venture of Anglo Alliance and Beijing Hua Yi Union upon completion of the Reorganisation) will state that the rights and obligations of each of Anglo Alliance and Beijing Hua Yi Union shall be proportional to their equity interests in Hao Ge.

It is the intention of the Company to acquire a 100% interest in Hao Ge. In view of the PRC law restriction as described above, the Vendor has agreed as one of the conditions precedent to the completion of the Deed, that Beijing Hua Yi Union shall grant to Anglo Alliance the Option to acquire the remaining equity interest in Hao Ge at a nominal consideration of HK$1. The right to exercise the Option shall be subject to the applicable PRC law.

In addition, the Vendor has undertaken to Orient Ventures that he will use his best endeavours to enable Anglo Alliance to enjoy the economic benefits arising from the remaining equity interest in Hao Ge after completion of the Deed and before exercise of the Option. The Company, Mr. Ko and the Vendor are discussing about the mechanics of transferring the economic benefits from Beijing Hua Yi Union in Hao Ge to Anglo Alliance, such as by way of assigning Beijing Hua Yi Union's right to receive dividend declared by Hao Ge to Anglo Alliance. Up to the date of this announcement, such mechanics have not been determined. The Company will issue an announcement after such mechanics have been determined.

The Company understands from the Vendor that Beijing Hua Yi Union has agreed to the above arrangements.

Upon completion of the Deed, the issued shares of Anglo Alliance which will be transferred to Orient Ventures pursuant to the Deed, the entire equity capital of Hao Ge and Hao Ge's interest in the Media Company shall be free from any encumbrances, security and charges. Please refer to the paragraph headed "Information on the Anglo Alliance Group" for further details of its assets and business activities.

Consideration

The maximum consideration payable by Orient Ventures to the Vendor for the acquisition of the entire issued share capital of Anglo Alliance and the assignment of the shareholder's loan is HK$550 million, (subject to adjustment as described in the paragraph headed "Adjustment to the consideration" below) of which Orient Ventures is required to pay HK$110 million as deposit to the Vendor within 7 business days after the date of the Deed. The remaining consideration of HK$440 million will be satisfied as to HK$326.6 million upon completion of the Deed by the issue of promissory notes with an aggregate principal amount of HK$326.6 million by Mr. Ko to the Vendor, and with the balance of HK$113.4 million to be satisfied either (i) by Mr. Ko in cash on the long-stop-date of the UHL SP Agreement (being 30 April 2005 or such later date as the Vendor, Mr. Ko and the Company may agree), if the UHL SP Agreement does not proceed to completion; or (ii) by the issue of 2,700 million Consideration Shares at HK$0.042 each by the Company to the Vendor upon completion of the UHL SP Agreement (as described below).

The promissory notes to be issued by Mr. Ko under the Deed will be unsecured, become due on the date falling on the end of 18 months immediately after the date of the issue of the promissory notes and bear interest at a rate equal to the prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited.

Conditions precedent for completion of the Deed

Completion of the Deed is subject to the satisfaction of the following conditions precedent:

1. the warranties given by the Vendor remaining true and accurate and not misleading in any material respect;

2. the assignment of the Investment Agreement by the Media Company to Hao Ge and a PRC lawyer confirming that such assignment is valid and enforceable under PRC laws, rules and regulations;

3. Beijing Hua Yi Union and Anglo Alliance duly executing an agreement granting the Option to Anglo Alliance on terms and conditions to the satisfaction of Orient Ventures and a PRC lawyer confirming that such agreement is legally valid, binding and enforceable under PRC laws and regulations;

4. the delivery of a PRC legal opinion to the satisfaction of Orient Ventures and the Company confirming, among other things, (i) the legality and validity of (a) the establishment and continuation of all the members of the Anglo Alliance Group established in the PRC, (b) the conversion of Hao Ge into a sino-foreign joint venture and its increase in registered capital and (c) the ownership and shareholding structure of the Anglo Alliance Group upon completion of the Deed; (ii) Anglo Alliance's title in the equity interest in Hao Ge (being not less than 80% and not more than 98%); (iii) whether the PRC members of the Anglo Alliance Group have obtained all necessary approvals and licences for their existing operations and businesses; (iv) whether the relevant PRC members of the Anglo Alliance Group have valid and proper title to their owned and leased properties; (v) whether the PRC members of the Anglo Alliance Group have complied with all applicable laws, rules and regulations of the PRC; and (vi) the transactions contemplated under the Deed do not infringe any laws, rules and regulations of the PRC or result in any approvals or licences granted to any member of the Anglo Alliance Group becoming void or voidable;

5. Orient Ventures and the Company being satisfied with the results of the due diligence in respect of the Anglo Alliance Group which shall include, among other things, due diligence on the financial conditions of the Anglo Alliance Group and the ownership titles of each member of the Anglo Alliance Group;

6. the Vendor having complied with his obligations under the Deed;

7. all necessary consents being granted by third parties (including governmental or official authorities) and there being no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the entire issued share capital of Anglo Alliance and the assignment of the loan of approximately HK$100,000,000 being the entire sum due from Anglo Alliance to the Vendor on completion of the Deed;

8. completion of the Reorganisation to the reasonable satisfaction of Orient Ventures; and

9. the amount due from Hao Ge to the Vendor outstanding as at the date of the Deed of not less than RMB 70 million being assigned by the Vendor to Anglo Alliance or being capitalised into equity of Hao Ge and a PRC lawyer confirming the legality and validity of such assignment or capitalisation (please refer to the section headed "Information on the Anglo Alliance Group" for details of the amount due from Hao Ge to the Vendor).

Completion of the Deed shall take place on the second business day (or such later date as the Vendor and Orient Ventures may agree in writing) after all the conditions precedent to the Deed have been satisfied or waived (as the case may be). If any of the conditions precedent have not be satisfied or waived on or before 30 April 2005 (or such later date as the Vendor and Orient Ventures may agree in writing), the Deed shall lapse and the deposit shall be repaid to Orient Ventures.

Adjustment to the consideration

Under the Deed, the consideration in respect of the acquisition of the Anglo Alliance Group will be adjusted if the audited net profit of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed is less than HK$60 million (being the Target Profit), by way of the Vendor paying Orient Ventures an amount equal to the following in cash:

$$Y \times \frac{\text{Total consideration payable under Deed}}{\text{Target Profit}}$$

Y = the lesser of (i) the Target Profit minus the audited net profit of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed or (ii) HK$20,000,000 (all figures denominated in RMB shall for these purposes be converted into HK$ based on an exchange rate of RMB1.06=HK$1)

The maximum adjustment to the consideration is approximately HK$183.4 million.

As security for the payment which may be due from the Vendor pursuant to such adjustment mechanism, the Vendor has agreed to create a charge over HK$183 million of the promissory notes to be issued by Mr. Ko to the Vendor under the Deed in favour of Orient Ventures upon completion of the UHL SP Agreement.

The consideration adjustment arrangement (including the amount of Target Profit) was determined after arm's length negotiations among the Company, Mr. Ko and the Vendor in order to protect the interests of the Company by adjusting to an extent the consideration based upon the actual profits to be achieved by the Anglo Alliance Group.

The Target Profit is regarded as a profit forecast for the purposes of the Takeovers Code and the Listing Rules therefore has to be reported on by the financial adviser and consultant accountants of the Company in accordance with Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules. As the Target Profit was not determined based on any profit projections of the Anglo Alliance Group, it will take time for (a) the Vendor to finalise its financial projections and (b) the Company, and its financial adviser and consultant accountants to review the financial projections prepared by the Vendor. Accordingly, the financial adviser and the consultant accountants are not in a position to report on the Target Profit as required under Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules at the stage of this announcement. The Company has undertaken that reports from the financial adviser and the consultant accountants on the Target Profit will be included in the circular to be sent to the Shareholders in respect of the transactions under the UHL SP Agreement and the Whitewash Waiver application. If the financial adviser and the consultant accountants are not able to issue an unqualified report on the Target Profit, detailed information on the reasons for such will also be included in the abovementioned circular. **Attention is drawn to the fact that the Target Profit has not been reported on in accordance with the Takeovers Code and the Listing Rules and therefore should not be taken as a forecast of any future profitability of the Anglo Alliance Group.**

THE UHL SP AGREEMENT

Date

2 February 2005

Parties

Vendor : Mr. Ko

Purchaser : the Company

Assets to be acquired by the Company

The Company has conditionally agreed to purchase from Mr. Ko and Mr. Ko has conditionally agreed to sell to the Company the entire issued share capital of Orient Ventures.

Any amount due from Orient Ventures to Mr. Ko outstanding as at the completion date of the UHL SP Agreement will be assigned by Mr. Ko to the Company. As at the date of this announcement, Orient Ventures does not owe any money to Mr. Ko. It is anticipated that Orient Ventures will be indebted to Mr. Ko in the amount of approximately HK$436,600,000 as at the completion date of the UHL SP Agreement in connection with the payment of part of the consideration under the Deed.

Consideration

Upon completion of the UHL SP Agreement, the Company will pay the maximum consideration of HK$550 million, subject to the adjustment mechanism which shall be applicable to Orient Ventures (Orient Ventures will become a wholly-owned subsidiary of the Company upon completion of the UHL SP Agreement) as described above, as to (i) HK$149,281,973 by way of issuing 3,046,570,871 Consideration Shares (at an issue price HK$0.049 per Share) to Mr. Ko (or his nominee); (ii) HK$287,318,027 by way of the issue of the Convertible Note to Mr. Ko; and (iii) the balance of the consideration payable under the Deed of HK$113,400,000 by issuing 2,700,000,000 Consideration Shares (at an issue price of HK$0.042 per Share) to the Vendor.

The maximum consideration of HK$550 million under the UHL SP Agreement is equal to the maximum consideration under the Deed together with the adjustment mechanism which shall be applicable to Orient Ventures (Orient Ventures will become a wholly-owned subsidiary of the Company upon completion of the

UHL SP Agreement) which values the Anglo Alliance Group at a price-to-earnings ratio of approximately 9.17 times were determined after arm's length negotiations amongst the Company, Mr. Ko and the Vendor with reference, in particular, to the established market position of the Anglo Alliance Group (including the existing coverage of the Hainan Satellite Television Travel Channel in the PRC), the possible growth of the businesses carried out by the Anglo Alliance Group and the relevant industry, the development trend of the businesses and the quality of the management of the Anglo Alliance Group, the terms of the Deed (including the agreed assignment and/or capitalization of loans due from the Anglo Alliance Group to the Vendor of approximately HK$166 million), and the business potential of the integrated media businesses carried out by the Anglo Alliance Group in the PRC.

The 5,746,570,871 Consideration Shares in aggregate to be issued by the Company upon completion of the UHL SP Agreement represent approximately 175.5% of the existing issued share capital of the Company, approximately 63.7% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares but before conversion of the Convertible Note and approximately 38.6% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares and the conversion of the Convertible Note in full at the initial conversion price.

Of the total Consideration Shares, the 2,700,000,000 Consideration Shares to be issued to the Vendor represent approximately 82.5% of the existing issued share capital of the Company, approximately 29.9% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares but before conversion of the Convertible Note and approximately 18.1% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares and the conversion of the Convertibles Note in full at the initial conversion price.

Of the total Consideration Shares, the 3,046,570,871 Consideration Shares to be issued to Mr. Ko, together with the 5,863,633,211 new Shares which may fall to be issued upon conversion of the Convertible Note at the initial conversion price, represent approximately 272.1% of the existing issued share capital of the Company and approximately 59.9% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares and the conversion of the Convertibles Note in full.

The existing shareholding structure of the Company and that upon completion of the UHL SP Agreement are set out below in the section headed "Shareholding structure of the Company".

The issue price of the Consideration Shares to the Vendor of HK$0.042 per Share was determined after arm's length negotiations between the Company and the Vendor with reference to the recent market prices of the Shares and represents a discount of approximately 10.6% to the closing price of the Shares of HK$0.047 each on 17 December 2004 (being the last trading day prior to the issue of this announcement), and a discount of approximately 14.3% to the average closing price of the Shares of HK$0.049 each for the five consecutive trading days on and prior to 17 December 2004.

The issue price of the Consideration Shares to the Vendor represents a discount to the market price per Share prior to the issue of this announcement and was determined following arm's length negotiations amongst the Vendor, the Company and Mr. Ko. In facilitating the acquisition of the Anglo Alliance Group, Mr. Ko has agreed to subscribe for new Shares at the average closing price of the Shares of HK$0.049 per Share for the five consecutive trading days on and prior to 17 December 2004, which is a higher price per Share than the issue price of the Consideration Share to be issued to the Vendor. Mr. Ko felt that it would be more appropriate and fair for him, as a connected person, to subscribe for Shares at the market price rather than at a discount even though the issue of Shares to an independent third party had agreed to be made at a discount. The issue price of the Consideration Shares to Mr. Ko of HK$0.049 per Share and conversion price of the Convertible Note of HK$0.049 per Share was determined after arm's length negotiations between the Company and Mr. Ko with reference to the recent market prices of the Shares and represents a premium

of approximately 4.3% over the closing price of the Shares of HK$0.047 each on 17 December 2004 (being the last trading day prior to the issue of this announcement), and is equivalent to the average closing price of the Shares of HK$0.049 each for the five consecutive trading days on and prior to 17 December 2004.

The Directors, excluding the independent non-executive Directors who will opine on the transactions after taking into account the advice to be received from an independent financial adviser, are of the view that the terms of the UHL SP Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Conditions precedent for completion of the UHL SP Agreement

Completion of the UHL SP Agreement is subject to the satisfaction of the following conditions precedent:

1. the passing of a resolution by the Shareholders approving the increase in authorised share capital of the Company to an amount sufficient for the issue and allotment of the Consideration Shares and new Shares which may fall to be issued upon conversion of the Convertible Note;

2. the passing of a resolution by the Independent Shareholders pursuant to the requirements of the Listing Rules approving the transactions contemplated under the UHL SP Agreement in particular, the purchase of Orient Ventures, the issue of the Consideration Shares and the Convertible Note and the exercise of the Option;

3. the Stock Exchange granting its approval for the listing of, and permission to deal in, the Consideration Shares and the new Shares which would fall to be issued upon conversion of the Convertible Note;

4. the warranties given by Mr. Ko remaining true and accurate and not misleading;

5. all other necessary consents from third parties (including governmental or official or regulatory authorities) and all other necessary consents and approvals required pursuant to any legal or regulatory requirement in respect of the sale and purchase of the entire issued share capital of Orient Ventures and the assignment from Mr. Ko to the Company of his rights in respect of any amount due from Orient Ventures to Mr. Ko as at the completion date of the UHL SP Agreement being obtained;

6. no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of Orient Ventures;

7. the completion of the Deed;

8. the passing of a resolution by the Independent Shareholders by poll approving the Whitewash Waiver pursuant to the requirements of the Takeovers Code; and

9. the Executive granting the Whitewash Waiver to Mr. Ko and the parties acting in consent with him.

Apart from conditions 1, 2, 3, 7, 8 and 9 which may not be waived, all the conditions precedent may be waived by the Company. Completion of the UHL SP Agreement shall take place on the second business day (or such later date as Mr. Ko and the Company may agree in writing) after all the conditions precedent to the UHL SP Agreement have been satisfied or waived. If any of the conditions precedent have not be satisfied or waived on or before 30 April 2005 (or such later date as Mr. Ko and the Company may agree in writing), the UHL SP Agreement shall lapse.

STATUS OF THE SHARES TO BE ISSUED

The Consideration Shares to be issued upon completion of the UHL SP Agreement and any new Shares which may be issued upon conversion of the Convertible Note shall rank pari passu with all the Shares then in issue.

THE CONVERTIBLE NOTE

The principal terms of the Convertible Note are summarized below

Aggregate principal amount:	HK$287,318,027
Maturity date:	The date falling on the fifth anniversary of the issue of the Convertible Note provided that the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the issue date of the Convertible Note up to the financial year ending immediately before the fifth anniversary of the issue of the Convertible Note shall be more than or equal to HK$550 million. In the event that the above proviso is not fulfilled, the maturity date shall be the date falling on the fifth business day after the issue of the financial statements for a financial year in which the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the issue date of the Convertible Note up to that financial year shall be more than or equal to HK$550 million. Upon maturity, any outstanding portion of the Convertible Note should be redeemed in cash.
Interest:	Interest free up to the fifth anniversary of the issue of the Convertible Note and thereafter bears interest at a rate equal to the prime rate quoted by The Hongkong and Shanghai Banking Corporation.
Transferability:	Will not be listed on any stock exchange but will be freely transferable in whole or in part.
Conversion:	May be converted into new Shares at the conversion price of HK$0.049, subject to usual adjustment in respect of the occurrence of various adjusting events, like share consolidation, share sub-division, capitalisation issue, capital distribution, rights issue or other similar events, and issue of new securities, in whole or in part at any time after issue of the Convertible Note up to the fifth anniversary of the issue of the Convertible Note. Based on the initial conversion price of HK$0.049 per Share, 5,863,633,211 new Shares may fall to be issued upon conversion of the Convertible Note in full, representing approximately 179% of the existing issued share capital of the Company.

The maturity date and conversion period of the Convertible Note depend on the completion date of the UHL SP Agreement. The Company will issue an announcement after completion of the UHL SP Agreement setting out the relevant dates of the maturity date and conversion period of the Convertible Notes.

LISTING APPLICATION

The Company will make an application to the Stock Exchange seeking approval from the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares and any new Shares which may fall to be issued upon conversion of the Convertible Note.

THE WHITEWASH WAIVER

Mr. Ko and his concert parties currently hold approximately 31.12% of the issued share capital of the Company.

Upon completion of the UHL SP Agreement, the percentage voting rights held by Mr. Ko and his concert parties in Company will increase from approximately 31.12% to (i) approximately 45.07% of the enlarged issue share capital of the Company before conversion of the Convertible Note; and (ii) approximately 66.71% of the further enlarged issued share capital of the Company assuming immediate conversion of the Convertible Note in full. Mr. Ko and his concert parties will apply to the Executive for the Whitewash Waiver in respect of the obligation which would otherwise arise under Rule 26.1 of the Takeovers Code for Mr. Ko and his concert parties to make a mandatory general offer for all the issued Shares not already owned by Mr. Ko or the parties acting in concert with him. The Whitewash Waiver will, if granted, be subject to approval by the Independent Shareholders by poll at the EGM in accordance with Note 1 of the Note on dispensation from Rule 26 of the Takeovers Code or as may otherwise be required by the Executive. Mr. Ko and his concert parties will have to abstain from voting in respect of the resolution for approving the Whitewash Waiver.

SHAREHOLDING STRUCTURE OF THE COMPANY

The table below sets out for illustrative purposes the shareholding structure of the Company as at the date of this announcement and that immediately after completion of the UHL SP Agreement before and after conversion of the Convertible Note in full.

	As at the date of this announcement		Immediately after completion of the UHL SP Agreement but before conversion of the Convertible Note		Immediately after completion of the UHL SP Agreement and assuming immediate conversion of the Convertible Note in full	
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Mr. Ko and his concert parties	1,019,077,150	31.12%	4,065,648,021	45.07%	9,929,281,232	66.71%
The Vendor	—	—	2,700,000,000	29.93%	2,700,000,000	18.14%
Public	2,255,216,007	68.88%	2,255,216,007	25.00%	2,255,216,007	15.15%
Total	3,274,293,157	100.00%	9,020,864,028	100.00%	14,884,497,239	100.00%

Based on the shareholding structure of the Company as at the date of this announcement and the terms of the Deed, the UHL SP Agreement and the Convertible Note, the shareholding percentage held by public Shareholders would fall to approximately 15.15% of the enlarged share capital of the Company immediately upon conversion of the Convertible Note in full, which is less than the minimum 25% public float required under the Listing Rules. Mr. Ko has undertaken to the Company and the Stock Exchange that he will not exercise any of the Convertible Note so as to cause the public float of the Company to fall below the required minimum level under the Listing Rules at any time.

The Stock Exchange has indicated that should the UHL SP Agreement be completed, it will closely monitor trading in the Shares if less than 25% of the issued Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the Shares; or there are too few Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

As a result of the transactions under the Deed and the UHL SP Agreement, the Vendor will hold approximately 29.93% of the issued share capital of the Company immediately upon completion of the UHL SP Agreement but before conversion of the Convertible Note and will become a substantial shareholder of the Company for the purposes of the Listing Rules.

INFORMATION ON THE GROUP

The Group is principally engaged in the retail and distribution of home audio and video equipment, and IP telephony and related services. As of 30 June 2004 the unaudited net asset value of the Group was approximately HK$63.5 million. The audited net losses of the Group for each of the two years ended 31 December 2003 and the unaudited net losses of the Group for the six months ended 30 June 2004 were as follows:

	Six months ended 30 June 2004	Financial year ended 31 December 2003	2002
	HK$ million	*HK$ million*	*HK$ million*
Loss before taxation and extraordinary items	(0.3)	(69.9)	(171.4)
Loss after taxation and extraordinary items	(0.3)	(70.0)	(171.4)
Loss after taxation, extraordinary items and minority interests	(0.3)	(70.0)	(95.1)

The Group did not record any extraordinary items for each of the two years ended 31 December 2003 and the six months ended 30 June 2004.

INFORMATION ON THE ANGLO ALLIANCE GROUP

Anglo Alliance is an investment holding company. Members of the Anglo Alliance Group are engaged in various media related businesses in the PRC, including production of television drama, investment in movie production, advertising agency and advertisement production. The Anglo Alliance Group is also responsible for producing programmes (other than news) for a satellite television channel in Hainan province, the PRC.

Businesses carried out by the Anglo Alliance Group upon completion of the Reorganisation

As a condition precedent to the completion of the Deed, the Reorganisation has to be completed. Pursuant to the Reorganisation, (a) certain assets held by the Anglo Alliance Group as at the date of this announcement, including certain investments held by the Media Company which are restricted from foreign investment, will be disposed of and the remaining investment held by Anglo Alliance upon completion of the Reorganisation will be those set out in the table below; (b) Hao Ge will be reorganised as a sino foreign joint venture whereby Anglo Alliance will own at least 80% (but not more than 98%) of the registered capital of Hao Ge subject to the approval of the relevant PRC authority; and (c) Hao Ge will in turn own 50% of the registered capital in the Media Company. After completion of the Reorganisation, the principal assets of Anglo Alliance will be its investments in Hao Ge and Hao Ge's sole asset will be its 50% equity interest in the Media Company. The direct and indirect investments which will be held by Anglo Alliance upon completion of the Reorganisation are as follows:

Name	Direct interest	Indirect interest	Principal activities	Remaining shareholder(s)
Hao Ge *(Note)*	80% to 98%	N/A	Investment holding	2% to 20% to be held by Beijing Hua Yi Union
Media Company	N/A	50% (held by Hao Ge)	Investment in movie production, advertisement production and artiste training services	50% held by 保利文化藝術有限公司 (Poly Culture & Arts Co., Ltd.)

海南海視旅遊衛視傳媒有限責任公司 (Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.)	N/A	49% (held by the Media Company)	Production and editing of television programmes for Hainan Satellite Television Travel Channel	50% held by 海南廣播電視臺 (Hainan Broadcast Television Station) 1% held by 海南廣播電視廣告有限公司 (Hainan Broadcast Television Advertising Company Limited)
北京英氏影視藝術有限責任公司 (Beijing Ying Shi Film & Television Art Limited Liability Company)	N/A	60% (held by the Media Company)	Production of television dramas	16% held by 英達 (Ying Da) 8% held by 英若誠 (Ying Ruo Cheng) 8% held by 英壯 (Ying Zhuang) 4% held by 英寧 (Ying Ning) 4% held by 王小京 (Wang Xiao Jing)
北京鑫寶源影視投資有限責任公司 (Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company)	N/A	50% (held by the Media Company)	Production and sale of television dramas	25% held by丁芯 (Ding Xin) 25% held by 趙寶剛 (Zhao Bao Gang)
北京華億千思廣告有限公司 (Beijing Hua Yi Qian Si Advertising Company Limited)	N/A	55% (held by the Media Company)	Advertising agent	25% held by 袁海波 (Yuan Hai Bo) 20% held by 鈕錚 (Niu Zheng)
北京華億山和水廣告有限公司 (Beijing Hua Yi Shan He Shui Advertising Company Limited)	N/A	51% (held by the Media Company)	Advertising agent and advertisement production	22.05% held by 呂新利 (Lu Xin Li) 22.05% held by 丁晟 (Ding Cheng) 4.9% held by 藍瑞海 (Lan Rui Hai)

The names of the above companies in English are for identification purposes only

Note: Under the Deed, the Vendor has undertaken to Orient Ventures that he will use his best endeavours to enable Anglo Alliance to enjoy the economic benefits arising from the remaining equity interest in Hao Ge after completion of the Deed and before exercise of the Option.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the remaining shareholders of the above companies upon completion of the Reorganisation, save for holder of the remaining interests in Hao Ge, being Beijing Hua Yi Union which is owned as to 50% by the Vendor as at the date of this announcement, are parties independent of the Company, its subsidiaries and their connected persons, Mr. Ko and his concert parties and the Vendor.

After completion of the UHL SP Agreement, Hao Ge will become a subsidiary of the Company and the Media Company will become an associated company of the Company.

As advised by the Vendor, an aggregate amount of approximately RMB70 million (equivalent to approximately HK$66 million) in the form of shareholder's loan had been provided by the Vendor to Hao Ge as operational funding. An additional amount of HK$100 million (in the form of shareholder's loan) will be advanced by the Vendor to Anglo Alliance as operational funding. Under the Deed, the Vendor will assign to Anglo Alliance all his rights under the loan (of not less than RMB70 million) (equivalent to approximately HK$66 million) to Hao Ge or capitalise such loan into equity of Hao Ge prior to the completion of the Deed and will upon completion of the Deed, deliver a duly executed release to Orient Ventures releasing each member of the Anglo Alliance Group from any liability owed to the Vendor or if appropriate executing a deed assigning all rights in any such amount which may be owing to the Vendor by any member of the Anglo Alliance Group to the other appropriate member of the Anglo Alliance Group. Upon completion of the Deed, no members of the Anglo Alliance Group will be indebted to the Vendor (save for a sum of RMB30 million (equivalent to approximately HK$28.3 million) which the Vendor may advance to Hao Ge for the proposed investment under the Investment Agreement as described below). If the Vendor advances RMB30 million (equivalent to approximately HK$28.3 million) to Hao Ge, Hao Ge will have to repay the RMB30 million (equivalent to approximately HK$28.3 million) to the Vendor. Up to the date of this announcement, no agreement has been entered into in respect of such possible advance. The Company will comply with the relevant applicable requirements of the Listing Rules if the Vendor makes such advance to Hao Ge.

Businesses which may be carried out by the Anglo Alliance Group

(a) Investment Agreement — JiCheng

The Media Company entered into the Investment Agreement on 16 December 2004 with the shareholders of JiCheng, namely 北京北廣傳媒移動電視有限公司 (Beijing Bei Guang Media Mobile Phone Television Co., Ltd.) and 北京瑞特影音貿易公司 (Beijing RuiTe Audio Vision Trading Company) (as amended by a supplemental agreement entered into by the same parties on 1 February 2005). To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the parties to the Investment Agreement are parties independent of the Company, its subsidiaries and their connected persons and are not concert parties of Mr. Ko for the purposes of the Takeovers Code.

The Media Company can assign all or part of its shareholding in JiCheng under the Investment Agreement to Hao Ge without consent of the other parties and such assignment being effected is a condition precedent to the Deed. Upon such assignment having become effective, Hao Ge will be entitled to the rights to invest in JiCheng under the Investment Agreement (if the Investment Agreement has not been completed) or the 30% interest in JiCheng (if the Investment Agreement has been completed prior to the assignment becoming effective).

JiCheng is a company established on 14 December 2004 in the PRC. Under its business licence, JiCheng is allowed to engage in, among other things, production of television programmes, development of cinematography, management and operation of television networks and sale of audio and video equipment. Under the Investment Agreement, the Media Company will subscribe for a 30% equity interest in JiCheng at a total consideration of RMB30 million (equivalent to approximately HK$28.3 million) in cash, which is payable within 80 days from the date of the Investment Agreement, and within 60 days of receiving the RMB30 million (equivalent to approximately HK$28.3 million) from the Media Company under the Investment Agreement, the shareholders of JiCheng will be responsible for obtaining the approvals of the relevant PRC authorities and provide the Media Company with receipt of payment of capital. Failing which, the Media Company will have the right to terminate the Investment Agreement and request the return of the RMB30 million (equivalent to approximately HK$28.3 million). Upon the assignment of rights thereunder from the Media Company having become effective, Hao Ge will be entitled to such 30% equity interest in JiCheng. JiCheng will become an associated company of Hao Ge after completion of the investment.

(b) *letter of intent — Mobile Phone TV JV*

The Media Company entered into a non-legally binding letter of intent on 16 December 2004 to establish the Mobile Phone TV JV in the PRC with 北京北廣傳媒集團有限公司 (Beijing Bei Guang Media Group Co., Ltd.), which is an independent third party who, to the best knowledge, information and belief of the Directors having made all reasonable enquiry, is not a connected person of the Company and is not a concert party of Mr. Ko. It is expected that the registered capital of the Mobile Phone TV JV will not be less than RMB50 million (equivalent to approximately HK$47.2 million). The terms of the proposed investment have yet to be determined. Further announcement will be made by the Company as and when necessary in compliance with the Listing Rules.

(c) *general information about the above possible investments*

The above investment proposals (referred to in paragraphs (a) and (b) above) are subject to approvals by the relevant PRC authorities and/or formal agreement having been entered into in relation thereto. The letter of intent does not provide a deadline for the obtaining of approvals from the relevant PRC authorities. The Investment Agreement and the letter of intent also do not provide a long stop date for the completion of the relevant possible investment proposals. The possible investment in JiCheng and the possible establishment of the Mobile Phone TV JV are all subject to approvals of certain PRC authorities which may or may not be obtained. To the extent any such approvals may be obtained, it is uncertain when such approvals may be obtained. Accordingly, the possible investments may or may not proceed. Completion of the UHL SP Agreement is not subject to the obtaining of the relevant approvals in respect of the investment proposals under the Investment Agreement and the said letter of intent.

The Vendor has undertaken to use his best endeavours to obtain the necessary approvals and to give effect to the above investment proposals. In the event that the requisite consents from the regulatory authorities are not obtained, the Vendor has agreed to use his best endeavours to explore other business opportunities with Orient Ventures in the areas of business contemplated under the above investment proposals. Should any of the necessary approvals prove ultimately not to be obtainable in respect of the investment proposal under the Investment Agreement, the Company would issue an announcement at the relevant time. Should there arise any new business opportunities which may be undertaken by the enlarged Group, the Company will comply with the relevant requirements under the Listing Rules and (if applicable) the Takeovers Code if and when necessary, including any announcement requirements. Whilst the necessary approvals for the investment proposals under the Investment Agreement and the letter of intent may or may not be obtained and such investment proposals may or may not proceed, completion of the transactions under the Deed and the UHL SP Agreement is not subject to the obtaining of the necessary approvals for the said investment proposals or the completion of the investment proposals. Accordingly, the timing of the grant of the necessary approvals for the said investment proposals should not affect the timetable of the transactions under the Deed and the UHL SP Agreement.

Structure of the Anglo Alliance Group

The diagram below shows the structure of the Anglo Alliance Group after the Reorganisation and immediately before completion of the Deed.



Beijing Hua Yi Union
Anglo Alliance
2% to 20%
80% to 98%
Poly Culture & Arts Co., Ltd.
Hao Ge
30%
JiCheng
50%
50%
Media Company
49%
60%
50%
55%
51%
(Note 1)
Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.
Beijing Ying Shi Film & Television Art Limited Liability Company
Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company
Beijing Hua Yi Shan He Shui Advertising Company Limited
Beijing Hua Yi Qian Si Advertising Company Limited
Mobile Phone TV JV

-------- Investments to be made which are subject to PRC regulatory approvals and/or formal agreement to be entered into and therefore may or may not be completed.

Note 1: Terms of the proposed establishment of the Mobile Phone TV JV are yet to be determined.

Financial information on the Anglo Alliance Group

Most of the members of the Anglo Alliance Group (including but not limited to Anglo Alliance and Hao Ge) and JiCheng do not have audited financial statements. Disclosing the unaudited profits of the Anglo Alliance Group and JiCheng for the past two years (or for the period commencing from the date of establishment should the relevant entity have been established less than two years ago) would be regarded as profit forecast for the purposes of the Takeovers Code. According to Rule 10 of the Takeovers Code, any profit forecast has to be reported on by the financial adviser and the reporting accountants. The reporting accountants engaged by the Company are currently carrying out the audit work on the financial statements of the Anglo Alliance Group and JiCheng with a view to preparing accountants' reports on (1) Orient Ventures which will be the holding company of the Anglo Alliance Group; (2) Anglo Alliance; (3) Hao Ge; (4) the Media Company; and (5) JiCheng. At present, the reporting accountants are not in a position to give any report on the unaudited profit figures in respect of the Anglo Alliance Group and JiCheng for the past two financial years (or for the period commencing from the date of establishment should the relevant entity have been established less than two years ago). The Directors consider that disclosing such unverified financial information on the Anglo Alliance Group and JiCheng may not be meaningful and may even be potentially misleading to the Shareholders and the market generally. Accordingly, the Directors have decided not to disclose such unaudited information in this announcement. Accountants' reports setting out the audited financial statements of Orient Ventures which will be the holding company of the Anglo Alliance Group, Anglo Alliance, Hao Ge, the Media Company and JiCheng will be included in the circular to be issued by the Company in respect of the acquisition of the Anglo Alliance Group.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Company originally proposed to acquire the Anglo Alliance Group directly from the Vendor and negotiated with the Vendor with this aim. However, the Vendor stated that he was not prepared to agree to sell the Anglo Alliance Group on the basis that such sale would be subject to the uncertainty of Shareholders' approval. In order to overcome this impasse, Mr. Ko, through his wholly-owned company — Orient Ventures, entered into the Deed with the Vendor to acquire the Anglo Alliance Group from the Vendor on the basis that he would simultaneously agree, subject to Independent Shareholders' approval, to sell the Anglo Alliance Group to the Company at the same consideration.

Further, the facilitation afforded by Mr. Ko, means that the acquisition of the Anglo Alliance Group can be completed with no immediate cash payment by the Group.

The Group has been loss-making for a number of years. The acquisition of the Anglo Alliance Group will diversify the income stream of the Company. The Directors believe that the investment in the Anglo Alliance Group would offer the Company and its shareholders a good opportunity to invest in the media industry in the PRC, in particular the business related to a PRC satellite television channel.

GENERAL

The transactions contemplated under the UHL SP Agreement including the acquisition of the Anglo Alliance Group, the exercise of the Option and the proposed investment in JiCheng under the Investment Agreement, together constitute a very substantial acquisition and connected transaction for the Company under the Listing Rules and therefore are subject to approval by Independent Shareholders at the EGM under Rules 14.49 and 14A.18 of the Listing Rules. Completion of the transactions contemplated under the UHL SP Agreement is subject to, among other things, the Whitewash Waiver being granted and approved by the Independent Shareholders in accordance with the Takeovers Code.

At the EGM, Mr. Ko and his associates and concert parties are required to abstain from voting for the approval of the transactions under the UHL SP Agreement and the Whitewash Waiver. An independent board committee will be established to consider the transactions under the UHL SP Agreement and the Whitewash Waiver and to advise the Independent Shareholders. Somerley Limited has been appointed to advise the independent board committee and the Independent Shareholders in this regard.

The Company will despatch to the Shareholders a circular containing further details of the Deed, the UHL SP Agreement, the Whitewash Waiver, the recommendation from the independent board committee to the Independent Shareholders, the recommendation from the independent financial adviser to the independent board committee of the Company, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, the Media Company and JiCheng, reports from the financial adviser and the consultant accountants on the Target Profit in accordance with Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules and a notice convening the EGM. As the transactions contemplated under the UHL SP Agreement, together, constitute a very substantial acquisition and connected transaction for the Company and involve the application for the Whitewash Waiver, the Company is required to despatch the circular to the Shareholders on or before 23 February 2005, being the date 21 days from the date of this announcement according to Rules 14.38 and 14A.49 of the Listing Rules, and Rule 8.2 of the Takeovers Code.

With a view to giving the Shareholders the most up-to-date financial information on the Anglo Alliance Group, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, the Media Company and JiCheng will include financial information up to 31 December 2004. The reporting accountants have indicated that the audit work in connection with the preparation of the accountants' reports cannot be completed in

time for inclusion in the Company's circular if such circular were to be despatched within 21 days of the date of this announcement. After considering the tentative audit timetable, applications have been made by the Company to the Stock Exchange and the SFC to extend the deadline for the despatch of the circular to 31 March 2005.

Shareholders should note that each of the Deed and the UHL SP Agreement, each of which is subject to a number of conditions precedent, may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Tsoi Tong Hoo Tony (executive Director), Mr. Cheong Chow Yin (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director). It is proposed that Mr. Dong Ping will be appointed as an executive Director of the Company after completion of the UHL SP Agreement.

Trading in the Shares was suspended from 9:30 a.m. on 20 December 2004 at the request of the Company pending the issue of this announcement and an application has been made to the Stock Exchange for the resumption of trading of the Shares from 9:30 a.m. on 3 February 2005.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"Anglo Alliance"	:	Anglo Alliance Co., Ltd., a company incorporated in the British Virgin Islands with limited liability
"Anglo Alliance Group"	:	the group of companies comprising Anglo Alliance and its subsidiary and associated companies upon completion of the Deed
"associates"	:	has the meaning ascribed thereto under the Listing Rules
"Beijing Hua Yi Union"	:	北京華億聯盟文化傳媒投資有限公司 (Beijing Hua Yi Union Cultural Media Investment Company Limited*), being an entity owned as to 50% by the Vendor and 50% by an independent third party who is not a connected person of the Company and is not a concert party of Mr. Ko as at the date of this announcement
"Company"	:	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"Companies Law"	:	the Companies Law, Chapter 22 (Laws of 1961, as consolidated and revised) of the Cayman Islands
"connected person(s)"	:	has the meaning ascribed thereto under the Listing Rules
"Consideration Shares"	:	new Shares to be issued by the Company in settlement of part of the consideration payable under the UHL SP Agreement and the Deed
"Convertible Note"	:	the loan note to be issued by the Company with an aggregate principal amount of HK$287,318,027 to settle part of the consideration under the UHL SP Agreement

"Deed"	:	the deed dated 2 February 2005 for the conditional sale and purchase of the entire issued share capital of Anglo Alliance and assignment of shareholder's loan entered into between the Vendor, Orient Ventures, Mr. Ko and the Company
"Directors"	:	the directors of the Company
"EGM"	:	the extraordinary general meeting to be convened and held by the Company for seeking approvals from the Shareholders and the Independent Shareholders (as the case may be) for the various transactions contemplated under the UHL SP Agreement and the Whitewash Waiver
"Executive"	:	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	:	the Company and its subsidiaries
"Hao Ge"	:	北京浩歌盛世影視文化有限公司 (Beijing Hao Ge Sheng Shi Film & TV Culture Co, Ltd.*), a company incorporated in the PRC (as at the date of this announcement) and will be reorganised into a sino foreign joint venture
"Independent Shareholders"	:	Shareholders, other than Mr. Ko and his associates and concert parties, who are not involved or interested in the transactions contemplated under the Deed and the UHL SP Agreement
"Investment Agreement"	:	the agreement entered into on 16 December 2004 by the Media Company with third parties, who are independent of the Company and any of its connected persons, and the Vendor and his associates and are not concert parties of Mr. Ko, in respect of the proposed investment in JiCheng (as amended by a supplemental agreement entered into on 1 February 2005)
"JiCheng"	:	北京北廣傳媒集成電視有限公司 (Beijing BeiGuang Media JiCheng Television Co., Ltd.*), a company incorporated in the PRC
"Listing Rules"	:	the Rules Governing the Listing of Securities on the Stock Exchange
"Media Company"	:	北京保利華億傳媒文化有限公司 (Asian Union Film and Media*), a company incorporated in the PRC
"Mobile Phone TV JV"	:	a joint venture proposed to be established in the PRC to engage in mobile phone television business
"Mr. Ko"	:	Mr. Ko Chun Shun, Johnson, being the Chairman of the board of Directors and the controlling Shareholder, who together with his concert parties holds a total of approximately 31.12% direct and indirect interests in the Company
"Orient Ventures"	:	Orient Ventures Limited, a company wholly-owned by Mr. Ko
"Option"	:	an option to be granted by Beijing Hua Yi Union to Anglo Alliance to acquire the remaining interests of no less than 2% to no more than 20% in Hao Ge
"PRC"	:	The People's Republic of China, excluding Hong Kong for the purpose of this announcement

"Reorganisation"	:	the proposed reorganisation of the Anglo Alliance Group pursuant to the Deed as summarized in the paragraph headed "Information on the Anglo Alliance Group" above in this announcement
"SFC"	:	Securities and Futures Commission
"Share(s)"	:	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholders"	:	holders of Shares
"Stock Exchange"	:	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	:	the Code on Takeovers and Mergers
"Target Profit"	:	HK$60 million net profit of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed in accordance with the accounting policies of the Company and the generally accepted accounting principles in Hong Kong
"UHL SP Agreement"	:	the conditional sale and purchase agreement dated 2 February 2005 entered into between the Company and Mr. Ko, in relation to the acquisition of the entire issued share capital of Orient Ventures and assignment of shareholder's loan
"Vendor"	:	Mr. Dong Ping
"Whitewash Waiver"	:	the waiver from the Executive pursuant to Note 1 of the Note on Dispensations from Rule 26 of the Takeovers Code in respect of any obligation of Mr. Ko and any parties acting in concert with him to make a general offer for all the issued shares in the capital of the Company not already owned by Mr. Ko and his parties acting in concert which might otherwise arise as a result of Mr. Ko subscribing for the new Shares and/or exercising his conversion rights under the Convertible Note under the terms of the UHL SP Agreement
"HK$"	:	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	:	Renminbi, the lawful currency of the PRC (for the purpose of this announcement HK$1.0 = RMB1.06)

* *For identification purposes only*

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 2 February 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

(y)

UNIVERSAL HOLD<00419> - Unusual price & volume movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movements.

Save for the announcement of the Company dated 2 February 2005, We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

3 February, 2005"

(2)

UNIVERSAL HOLD<00419> - Unusual volume movement

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such increase.

Save for the announcement of the Company dated 2 February 2005, we confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

4 February, 2005"

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors (the "Directors") of Universal Holdings Limited (the "Company") have noted the recent increase in the price and the trading volume of the ordinary shares of the Company and wish to state that they are not aware of any reasons for such movements.

The Company is considering the possibility of an equity fund raising. No terms or time table have been fixed at the moment and no decision as to whether or not to proceed with any equity fund raising has been made. Such equity fund raising may or may not proceed. A further announcement will be made by the Company as and when required. Save for the announcement of the Company dated 2 February 2005, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither are the Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of the Company, the Directors individually and jointly accept responsibility for the accuracy of this announcement.

As at the date hereof, the Directors are Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Ko Chun Shun, Johnson
Chairman

Hong Kong, 15 February 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

(66)

RECEIVED
2005 ... -2 A 8:13

UNIVERSAL HOLD<00419> - Unusual Volume Movement

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such increase.

Save for the announcement of the Company dated 15 February 2005, We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

16 February 2005"

(CC)

UNIVERSAL HOLD<00419> - Suspension of Trading

At the request of Universal Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (21/2/2005) pending for the release of an announcement in relation to the placement of new shares of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is solely for the purpose of providing shareholders of the Company with certain information in relation to the Placing and the Subscription and does not constitute an invitation or offer to acquire or subscribe for securities.

UNIVERSAL HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

Placing Agent

Goldbond Securities Limited

On 22 February 2005, the Placing and Subscription Agreement was entered into between the Company, the Vendors and the Placing Agent, pursuant to which, the Placing Agent has agreed to place, on a reasonable effort basis, up to 654,850,000 existing Shares held by the Vendors at the Placing Price of HK$0.12 per Share, and the Vendors will thereafter subscribe for such number of new Shares equal to the number of Shares sold by them respectively under the Placing at the Subscription Price of HK$0.12 per Share. The Placing is unconditional. The Subscription is conditional upon the completion of the Placing and the granting of the approval by the Stock Exchange for the listing of and permission to deal in that portion of the Subscription Shares. Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Subscription Shares.

The gross proceeds from the Subscription are estimated to be not more than HK$78,582,000, and after deducting all relevant expenses in relation to the Placing and the Subscription, the net proceeds from the Subscription are estimated to be not more than HK$76,500,000. It is the intention of the Directors to use such net proceeds for general working capital of the Group.

The Company refers to the Announcement in relation to, among other things, the UHL SP Agreement and the Whitewash Waiver. As stated in the Announcement, completion of the UHL SP Agreement is conditional on, among other things, granting of the Whitewash Waiver by the Executive, which condition is not capable of waiver by any parties to the UHL SP Agreement. **Accordingly, if the Placing takes place and the Subscription does not, then the Executive will not grant the Whitewash Waiver and the UHL SP Agreement and the transactions contemplated thereunder will not proceed.**

Trading in the Shares was suspended at the request of the Company with effect from 9:30 a.m. on 21 February 2005 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the trading in the Shares to resume from 9:30 a.m. on 24 February 2005 following the publication of this announcement.

THE PLACING AND SUBSCRIPTION AGREEMENT

Date :	22 February 2005

The Placing

Vendors :	(1) Kwan Wing Holdings Limited ("Kwan Wing"), a company wholly owned by Mr. Ko; and (2) Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing which Mr. Ko has an approximately 96% beneficial interest in Techral.
Placing Agent :	Goldbond Securities Limited. Goldbond Securities Limited and its ultimate beneficial owners are not connected persons of the Company and are independent of and not connected with the Company and its connected persons, agreed to place, on a reasonable effort basis, the Placing Shares pursuant to the Placing and Subscription Agreement.
Placees :	Not less than six placees (which will be individuals, corporate and/or institutional investors) who together with their ultimate beneficiaries (i) are not connected persons of the Company and are independent of and not connected with the Company and its connected persons and (ii) are not parties acting in concert with the Vendors (within the meaning of the Takeovers Code).
Placing price :	HK$0.12 per Share, which was determined after arm's length negotiation between the Vendors and the Placing Agent and represents (i) a discount of approximately 17.8% to the closing price per Share of HK$0.146 on 18 February 2005, being the day immediately prior to the suspension of trading in the Shares on the Stock Exchange; and (ii) a discount of approximately 14.9% to the average closing price per Share of approximately HK$0.141 for the last five trading days up to and including 18 February 2005.
Placing commission :	2.5% of the amount equal to the Placing Price multiplied by the number of Placing Shares placed by the Placing Agent.
Number of Placing Shares :	up to 654,850,000 Shares (as to up to 224,850,000 Shares by Kwan Wing and as to up to 430,000,000 Shares by Techral), representing approximately 20.0% of the existing issued share capital of the Company and approximately 16.7% of the issued share capital of the Company as enlarged by the Subscription.

Completion of the Placing

The Placing is unconditional and completion shall take place on 28 February 2005.

The Vendors shall bear all the costs and expenses in relation to the Placing and if the Subscription proceeds with completion, the Company shall reimburse all the costs and expenses incurred in relation to the Placing and the Subscription.

The Subscription

Issuer	:	The Company
Subscribers	:	(1) Kwan Wing; and (2) Techral.
Subscription Price	:	HK$0.12 per Subscription Share
Number of Subscription Shares	:	up to 654,850,000 Shares (as to up to 224,850,000 Shares by Kwan Wing and as to up to 430,000,000 Shares by Techral). The number of Share to be subscribed by Kwan Wing and Techral shall be equal to the number of Shares sold by them respectively under the Placing.
General mandate to issue the Subscription Shares	:	The Subscription Shares will be allotted and issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 30 June 2004 pursuant to which the Directors are authorised to allot and issue up to 20% of the issued share capital of the Company as at the date of passing of the resolution approving the said general mandate.
Ranking	:	The Subscription Shares, when fully paid for and issued, will rank pari passu in all respects among themselves and with the other Shares in issue on the date of allotment of the Subscription Shares pursuant to the Placing and Subscription Agreement.

Conditions and completion of the Subscription

Completion of the Subscription is conditional upon fulfillment of the following conditions:

(i) completion of the Placing; and

(ii) granting of the approval by the Stock Exchange for the listing of and permission to deal in such number of the Subscription Shares to be subscribed under the Subscription.

Completion of the Subscription shall take place on the next Business Day after the fulfillment of the conditions set out above, provided that such date shall fall within 14 days after the date of the Placing and Subscription Agreement.

If the conditions set out above are not fulfilled within 14 days after the date of the Placing and Subscription Agreement, the Subscription will lapse. The Company shall bear all the costs and expenses in relation to the Subscription.

Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Subscription Shares.

THE UHL SP AGREEMENT AND THE WHITEWASH WAIVER

The Company refers to the Announcement in relation to, among other things, the UHL SP Agreement and the Whitewash Waiver. Whilst the Placing is unconditional, completion of the Subscription is on the other hand subject to a condition in addition to the condition of the completion of the Placing (as stated above), which may or may not be satisfied. Accordingly, there is a risk that the Placing may proceed without the Subscription being completed. Pursuant to Schedule VI to the Takeovers Code, the Executive will not normally grant the Whitewash Waiver if, without the consent of the Executive, any acquisitions or disposals of voting rights are made by any of Mr. Ko and his concert parties (including the Vendors) in the period between the Announcement and the extraordinary general meeting of the Company to be held for approving, among other things, the UHL SP Agreement and the transactions contemplated thereunder. If the Subscription does not complete, the Placing will be a disposal of voting rights and will constitute a disqualifying transaction under paragraph 3(b) of Schedule VI to the Takeovers Code and the Whitewash Waiver will not be granted by the Executive. As stated in the Announcement, completion of the UHL SP Agreement is conditional on, among other things, granting of the Whitewash Waiver by the Executive, which condition is not capable of waiver by any parties to the UHL SP Agreement. **Accordingly, if the Placing takes place and the Subscription does not, then the Executive will not grant the Whitewash Waiver and the UHL SP Agreement and the transactions contemplated thereunder will not proceed.**

EFFECTS OF THE PLACING AND THE SUBSCRIPTION

Effects on the shareholding structure of the Company pursuant to the Placing and the Subscription are as follows:

	Existing shareholding		Immediately after the Placing but before the Subscription		Immediately after the Placing and the Subscription		Immediately after the Placing, the Subscription, and completion of the UHL SP Agreement		Immediately after the Placing, the Subscription, completion of the UHL SP Agreement and assuming full conversion of the Convertible Note *(Note)*	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Mr. Ko and his concerted parties	1,019,077,150	31.1%	364,227,150	11.1%	1,019,077,150	25.9%	4,065,648,021	42.0%	9,929,281,232	63.9%
Vendor to the UHL SP Agreement	—	—	—	—	—	—	2,700,000,000	27.9%	2,700,000,000	17.4%
Placees	—	—	654,850,000	20.0%	654,850,000	16.7%	654,850,000	6.8%	654,850,000	4.2%
Public	2,255,216,007	68.9%	2,255,216,007	68.9%	2,255,216,007	57.4%	2,255,216,007	23.3%	2,255,216,007	14.5%
Total	3,274,293,157	100.0%	3,274,293,157	100.0%	3,929,143,157	100.0%	9,675,714,028	100.0%	15,539,347,239	100.0%

Note: Based on the initial conversion price of HK$0.049 per Share.

Based on the shareholding structure of the Company as at the date of this announcement and the terms of the Deed, the UHL SP Agreement, the Convertible Note and the Placing and Subscription Agreement, the shareholding percentage held by the public shareholders of the Company would fall to approximately 18.7% of the issued share capital as enlarged by the issue of the Subscription Shares and immediately upon conversion of the Convertible Note in full, which will be less than the minimum of 25% public float required under the Listing Rules. As stated in the Announcement, Mr. Ko has undertaken to the Company and the Stock Exchange that he will not exercise any of the Convertible Note so as to cause the public float of the Company to fall below the required minimum level under the Listing Rules at any time.

The Stock Exchange has indicated that, should the UHL SP Agreement be completed, it will closely monitor the trading in the Shares if less than 25% of the issued Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the Shares or there are too few Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

In view of the market conditions, the Directors consider that the Placing and the Subscription represent a good opportunity to raise capital to strengthen the working capital position of the Group and to broaden the shareholders base and capital base of the Company. The Directors are of the view that the terms of the Placing and Subscription Agreement are fair and reasonable and in the interest of the shareholders of the Company.

The gross proceeds from the Subscription are estimated to be not more than HK$78,582,000, and after deducting all relevant expenses in relation to the Placing and the Subscription (including but not limited to placing commission, stamp duty, brokerage, trading fees and legal fee), the net proceeds from the Subscription are estimated to be not more than HK$76,500,000. It is the intention of the Directors to use such net proceeds for general working capital of the Group.

FUND RAISING ACTIVITIES OF THE COMPANY FOR THE 12 MONTHS BEFORE THE DATE OF THIS ANNOUNCEMENT

Within the 12 months before the date of this announcement, the Company did not have any fund raising activities.

GENERAL

Trading in the Shares was suspended at the request of the Company with effect from 9:30 a.m. on 21 February 2005 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the trading in the Shares to resume from 9:30 a.m. on 24 February 2005 following the publication of this announcement.

As at the date of this announcement, the Board comprises Mr. Ko (Chairman and executive Director), Mr. Tsoi Tong Hoo Tony (executive Director), Mr. Cheong Chow Yin (non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (independent non-executive Directors).

"Announcement"	the announcement of the Company dated 2 February 2005
"Board"	the board of Directors
"Business Day"	any day (other than Saturdays) on which licensed banks in Hong Kong are generally open for business
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the Shares of which are listed on the Stock Exchange
"concert party"	has the same meaning as ascribed to it under the Takeovers Code
"connected person(s)"	has the same meaning as ascribed to it under the Listing Rules
"Convertible Note"	the loan note to be issued by the Company with an aggregate principal amount of HK$287,318,027 to settle part of the consideration under the UHL SP Agreement; details of which have been set out in the Announcement
"Deed"	the deed dated 2 February 2005 for the conditional sale and purchase of the entire issued share capital of Anglo Alliance Co., Ltd. and assignment of shareholder's loan entered into between Mr. Dong Ping, Orient Ventures Limited, Mr. Ko and the Company; details of which have been set out in the Announcement
"Directors"	director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of The Securities and Futures Commission of Hong Kong or any of his/her delegates
"Group"	the Company and its subsidiaries
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, chairman and executive director of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing Agent"	Goldbond Securities Limited, which is a licensed corporation for Type 1 regulated activity (dealing in securities) and Type 4 regulated activity (advising on securities) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the placing agent of the Placing
"Placing and Subscription Agreement"	the placing, underwriting and subscription agreement dated 22 February 2005 entered into between the Company, the Vendors and the Placing Agent in relation to the Placing and the Subscription
"Placing Price"	HK$0.12 per Placing Share

"Placing Shares"	an aggregate of 654,850,000 existing Shares to be placed by the Placing Agent under the Placing
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for the Subscription Shares by the Vendors pursuant to the Placing and Subscription Agreement
"Subscription Price"	HK$0.12 per Placing Share
"Subscription Shares"	an aggregate of 654,850,000 new Shares to be subscribed by the Vendors under the Subscription
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"UHL SP Agreement"	the conditional sale and purchase agreement dated 2 February 2005 and entered into between the Company and Mr. Ko, in relation to the acquisition of the entire issued share capital of Orient Ventures Limited (a company wholly owned by Mr. Ko) and assignment of relevant shareholder's loan; details of which have been set out in the Announcement
"Vendors"	Kwan Wing Holdings Limited and Techral Holdings Limited
"Whitewash Waiver"	has the same meaning as defined in the Announcement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

23 February 2005, Hong Kong

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

(ee)

UNIVERSAL HOLD<00419> - Unusual volume movement

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

Save for the announcement of the Company dated 23 February 2005, We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

24 February 2005"

(ff)

UNIVERSAL HOLD<00419> - Unusual volume movement

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Tsoi Tong Hoo Tony as executive director, Mr. Cheong Chow Yin as non-executive director and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

11 March 2005"

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

APPOINTMENT OF EXECUTIVE DIRECTOR AND REDESIGNATION OF DIRECTOR

The board of directors of Universal Holdings Limited (the "Company") is pleased to announced that Mr. Shen Ka Yip, Timothy has been appointed as Executive Director and the Acting Chief Executive Officer of the Company with effect from 14 March 2005. On the same date, Mr. Tsoi Tong Hoo has resigned as Managing Director of the Company but remains as a Non-executive Director of the Company.

Mr. Shen Ka Yip, Timothy, aged 43, graduated from the University of Alberta, Canada and holds his MBA Degree from the Simon Fraser University, Canada. Mr. Shen has over 20 years of extensive experience in accounting, corporate finance, investment as well as mergers and acquisition advisory in various reputable enterprises such as Merrill Lynch, Coopers and Lybrand. He was the Deputy General Manager — Corporate Finance of China Merchants Holdings International, a company listed on the main board of the Stock Exchange of Hong Kong Limited ("Stock Exchange") for the past 3 years. He is currently a member of the American Institute of the Certified Public Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of the Financial Planners Standards Council of Canada, an executive committee member of the Hong Kong Venture Capital and Private Equity Association, a senior member of the Hong Kong Association of Corporate Treasurers, the Director of the IRAA (Investor Relations Association Asia).

Mr. Tsoi Tong Hoo, Tony, aged 40, graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honors Business Administration degree. He has been a Chartered Financial Analyst since 1989, and has extensive experience in the areas of investment research, investment banking and corporate management. Mr. Tsoi is a member of Dual Filing Advisory Group of the Securities and Futures Commission, and a member of the Listing Committees of the GEM and Main Boards of the Stock Exchange. Mr. Tsoi is an Executive Director of Varitronix International Limited, a company listed on the main board of the Stock Exchange.

Both Mr. Shen and Mr. Tsoi are not appointed for a specific term and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company.

Each of Mr. Shen and Mr. Tsoi shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to each of their contributions to the Group.

Both Mr. Shen and Mr. Tsoi do not hold any interests in the share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance and do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

There are no other matters in respect of the appointment and re-designation of directors that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, Mr. Ko Chun Shun Johnson is the Chairman and Executive Director of the Company, Mr. Shen Ka Yip, Timothy is the Executive Director, Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin are the Non-executive Directors, Mr. Wilton Timothy Carr Ingram, Dr. Wong Yau Kar and Mr. Yuen Kin are the Independent Non-executive Directors of the Company.

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

14 March 2005

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

FURTHER POSTPONEMENT OF DESPATCH OF CIRCULAR REGARDING THE VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES ISSUE OF NEW SHARES AND CONVERTIBLE NOTE AND APPLICATION FOR WHITEWASH WAIVER

The despatch of the circular to the Shareholders regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves issue of new Shares and Convertible Note and application for Whitewash Waiver will be further postponed. It is currently expected that the circular will be despatched on or before 22 April 2005.

The board of Directors refers to the announcement of the Company dated 2 February 2005 (the "Announcement") regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves issue of new Shares and the Convertible Note and application for the Whitewash Waiver (the "Transaction"). Capitalised terms used in this announcement have the same meanings as defined in the Announcement.

As set out in the Announcement, it was originally expected that the circular regarding the Transaction (the "Circular"), which will set out, among other things, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, the Media Company and JiCheng and the reports on the Target Profit, would be despatched on or before 31 March 2005.

It was set out in the Announcement that the Media Company had entered into the Investment Agreement to subscribe for a 30% equity interest in JiCheng for a total consideration of RMB30 million. The Company has been informed by the Vendor that Beijing Bei Guang Media Mobile Phone Television Co., Ltd and Beijing RuiTe Audio Vision Trading Company (being the other parties to the Investment Agreement) served a notice to the Media Company on 17 March 2005 to terminate the Investment Agreement for the reasons that the parties were unable to reach a consensus on the future operational structure of JiCheng. The Media Company has agreed to such termination. As the Investment Agreement has been terminated, no accountants' report on JiCheng will be included in the Circular as originally set out in the Announcement. The terms of the acquisition of Orient Ventures under the UHL SP Agreement are not affected by the termination of the Investment Agreement.

The reporting accountants of the Company are still awaiting certain documents or information to be provided by the management of the Anglo Alliance Group in order to carry out their necessary audit work for the preparation of the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, and the Media Company which will include financial statements made up to 31 December 2004. In addition, the Vendor, the Company and the consultant accountants of the Company are now finalizing the financial projections of the Anglo Alliance Group in connection with the Target Profit. Additional time is required by the consultant accountants and the financial adviser of the Company to review such information and report on the Target Profit. Accordingly, the Company will not be able to despatch the Circular by 31 March 2005.

In view of the additional time required to prepare the necessary financial information, the Company has applied to the Stock Exchange and the Securities and Futures Commission for a further extension of the deadline for the despatch of the Circular to 22 April 2005. It is expected that the Circular will be despatched on or before 22 April 2005.

As at the date of this announcement, the board of Directors comprises Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (executive Director), Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 31 March 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

Investor
Investment Service Centre
Listed Companies Information

(11)

UNIVERSAL HOLD<00419> - Unusual volume movement

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Shen Ka Yip, Timothy as executive director, Mr. Tsoi Tong Hoo and Mr. Cheong Chow Yin as non-executive director, Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

14 April 2005"

(jj)

UNIVERSAL HOLD<00419> - Results Announcement

Universal Holdings Limited announced on 15/04/2005:
(stock code: 00419)
Year end date: 31/12/2004
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2004 to 31/12/2004 ('000)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('000)
Turnover	:	38,630	30,011
Profit/(Loss) from Operations	:	8,593	(27,706)
Finance cost	:	(2,563)	(4,634)
Share of Profit/(Loss) of Associates	:	(14,869)	(37,511)
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	(9,931)	(70,046)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.003)	(0.024)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(9,931)	(70,046)
Final Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

(1) Basis of preparation

These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (" HKICPA"). They have been prepared under the historical cost convention, except for short-term investments, as further explained below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has

already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(2) Continuing operation/Discontinued operation

All the turnover and loss of the Group are derived from Continuing Operation. The Group did not discontinue any of its operation in year 2004 and 2003.

(3) Dividends

The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2004 (2003: HK$NIL).

(4) Operating profit/(loss)

Operating profit/(loss) is stated after crediting and charging the following:

	Group	
	2004	2003
	HK$'000	HK$'000
Crediting		
Net other operating expenses including:		
Net gain on dilution of interests in an associated company	14,289	11,503
Net gain on disposal of fixed assets	47	26
Write-back of provision for inventory	116	-
Write-back of provision for bad and doubtful debts	-	21,036
PRC VAT tax refund	323	-
Gain on redemption of preferred shares	-	5,793
Charging		
Cost of inventories sold	18,049	17,013
Cost of services provided	2,407	3,966
Depreciation	425	3,457
Auditors' remuneration	495	450
Loss on disposal of subsidiaries	836	-
Staff costs (excluding directors' remuneration, note 10(a)):		
Wages and salaries	2,099	1,502
Unutilised annual leave	19	-
Termination benefits	58	-
Contributions to defined contribution Mandatory Provident Fund:		
Current year	73	71
Underprovided in prior year	57	-
	2,306	1,573
Operating lease rentals:		
Land and buildings	703	1,324
Equipment	-	416
	703	1,740
Net other operating expenses including:		
Amortisation of intangibles:		
Goodwill	52	104
Development costs	-	368
Write-off of development costs	-	92
Write-off of inventories	112	-
Net other operating expenses including:		
Provision for bad and doubtful debts	-	298
Write-off of bad and doubtful debts	1,589	870

Net unrealised loss of short-term investments	-	3,946
Provision for settlement of legal dispute	-	13,852
Exchange losses, net	124	-

(5) Loss per share

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$9,931,000 (2003: HK$70,046,000) and on the weighted average number of 3,274,293,157 (2003: 2,897,580,828) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31st December 2004 and 2003 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

(6) Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year presentation.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNUAL RESULTS ANNOUNCEMENT

The directors present the audited consolidated annual results of the Group for the year ended 31st December 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2004

	Notes	**2004** *HK$'000*	2003 *HK$'000*
Turnover — continuing operation		**38,630**	30,011
Cost of sales		**(31,091)**	(24,567)
Gross profit		**7,539**	5,444
Other revenues		**6,280**	7,837
Marketing, selling and distribution costs		**(1,007)**	(1,233)
Administration expenses		**(16,564)**	(15,246)
Impairment loss on investment securities		**—**	(44,508)
Net gain on dilution of interest in an associated company		**14,289**	11,503
Net other operating (expenses)/income		**(1,944)**	8,497
Operating profit/(loss)	*4*	**8,593**	(27,706)
Finance costs		**(2,563)**	(4,634)
Share of losses of associated companies		**(14,869)**	(37,511)
Loss before taxation		**(8,839)**	(69,851)
Taxation	*5*	**(1,092)**	(195)
Loss after taxation		**(9,931)**	(70,046)
Minority interests		**—**	—
Loss attributable to shareholders		**(9,931)**	(70,046)
		HK cents	HK cents
Loss per share — basic	*6*	**(0.30)**	(2.41)

Notes to the accounts:

(1) **Basis of preparation**

These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, except for short-term investments.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(2) **Results and dividends**

The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2004 (2003: Nil).

(3) **Segment information**

Primary reporting format — business segments

The Group is organised into three main business segments:

(i) Home Audio — trading of home audio and video equipment and components;

(ii) Telecommunications — provision of computer telephony integration engineering and IP related services; and

(iii) Share Trading — securities trading.

There are no sales between the business segments.

	2004			
	Home Audio	Tele-communications	Share Trading	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	18,180	3,889	16,561	38,630
Segment results	(3,092)	(354)	1,249	(2,197)
Write back unrealised loss of short-term investments				3,946
Write off of bad debts				(1,589)
Net gain on dilution of interests in an associated company				14,289
Loss on sale of subsidiaries				(836)
Impairment of investment in joint venture				(2,468)
Unallocated costs				(2,552)
Operating profit				8,593

	2003			
	Home Audio	Tele-communications	Share Trading	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	16,362	6,005	7,644	30,011
Segment results	(790)	(2,864)	4,056	402
Net unrealised loss of short-term investments				(3,946)
Write back of provision of bad and doubtful debt				21,036
Impairment loss on investment securities				(44,508)
Net gain on dilution of interests in an associated company				11,503
Provision for bad debts				(298)
Unallocated costs				(11,895)
Operating loss				(27,706)

Secondary reporting format — geographical segments

The Group operates in two geographical areas:

(i) Hong Kong — Trading of home audio and video equipment and components and securities trading; and

(ii) Mainland China — Provision of computer telephone integration engineering and IP related services.

There are no sales between the geographical segments.

Secondary reporting format — geographical segments

	2004	
	Turnover	**Segment results**
	HK$'000	***HK$'000***
Hong Kong	**34,741**	**8,947**
Mainland China	**3,889**	**(354)**
	38,630	
Operating profit		**8,593**

	2003	
	Turnover	Segment results
	HK$'000	*HK$'000*
Hong Kong	24,006	19,666
Mainland China	6,005	(2,864)
	30,011	16,802
Impairment loss on investment securities		(44,508)
Operating loss		(27,706)

(4) Operating profit/(loss)

Operating profit/(loss) is stated after crediting and charging the following:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Crediting		
Net other operating expenses including:		
Net gain on dilution of interests in an associated company	**14,289**	11,503
Net gain on disposal of fixed assets	**47**	26
Write-back of provision for inventory	**116**	—
Write-back of provision for bad and doubtful debts	**—**	21,036
PRC VAT tax refund	**323**	—
Gain on redemption of preferred shares	**—**	5,793
Charging		
Cost of inventories sold	**18,049**	17,013
Cost of services provided	**2,407**	3,966
Depreciation	**425**	3,457
Auditors' remuneration	**495**	450
Loss on disposed of subsidiaries	**836**	—
Staff costs (excluding directors' remuneration):		
Wages and salaries	**2,099**	1,502
Unutilised annual leave	**19**	—
Termination benefits	**58**	—
Contributions to defined contribution Mandatory Provident Fund:		
Current year	**73**	71
Underprovided in prior year	**57**	—
	2,306	1,573
Operating lease rentals:		
Land and buildings	**703**	1,324
Equipment	**—**	416
	703	1,740
Net other operating expenses including:		
Amortisation of intangibles:		
Goodwill	**52**	104
Development costs	**—**	368
Write-off of development costs	**—**	92
Write-off of inventories	**112**	—
Net other operating expenses including:		
Provision for bad and doubtful debts	**—**	298
Write-off of bad and doubtful debts	**1,589**	870
Net unrealised loss of short-term investments	**—**	3,946
Provision for settlement of legal dispute	**—**	13,852
Exchange losses, net	**124**	—

(5) Taxation

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit of the year (2003: Nil). No overseas profits tax provision has been made in the accounts as the Group did not have any assessable profit for the year (2003: Nil).

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the company as follows:

	2004	2003
	HK$'000	*HK$'000*
Loss before taxation	**(9,931)**	(69,851)
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**(1,738)**	(12,224)
Effect of different rates in other countries	**1,342**	568
Income not subject to taxation	**(3,550)**	(53,053)
Expenses not deductible for taxation purposes	**4,490**	59,570
Unrecognised tax losses	**548**	5,139
Under-provision of taxation in prior year	**—**	195
Taxation charge	**1,092**	195

No provision for deferred tax has been made in the accounts as the crystallisation of the net deferred tax asset in the foreseeable future is uncertain.

Deferred income tax assets are not recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is not probable. As at 31st December 2004, the Group had unrecognised tax losses of approximately HK$274,321,000 (2003: HK$294,276,000) to carry forward against future taxable income, of which HK$16,452,000 of these tax losses will expire in 2009.

(6) Loss per share

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$9,931,000 (2003: HK$70,046,000) and on the weighted average number of 3,274,293,157 (2003: 2,897,580,828) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31st December 2004 and 2003 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

(7) Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year presentation.

BUSINESS REVIEW

The Group's results for the year was encouraging as there have been a number of positive changes in terms of establishing the platform for a return to profitability in 2005. As continued from the prior year, the Group significantly reduced its operating costs as a part of its business strategy and costs savings initiatives to return the Group to operating profit position in 2004. However, this operating profit was not sufficient to offset our portion of loss incurred by our associated company DVN (Holdings) Limited ("DVN"), a listed company in Hong Kong. In February 2005, the Board refocused the Group's strategy to enter the high growth media business in China through the proposed acquisition of the Anglo Alliance Group. This acquisition provides the Group the platform to expand its media business in China. While the Board and management of UHL is not satisfied with the overall results in 2004, significant benefits from the Company's efforts have been generated which will lead to a positive results in 2005.

For 2004, there has been a substantial reduction in the losses as reported by the Group. The Group's turnover for the year was HK$38,630,000 as compared to HK$30,011,000 in the prior year. Net loss attributable to shareholders amounted to HK$9,931,000 as compared against a net loss of HK$70,046,000 in 2003.

Below is the operational review of each division.

OUR BUSINESS

Digital Broadcasting Investment

One of the Group's significant investments includes DVN which is now working with Motorola to become China's leading supplier of digital equipment and services. To date, Motorola has invested US$15 million for an approximately 20% equity stake in DVN. With this investment, DVN gained a strategic partner who is the world's leading provider of digital cable technology; and ensures that DVN remains a technology market leader in China. Motorola is involved in all aspects of digital broadband technology, from headend system solutions to consumer terminal products, and is the market leader for set-top terminals in the United States. With Motorola, DVN will now have a strategic partner with the requisite experience and expertise to help ensure that its digital cable deployments are successful.

According to the State Administration of Radio, Film and Television ("SARFT") of China, switching to digital has become the paramount opportunity for the radio and television industry. Many cable operators compete with telecom operators which offer interactivity through their fibre telecom network and could someday launch internet protocol (IP) TV services. Therefore, SARFT realizes that it must make the transition to digital as quickly as possible, and has set 2015 as the date when the analog service is to be completely cut off. More urgently, SARFT would like to have a significant portion of the population receive digital signals in time for the Beijing Olympics in 2008. Given these urgencies, DVN expects cable operators to become increasingly more aggressive in promoting digital cable.

Despite the potential competition from IPTV, DVN believes that digital cable will remain the most cost effective means to reach most viewers for the near future. However, DVN is prepared to also provide hardware and services for the IPTV industry should growth in this market segment also begin to grow rapidly. Already, DVN has prepared a dual mode set top box that can work on both cable and IPTV. Overall, DVN has taken positive steps in preparing itself to reap the rewards of China's push towards digitalization.

Communication Division

The Group's communication division suffered a set back in 2004 due to the intense competitive environment. Management is reviewing the business operation to determine the long term strategy, and refocusing this business to be aligned with our new core media business.

Audio and Video Trading Division

There was a marginal increase in the trading in the audio and video division. However due to competition in the market place, the profit margin was further squeezed. The Group will continue to seek new business products with higher profit margins.

Settlement of Legal Dispute

In January 2004, the Group entered into an agreement with a customer to settle all existing and potential claims arising between certain subsidiaries of the Group and the customer in consideration of a total payment of the Group of US$2.1 million over 18 months. The last installment will be in August of 2005.

Proposed Acquisition of Anglo Alliance Co., Limited

In February 2005, the Group entered into an agreement to acquire the entire issued share capital of Anglo Alliance Co., Limited for HK$550 million. Details of the transaction are disclosed in the Company's announcement dated 2nd February 2005. Anglo Alliance is in the media business providing content and advertising services. Anglo Alliance also involves in operating a "Travel" TV channel in China.

Future Prospects

The Group will seek to refocus the Company in the high growth media business. It will seek to build on the acquisition of Anglo Alliance and to enter and grow advertising revenue. The Group will also explore other opportunities in the media industry, to expand its core media business, and to develop a total value chain platform.

The Group's other significant investment in DVN is engaged in the digital broadcasting industry in China will enjoy with significant potential in revenue and profits. The Group looks forward to the push for with the digitalization of broadcasting in China and DVN's leading position in delivering digital solutions to the market place.

Lastly, the Group will seek to diversify its businesses and implement strategies that strengthen its revenue and asset base. The Group will continue to explore business opportunities in strategic acquisition in Hong Kong or abroad. In addition, the Group will look for opportunities to expand its capital base in the equity and capital markets.

FINANCIAL REVIEW

Liquidity and financial resources

As at 31st December 2004, the Group held cash deposits totalling HK$14.1 million, an decrease of HK$2.2 million compared with that of 31st December 2003. A current ratio of 1.085 and a gearing ratio, representing long term liabilities to net worth, of 0.093 as at 31st December 2004 as compared to 1.222 and 0.156 as at 31st December 2003.

In addition to the internal generated cash flows and capital raising, the Group also made use of short-term borrowings to finance its operations during the year. All borrowings during the year were based on market interest rate. The short-term borrowings were secured against certain shares of an associated company which was fully repaid during the year. The Group had no long-term bank loan and no bank overdrafts outstanding as at year-end. There were no significant exposure to foreign currency exposure. The Group will continue to rely mainly on the internal generated cash flows and borrowings to fund its operation. The Group will also rely on the realization of its assets or capital raising.

Subsequent to the year end, the Group raised about HK$76.2 million by placing additional shares in the Company.

Significant investments held

There was no change in significant investments held during the year. The Group has not acquired or disposed any material assets during the year. Save for the aforesaid, the Group does not have any charges over the assets of the Group.

Number and remuneration of employees, remuneration policies, bonus and share option schemes and training schemes

As at 31st December 2004, the Group employed a total of 7 full-time employees in Hong Kong and a work force of about 21 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

Contingent liabilities

The Group and the Company had no material contingent liability as at 31st December 2004 (2003: Nil).

POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following transactions were entered into by the Group:

(i) On 2nd February 2005, Mr. Ko, the Chairman and the substantial shareholder of the Company, Orient Ventures Limited, a company wholly-owned by Mr. Ko, and the Company entered into a deed pursuant to which Orient Ventures Limited has conditionally agreed to acquire the entire issued share capital of Anglo Alliance Co., Ltd. for a maximum consideration of HK$550 million (subject to adjustment). On the same date, the Company entered into the Sales and Purchase Agreement with Mr. Ko pursuant to which the Company has conditionally agreed to acquire from Mr. Ko the entire issued share capital of Orient Ventures Limited for a maximum consideration of HK$550 million (subject to adjustment). Details of the transactions are disclosed in the Company's announcement dated 2nd February 2005.

(ii) On 22nd February 2005, the Placing and Subscription Agreement ("Agreement") was entered into between the Company, Kwan Wing Holdings Limited ("Kwan Wing"), a company wholly owned by Mr. Ko, Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing which Mr. Ko has an approximately 96% beneficial interest in Techral (Kwan Wing and Techral together referred as "Vendors"), and Goldbond Securities Limited ("Placing Agent"). Pursuant to the Agreement, the Placing Agent placed 654,850,000 existing shares held by the Vendors at the placing price of HK$0.12 per share, and the Vendors has also subscribed for such number of new shares equal to the number of shares sold by them respectively under the Placing at the subscription price of HK$0.12 per share, raising a net proceeds of HK$76.2 million. Details of the transaction are disclosed in the Company's announcement dated 23rd February 2005.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

DIRECTORS

As at the date of this announcement, the Board comprises of are Mr. Ko Chun Shun, Johnson (Chairman), Mr. Shen Ka Yip, Timothy (executive director), Mr. Tsoi Tong Hoo, Tony, Mr. Cheong Chow Yin (non-executive directors), Mr. Wilton Timothy Carr Ingram, Dr. Wong Yau Kar, David, and Mr. Yuen Kin (independent non-executive directors).

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Company will submit a CD ROM to the Stock Exchange of Hong Kong Limited ("Stock Exchange") before 29th April 2005 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of securities for publication on the Stock Exchange's website.

By order of the Board
UNIVERSAL HOLDINGS LIMITED
Ko Chun Shun, Johnson
Chairman

15th April 2005

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

FURTHER POSTPONEMENT OF DESPATCH OF THE CIRCULAR REGARDING THE VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTE AND APPLICATION FOR THE WHITEWASH WAIVER

The despatch of the circular to the Shareholders regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves the issue of new Shares and Convertible Note and application for Whitewash Waiver will be further postponed. It is currently expected that the Circular will be despatched on or before 30 April 2005.

The board of Directors refers to the announcements dated 2 February 2005 and 31 March 2005 (together, the "Announcements") regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves the issue of new Shares and Convertible Note and application for the Whitewash Waiver (the "Transaction"). Capitalised terms used in this announcement have the same meanings as defined in the Announcements.

As set out in the Announcements, the Circular regarding the Transaction will set out, among other things, a letter of advice from the independent financial adviser, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, and the Media Company (together, the "Accountants' Reports") and the reports on the Target Profit, would be despatched on or before 22 April 2005.

As additional time is required to finalise the Accountants' Reports, the reports on the Target Profit from the consultant accountants and financial adviser of the Company and the letter of advice from the independent financial adviser, the Company has applied to the Stock Exchange and the Securities and Futures Commission for a further extension of the deadline for the despatch of the Circular from 22 April 2005 to 30 April 2005. It is expected that the Circular will be despatched on or before 30 April 2005.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan kam Kwan, Jason
Company Secretary

Hong Kong, 22 April 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

(hn)

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

FURTHER POSTPONEMENT OF DESPATCH OF THE CIRCULAR REGARDING THE VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTE AND APPLICATION FOR THE WHITEWASH WAIVER

The despatch of the circular to the Shareholders regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves the issue of new Shares and Convertible Note and application for Whitewash Waiver will be further postponed. It is currently expected that the Circular will be despatched on or before 9 May 2005.

The long-stop date of the Deed and the UHL SP Agreement has been extended to 31 May 2005.

The board of Directors refers to the announcements dated 2 February 2005, 31 March 2005 and 22 April 2005 (together, the "Announcements") regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves the issue of new Shares and Convertible Note and application for the Whitewash Waiver (the "Transaction"). Capitalised terms used in this announcement have the same meanings as defined in the Announcements.

As set out in the Announcements, the Circular regarding the Transaction will set out, among other things, a letter of advice from the independent financial adviser, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, and the Media Company (together, the "Accountants' Reports") and the reports on the Target Profit, would be despatched on or before 30 April 2005.

As additional time is required to finalise the Accountants' Reports, the reports on the Target Profit from the consultant accountants and financial adviser of the Company and the letter of advice from the independent financial adviser, the Company has applied to the Stock Exchange and the Securities and Futures Commission for a further extension of the deadline for the despatch of the Circular from 30 April 2005 to 9 May 2005. It is expected that the Circular will be despatched on or before 9 May 2005.

In view of the further delay in the despatch of the Circular, the long-stop date of the Deed and the UHL SP Agreement has been extended from 30 April 2005 to 31 May 2005.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 30 April 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

FURTHER POSTPONEMENT OF DESPATCH OF THE CIRCULAR REGARDING THE VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTE AND APPLICATION FOR THE WHITEWASH WAIVER

The despatch of the circular to the Shareholders regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves the issue of new Shares and Convertible Note and application for Whitewash Waiver will be further postponed. It is currently expected that the Circular will be despatched on or before 23 May 2005.

The board of Directors refers to the announcements dated 2 February 2005, 31 March 2005, 22 April 2005 and 30 April 2005 (together, the "Announcements") regarding the very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance which involves the issue of new Shares and Convertible Note and application for the Whitewash Waiver (the "Transaction"). Capitalised terms used in this announcement have the same meanings as defined in the Announcements.

As set out in the Announcements, the Circular regarding the Transaction will set out, among other things, a letter of advice from the independent financial adviser, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge, and the Media Company and the reports on the Target Profit, would be despatched on or before 9 May 2005.

As additional time is required to finalise the report on the Target Profit from the consultant accountants of the Company and the letter of advice from the independent financial adviser, the Company will apply to the Stock Exchange and the Securities and Futures Commission for a further extension of the deadline for the despatch of the Circular from 9 May 2005 to 23 May 2005. It is expected that the Circular will be despatched on or before 23 May 2005.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
Universal Holdings Limited
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 9 May 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

AMENDMENTS TO THE TERMS OF THE VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTES AND APPLICATION FOR THE WHITEWASH WAIVER AND DESPATCH OF CIRCULAR

On 11 May 2005, the Company entered into a supplemental agreement with Mr. Ko in relation to the UHL SP Agreement pursuant to which the initial consideration payable by the Company for the acquisition of the entire issued share capital of Orient Ventures upon completion of the UHL SP Agreement is reduced from HK$550 million to approximately HK$366.7 million. Instead of issuing the Convertible Note of HK$287.3 million, the Company will only issue to Mr. Ko the First Tranche Convertible Note of approximately HK$104.0 million upon completion of the UHL SP Agreement (the number of Consideration Shares to be issued to Mr. Ko and the Vendor remains unchanged). Further consideration of an amount of up to approximately HK$183.3 million in the form of the Second Tranche Convertible Note may be issued by the Company to Mr. Ko depending on the Audited Profit of the Anglo Alliance Group for the twelve months following the completion of the Deed. The maximum consideration payable by the Company would be still HK$550 million. Other terms of the UHL SP Agreement remain unchanged. The terms of the First Tranche Convertible Note and the Second Tranche Convertible Note are substantially the same as those of the Convertible Note.

On 11 May 2005, the Vendor, Mr. Ko, Orient Ventures and the Company also entered into a supplemental deed in connection with the Deed pursuant to which, among other things, any cash compensation payable by the Vendor pursuant to the price adjustment mechanism under the Deed as disclosed in the announcement of the Company dated 2 February 2005 will be assigned by Orient Ventures to Mr. Ko at completion of the Deed. Such amount may be offset against the same amount payable by Mr. Ko to the Vendor under the promissory note to be issued by Mr. Ko to the Vendor upon completion of the Deed. Further, no charge will be created on the promissory note of HK$183 million in favour of Orient Ventures.

The Board announces that the circular containing, among other things, detailed information regarding the very substantial acquisition and connected transactions relating to the proposed acquisition under the UHL SP Agreement which involve application for the Whitewash Waiver, together with the notice of the EGM to be held on 30 May 2005 will be despatched to the Shareholders on 13 May 2005.

The unaudited pro forma financial information of the Enlarged Group set out in the circular is reproduced below in the main text of this announcement.

Shareholders should note that the Deed (as amended by the Supplemental Deed) and the UHL SP Agreement (as amended by the Supplemental Agreement), each of which is subject to a number of conditions precedent, may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

The board of Directors refers to the Company's announcement dated 2 February 2005 (the "First Announcement"), and the announcements dated 31 March 2005, 22 April 2005, 30 April 2005 and 9 May 2005 (together with the First Announcement, the "Announcements") regarding, among other things, the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as defined in the Announcements.

AMENDMENTS TO THE UHL SP AGREEMENT

On 11 May 2005, the Company entered into a supplemental agreement with Mr. Ko (the "Supplemental Agreement") in relation to the UHL SP Agreement, pursuant to which the consideration payable by the Company upon completion of the UHL SP Agreement is reduced from HK$550 million to approximately HK$366.7 million (the "Basic Consideration"). Further consideration of an amount of up to approximately HK$183.3 million may be payable by the Company to Mr. Ko depending on the audited profit (the "Audited Profit") of the Anglo Alliance Group for the twelve months following the completion of the Deed. The maximum consideration payable by the Company would be still HK$550 million.

Upon completion of the UHL SP Agreement (as amended by the Supplemental Agreement), the Company will satisfy the Basic Consideration as to (i) HK$149,281,973 by way of issuing 3,046,570,871 Consideration Shares (at an issue price HK$0.049 per Share) to Mr. Ko (or his nominee); (ii) HK$103,984,694 by way of the issue to Mr. Ko of the first tranche convertible note (the "First Tranche Convertible Note") (convertible into 2,122,136,612 new Shares based on the initial conversion price of HK$0.049 per Share); and (iii) the balance of the consideration payable under the Deed of HK$113,400,000 by issuing 2,700,000,000 Consideration Shares to the Vendor (at an issue price of HK$0.042 per Share).

If the Audited Profit multiplied by 9.167 (which is the price-to-earnings ratio adopted under the price adjustment mechanism under the Deed) exceeds the Basic Consideration, the Company will pay the difference, subject to a cap of approximately HK$183.3 million, to Mr. Ko as additional consideration for the acquisition of the entire issued share capital of Orient Ventures (the "Further Consideration"). The Further Consideration will be satisfied by the issuance of a second tranche convertible note by the Company with an equivalent principal amount (the "Second Tranche Convertible Note"). If the maximum amount of the Second Tranche Convertible Note is issued, it will carry rights to convert into 3,741,496,591 new Shares based on the initial conversion price of HK$0.049 per Share.

AMENDMENTS TO THE DEED

On 11 May 2005, the Vendor, Mr. Ko, Orient Ventures and the Company entered into a supplemental deed in connection with the Deed (the "Supplemental Deed") pursuant to which any cash compensation payable by the Vendor pursuant to the price adjustment mechanism under the Deed as disclosed in the First

Announcement will be assigned by Orient Ventures to Mr. Ko. Such amount may be offset against the same amount payable by Mr. Ko to the Vendor under the promissory note to be issued by Mr. Ko to the Vendor upon completion of the Deed. Further, no charge will be created on the promissory note of HK$183 million in favour of Orient Ventures.

As mentioned in the announcement of the Company dated 31 March 2005, the Investment Agreement has been terminated. Orient Ventures has, pursuant to the Supplemental Deed, agreed to waive the relevant conditions precedent of the Deed in connection with the Investment Agreement.

As part of the Reorganisation, a 98% interest in Hao Ge has been transferred to Anglo Alliance. It was originally anticipated that the remaining 2% would be held by Beijing Hua Yi Union upon completion of the Reorganisation. The 2% interest in Hao Ge is presently held by the spouse of the Vendor, who is not a concert party of Mr. Ko, instead of Beijing Hua Yi Union. Pursuant to the supplemental deed, references to Beijing Hua Yi Union in the Deed have been amended to reflect the fact that the above 2% interest in Hao Ge is held by the spouse of the Vendor and not by Beijing Hua Yi Union.

TERMS OF THE FIRST TRANCHE CONVERTIBLE NOTE AND THE SECOND TRANCHE CONVERTIBLE NOTE

The terms of the First Tranche Convertible Note and the Second Tranche Convertible Note remain materially the same as those of the Convertible Note as summarized in the First Announcement save that:

1. the First Tranche Convertible Note and the Second Tranche Convertible Note will mature on the same date, being the fifth anniversary of the date of completion of the UHL SP Agreement provided that the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the date of completion of the UHL SP Agreement up to the fifth anniversary of the date of completion of the UHL SP Agreement shall not be less than the actual consideration paid by the Company under the UHL SP Agreement (being the aggregate of the Basic Consideration and the Further Consideration); in the event that the above proviso is not fulfilled, the maturity date shall be the date falling on the fifth business day after the issue of the financial statements for a financial year in which the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the date of completion of the UHL SP Agreement up to that financial year shall be more than or equal to aggregate amount of the Basic Consideration and the Further Consideration; and

2. the First Tranche Convertible Note and the Second Tranche Convertible Note shall be interest free up to the fifth anniversary of the date of completion of the UHL SP Agreement.

SHAREHOLDING STRUCTURE OF THE COMPANY

The table below sets out for illustrative purposes the shareholding structure of the Company (a) as at the date of the First Announcement, (b) as at the date of this announcement, (c) immediately after completion of the UHL SP Agreement but before conversion of the First Tranche Convertible Note and Second Tranche Convertible Note, (d) immediately after completion of the UHL SP Agreement and assuming immediate conversion of the First Tranche Convertible Note in full but before conversion of the Second Tranche Convertible Note, and (e) after completion of the UHL SP Agreement and immediately after

conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount of the Second Tranche Convertible Note is issued).

	As at the date of the First Announcement		As at the date of this announcement		Immediately after completion of the UHL SP Agreement but before conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note		Immediately after completion of the UHL SP Agreement and assuming immediate conversion of the First Tranche Convertible Note in full but before conversion of the Second Tranche Convertible Note *(Note)*		After completion of the UHL SP Agreement and immediately after conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount of the Second Tranche Convertible Note is issued) *(Note)*	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Mr. Ko and his concert parties	1,019,077,150	31.1%	1,019,077,150	25.9%	4,065,648,021	42.0%	6,187,784,633	52.4%	9,929,281,224	63.9%
The Vendor	—	—	—	—	2,700,000,000	27.9%	2,700,000,000	22.9%	2,700,000,000	17.4%
Placees under the Placing and Top-up Subscription (who are public Shareholders)	—	—	654,850,000	16.7%	654,850,000	6.8%	654,850,000	5.6%	654,850,000	4.2%
Other public Shareholders	2,255,216,007	68.9%	2,255,216,007	57.4%	2,255,216,007	23.3%	2,255,216,007	19.1%	2,255,216,007	14.5%
Total	3,274,293,157	100%	3,929,143,157	100.0%	9,675,714,028	100.0%	11,797,850,640	100.0%	15,539,347,231	100.0%

Note: Based on the initial conversion price of HK$0.049 per Share.

Mr. Ko has undertaken to the Company and the Stock exchange that he will not exercise any of the First Tranche Convertible Note and/or the Second Tranche Convertible Note so as to cause the public float of the Company to fall below the required minimum level under the Listing Rules at any time.

The Stock Exchange has indicated that should the UHL SP Agreement be completed, it will closely monitor trading in the Shares if less than 25% of the issued Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the Shares; or there are too few Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

REASONS FOR THE AMENDMENTS

The Company, Mr. Ko and the Vendor originally proposed a consideration adjustment mechanism under the Deed in order to protect the interests of the Company whereby the consideration would be based, to an extent, upon the Audited Profit to be achieved by the Anglo Alliance Group. The Supplemental Agreement has been entered into in order further to reduce the transaction risk to the Company by virtue of the fact that only the minimum Basic Consideration is payable by the Company upon completion of the UHL SP Agreement, with the Further Consideration only being payable subject to the Audited Profit multiplied by 9.167 exceeding the Basic Consideration, instead of paying the maximum consideration of HK$550 million upon completion with a clawback mechanism. The ultimate consideration payable by Mr. Ko to the Vendor under the Deed and the ultimate consideration payable by the Company to Mr. Ko will be the same.

The Directors are of the view that the terms of the Supplemental Agreement are in the interests of the Company and its shareholders as a whole.

DESPATCH OF CIRCULAR

The Board announces that the circular (the "Circular") containing, among other things, detailed information regarding the UHL SP Agreement, accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge and the Media Company, bases and assumptions of the financial projections prepared in connection with the Target Profit (which is deemed to be a profit forecast for the purposes of the Listing Rules and the Takeovers Code), reports from the consultant accountants and the financial adviser to the Company on the Target Profit, the letter of advice from the independent financial adviser to the independent board committee and independent shareholders of the Company in respect of the transactions contemplated under the UHL SP Agreement, the Whitewash Waiver application and the proposed renewal of general mandate to issue new Shares, together with the notice of the EGM to be held on 30 May 2005 will be despatched to the Shareholders on 13 May 2005.

A further announcement will be made by the Company after the EGM about the results of the voting at the EGM.

As mentioned in the Announcement, the Target Profit is regarded as a profit forecast for the purposes of the Listing Rules and the Takeovers Code. Financial projections of the Anglo Alliance Group (the "Financial Projections") have subsequently been prepared in connection with the Target Profit. The Financial Projections support the Target Profit. In accordance with the Listing Rules and the Takeovers Code, the financial adviser and consultant accountants engaged by the Company have reported on the Target Profit.

The financial adviser has reviewed the bases and assumptions underlying the Financial Projections and has expressed reservations with regard to whether a number of fundamental bases and assumptions are realistic and/or reasonable. The financial adviser pointed out that as the formulation of the Target Profit was not based upon any financial projections of the Anglo Alliance Group, to this extent, the profit forecast as embodied in the Target Profit was not compiled with due care and consideration and/or after due and careful enquiry. In addition, given its reservations and qualifications in respect of a number of principal bases and assumptions underlying the Financial Projections, the financial adviser is not in a position to opine that the bases and assumptions underlying the Target Profit are realistic and/or reasonable and the Financial Projections have been compiled with due care and consideration and/or after due and careful

enquiry. The financial adviser advises that the Shareholders and investors should not rely upon the Target Profit as a profit forecast.

The consultant accountants have also reviewed the accounting policies adopted and calculations made in preparing the Financial Projections. The consultant accountants are of the opinion that the Financial Projections are presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group, Anglo Alliance, Hao Ge and the Media Company and its subsidiaries as set out in the Circular. However, the consultant accountants are unable to form a view that the bases and assumptions underlying the Financial Projections are reasonable or realistic and save as far as the accounting policies and calculations are concerned, they are unable to form a view that the Financial Projections have been properly compiled.

Shareholders should refer to the letters from the financial adviser and the consultant accountants set out in the Circular and should not rely on the Target Profit as a profit forecast.

UNAUDITED PRO FORMA FINANCIAL INFORMATION INCLUDED IN THE CIRCULAR

The following are the unaudited pro forma consolidated profit and loss account and cash flow statement of the Enlarged Group (being the Company and its subsidiaries after completion of the UHL SP Agreement) prepared based on the audited consolidated profit and loss account and cash flow statement of the Company for the year ended 31 December 2004 (being the most recently published consolidated profit and loss account and cash flow statement of the Company for a completed financial year) and the audited profit and loss account and cash flow statement of each of Orient Ventures, Anglo Alliance and Hao Ge for the year ended 31 December 2004, assuming that the transactions contemplated under the UHL SP Agreement had been completed on 1 January 2004.

An unaudited pro forma consolidated balance sheet of the Enlarged Group is also set out below which was prepared based on the audited consolidated balance sheet of the Company as at 31 December 2004 (being the latest published consolidated balance sheet of the Company) and the audited balance sheets of Orient Ventures, Anglo Alliance and Hao Ge as at 31 December 2004 assuming that the transactions contemplated under the UHL SP Agreement had been completed on 31 December 2004.

The unaudited pro forma consolidated balance sheet of the Enlarged Group and the unaudited pro forma statement of adjusted consolidated deficiency in net tangible assets and adjusted consolidated net assets of the Enlarged Group do not take into account any events or transactions which have occurred or taken place after 31 December 2004 including the placing and top-up subscription of 654,850,000 Shares in February 2005 and any changes in the Company's shareholding interest in DVN Holdings Limited (an associated company of the Company).

The unaudited pro forma financial information of the Enlarged Group was prepared in accordance with the requirements under Rule 4.29 of the Listing Rules and are for illustrative purposes only and because of its nature, it may not give a true picture of the financial performance and financial position of the Company or the Enlarged Group.

The information set out below does not form part of the historical consolidated financial information and is included in the Circular for reference purposes only. PricewaterhouseCoopers express no opinion or any other form of assurance on the following information.

Unaudited pro forma consolidated profit and loss account of the Enlarged Group

	Year ended 31 December 2004							Pro forma
	The Group	Orient Ventures	Anglo Alliance	Hao Ge	Sub-total	Pro forma adjustments		Enlarged Group
	HK$'000	*HK$'000*	*HK$'000* *(Note 1)*	*HK$'000* *(Note 1)*	*HK$'000*	*HK$'000*	*Note*	*HK$'000*
Turnover	38,630	–	–	–	38,630	–		38,630
Cost of sales	(31,091)	–	–	–	(31,091)	–		(31,091)
Gross profit	7,539	–	–	–	7,539	–		7,539
Other revenues	6,280	–	–	2	6,282	–		6,282
Marketing, selling and distribution costs	(1,007)	–	–	–	(1,007)	–		(1,007)
Administration expenses	(16,564)	–	–	(57)	(16,621)	–		(16,621)
Net gain on dilution of interest in an associated company	14,289	–	–	–	14,289	–		14,289
Net other operating expenses	(1,944)	–	–	–	(1,944)	(22,772)	2	(24,716)
Operating profit/(loss)	8,593	–	–	(55)	8,538	(22,772)		(14,234)
Finance costs	(2,563)	–	–	–	(2,563)	–		(2,563)
Share of results of associated companies	(14,869)	–	–	–	(14,869)	4,830	3	(10,039)
Loss before taxation	(8,839)	–	–	(55)	(8,894)	(17,942)		(26,836)
Taxation	(1,092)	–	–	–	(1,092)	(2,953)	3	(4,045)
Loss after taxation	(9,931)	–	–	(55)	(9,986)	(20,895)		(30,881)
Minority interests	–	–	–	–	–	–		–
Loss attributable to shareholders	(9,931)	–	–	(55)	(9,986)	(20,895)		(30,881)

Notes to unaudited pro forma consolidated profit and loss account:

1. For the purposes of the unaudited pro forma consolidated profit and loss account, the audited profit and loss accounts of Anglo Alliance and Hao Ge which are denominated in RMB have been translated into Hong Kong dollars at an exchange rate of RMB1.07 = HK$1.

2. Adjustment is made for the amortisation of estimated goodwill arising from the acquisition of the Anglo Alliance Group in accordance with Hong Kong Statement of Standard Accounting Practice No. 30 "Business Combinations" ("HK SSAP 30") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). For illustrative purposes, the estimated goodwill is amortised over 20 years on a straight-line basis.

For the purposes of the unaudited pro forma financial information of the Enlarged Group, the accounting treatment in respect of goodwill is in accordance with HK SSAP 30. Hong Kong Financial Reporting Standard No. 3 "Business Combinations" ("HKFRS 3"), which is issued by the HKICPA, will become effective for accounting period commencing on or after 1 January 2005 and will supersede HK SSAP 30. The acquisition of the Anglo Alliance Group will be accounted for by the Group using HKFRS 3, instead of HK SSAP 30, for the year ending 31 December 2005. Under HKFRS 3, amortisation of goodwill is prohibited, instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. In addition, under HKFRS 3, certain new intangible assets in addition to the ones which are recognised under HK SSAP 30 will be identified and recognised.

3. Adjustment is made to include the share of results of the Media Company and its subsidiaries (together the "Media Group") since 1 January 2004, but excluding an investment in Beijing Forbidden City San Luen Film & Television Company Limited ("San Luen") held by the Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation, arising from the acquisition in accordance with HK SSAP No. 10 "Accounting for Investments in Associates" ("HK SSAP 10") issued by the HKICPA.

Unaudited pro forma consolidated balance sheet of the Enlarged Group

	As at 31 December 2004							Pro forma
	The Group	Orient Ventures	Anglo Alliance	Hao Ge	Sub-total	Pro forma adjustments		Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*Note*	*HK$'000*
			(Note 1)	*(Note 1)*				
Non-current assets								
Fixed assets	2,520	–	–	–	2,520	–		2,520
Intangible assets	–	–	–	–	–	424,297	2	424,297
Interests in associated companies	15,348	–	–	115,502	130,850	15,474	3	146,324
Investment securities	36,000	–	–	–	36,000	–		36,000
Other assets	2,065	–	–	–	2,065	–		2,065
	55,933	–	–	115,502	171,435	439,771		611,206
Current assets								
Inventories	105	–	–	–	105	–		105
Trade receivables	1,687	–	–	–	1,687	–		1,687
Preference dividend receivables	21,797	–	–	–	21,797	–		21,797
Prepayments, deposits and other receivables	305	–	–	–	305	–		305
Cash and bank balances	14,152	–	–	227	14,379	100,000	4	114,379
	38,046	–	–	227	38,273	100,000		138,273

Current liabilities								
Trade payables	(338)	—	—	—	(338)	—		(338)
Other payables and accrued liabilities	(33,640)	—	—	—	(33,640)	(5,500)	5	(39,140)
Taxation payable	(1,092)	—	—	—	(1,092)	—		(1,092)
Amount due to a shareholder	—	(4)	—	—	(4)	—		(4)
	(35,070)	(4)	—	—	(35,074)	(5,500)		(40,574)
Net current assets/(liabilities)	2,976	(4)	—	227	3,199	94,500		97,699
Total assets less current liabilities	58,909	(4)	—	115,729	174,634	534,271		708,905
Financed by:								
Share capital	(35,151)	—	—	(28,037)	(63,188)	(29,429)	6	(92,617)
Reserves	(18,758)	4	—	423	(18,331)	(305,639)	4, 7	(323,970)
Shareholders' funds	(53,909)	4	—	(27,614)	(81,519)	(335,068)		(416,587)
Minority interest	—	—	—	—	—	—		—
Non-current liabilities								
Note payable	—	—	—	—	—	(287,318)	8	(287,318)
Amounts due to shareholders	—	—	—	(88,115)	(88,115)	88,115	9	—
Amount due to a fellow subsidiary	(5,000)	—	—	—	(5,000)	—		(5,000)
	(58,909)	4	—	(115,729)	(174,634)	(534,271)		(708,905)

Notes to unaudited pro forma consolidated balance sheet:

1. For the purposes of the unaudited pro forma consolidated balance sheet, the audited balance sheets of Anglo Alliance and Hao Ge which are denominated in RMB have been translated into Hong Kong dollars at an exchange rate of RMB1.07 = HK$1.

2. In accordance with HK SSAP 30 issued by the HKICPA, the Company will apply the purchase method to account for the acquisition of the Anglo Alliance Group in the consolidated accounts of the Enlarged Group. In applying the purchase method, the identifiable assets and liabilities of the Anglo Alliance Group will be recorded in the balance sheet of the Enlarged Group at their fair values at the date of acquisition, and the original shareholder's interests in the Anglo Alliance Group upon the acquisition will be eliminated as the pre-acquisition reserves of the Enlarged Group. Any goodwill arising on the acquisition will be determined as the excess of the purchase consideration deemed to be incurred by the Company over the Company's interests in the net fair value of the identifiable assets and liabilities of the Anglo Alliance Group at the date of acquisition.

   For the purposes of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group, the net fair value of the identifiable assets and liabilities of the Anglo Alliance Group as at 31 December 2004 and the maximum consideration of HK$550 million are applied in the calculation of the estimated goodwill arising

from the acquisition (out of the maximum consideration of HK$550 million, the Second Tranche Convertible Note of HK$183.3 million is conditional upon the profits of the Anglo Alliance Group for the twelve months following the completion of Deed). Since the acquisition consideration may be substantially different from the fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the acquisition of the Anglo Alliance Group may be different from the estimated goodwill shown here.

3. Adjustment is made to include the share of net assets and results of the Media Group since the date of acquisition, but excluding an investment in San Luen held by Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation, arising from the acquisition in accordance with HK SSAP 10 issued by the HKICPA.

4. Adjustment is made to include HK$100 million advanced or to be advanced by the Vendor to Anglo Alliance on or prior to completion of the Deed and such amount will be assigned to Orient Ventures by the Vendor upon completion of the Deed. It is the intention of Orient Ventures to waive the HK$100 million loan due from Anglo Alliance after the assignment.

5. Adjustment is made to reflect the accrued estimated direct costs incurred relating to the acquisition of the Anglo Alliance Group.

6. Adjustments are made to reflect the following:

   (i) issuance of 5,746,570,871 Consideration Shares by the Company as part of the acquisition consideration; and

   (ii) the elimination of the share capital of Hao Ge for the purpose of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group.

7. Adjustments are made to reflect the following:

   (i) share premium recognised as a result of the issuance of 5,746,570,871 Consideration Shares by the Company as part of the acquisition consideration;

   (ii) elimination of the former shareholder's interests in the Anglo Alliance Group at the date of acquisition on consolidation;

   (iii) amortisation of goodwill arising from the acquisition of the Anglo Alliance Group; and

   (iv) share of results of the Media Group from the acquisition of the Anglo Alliance Group.

8. Adjustment is made to reflect the issuance of the First Tranche Convertible Note of HK$104.0 million and the Second Tranche Convertible Note of HK$183.3 million (assuming the maxmium consideration is paid), which will mature at the date falling on the fifth anniversary of the issuance of the First Tranche Convertible Note and the Second Tranche Convertible Note provided that the conditions set forth in the UHL SP Agreement are met, by the Company as part of the acquisition consideration. The First Tranche Convertible Note and the Second Tranche Convertible Note are interest-free up to the fifth anniversary of the issuance of the notes and thereafter bear interest at a rate equal to the prime rate quoted by the Hongkong and Shanghai Banking Corporation. For the purposes of the unaudited pro forma financial information, interest expense has not been reflected as a pro forma adjustment.

9. Adjustment is made to reflect the waiver on the amount due from Hao Ge to its shareholders upon completion of the Deed.

Unaudited pro forma consolidated cash flow statement of the Enlarged Group

	The Group	Orient Ventures	Anglo Alliance	Hao Ge	Sub-total	Pro forma adjustments	Note	Pro forma Enlarged Group
	Year ended 31 December 2004							
	HK$'000	HK$'000	HK$'000 (Note 1)	HK$'000 (Note 1)	HK$'000	HK$'000		HK$'000
Operating activities								
Operating profit/(loss)	8,593	—	—	(55)	8,538	(22,772)	2, 3	(14,234)
Adjustment for:								
Interest income	(36)	—	—	(2)	(38)	—		(38)
Depreciation	425	—	—	—	425	—		425
Amortisation of intangible assets	52	—	—	—	52	22,772	2	22,824
Provision for the deposit for investment in joint venture	2,468	—	—	—	2,468	—		2,468
Loss on disposal of fixed assets	47	—	—	—	47	—		47
Loss on disposal of subsidiaries	836	—	—	—	836	—		836
Net gain on dilution of interest in an associated company	(14,289)	—	—	—	(14,289)	—		(14,289)
Operating loss before working capital changes	(1,904)	—	—	(57)	(1,961)	—		(1,961)
Decrease in amounts due to associated companies	(91)	—	—	—	(91)	—		(91)
Decrease in short-term investments	4,605	—	—	—	4,605	—		4,605
Decrease in inventories	796	—	—	—	796	—		796
Decrease in trade receivables, preference dividend receivables, prepayments, deposits and other receivables	26,772	—	—	—	26,772	—		26,772
Decrease in trade payables, other payables and accrued liabilities	(12,605)	—	—	—	(12,605)	—		(12,605)

Net cash from/(used in) operations	17,573	—	—	(57)	17,516	—		17,516
Interest paid	(2,563)	—	—	—	(2,563)	—		(2,563)
Net cash from/(used in) operating activities	15,010	—	—	(57)	14,953	—		14,953
Investing activities								
Investment in an associated company	—	—	—	(49,346)	(49,346)	—		(49,346)
Increase in amount due from an associated company	—	—	—	(21,652)	(21,652)	—		(21,652)
Interest received	36	—	—	2	38	—		38
Purchase of fixed assets	(517)	—	—	—	(517)	—		(517)
Net cash outflow from sale of subsidiaries	(19)	—	—	—	(19)	—		(19)
Net cash used in investing activities	(500)	—	—	(70,996)	(71,496)	—		(71,496)
Net cash inflow/(outflow) before financial activities	14,510	—	—	(71,053)	(56,543)	—		(56,543)
Financing activities								
Increase in paid-up capital	—	—	—	26,168	26,168	—		26,168
Increase in capital contribution	—	—	—	—	—	100,000	4	100,000
Increase in amount due to fellow subsidiary	3,217	—	—	—	3,217	—		3,217
Increase in amounts due to related parties	—	—	—	45,031	45,031	—		45,031
Repayment of short-term loans	(20,000)	—	—	—	(20,000)	—		(20,000)
Net cash (used in)/from financial activities	(16,783)	—	—	71,199	54,416	100,000		154,416
(Decrease)/increase								

Cash and cash equivalents at 31 December	14,152	—	—	227	14,379	100,000		114,379
Analysis of balances of cash and cash equivalents								
Cash and bank balances	14,152	—	—	227	14,379	100,000	4	114,379

Notes to unaudited pro forma consolidated cash flow statement:

1. For the purposes of the unaudited pro forma consolidated cash flow statement, the audited cash flow statements of Anglo Alliance and Hao Ge which are denominated in RMB have been translated into Hong Kong dollars at an exchange rate of RMB1.07 = HK$1.

2. Adjustment is made for the amortisation of estimated goodwill arising from the acquisition of the Anglo Alliance Group in accordance with HK SSAP 30 issued by the HKICPA. For illustrative purposes, the estimated goodwill is amortised over 20 years on a straight-line basis.

3. Adjustment is made to include the share of results of the Media Group but excluding an investment in San Luen held by the Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation, arising from the acquisition in accordance with HK SSAP 10 issued by the HKICPA.

4. Adjustment is made to include HK$100 million advanced or to be advanced by Vendor to Anglo Alliance on or prior to completion of the Deed and such amount will be assigned to Orient Ventures by the Vendor upon completion of the Deed. It is the intention of Orient Ventures to waive the HK$100 million loan due from Anglo Alliance after the assignment.

Unaudited pro forma statement of (a) adjusted consolidated deficiency in net tangible assets and (b) adjusted consolidated net assets of the Enlarged Group

The following is the unaudited pro forma statement of adjusted consolidated deficiency in net tangible assets and adjusted consolidated net assets of the Enlarged Group which is prepared based on the audited consolidated net tangible assets of the Group as at 31 December 2004, adjusted to reflect the effect of the transactions contemplated under the UHL SP Agreement assuming that the UHL SP Agreement had been completed on 31 December 2004.

Audited consolidated net tangible assets of the Group as at 31 December 2004	Add: Unaudited adjusted aggregate net tangible assets of Orient Ventures and the Anglo Alliance Group as at 31 December 2004 but after deduction of expenses payable by the Enlarged Group in relation to the UHL SP Agreement	Less: The issue of the convertible notes as part of the consideration payment for the acquisition under the UHL SP Agreement	Unaudited pro forma adjusted consolidated deficiency in net tangible assets of the Enlarged Group	Unaudited pro forma adjusted consolidated deficiency in net tangible assets of the Enlarged Group attributable to each Share
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK cents*
(Note 1)	*(Note 2)*			*(Note 3)*
45,886	225,699	(287,318)	(15,733)	(0.17)

Unaudited pro forma adjusted consolidated deficiency in net tangible assets of the Enlarged Group	Add: Intangible assets of the Group as at 31 December 2004	Add: Intangible assets arising as a result of the acquisition under the UHL SP Agreement	Unaudited pro forma adjusted consolidated net assets of the Enlarged Group	Unaudited pro forma adjusted consolidated net assets of the Enlarged Group attributable to each Share
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK cents*
	(Note 1)			*(Note 3)*
(15,733)	8,023	424,297	416,587	4.62

Notes to the unaudited pro forma statement of adjusted consolidated deficiency in net tangible assets and adjusted consolidated net assets of the Enlarged Group:

1. The Group had intangible assets of approximately HK$8.0 million included in interests in associated companies as at 31 December 2004.

2. Being the aggregate of the audited deficiency in net tangible assets of Orient Ventures of approximately HK$4,000 as at 31 December 2004 and the audited net tangible assets of Hao Ge of approximately HK$27.6 million as at 31 December 2004 and adjusted for the following items:

   a. the share of net assets and results of the Media Group since the date Hao Ge acquired an interest in the Media Group but excluding an investment in San Luen held by the Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation amounting to approximately HK$15.5 million;

   b. the advance of HK$100 million which has been or has to be made by the Vendor to Anglo Alliance on or prior to completion of the Deed where the rights of the Vendor as lender of such advance has to be assigned to Orient Ventures upon completion of the Deed; and

   c. the waiver of loans due from Hao Ge to the Vendor and his spouse amounting to approximately HK$88.1 million as at 31 December 2004.

3. The number of Shares used for the calculation amounted to 9,020,864,028 Shares, which comprises the existing 3,274,293,157 Shares in issue as at 31 December 2004 and the 5,746,570,871 Shares to be issued by the Company as part of the consideration of the acquisition under the UHL SP Agreement.

GENERAL

Shareholders should note that the Deed (as amended by the Supplemental Deed) and the UHL SP Agreement (as amended by the Supplemental Agreement), each of which is subject to a number of conditions precedent, may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 11 May 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION (99)

The circular is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Universal Holdings Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTES AND APPLICATION FOR WHITEWASH WAIVER

REFRESHMENT OF GENERAL MANDATE TO ISSUE NEW SHARES

Financial adviser to the Company

ERNST & YOUNG

Ernst & Young Corporate Finance Limited

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY LIMITED

A letter from the board of directors of Universal Holdings Limited is set out on pages 8 to 38 of this circular. A letter from the independent board committee of Universal Holdings Limited containing its advice to the independent shareholders in connection with the transactions under the UHL SP Agreement, the Whitewash Waiver and the proposed grant of the New General Mandate is set out on pages 39 to 40 of this circular. A letter from Somerley Limited, the independent financial adviser to the independent board committee and the independent shareholders of Universal Holdings Limited, containing its advice to the independent board committee and the independent shareholders of Universal Holdings Limited in connection with the transactions under the UHL SP Agreement, the Whitewash Waiver and the proposed grant of the New General Mandate is set out on pages 41 to 84 of this circular.

A notice convening an extraordinary general meeting of Universal Holdings Limited to be held at 9:00 a.m. on Monday, 30 May 2005 at Unit 3203, Admiralty Centre I, 18 Harcourt Road, Admiralty, Hong Kong is set out on pages 257 to 261 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you intend to attend and vote at the extraordinary general meeting or any adjourned meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Hong Kong branch share registrar and transfer office of the Company, Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding such meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting should you so wish.

13 May 2005

CONTENTS

In this circular, unless the context requires otherwise, the following terms have the meanings as set out below:

"Anglo Alliance"	Anglo Alliance Co., Ltd., a company incorporated in the British Virgin Islands with limited liability
"Anglo Alliance Group"	the group of companies comprising Anglo Alliance and its subsidiary and associated companies upon completion of the Deed
"Announcement"	the announcement dated 2 February 2005 made by the Company regarding, among other things, the Deed, the UHL SP Agreement and the Whitewash Waiver
"associates"	has the meaning ascribed thereto under the Listing Rules
"Audited Profit"	the audited net profit of the Anglo Alliance Group for the 12-month period commencing from the date of completion of the Deed in accordance with accounting principles generally accepted in Hong Kong
"Basic Consideration"	approximately HK$366.7 million payable by the Company upon completion of the UHL SP Agreement
"Beijing Hua Yi Union"	北京華億聯盟文化傳媒投資有限公司 (Beijing Hua Yi Union Cultural Media Investment Company Limited*), being an entity owned as to 50% by the Vendor and 50% by an independent third party who is not a connected person of the Company and is not a concert party of Mr. Ko
"Board"	the board of Directors
"Companies Law"	the Companies Law, Chapter 22 (Laws of 1961, as consolidated and revised) of the Cayman Islands
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules

"Consideration Shares"	new Shares to be issued by the Company in settlement of part of the consideration payable under the UHL SP Agreement
"Consultant Accountants"	Eddie K. K. Lau CPA Limited, Certified Public Accountants
"Deed"	the deed dated 2 February 2005 in respect of the conditional sale and purchase of the entire issued share capital of Anglo Alliance and assignment of shareholder's loan entered into between the Vendor, Orient Ventures, Mr. Ko and the Company (as amended by the Supplemental Deed)
"Directors"	the directors of the Company
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"DVN Group"	DVN and its subsidiaries
"EGM"	the extraordinary general meeting to be convened and held by the Company for seeking approvals from the Shareholders and the Independent Shareholders (as the case may be) for the various transactions contemplated under the UHL SP Agreement, the Whitewash Waiver, the grant of the New General Mandate and the proposed increase in the authorised share capital of the Company
"Enlarged Group"	the Company and its subsidiaries after completion of the UHL SP Agreement, including Orient Ventures and the relevant members of the Anglo Alliance Group
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Existing General Mandate"	the general mandate granted to the Directors at the annual general meeting of the Company held on 30 June 2004 to allot, issue and deal with not more than 654,858,631 new Shares being 20% of the number of issued Shares as at the date of such annual general meeting

"EYCFL"	Ernst & Young Corporate Finance Limited, a licensed corporation to carry out types 1 (dealing in securities) and 6 (advising on corporate finance) regulated activity for the purposes of the SFO and the financial adviser to the Company
"First Tranche Convertible Note"	the convertible note of a principal amount of approximately HK$104.0 million to be issued by the Company to Mr. Ko upon completion of the UHL SP Agreement, the terms of which are summarised in the paragraph headed "The convertible notes" in the Letter from the Board set out in this circular
"Further Consideration"	further consideration of up to approximately HK$183.3 million which may be payable by the Company under the UHL SP Agreement depending on the Audited Profit
"Group"	the Company and its subsidiaries
"Hainan TV"	海南海視旅遊衛視傳媒有限責任公司 (Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.*)
"Hao Ge"	北京華億浩歌傳媒文化有限公司 (Beijing Hua Yi Hao Ge Media Culture Co, Ltd.*), a sino-foreign joint venture established in the PRC (which was reorganised from a PRC incorporated company, namely 北京浩歌盛世影視文化有限公司(Beijing Hao Ge Sheng Shi Film & TV Culture Co. Ltd.*))
"Hao Ge Remaining Shareholder"	趙越 (Zhou Yue), the spouse of the Vendor who owns a 2% equity interest in Hao Ge
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee formed by the independent non-executive Directors, namely Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David, who have no interest or involvement in the transactions under the UHL SP Agreement, to advise the Independent Shareholders on the transactions under the UHL SP Agreement, the Whitewash Waiver and the grant of the New General Mandate

"Independent Shareholders"	(i) in respect of the transactions under the UHL SP Agreement and the Whitewash Waiver, Shareholders, other than Mr. Ko and his associates and concert parties, who are not involved or interested in the transactions contemplated under the Deed and the UHL SP Agreement; and (ii) in respect of the proposed grant of the New General Mandate, Shareholders other than the Directors, chief executive of the Company and their respective associates
"Investment Agreement"	the agreement entered into on 16 December 2004 by the Media Company with third parties, who are independent of the Company and any of its connected persons, and the Vendor and his associates and are not concert parties of Mr. Ko, in respect of the proposed investment in JiCheng (as amended by a supplemental agreement entered into on 1 February 2005) which agreement was terminated on 17 March 2005
"JiCheng"	北京北廣傳媒集成電視有限公司 (Beijing BeiGuang Media JiCheng Television Co., Ltd.*), a company incorporated in the PRC
"Latest Practicable Date"	10 May 2005 being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Media Company"	北京保利華億傳媒文化有限公司 (Asian Union Film and Media*), a company incorporated in the PRC
"Media Group"	Media Company and its subsidiaries
"Mobile Phone TV JV"	a joint venture proposed to be established in the PRC to engage in mobile phone television business
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, being the Chairman of the Board and a substantial Shareholder, who together with his concert parties, holds a total of approximately 25.9% direct and indirect interests in the Company

"New General Mandate"	the general mandate proposed to be granted to the Directors at the EGM to allot, issue and deal with additional new Shares not exceeding 20% of the nominal value of issued Shares as at the date of the EGM or in the event that completion of the UHL SP Agreement takes place not exceeding 20% of the nominal value of issued Shares as at the date of completion of the UHL SP Agreement
"Option"	an option to be granted by Hao Ge Remaining Shareholder to Anglo Alliance to acquire the remaining 2% interest in Hao Ge
"Orient Ventures"	Orient Ventures Limited, a company wholly-owned by Mr. Ko
"Placing and Top-up Subscription"	the placing of 654,850,000 existing Shares by Kwan Wing Holdings Limited, Techral Holdings Limited, companies controlled by Mr. Ko, at a price of HK$0.12 per Share and the subscription for 654,850,000 new Shares by Kwan Wing Holdings Limited and Techral Holdings Limited at an issue price of HK$0.12 per Share pursuant to a placing and subscription agreement dated 22 February 2005, details of which are set out in the announcement of the Company dated 23 February 2005
"PRC"	The People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"Reorganisation"	the proposed reorganisation of the Anglo Alliance Group pursuant to the Deed as summarised in the section headed "Information on the Anglo Alliance Group" in the Letter from the Board set out in this circular
"San Luen"	北京紫禁城三聯影視發行有限公司(Beijing Forbidden City San Luen Film & Television Company Limited*), a company incorporated in the PRC
"SARFT"	the State Administration of Radio, Film and Television of the PRC

"Second Tranche Convertible Note"	the convertible note of a principal amount of up to approximately HK$183.3 million which may be issued by the Company to Mr. Ko depending on the Audited Profit, the terms of which are summarised in the paragraph headed "The convertible notes" in the Letter from the Board set out in this circular
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Share Option(s)"	option(s) granted, or which may be granted, pursuant to the terms of the share option scheme of the Company, to subscribe for new Shares
"Shareholders"	holders of Shares
"Somerley"	Somerley Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement to the UHL SP Agreement entered into on 11 May 2005 by all the parties to the UHL SP Agreement to amend certain terms of the UHL SP Agreement
"Supplemental Deed"	the supplemental deed to the Deed entered into on 11 May 2005 by all the parties to the Deed to amend certain terms and conditions of the Deed
"Takeovers Code"	the Code on Takeovers and Mergers

"Target Profit"	HK$60 million net profit of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed in accordance with the accounting policies of the Company and accounting principles generally accepted in Hong Kong
"Travel Channel"	Hainan Satellite Television Travel Channel
"UHL SP Agreement"	the conditional sale and purchase agreement dated 2 February 2005 entered into between the Company and Mr. Ko, in relation to the acquisition of the entire issued share capital of Orient Ventures and assignment of shareholder's loan (as amended by the Supplemental Agreement)
"Vendor"	Mr. Dong Ping
"Whitewash Waiver"	the waiver from the Executive pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code in respect of any obligation of Mr. Ko and any parties acting in concert with him to make a general offer for all the issued shares in the capital of the Company not already owned by Mr. Ko and parties acting in concert with him which might otherwise arise as a result of Mr. Ko subscribing for the new Shares and/or exercising his conversion rights under the First Tranche Convertible Note and the Second Tranche Convertible Note under the terms of the UHL SP Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC (for the purpose of this circular, unless otherwise stated, HK$1.0 = RMB1.06)
"US$"	United States dollars, the lawful currency of the United States of America

* *For identification purposes only*

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

Executive Directors:
Mr. Ko Chun Shun, Johnson *(Chairman)*
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

13 May 2005

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTES AND APPLICATION FOR WHITEWASH WAIVER

REFRESHMENT OF GENERAL MANDATE TO ISSUE NEW SHARES

INTRODUCTION

On 2 February 2005, Mr. Ko, the Chairman and a substantial Shareholder, Orient Ventures, a company wholly-owned by Mr. Ko, and the Company entered into the Deed with the Vendor pursuant to which Orient Ventures has conditionally agreed to acquire from the Vendor the entire issued share capital of Anglo Alliance for a maximum consideration of HK$550 million

(subject to adjustment). On the same date, the Company entered into the UHL SP Agreement with Mr. Ko pursuant to which the Company has conditionally agreed to acquire from Mr. Ko the entire issued share capital of Orient Ventures for a maximum consideration of HK$550 million (subject to adjustment).

On 11 May 2005, the Supplemental Agreement was entered into to amend the payment terms under the UHL SP Agreement. Pursuant to the Supplemental Agreement, the basic consideration payable by the Company for the acquisition of the entire issued share capital of Orient Ventures upon completion of the UHL SP Agreement is reduced from HK$550 million to approximately HK$366.7 million. Instead of issuing a convertible note of approximately HK$287.3 million as set out in the Announcement, the Company will issue the First Tranche Convertible Note of approximately HK$104.0 million to Mr. Ko (the number of Consideration Shares to be issued to Mr. Ko and the Vendor remains unchanged) upon completion of the Deed. Further Consideration of an amount of up to approximately HK$183.3 million in the form of the Second Tranche Convertible Note may be issued by the Company to Mr. Ko depending on the Audited Profit. As a result of the change in the payment terms, the terms of the First Tranche Convertible Note and the Second Tranche Convertible Note to be issued by the Company under the UHL SP Agreement have also been amended. Please refer to the section headed "UHL SP Agreement" below in this letter for details of the revised payment terms and the terms of the First Tranche Convertible Note and the Second Tranche Convertible Note.

On 11 May 2005, the Supplemental Deed was entered into for the purposes of, among other things, (i) replacing Beijing Hua Yi Union by Hao Ge Remaining Shareholder as the holder of the 2% interest in Hao Ge and as the grantor of the Option; and (ii) amending certain terms of the price adjustment mechanism under the Deed to the effect that (1) the right to any cash compensation payable by the Vendor pursuant to such price adjustment mechanism will be assigned by Orient Ventures to Mr. Ko, so that Mr. Ko may offset the cash compensation against the same amount payable by Mr. Ko to the Vendor under the promissory note to be issued by Mr. Ko to the Vendor upon completion of the Deed; and (2) the agreement to charge the promissory note of HK$183 million as security for the payment of compensation under the price adjustment mechanism has been cancelled.

The Directors propose to renew the Existing General Mandate granted to them to issue new Shares. Pursuant to Rule 13.36(4) of the Listing Rules, the proposed grant of the New General Mandate is subject to approval by Shareholders where the Directors, chief executive of the Company and their respective associates have to abstain from voting.

Mr. Ko is a party to the Deed and the UHL SP Agreement. Mr. Cheong Chow Yin is a salaried Director. Mr. Tsoi Tong Hoo, Tony was involved in the negotiations of the terms of the UHL SP Agreement and is a salaried Director. Mr. Cheong Chow Yin is a non-executive Director who has no interest or involvement in the transactions under the UHL SP Agreement. Under

Rule 13.39 (6)(a) of the Listing Rules, the independent board committee established in connection with connected transactions as required under the Listing Rules shall consist only of independent non-executive Directors. As Mr. Cheong Chow Yin is not an independent non-executive Director, he was not invited to be a member of the Independent Board Committee. The Independent Board Committee, comprising Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David, who are the independent non-executive Directors, has been formed to advise the Independent Shareholders with respect to the transactions under the UHL SP Agreement, the Whitewash Waiver and the proposed grant of the New General Mandate. Somerley has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the UHL SP Agreement, the Whitewash Waiver and the proposed grant of the New General Mandate.

The purpose of this circular is to give you further information regarding the Deed, the UHL SP Agreement, the Whitewash Waiver, the proposed increase in the authorised share capital of the Company and the proposed grant of the New General Mandate, the recommendation from the Independent Board Committee to the Independent Shareholders and the recommendation from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the transactions under the UHL SP Agreement, the Whitewash Waiver, the proposed grant of the New General Mandate and information on the Group, the Anglo Alliance Group and the Enlarged Group as required under the Listing Rules and the Takeovers Code. Notice of the EGM is set out on pages 257 to 261 of this circular.

THE DEED

Date

2 February 2005

Parties

Vendor	:	Mr. Dong Ping, an individual who is independent of the Company and its connected persons (as defined under the Listing Rules) and is not a concert party of Mr. Ko for the purposes of the Takeovers Code.
Purchaser	:	Orient Ventures, a company wholly-owned by Mr. Ko.
Guarantor	:	Mr. Ko, the Chairman of the Board and a substantial Shareholder holding approximately 25.9% of the total issued share capital of the Company as at the Latest Practicable Date, who has agreed to guarantee the performance by Orient Ventures of its obligations under the Deed.

The Company is a party to the Deed in order that it may enjoy the benefit of certain provisions in the Deed including being afforded the right to gain access to the books and records of the Anglo Alliance Group in order that the Company may carry out due diligence on the Anglo Alliance Group and to satisfy itself as to the results of such due diligence.

Assets to be acquired by Orient Ventures

Orient Ventures has conditionally agreed to purchase from the Vendor and the Vendor has conditionally agreed to sell to Orient Ventures the entire issued share capital of Anglo Alliance held by the Vendor.

The loan due from Anglo Alliance to the Vendor outstanding as at the completion date of the Deed will also be assigned by the Vendor to Orient Ventures. Pursuant to the Deed, the Vendor has to make an advance of HK$100 million to Anglo Alliance as operational funding. Up to the Latest Practicable Date, an amount of approximately RMB99.2 million (equivalent to approximately HK$93.6 million) has been advanced by the Vendor to Anglo Alliance. The remaining HK$6.4 million will be advanced by the Vendor to Anglo Alliance on or before completion of the Deed. The Vendor has confirmed that currently save for the above advance and certain accrued administrative expenses, Anglo Alliance does not have other liabilities.

Anglo Alliance is an investment holding company. Anglo Alliance owns a 98% equity interest in Hao Ge. It was originally anticipated that the remaining 2% interest in Hao Ge was to be held by Beijing Hua Yi Union. The Company understands from the Vendor that he subsequently changed his plan and the remaining equity interest in Hao Ge is now held by the spouse of the Vendor, being Hao Ge Remaining Shareholder, as it is more convenient for Hao Ge Remaining Shareholder (being an individual), to execute the Option than Beijing Hua Yi Union (being a corporate entity). References to Beijing Hua Yi Union in the Deed have been replaced by Hao Ge Remaining Shareholder as the holder of the 2% interest in Hao Ge and the grantor of the Option pursuant to the Supplemental Deed. The Hao Ge Remaining Shareholder is not a concert party of Mr. Ko. The articles of association of Hao Ge state that certain rights and obligations (such as in respect of dividend, voting and upon winding up) of each of Anglo Alliance and Hao Ge Remaining Shareholder are proportional to their respective equity interests in Hao Ge.

It is the intention of the Company to acquire a 100% interest in Hao Ge. As advised by the PRC legal advisers to the Vendor, the Company, as a foreign investor, is restricted from holding a 100% interest in Hao Ge under the present PRC law. In view of the PRC law restriction as described above, the Vendor has agreed as one of the conditions precedent to the completion of the Deed, that Hao Ge Remaining Shareholder shall grant to Anglo Alliance the Option to acquire the remaining equity interest in Hao Ge at a nominal consideration of HK$1. The right to exercise the Option shall be subject to the applicable PRC law.

In addition, the Vendor has undertaken to Orient Ventures that he will use his best endeavours to enable Anglo Alliance to enjoy the economic benefits arising from the remaining equity interest in Hao Ge after completion of the Deed and before exercise of the Option. The Company, Mr. Ko and the Vendor are discussing about the mechanics of transferring the economic benefits from Hao Ge Remaining Shareholder in Hao Ge to Anglo Alliance, such as by way of assigning Hao Ge Remaining Shareholder's right to receive dividend declared by Hao Ge to Anglo Alliance. As at the Latest Practicable Date, such mechanics had not been determined. The Company will issue an announcement after such mechanics have been determined.

The Company understands from the Vendor that Hao Ge Remaining Shareholder has agreed to the above arrangements.

Upon completion of the Deed, the issued shares of Anglo Alliance (which will be transferred to Orient Ventures pursuant to the Deed), the entire equity capital of Hao Ge and Hao Ge's interest in the Media Company shall be free from any liens, encumbrances, security and charges. Please refer to the paragraph headed "Information on the Anglo Alliance Group" in this letter for further details of the Anglo Alliance Group's assets and business activities.

Consideration

The maximum consideration payable by Orient Ventures to the Vendor for the acquisition of the entire issued share capital of Anglo Alliance and the assignment of the shareholder's loan is HK$550 million, (subject to adjustment as described in the paragraph headed "Adjustment to the consideration" below) of which Orient Ventures has paid HK$110 million as deposit to the Vendor. The remaining consideration of HK$440 million will be satisfied as to HK$326.6 million upon completion of the Deed by the issue of a promissory note with a principal amount of HK$326.6 million by Mr. Ko to the Vendor, and with the balance of HK$113.4 million to be satisfied either (i) by Mr. Ko in cash on the long stop date of the UHL SP Agreement (being 31 May 2005 (as extended by the parties to the UHL SP Agreement from 30 April 2005) or such later date as Orient Ventures and the Vendor may agree), if the UHL SP Agreement does not proceed to completion; or (ii) by the issue of 2,700 million Consideration Shares at HK$0.042 each by the Company to the Vendor upon completion of the UHL SP Agreement (as described below).

The promissory note to be issued by Mr. Ko under the Deed will be unsecured, become due on the date falling on the end of 18 months immediately after the date of the issue of the promissory note and bear interest at a rate equal to the prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited.

Conditions precedent for completion of the Deed

Completion of the Deed is subject to the satisfaction of the following conditions precedent:

1. the warranties given by the Vendor remaining true and accurate and not misleading in any material respect;

2. the assignment of the Investment Agreement by the Media Company to Hao Ge and a PRC lawyer confirming that such assignment is valid and enforceable under PRC laws, rules and regulations (as the Investment Agreement has been terminated, Orient Ventures has waived this condition pursuant to the Supplemental Deed as further explained in the sub-paragraph headed "Termination of the Investment Agreement" in the paragraph headed "Information on the Anglo Alliance Group" below);

3. Hao Ge Remaining Shareholder and Anglo Alliance duly executing an agreement granting the Option to Anglo Alliance on terms and conditions to the satisfaction of Orient Ventures and a PRC lawyer confirming that such agreement is legally valid, binding and enforceable under PRC laws and regulations;

4. the delivery of a PRC legal opinion to the satisfaction of Orient Ventures and the Company confirming, among other things, (i) the legality and validity of (a) the establishment and continuation of all the members of the Anglo Alliance Group established in the PRC, (b) the conversion of Hao Ge into a sino-foreign joint venture and its increase in registered capital and (c) the ownership and shareholding structure of the Anglo Alliance Group upon completion of the Deed; (ii) Anglo Alliance's title in the equity interest in Hao Ge (being not less than 80% and not more than 98%); (iii) whether the PRC members of the Anglo Alliance Group have obtained all necessary approvals and licences for their existing operations and businesses; (iv) whether the relevant PRC members of the Anglo Alliance Group have valid and proper title to their owned and leased properties; (v) whether the PRC members of the Anglo Alliance Group have complied with all applicable laws, rules and regulations of the PRC; and (vi) the transactions contemplated under the Deed do not infringe any laws, rules and regulations of the PRC or result in any approvals or licences granted to any member of the Anglo Alliance Group becoming void or voidable;

5. Orient Ventures and the Company being satisfied with the results of the due diligence in respect of the Anglo Alliance Group which shall include, among other things, due diligence on the financial conditions of the Anglo Alliance Group and the ownership titles of each member of the Anglo Alliance Group;

6. the Vendor having complied with his obligations under the Deed;

7. all necessary consents being granted by third parties (including governmental or official authorities) and there being no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the entire issued share capital of Anglo Alliance and the assignment of the loan of approximately HK$100,000,000 being the entire sum due from Anglo Alliance to the Vendor on completion of the Deed;

8. completion of the Reorganisation to the reasonable satisfaction of Orient Ventures; and

9. the amount due from Hao Ge to the Vendor outstanding as at the date of the Deed of not less than RMB70 million being assigned by the Vendor to Anglo Alliance or being capitalised into equity of Hao Ge and a PRC lawyer confirming the legality and validity of such assignment or capitalisation (please refer to the paragraph headed "Information on the Anglo Alliance Group" for details of the amount due from Hao Ge to the Vendor).

Completion of the Deed shall take place on the second business day (or such later date as the Vendor and Orient Ventures may agree in writing) after all the conditions precedent to the Deed have been satisfied or waived (as the case may be). If any of the conditions precedent have not been satisfied or waived on or before 31 May 2005 (as extended from 30 April 2005 by the Vendor and Orient Ventures) or such later date as the Vendor and Orient Ventures may agree in writing, the Deed shall lapse and the deposit shall be repaid to Orient Ventures. The Investment Agreement was terminated on 17 March 2005. Orient Ventures has waived condition 2 above in its entirety and condition 8 above to the extent such is rendered impossible to fulfil as a result of the termination of the Investment Agreement (as the rights of the Media Company in the Investment Agreement will not be assigned to Hao Ge) pursuant to the Supplemental Deed.

Adjustment to the consideration

Under the Deed, the consideration in respect of the acquisition of the Anglo Alliance Group will be adjusted if the audited net profit of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed is less than HK$60 million (being the Target Profit). Orient Ventures, as the purchaser, has assigned the right to receive any compensation from the Vendor to Mr. Ko pursuant to the Supplemental Deed. After such assignment, any adjustment will be made by way of offsetting equivalent amount payable by Mr. Ko to the Vendor pursuant to the promissory note to be issued by Mr. Ko to the Vendor upon completion of the Deed. The consideration adjustment under the Deed is calculated as follows:

$$Y \times \frac{\text{Total consideration payable under Deed}}{\text{Target Profit}}$$

Y = the lesser of (i) the Target Profit minus the audited net profit of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed or (ii) HK$20,000,000 (all figures denominated in RMB shall for these purposes be converted into HK$ based on an exchange rate of RMB1.06 = HK$1).

The maximum adjustment to the consideration is approximately HK$183.3 million.

The consideration adjustment arrangement (including the amount of Target Profit) was determined after arm's length negotiations among the Company, Mr. Ko and the Vendor in order to protect the interests of Orient Ventures by adjusting to an extent whereby the consideration would be based upon the actual profits achieved by the Anglo Alliance Group.

The Target Profit is regarded as a profit forecast for the purposes of the Takeovers Code and the Listing Rules and therefore has to be reported on by the financial adviser and consultant accountants of the Company in accordance with Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules. As the Target Profit was not determined based on any financial projection, the Vendor has produced financial projections in respect of the Anglo Alliance

Group for the 12 months ending 31 May 2006 assuming that the Deed will be completed on 31 May 2005. The above financial projections support a profit forecast. The bases and assumptions used in the preparation of the financial projections together with the reports from EYCFL and the Consultant Accountants on the Target Profit are set out in Appendix VIII to this circular.

Shareholders and investors should note that the bases and assumptions used relate mostly to future events and may not be valid throughout the forecast period. The actual net profit of the Anglo Alliance Group for the 12 months following completion of the Deed may differ from the Target Profit and there is no assurance that the Target Profit will be met.

THE UHL SP AGREEMENT

Date

2 February 2005

Parties

Vendor : Mr. Ko

Purchaser : the Company

Assets to be acquired by the Company

The Company has conditionally agreed to purchase from Mr. Ko and Mr. Ko has conditionally agreed to sell to the Company the entire issued share capital of Orient Ventures.

Any amount due from Orient Ventures to Mr. Ko outstanding as at the completion date of the UHL SP Agreement will be assigned by Mr. Ko to the Company. As at the Latest Practicable Date, Orient Ventures was indebted to Mr. Ko of HK$110 million, being the deposit paid to the Vendor under the Deed. It is anticipated that Orient Ventures will be indebted to Mr. Ko in the total amount of approximately HK$436.6 million as at the completion date of the UHL SP Agreement in connection with the payment of part of the consideration under the Deed.

Consideration

Upon completion of the UHL SP Agreement, the Company will pay the Basic Consideration of approximately HK$366.7 million. Further Consideration of an amount up to approximately HK$183.3 million may be payable by the Company to Mr. Ko depending on the Audited Profit.

If the Audited Profit multiplied by 9.167 (which is the price-to-earnings ratio adopted under the price adjustment mechanism under the Deed) exceeds the Basic Consideration, the Company will pay the difference (subject to a cap of approximately HK$183.3 million) to Mr. Ko as the Further Consideration, which will be satisfied by the issuance of the Second Tranche Convertible Note by the Company. If the maximum amount of the Second Tranche Convertible Note is issued, it will carry rights to convert into approximately 3,741,496,591 new Shares based on the initial conversion price of HK$0.049 per Share. The Basic Consideration of HK$366,666,667 will be satisfied by the Company as to (i) HK$149,281,973 by way of issuing 3,046,570,871 Consideration Shares (at an issue price HK$0.049 per Share) to Mr. Ko (or his nominee); (ii) HK$103,984,694 by way of the issue of the First Tranche Convertible Note to Mr. Ko; and (iii) the balance of the consideration payable under the Deed of HK$113,400,000 by issuing 2,700,000,000 Consideration Shares (at an issue price of HK$0.042 per Share) to the Vendor.

The final total consideration payable by the Company to Mr. Ko under the UHL SP Agreement (after any consideration adjustment as described above) will be equal to the final total consideration payable by Mr. Ko to the Vendor under the Deed (after any clawback price adjustment) as described in the section headed "The Deed" above. The consideration (including the price adjustment mechanism) was based on a price-to-earnings ratio of approximately 9.167 times and was determined after arm's length negotiations amongst the Company, Mr. Ko and the Vendor with reference, in particular, to the established market position of the Anglo Alliance Group (including the existing coverage of the Travel Channel which is an associated company of the Media Company and has a 30-year operating right), the possible growth of the businesses carried out by the Anglo Alliance Group and the relevant industry, the development trend of the businesses and the quality of the management of the Anglo Alliance Group, the terms of the Deed (including the agreed assignment and/or capitalisation of loans due from the Anglo Alliance Group to the Vendor of not less than approximately HK$166 million), and the business potential of the integrated media businesses carried out by the Anglo Alliance Group in the PRC.

The 5,746,570,871 Consideration Shares in aggregate to be issued by the Company upon completion of the UHL SP Agreement represent approximately 146.3% of the issued share capital of the Company as at the Latest Practicable Date, approximately 59.4% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares but before conversion of any of the First Tranche Convertible Note and the Second Tranche Convertible Note and approximately 37.0% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares and the conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount of the Second Tranche Convertible Note is issued) in full at the initial conversion price.

Of the total Consideration Shares, the 2,700,000,000 Consideration Shares to be issued to the Vendor represent approximately 68.7% of the issued share capital of the Company as at the Latest Practicable Date, approximately 27.9% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares but before conversion of any of the First

Tranche Convertible Note and the Second Tranche Convertible Note and approximately 17.4% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares and the conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount of the Second Tranche Convertible Note is issued) in full at the initial conversion price.

Of the total Consideration Shares, the 3,046,570,871 Consideration Shares to be issued to Mr. Ko, together with the 5,863,633,203 new Shares which may fall to be issued upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming the maximum amount is issued) at the initial conversion price, represent approximately 226.8% of the issued share capital of the Company as at the Latest Practicable Date and approximately 57.3% of the issued share capital of the Company as enlarged by the issue of all the Consideration Shares and the conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming the maximum amount is issued) in full.

The existing shareholding structure of the Company and that upon completion of the UHL SP Agreement are set out below in the section headed "Shareholding structure of the Company".

The issue price of the Consideration Shares to the Vendor of HK$0.042 per Share was determined after arm's length negotiations between the Company and the Vendor with reference to the market prices of the Shares and represents a discount of approximately 10.6% to the closing price of the Shares of HK$0.047 each on 17 December 2004 (being the last trading day prior to the issue of the Announcement), a discount of approximately 14.3% to the average closing price of the Shares of HK$0.049 each for the five consecutive trading days on and prior to 17 December 2004, a discount of approximately 70.2% to the closing price of the Shares of HK$0.141 each as at the Latest Practicable Date, and a discount of approximately 68.4% to the average closing price of the Shares of HK$0.133 each for the five consecutive trading days on and prior to the Latest Practicable Date.

The issue price of the Consideration Shares to the Vendor represents a discount to the market price per Share prior to the issue of the Announcement and was determined following arm's length negotiations between the Vendor, the Company and Mr. Ko. In facilitating the acquisition of the Anglo Alliance Group, Mr. Ko has agreed to subscribe for new Shares at the average closing price of the Shares of HK$0.049 per Share for the five consecutive trading days on and prior to 17 December 2004, which is a higher price per Share than the issue price of the Consideration Shares to be issued to the Vendor. Mr. Ko felt that it would be more appropriate and fair for him, as a connected person, to subscribe for Shares at the market price rather than at a discount even though the issue of Shares to an independent third party had agreed to be made at a discount. The issue price of the Consideration Shares to Mr. Ko of HK$0.049 per Share and conversion price of the First Tranche Convertible Note and the Second Tranche Convertible Note of HK$0.049 per Share was determined after arm's length negotiations between the Company and Mr. Ko with reference to the market prices of the Shares during the days prior to the date of the UHL SP Agreement and represents a premium of approximately 4.3% over the closing price of the Shares of HK$0.047 each on 17 December 2004 (being the

last trading day prior to the issue of the Announcement), the average closing price of the Shares of HK$0.049 each for the five consecutive trading days on and prior to 17 December 2004, a discount of approximately 65.2% to the closing price of the Shares of HK$0.141 each as at the Latest Practicable Date, and a discount of approximately 63.2% to the average closing price of the Shares of HK$0.133 each for the five consecutive trading days on and prior to the Latest Practicable Date.

The Directors are of the view that the terms of the UHL SP Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole in particular after considering the factors set out above in respect of the determination of the consideration and the price adjustment mechanism and the reasons for the transaction set out below in the section headed "Reasons for and benefits of the transactions".

Conditions precedent for completion of the UHL SP Agreement

Completion of the UHL SP Agreement is subject to the satisfaction of the following conditions precedent:

1. the passing of a resolution by the Shareholders approving the increase in authorised share capital of the Company to an amount sufficient for the issue and allotment of the Consideration Shares and new Shares which may fall to be issued upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note;

2. the passing of a resolution by the Independent Shareholders pursuant to the requirements of the Listing Rules approving the transactions contemplated under the UHL SP Agreement in particular, the purchase of Orient Ventures, the issue of the Consideration Shares and the First Tranche Convertible Note and the Second Tranche Convertible Note and the exercise of the Option;

3. the Stock Exchange granting its approval for the listing of, and permission to deal in, the Consideration Shares and the new Shares which would fall to be issued upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note;

4. the warranties given by Mr. Ko remaining true and accurate and not misleading;

5. all other necessary consents from third parties (including governmental or official or regulatory authorities) and all other necessary consents and approvals required pursuant to any legal or regulatory requirement in respect of the sale and purchase of the entire issued share capital of Orient Ventures and the assignment from Mr. Ko to the Company of his rights in respect of any amount due from Orient Ventures to Mr. Ko as at the completion date of the UHL SP Agreement being obtained;

6. no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of Orient Ventures;

7. the completion of the Deed;

8. the passing of a resolution by the Independent Shareholders by poll approving the Whitewash Waiver pursuant to the requirements of the Takeovers Code; and

9. the Executive granting the Whitewash Waiver to Mr. Ko and the parties acting in consent with him.

Apart from conditions 1, 2, 3, 7, 8 and 9 which may not be waived, all the conditions precedent may be waived by the Company. Completion of the UHL SP Agreement shall take place on the second business day (or such later date as Mr. Ko and the Company may agree in writing) after all the conditions precedent to the UHL SP Agreement have been satisfied or waived. If any of the conditions precedent have not been satisfied or waived on or before 31 May 2005 (as extended by the parties to the UHL SP Agreement from 30 April 2005) (or such later date as Mr. Ko and the Company may agree in writing), the UHL SP Agreement shall lapse.

The Company will issue an announcement upon completion of the UHL SP Agreement or on the long-stop date of the UHL SP Agreement in respect of the status of the transaction if the UHL SP Agreement has not been completed by then.

STATUS OF THE SHARES TO BE ISSUED

The Consideration Shares to be issued upon completion of the UHL SP Agreement and any new Shares which may be issued upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note shall rank pari passu with all the Shares then in issue.

THE CONVERTIBLE NOTES

The principal terms of the First Tranche Convertible Note and the Second Tranche Convertible Note are summarised below:

Aggregate principal amount:	the First Tranche Convertible Note of HK$103,984,694; and the Second Tranche Convertible Note of up to HK$183,333,333
Maturity date:	The First Tranche Convertible Note and the Second Tranche Convertible Note will mature on the same date, being the fifth anniversary of the date of completion of the UHL SP Agreement provided that the accumulated net profit after tax and extraordinary

items of the Anglo Alliance Group from the date of completion of the UHL SP Agreement up to the fifth anniversary of the date of completion of the UHL SP Agreement shall not be less than the aggregate of the Basic Consideration and the Further Consideration.

In the event that the above proviso is not fulfilled, the maturity date shall be the date falling on the fifth business day after the issue of the financial statements for a financial year in which the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the date of completion of the UHL SP Agreement up to that financial year shall be more than or equal to aggregate amount of the Basic Consideration and the Further Consideration.

Upon maturity, any outstanding portion of the First Tranche Convertible Note and the Second Tranche Convertible Note should be redeemed in cash.

Interest: Both the First Tranche Convertible Note and the Second Tranche Convertible Note will be interest free up to the fifth anniversary of the date of completion of the UHL SP Agreement and thereafter bears interest at a rate equal to the prime rate quoted by The Hongkong and Shanghai Banking Corporation.

Transferability: Both the First Tranche Convertible Note and the Second Tranche Convertible Note will not be listed on any stock exchange but will be freely transferable in whole or in part.

Conversion: Both the First Tranche Convertible Note and the Second Tranche Convertible Note may be converted into new Shares at the conversion price of HK$0.049, subject to usual adjustment in respect of the occurrence of various adjusting events, like share consolidation, share sub-division, capitalisation issue, capital distribution, rights issue or other similar events, and issue of new securities, in whole or in part at any time after issue of the convertible note up to the fifth anniversary of the issue of the relevant convertible note.

Based on the initial conversion price of HK$0.049 per Share, 5,863,633,203 new Shares may fall to be issued upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming the maximum amount is issued) in full, representing approximately 149% of the issued share capital of the Company as at the Latest Practicable Date.

The maturity date and conversion periods of the First Tranche Convertible Note and the Second Tranche Convertible Note depend on, among other things, the completion date of the UHL SP Agreement. The Company will issue further announcements setting out the relevant dates of the maturity date and conversion periods of the First Tranche Convertible Note and the Second Tranche Convertible Note.

LISTING APPLICATION

The Company has made an application to the Stock Exchange seeking approval from the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares and any new Shares which may fall to be issued upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note.

THE WHITEWASH WAIVER

Mr. Ko and his concert parties currently hold approximately 25.9% of the issued share capital of the Company.

Upon completion of the UHL SP Agreement, the percentage voting rights held by Mr. Ko and his concert parties in Company will increase from approximately 25.9% to (i) approximately 42.0% of the enlarged issue share capital of the Company before conversion of any of the First Tranche Convertible Note and the Second Tranche Convertible Note (which may be issued); and (ii) approximately 63.9% of the further enlarged issued share capital of the Company assuming immediate conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming the maximum amount is issued) in full. Mr. Ko has applied to the Executive for the Whitewash Waiver in respect of the obligation which would otherwise arise under Rule 26.1 of the Takeovers Code for Mr. Ko and his concert parties to make a mandatory general offer for all the issued Shares not already owned by Mr. Ko or the parties acting in concert with him. Mr. Ko has confirmed that neither he nor any of his concert parties has dealt in the Shares or any other securities carrying rights to convert into Shares since 2 August 2004 (being the date falling 6 months prior to the Announcement) save for the Placing and Top-up Subscription. Mr. Ko was the controlling Shareholder at the time of the Announcement. His interests in the Company fell below 30% as a result of the Placing and Top-up Subscription. Mr. Ko will become the controlling Shareholder again after completion of the UHL SP Agreement. Mr. Ko has applied to the Executive and the Executive has indicated that he will consent to the sale and subsequent subscription of 654,850,000 Shares under the Placing and Top-up Subscription in respect of the Whitewash Waiver under paragraph 3(b) of Appendix VI to the Takeovers Code. The Whitewash Waiver will, if granted, be subject to approval by the Independent Shareholders voting by poll at the EGM in accordance with Note 1 on dispensation from Rule 26 of the Takeovers Code. Mr. Ko and his concert parties will have to abstain from voting in respect of the resolution for approving the Whitewash Waiver.

After completion of the UHL SP Agreement and assuming conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note in full, Mr. Ko and his concert parties would hold approximately 63.9% of the voting rights of the Company. Mr. Ko's concert party group would be free to acquire further voting rights in the Company without triggering a mandatory general offer obligation under Rule 26 of the Takeovers Code.

SHAREHOLDING STRUCTURE OF THE COMPANY

The table below sets out for illustrative purposes the shareholding structure of the Company (a) as at the date of the Announcement, (b) as at the Latest Practicable Date, (c) immediately after completion of the UHL SP Agreement but before conversion of the First Tranche Convertible Note and Second Tranche Convertible Note, (d) immediately after completion of the UHL SP Agreement and assuming immediate conversion of the First Tranche Convertible Note in full and (e) after completion of the UHL SP Agreement and immediately after conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming the maximum amount is issued) in full.

	As at the date of the Announcement		As at the Latest Practicable Date		Immediately after completion of the UHL SP Agreement but before conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note		Immediately after completion of the UHL SP Agreement and assuming immediate conversion of the First Tranche Convertible Note in full *(Note)*		After completion of the UHL SP Agreement and immediately after conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount of the Second Tranche Convertible Note is issued) in full *(Note)*	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Mr. Ko and his concert parties	1,019,077,150	31.1%	1,019,077,150	25.9%	4,065,648,021	42.0%	6,187,784,633	52.4%	9,929,281,224	63.9%
The Vendor	–	–	–	–	2,700,000,000	27.9%	2,700,000,000	22.9%	2,700,000,000	17.4%
Placees under the Placing and Top-up Subscription (who are public Shareholders)	–	–	654,850,000	16.7%	654,850,000	6.8%	654,850,000	5.6%	654,850,000	4.2%
Other public Shareholders	2,255,216,007	68.9%	2,255,216,007	57.4%	2,255,216,007	23.3%	2,255,216,007	19.1%	2,255,216,007	14.5%
Total	3,274,293,157	100%	3,929,143,157	100.0%	9,675,714,028	100.0%	11,797,850,640	100.0%	15,539,347,231	100.0%

Note: Based on the initial conversion price of HK$0.049 per Share.

Based on the shareholding structure of the Company as at the Latest Practicable Date and the terms of the Deed, the UHL SP Agreement and the First Tranche Convertible Note and the Second Tranche Convertible Note, the shareholding percentage held by public Shareholders would fall to approximately 18.7% of the enlarged issued share capital of the Company

immediately upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming the maximum amount is issued) in full, which is less than the minimum 25% public float required under the Listing Rules. Mr. Ko has undertaken to the Company and the Stock Exchange that he will not exercise any of the First Tranche Convertible Note and/or the Second Tranche Convertible Note so as to cause the public float of the Company to fall below the required minimum level under the Listing Rules at any time.

The Stock Exchange has indicated that should the UHL SP Agreement be completed, it will closely monitor trading in the Shares if less than 25% of the issued Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the Shares; or there are too few Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

As a result of the transactions under the Deed and the UHL SP Agreement, the Vendor will hold approximately 27.9% of the issued share capital of the Company immediately upon completion of the UHL SP Agreement but before conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note and will become a substantial Shareholder for the purposes of the Listing Rules.

The Vendor has undertaken to the Board that he or his nominee(s) will not sell 2,000,000,000 Shares (out of the 2,700,000,000 Consideration Shares) to be issued to him (or his nominee(s)) upon completion of the UHL SP Agreement within 2 years from the date of issue of such Consideration Shares unless with the prior consent from the Board.

INFORMATION ON THE GROUP

The Group is principally engaged in the retail and distribution of home audio and video equipment, and the provision of IP telephony and related services. As of 31 December 2004 the audited net asset value of the Group was approximately HK$53.9 million. The audited net losses of the Group for each of the two years ended 31 December 2004 were as follows:

	Financial year ended 31 December	
	2003	**2004**
	HK$ million	*HK$ million*
Loss before taxation and extraordinary items	(69.9)	(8.8)
Loss after taxation and extraordinary items	(70.0)	(9.9)
Loss after taxation, extraordinary items and minority interests	(70.0)	(9.9)

The Group did not record any extraordinary items for each of the two years ended 31 December 2004.

After completion of the UHL SP Agreement, whilst the Group will continue to carry out its existing businesses, the Group will also carry out the development of the media business through its investment in the Media Group. The Group will continue to look for other appropriate investment opportunities with a view to further strengthening the business of the Group.

INFORMATION ON THE ANGLO ALLIANCE GROUP

Anglo Alliance is an investment holding company. Members of the Anglo Alliance Group are engaged in various media related businesses in the PRC, including production of television dramas (including situation comedies), investment in movie production, advertising agency and advertisement production. The Anglo Alliance Group is also responsible for producing programmes (other than news) for the Travel Channel, a satellite television channel in Hainan province, the PRC.

Businesses carried out by the Anglo Alliance Group upon completion of the Reorganisation

As a condition precedent to the completion of the Deed, the Reorganisation has to be completed. Pursuant to the Reorganisation, (a) the Media Company has disposed of its entire interest in San Luen which is restricted from foreign investment (the remaining investments which will continue to be held by Anglo Alliance upon completion of the Reorganisation are those set out in the table below); (b) Hao Ge has been reorganised as a sino-foreign joint venture; and (c) Hao Ge has owned 50% of the registered capital in the Media Company. The principal assets of Anglo Alliance are its investments in Hao Ge and Hao Ge's sole asset is its 50% equity interest in the Media Company.

The diagram below shows the structure of the Anglo Alliance Group after the Reorganisation and immediately before completion of the Deed.


Hao Ge Remaining Shareholder
Anglo Alliance
2%
98%
Poly Culture & Arts Co., Ltd.
Hao Ge
50%
50%
Media Company
49%
60%
50%
51%
55%
(Note 1)
Hainan TV
Beijing Ying Shi Film & Television Art Limited Liability Company
Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company
Beijing Hua Yi Shan He Shui Advertising Company Limited
Beijing Hua Yi Qian Si Advertising Company Limited
Mobile Phone TV JV

-------- Investment to be made which is subject to PRC regulatory approvals and formal agreement to be entered into and therefore may or may not be completed.

Note 1: Terms of the proposed establishment of the Mobile Phone TV JV are yet to be determined.

The following table sets out the direct and indirect investments which are held by Anglo Alliance upon completion of the Reorganisation:

Name	Direct interest	Indirect interest	Principal activities	Remaining shareholder(s)
Hao Ge *(Note)*	98%	N/A	Investment holding	2% held by Hao Ge Remaining Shareholder
Media Company	N/A	50% (held by Hao Ge)	Investment in television drama and film production and advertising production	50% held by 保利文化藝術有限公司 (Poly Culture & Arts Co., Ltd.)
Hainan TV	N/A	49% (held by the Media Company)	Production and editing of television programmes for the Travel Channel	50% held by 海南廣播電視臺 (Hainan Broadcast Television Station) 1% held by 海南廣播電視廣告有限公司 (Hainan Broadcast Television Advertising Company Limited)
北京英氏影視藝術有限責任公司 (Beijing Ying Shi Film & Television Art Limited Liability Company)	N/A	60% (held by the Media Company)	Production of television dramas	16% held by 英達 (Ying Da) 8% held by 英若誠 (Ying Ruo Cheng) 8% held by 英壯 (Ying Zhuang) 4% held by 英寧 (Ying Ning) 4% held by 王小京 (Wang Xiao Jing)
北京鑫寶源影視投資有限責任公司 (Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company)	N/A	50% (held by the Media Company)	Production and sale of television dramas	25% held by 丁芯 (Ding Xin) 25% held by 趙寶剛 (Zhao Bao Gang)
北京華億千思廣告有限公司 (Beijing Hua Yi Qian Si Advertising Company Limited)	N/A	55% (held by the Media Company)	Advertisement production (focused on advertising by utilising media contents of the Media Group or others)	25% held by 袁海波 (Yuan Hai Bo) 20% held by 鈕錚 (Niu Zheng)

Name	Direct interest	Indirect interest	Principal activities	Remaining shareholder(s)
北京華億山和水廣告有限公司 (Beijing Hua Yi Shan He Shui Advertising Company Limited)	N/A	51% (held by the Media Company)	Advertisement production (focused on television advertisement production)	22.05% held by 呂新利 (Lu Xin Li) 22.05% held by 丁晟 (Ding Cheng) 4.9% held by 藍瑞海 (Lan Rui Hai)

The names of the above companies in English are for identification purposes only.

Note: Under the Deed, the Vendor has undertaken to Orient Ventures that he will use his best endeavours to enable Anglo Alliance to enjoy the economic benefits arising from the remaining equity interest in Hao Ge after completion of the Deed and before exercise of the Option.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the remaining shareholders and their ultimate beneficial owners (if applicable) of the above companies, save for Hao Ge Remaining Shareholder who is the spouse of the Vendor, are parties independent of the Company, its subsidiaries and their connected persons, Mr. Ko and his concert parties and the Vendor.

Anglo Alliance and Hao Ge are only investment holding companies. Businesses of the Anglo Alliance Group have been carried out by the Media Group. The Media Group currently has three major lines of business, including (a) licensing and sub-licensing of programmes and film rights; (b) the sale of television programmes; and (c) advertising production and agency. The Company understands that the Media Group has invested in a number of movies before, such as the "Crouching Tiger, Hidden Dragon", "Green Tea", "Peacock" and "Letter from An Unknown Woman", and has a film library of approximately 130 movies. The Media Company received licensing and sub-licensing income by disturbuting a total of 2 new movies and a number of old movies in the film library in 2003 and 2004. The Media Company expects to distribute 7 new movies in 2005 and the first half of 2006, of which, namely "Peacock" and "Letter from An Unknown Woman", have already been shown in the PRC.

The Media Group also invests in the production and distribution of television dramas in the PRC. The Media Company plans that a total of 18 television dramas and situation comedies with a total of approximately 1,000 episodes invested or to be invested by the Media Group will be sold by the second quarter of 2006. In 2004, the Media Group sold a total of approximately 200 episodes of television dramas and situation comedies. Television dramas and situation comedies of the Media Group were sold to various television stations in the PRC and distributed overseas. Licences in respect of the distribution of the Media Group's products through VCD/DVD and other media in the PRC and overseas were also sold to distributors.

The advertising business of the Media Group together with Hainan TV includes the sales of advertising timeslot of the Travel Channel as an advertising agent and the provision of packaged advertising services.

Hainan TV is an associated company of the Media Company. Hainan TV has obtained from the Travel Channel the sole rights to manage and run its programming and advertising business and is entitled to participate in the profit of the Travel Channel for 30 years since August 2003. After the Media Company has acquired an interest in Hainan TV, the Media Group has nominated new management to Hainan TV. The existing new management of Hainan TV has redesigned the image the Travel Channel and the new Travel Channel was launched in July 2004. Since then the business of the Travel Channel saw significant improvement and its average rating in ten major cities in the PRC jumped to 29th in October 2005 from 40th in June 2004, among the 46 satellite television stations in the PRC.

The acquisition of Hainan TV improved the profitability of the Media Group.

Please refer to the paragraph headed "Financial information on the Anglo Alliance Group" below in this letter and the accountants' reports on Anglo Alliance, Hao Ge and the Media Group set out in Appendices III, IV and V to this circular for details of the financial information on the members of the Anglo Alliance Group.

Shareholders should refer to the management discussions and analysis of the results of the Media Group for the three years ended 31 December 2004 set out in Appendix VII to this circular which also sets out the industrial factors affecting the various major businesses of the Media Group.

After completion of the UHL SP Agreement, Hao Ge will become a subsidiary of the Company and the Media Company will become an associated company of the Company.

As at 31 December 2004, the Vendor and his spouse had respectively provided approximately RMB75.3 million (equivalent to approximately HK$71.0 million) and approximately RMB19.0 million (equivalent to approximately HK$17.9 million) in the form of shareholder's loans to Hao Ge. As agreed by the Vendor, he will and will procure his spouse to assign to Anglo Alliance all his and her rights under the aforesaid shareholder's loans or capitalise such loans into equity of Hao Ge. Pursuant to the Deed, the Vendor is required to advance to Anglo Alliance a total of HK$100 million (in the form of shareholder's loan) as operational funding. As at the Latest Practicable Date, approximately RMB99.2 million (equivalent to approximately HK$93.6 million) has been advanced by the Vendor to Anglo Alliance and the remaining balance of approximately HK$6.4 million will be advanced by the Vendor to Anglo Alliance on or before completion of the Deed. Pursuant to the Deed, such HK$100 million loan will be assigned by the Vendor to Orient Ventures upon completion of the Deed. The Company understands from Orient Ventures that it will have the HK$100 million loan due from Anglo Alliance waived after such assignment. The Vendor will, upon completion of the Deed, deliver a duly executed release to Orient Ventures releasing each member of the Anglo Alliance Group from any liability owed to him or if appropriate executing a deed assigning all rights in any such amount which may be owing to the Vendor by any member of the Anglo Alliance Group to the other appropriate member of the Anglo Alliance Group. Upon completion of the Deed, no members of the Anglo Alliance Group will be indebted to the Vendor.

Business which may be carried out by the Anglo Alliance Group

(a) Letter of intent — Mobile Phone TV JV

The Media Company entered into a non-legally binding letter of intent on 16 December 2004 to establish the Mobile Phone TV JV in the PRC with 北京北廣傳媒集團有限公司 (Beijing Bei Guang Media Group Co., Ltd.), which is an independent third party and which, to the best knowledge, information and belief of the Directors having made all reasonable enquiry, is not a connected person of the Company and is not a concert party of Mr. Ko. It is expected that the registered capital of the Mobile Phone TV JV will not be less than RMB50 million (equivalent to approximately HK$47.2 million). It is proposed that the Mobile Phone TV JV will carry out business activities in relation to the possible upcoming television broadcasting via mobile phones. The Media Group believes that this may help enhance the distribution channel of its media contents. The terms of the proposed investment have yet to be determined. Further announcement will be made by the Company as and when necessary in compliance with the Listing Rules.

The above investment proposal is subject to approvals by the relevant PRC authorities and a formal agreement having been entered into in relation thereto. The letter of intent does not provide a deadline for the obtaining of approvals from the relevant PRC authorities and does not provide a long stop date for the completion of the possible investment proposal. The possible establishment of the Mobile Phone TV JV is subject to approvals of certain PRC authorities which may or may not be obtained. To the extent any such approvals may be obtained, it is uncertain when such approvals may be obtained. Accordingly, the possible investment may or may not proceed. Completion of the UHL SP Agreement is not subject to the obtaining of the relevant approvals in respect of the investment proposal under the said letter of intent.

The Vendor has undertaken to use his best endeavours to obtain the necessary approvals and to give effect to the above investment proposal. In the event that the requisite consents from the regulatory authorities are not obtained, the Vendor has agreed to use his best endeavours to explore other business opportunities with Orient Ventures in the areas of business contemplated under the above investment proposal. Should there arise any new business opportunities which may be undertaken by the Enlarged Group, the Company will comply with the relevant requirements under the Listing Rules and (if applicable) the Takeovers Code if and when necessary, including any announcement requirements. Whilst the necessary approvals for the investment proposal under the letter of intent may or may not be obtained and such investment proposal may or may not proceed, completion of the transactions under the Deed and the UHL SP Agreement is not subject to the obtaining of the necessary approvals for the said investment proposal or the completion of the investment proposal. Accordingly, the timing of the grant of the necessary approvals for the said investment proposal should not affect the timetable of the transactions under the Deed and the UHL SP Agreement.

(b) Termination of the Investment Agreement

As set out in the Announcement, the Media Company entered into the Investment Agreement on 16 December 2004 with the shareholders of JiCheng, namely 北京北廣傳媒移動電視有限公司 (Beijing Bei Guang Media Mobile Phone Television Co., Ltd.) and 北京瑞特影音貿易公司 (Beijing RuiTe Audio Vision Trading Company) (as amended by a supplemental agreement entered into by the same parties on 1 February 2005). To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the parties to the Investment Agreement are parties independent of the Company, its subsidiaries and their connected persons and are not concert parties of Mr. Ko for the purposes of the Takeovers Code.

Under the Investment Agreement, the Media Company would subscribe for a 30% equity interest in JiCheng at a total consideration of RMB30 million (equivalent to approximately HK$28.3 million). It was originally anticipated that the Media Company would assign its rights under the Investment Agreement to Hao Ge as one of the conditions of the Deed. The Investment Agreement was terminated on 17 March 2005 as the parties to the agreement failed to reach a consensus on the future operational structure of JiCheng. No payment has been made by the Media Company under the Investment Agreement. Orient Ventures has waived the condition of the Deed regarding the assignment of the rights under the Investment Agreement by the Media Company to Hao Ge. No terms of the UHL SP Agreement are affected by the termination of the Investment Agreement.

Financial information on the Anglo Alliance Group

Anglo Alliance is a dormant company. Its only asset is its investment in Hao Ge.

Hao Ge is an investment holding company which holds a 50% equity interest in the Media Company. Hao Ge acquired a 44% equity interest in the Media Company in October 2004. Apart from holding an investment in the Media Company, Hao Ge does not have any other business activities. The audited results of Hao Ge for the three years ended 31 December 2004 are summarised as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	—	—	—
Loss before taxation	(201)	(193)	(59)
Loss attributable to Shareholders	(201)	(193)	(59)

The Media Company was established on 9 April 1997. The audited consolidated results of the Media Company for the three years ended 31 December 2004 are summarised as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	4,773	25,840	76,989
Operating (loss)/profit	(13,483)	(45,923)	18,401
(Loss)/profit before taxation	(13,979)	(48,758)	10,541
(Loss)/profit attributable to shareholders	(13,859)	(49,006)	4,113

As at 31 December 2004, the net asset value of Hao Ge and consolidated net asset value of the Media Group were approximately RMB29.5 million and RMB22.9 million respectively.

For further details, please refer to the accountants' reports on Anglo Alliance, Hao Ge and the Media Group which are set out in Appendices III, IV and V to this circular respectively.

FINANCIAL EFFECTS OF THE TRANSACTIONS ON THE GROUP

Net assets

The Company recorded consolidated net assets as at 31 December 2004 of approximately HK$53.9 million or approximately HK$0.016 on a per Share basis (based on the number of Shares in issue as at that date). As shown in the section headed "Pro forma financial statements of the Enlarged Group" in Appendix VI to this circular, had completion of the UHL SP Agreement been taken place on 31 December 2004, the pro forma net assets of the Enlarged Group would have been approximately HK$416.6 million or approximately HK$0.046 on a per Share basis (based on the number of Shares in issue as at 31 December 2004 as enlarged by the new Shares which will be issued upon completion of the UHL SP Agreement and assuming that none of the First Tranche Convertible Note and the Second Tranche Convertible Note was converted), representing an increase of approximately 2.9 times.

Earnings

The Company recorded a consolidated net loss of approximately HK$9.9 million for the year ended 31 December 2004. Had completion of the UHL SP Agreement taken place on 1 January 2004, the pro forma net loss of the Enlarged Group for the year ended 31 December 2004 would have been approximately HK$30.9 million as shown in Appendix VI to this circular. The increase in the pro forma net loss is mainly a result of the amortization of goodwill of approximately HK$22.8 million arising as a result of the acquisition.

Working capital

As stated in the paragraph headed "Working capital" in Appendix VI to this circular, the Directors are of the opinion that, taking into account the present internal resources, the Enlarged Group has sufficient working capital for its present requirements for at least the next 12 months following the date of this circular.

Gearing position

As at 31 December 2004, the Group had outstanding loans of approximately HK$29.7 million, representing a loan-to-equity ratio of approximately 55.1%. Gearing ratio, representing long term borrowings to equity, was approximately 9.3%.

The total outstanding borrowings of the Enlarged Group would increase to approximately HK$321 million had the UHL SP Agreement been completed on 31 December 2004 after the issue of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount is issued), while the total assets of the Enlarged Group would increase to approximately HK$749.5 million. Based on the above pro forma financial information, the pro forma loan-to-equity ratio of the Enlarged Group would be approximately 77%. The gearing ratio, would be approximately 70%, mainly due to the issue of the First Tranche Convertible Note and the Second Tranche Convertible Note pursuant to the UHL SP Agreement. In view of the benefits of the transactions as explained in the section headed "Reasons for and benefits of the transaction" below, the Directors consider the pro forma gearing level of the Enlarged Group to be acceptable.

INTENTION OF MR. KO

Mr. Ko has no intention to make any material change to the existing management and will continue the employment of the employees of the Group after completion of the UHL SP Agreement. It is the intention of Mr. Ko for the Group to continue to carry on its existing businesses after completion of the UHL SP Agreement (including the media business) and to continue to carry out its investment strategy to look for new business opportunities. Mr. Ko does not intend to introduce any major changes to the business, including any redeployment of the fixed assets of the Company after completion of the UHL SP Agreement.

INCREASE IN THE AUTHORISED SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the authorised share capital of the Company was HK$52,407,600 comprising 5,000,000,000 Shares of HK$0.01 each and 240,760,000 preference shares of HK$0.01 each. The issued share capital of the Company is approximately HK$35.15 million comprising 3,274,293,157 Shares and 240,760,000 preference shares. In order to facilitate the issue of the Consideration Shares under the UHL SP Agreement, the Board proposes to increase the authorised share capital of the Company from HK$52,407,600 to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares. According to the

memorandum and articles of association of the Company, the proposed increase in authorised share capital of the Company is subject to approval by the Shareholders by way of an ordinary resolution. As set out in the paragraph headed "Conditions precedent for completion of the UHL SP Agreement" above, completion of the UHL SP Agreement is subject to, among other things, the passing of an ordinary resolution by the Shareholders at the EGM approving the proposed increase in the authorised share capital of the Company. Save for issuing the Consideration Shares, the new Shares upon conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note and new Shares which may be issued upon exercise of any outstanding share options, the Company does not have any intention to issue any new Shares.

INFORMATION ABOUT THE MANAGEMENT OF THE COMPANY

As at the Latest Practicable Date, the Board comprised Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo Tony, Mr. Cheong Chow Yin (non-executive Directors), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director). It is proposed that Mr. Dong Ping be appointed as an executive Director after completion of the UHL SP Agreement.

The following is a biography of Mr. Dong.

Dong Ping (the Vendor), aged 43, was the founder of the Media Company. Mr. Dong has been the producer or co-producer of various internationally acclaimed movies including (i) "Devils on the Doorstep" (鬼子來了) directed by Jiang Wen (姜文) which was awarded, among others, the "Grand Prize of the Jury" in the Cannes Film Festival in 2000; (ii) "Crouching Tiger, Hidden Dragon" (臥虎藏龍) directed by Ang Lee (李安), which was awarded, among others, the "Best Foreign Language Film" in the 73rd Annual Academy Awards in 2001, and was awarded, among others, the "Best Foreign Language Film" and "Best Director - Motion Picture" in the 58th Golden Globe Awards in the same year; (iii) "Passages" (旅程) directed by Yang Chao (楊超), which was awarded the "Camera d'Or-Mention-speciale" in the Cannes Film Festival in 2004; and (iv) "Peacock" (孔雀) directed by Gu Changwei (顧長衛), which was awarded the "Jury Grand Prix - Silver Bear" of the Berlin International Film Festival in 2004 and was selected as one of the opening films in the Hong Kong Film Festival in 2005.

Mr. Dong currently does not hold any position within the Group and has not held any directorship in any other listed companies in the last three years. It is proposed that a service contract be entered into between the Company and Mr. Dong. Details of the terms of the service contract have not been determined yet. The Company will issue a further announcement after details of the service contract have been determined.

INFORMATION ABOUT THE MANAGEMENT OF THE ANGLO ALLIANCE GROUP

The Vendor is the President of the Media Company. The biography of the Vendor is set out above. Below are the biographies of other members of the senior management of the Anglo Alliance Group.

Wang Yi (王毅), aged 43. Mr. Wang is a director and the vice president of the Media Company. He was also the legal representative of Taihe Media Investment Ltd. Co., (太合傳媒投資有限公司).

Zhao Yi Jun (趙毅軍), aged 52, studied movie directing at the Beijing Film Academy (北京電影學院). Mr. Zhao is the production director of the Media Company. He was a movie director of August First Film Studio of the People's Liberation Army (中國人民解放軍八一電影製片廠). He has been involved in the production of various movies including "Devils on the Doorstep" (鬼子來了) and "Letter from an Unknown Woman" (一個陌生女人的來信).

Guo Ying (郭瀅), aged 42, graduated from the faculty of television of the Beijing Broadcasting Institute (北京廣播學院) (now known as Communication University of China (中國傳媒大學)). Mr. Guo is the executive president and chief editor of Hainan TV.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Company originally proposed to acquire the Anglo Alliance Group directly from the Vendor and negotiated with the Vendor with this aim. However, the Vendor stated that he was not prepared to agree to sell the Anglo Alliance Group on the basis that such sale would be subject to the uncertainty of Shareholders' approval. In order to overcome this impasse, Mr. Ko, through his wholly-owned company — Orient Ventures, entered into the Deed with the Vendor to acquire the Anglo Alliance Group from the Vendor on the basis that he would simultaneously agree, subject to Independent Shareholders' approval, to sell the Anglo Alliance Group to the Company at the same consideration.

Further, the facilitation afforded by Mr. Ko means that the acquisition of the Anglo Alliance Group can be completed with no immediate cash payment by the Group.

The Group has been loss-making for a number of years. The acquisition of the Anglo Alliance Group will diversify the income stream of the Company. The Directors believe that the investment in the Anglo Alliance Group would offer the Company and the Shareholders a good opportunity to invest in the media industry in the PRC, in particular the business related to a PRC satellite television channel.

The principal businesses of the Anglo Alliance Group have been summarised in the paragraph headed "Businesses carried out by the Anglo Alliance Group upon completion of the Reorganisation" above. Shareholders should refer to the management discussions and analysis of the results of the Media Group for the three years ended 31 December 2004 set out in Appendix VII to this circular which also sets out the industrial factors affecting the various major businesses of the Media Group.

Over the past three years, the turnover of the Media Group has grown by approximately 16 times as a result of the Media Group's business expansion. The Media Group successfully recorded a net profit of approximately HK$4.1 million in 2004 from a loss of approximately HK$49.0 million in 2003. After considering a number of factors, including the scarce investment opportunities in the PRC media business, the growing business opportunities of the PRC media industry, the growing track record of the Media Group and the experienced management of the Anglo Alliance Group, the Directors consider that the acquisition of the Anglo Alliance Group is beneficial to the Group and is in the interests of the Company and its Shareholders as a whole.

Nevertheless, Shareholders should note the major risk factors associated with the businesses of the Media Group as set out below.

RISK FACTORS RELATING TO THE BUSINESS OF THE ANGLO ALLIANCE GROUP

(i) Governmental regulation of the media industry in the PRC

The media industry in the PRC is subject to the regulations and restrictions of SARFT. For example, there are foreign ownership limitations on holders of licences for movie and television drama production and distribution. Due to such regulations and restrictions, it is currently not legally possible for the Group to acquire a majority interest in a number of businesses carried out by the Anglo Alliance Group. There is no assurance that such legal and regulatory restrictions in the PRC will be lifted or that there will not be further restrictions and requirements imposed on foreign investors' interests in such businesses. The prospects of the Anglo Alliance Group may be adversely affected by these limitations.

(ii) Volatility of income stream

A substantial portion of the income of the Anglo Alliance Group was and is expected to be derived from the production and distribution of movies. It is very difficult to predict the response of the market. The income which may be derived from a movie is relatively volatile.

(iii) Reliance on key management personnel

The directors and senior management of the Anglo Alliance Group, particularly the Vendor, possess substantial experience in the media business in the PRC and have made a significant contribution to the development of the Anglo Alliance Group. The Anglo Alliance Group's daily operation depends significantly on the performance of its key management personnel. It is proposed that the Company will enter into a service contract with the Vendor, the terms of which are yet to be determined. In the event that the Anglo Alliance Group loses the services of any of its key management personnel and fails to find suitable and competent replacements, the operation and profitability of the Anglo Alliance Group may be adversely affected.

(iv) Piracy

The film industry has been adversely affected by the rapid development of motion pictures piracy and illegal downloading of films available on the internet. This has adversely affected revenue generated from box office sales. If the sale of pirated films and the illegal downloading of films from the internet become more serious, the results of the Anglo Alliance Group may be adversely affected.

(v) Censorship of advertising content by the PRC Government

The advertising industry in the PRC is governed by the Advertising Law which came into effect on 1 February 1995. Advertisers, advertising operators and distributors that engage in advertising activities are required to comply with applicable procedures and provisions under the Advertising Law. If operations are determined to be in breach of the Advertising Law, penalties including fines, confiscation of advertising proceeds, orders to cease dissemination of the relevant advertisement and orders to publish an advertisement with corrective information may be imposed. The PRC Government may also revoke the licence of the advertising company. If the advertising activities of the Anglo Alliance Group are found to be in breach of any provisions under the Advertising Law, penalties may be imposed on the Anglo Alliance Group which may have material adverse impacts on the results of the Anglo Alliance Group.

(vi) Local competition

The Anglo Alliance Group faces competition from other domestic players. There are a number of entities seeking to enter into the market or to expand their presence in the PRC media business. The Anglo Alliance Group's profitability may be adversely affected if there is downward pricing pressure arising from these competitors or if there are more competitors in the future.

THE GENERAL MANDATE

The Existing General Mandate was granted to the Directors to allot and issue 654,858,631 new Shares at the annual general meeting of the Company held on 30 June 2004. 654,850,000 Shares have been issued pursuant to the Placing and Top-up Subscription under the Existing General Mandate and no refreshment of general mandate has been made since the last annual general meeting held on 30 June 2004. As at the Latest Practicable Date, the Directors were only given available mandate to allot and issue 8,631 new Shares, representing less than 0.001% of the issued ordinary share capital of the Company.

In view of the recent price performance of the Shares after the publication of the Announcement, the Directors consider it in the best interests of the Company and its Shareholders to grant the New General Mandate to the Directors with a view to capturing possible fund raising opportunities. At the EGM, an ordinary resolution will be proposed to the Independent Shareholders approving the grant of the New General Mandate to the Directors to allot, issue and otherwise deal with new Shares not exceeding in aggregate 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing such resolution or in the event completion of the UHL SP Agreement takes place accordingly, 20% of the aggregate nominal amount of the share capital of the Company in issue at the completion date of the UHL SP Agreement.

As at the Latest Practicable Date, the Company had an aggregate of 3,929,143,157 Shares in issue. An additional 5,746,570,871 new Shares may fall to be issued upon completion of the UHL SP Agreement. Subject to the passing of the ordinary resolution for the approval of the New General Mandate and assuming that no Shares will be issued or repurchased by the Company between the Latest Practicable Date and the date of the EGM, the Company will be allowed under the Existing General Mandate to allot, issue and deal with up to 785,828,631 new Shares before completion of the UHL SP Agreement and a total of 1,935,142,805 new Shares after completion of the UHL SP Agreement.

The New General Mandate if granted will continue in force until (a) the conclusion of the next annual general meeting of the Company after the EGM; or (b) it is revoked or varied by an ordinary resolution passed in a general meeting of the Company.

Pursuant to Rule 13.36(4) of the Listing Rules, the proposed grant of the New General Mandate is subject to the approval of the Independent Shareholders. As the Company currently does not have a controlling Shareholder, the Directors, the chief executive of the Company and their respective associates will abstain from voting on the resolution to be proposed at the EGM to approve the proposed grant of the New General Mandate.

GENERAL

The transactions contemplated under the UHL SP Agreement including the acquisition of the Anglo Alliance Group and the exercise of the Option, together constitute a very substantial acquisition and connected transaction for the Company under the Listing Rules and therefore are subject to approval by the Independent Shareholders at the EGM under Rules 14.49 and 14A.18 of the Listing Rules. Completion of the transactions contemplated under the UHL SP Agreement is subject to, among other things, the Whitewash Waiver being granted and approved by the Independent Shareholders in accordance with the Takeovers Code.

At the EGM, Mr. Ko and his associates and concert parties are required to abstain from voting on the resolutions to be proposed at the EGM to approve the transactions under the UHL SP Agreement and the Whitewash Waiver. The Independent Board Committee has been established to consider the transactions under the UHL SP Agreement and the Whitewash Waiver and to advise the Independent Shareholders. Somerley has been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

Ordinary resolutions will be proposed to approve the transactions contemplated under the UHL SP Agreement and the Whitewash Waiver, as well as, the increase in authorised share capital and the proposed grant of the New General Mandate. Mr. Ko and his associates and concert parties will abstain from voting on the resolutions to be proposed at the EGM to approve the transactions contemplated under the UHL SP Agreement and the Whitewash Waiver. The Directors, chief executive of the Company and their respective associates will abstain from voting on the resolution to be proposed at the EGM to approve the proposed grant of the New General Mandate. No Shareholders are required to abstain from voting on the resolution to be proposed at the EGM to approve the increase in authorised share capital of the Company.

This circular contains further details of the Deed, the UHL SP Agreement, the Whitewash Waiver, the proposed increase in authorised share capital, the proposed grant of the New General Mandate, the recommendation from the Independent Board Committee to the Independent Shareholders, the recommendation from Somerley to the Independent Board Committee, the accountants' reports on Orient Ventures, Anglo Alliance, Hao Ge and the Media Group, reports from EYCFL and the Consultant Accountants on the Target Profit in accordance with Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules and a notice convening the EGM.

EGM

The EGM will be held at Unit 3203, Admiralty Centre I, 18 Harcourt Road, Admiralty, Hong Kong at 9:00 a.m. on Monday, 30 May 2005. A notice convening the EGM is set out on pages 257 to 261 of this circular.

Enclosed is a form of proxy for use at the EGM. Whether or not you intend to attend and vote at the EGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Hong Kong branch share registrar and transfer office of the Company, Tengis Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding such meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

RECOMMENDATION

Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with regard to the transactions contemplated under the UHL SP Agreement, the Whitewash Waiver and the proposed New General Mandate. Somerley considers the terms of the UHL SP Agreement are fair and reasonable to the Independent Shareholders and the entering into of the UHL SP Agreement is in the interests of the Company and the Shareholders as a whole. Somerley also considers the terms of the Whitewash Waiver are fair and reasonable to the Independent Shareholders and that the approval of New General Mandate is in the interests of the Company and Shareholders as a whole. The text of the letter of advice from Somerley containing its recommendation and the principal factors they have taken into account in arriving at their recommendation are set out on pages 41 to 84 of this circular.

The Independent Board Committee, having taken into account the advice of Somerley, considers the terms of the UHL SP Agreement and the Whitewash Waiver, as well as the proposed grant of the New General Mandate are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions set out in the notice of EGM to approve the transactions contemplated under the UHL SP Agreement, the Whitewash Waiver and the grant of the New General Mandate. The Directors also consider that the proposed increase in the authorised share capital of the Company is in the interests of the Company and therefore recommend the Shareholders to vote in favour of the relevant ordinary resolution. The full text of the letter from the Independent Board Committee is set out on pages 39 and 40 of this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee, the letter of advice from Somerley, and the information set out in the Appendices to this circular.

By Order of the Board
Johnson Ko Chun Shun
Chairman

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

13 May 2005

To the Independent Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTES AND APPLICATION FOR WHITEWASH WAIVER

REFRESHMENT OF GENERAL MANDATE TO ISSUE NEW SHARES

We have been appointed as members of the Independent Board Committee to advise you in connection with the transactions contemplated under the UHL SP Agreement and the Whitewash Waiver, details of which are set out in the letter from the Board in the Company's circular dated 13 May 2005 to the Shareholders (the "Circular"), of which this letter forms a part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

Your attention is drawn to the "Letter from Somerley", containing their advice to us and the Independent Shareholders regarding the fairness and reasonableness of the terms and conditions of the transactions contemplated under the UHL SP Agreement and the Whitewash Waiver, as well as the proposed grant of the New General Mandate as set out on pages 41 to 84 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 8 to 38 of the Circular and the additional information set out in the Appendices to the Circular.

Having considered the advice and recommendation of Somerley, we consider the terms of the UHL SP Agreement are fair and reasonable to the Independent Shareholders and the entering into of the UHL SP Agreement is in the interests of the Company and the Shareholders as a whole. We also consider the terms of the Whitewash Waiver are fair and reasonable to the Independent Shareholders and that the approval of New General Mandate is in the interests of

the Company and the Shareholders as a whole. We, therefore, recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM to approve the transactions contemplated under the UHL SP Agreement, the Whitewash Waiver and the proposed grant of the New General Mandate.

Yours faithfully

Yuen Kin **Wilton Timothy Carr Ingram** **Wong Yau Kar, David**

Independent Board Committee of
Universal Holdings Limited

SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

13 May 2005

To: The Independent Board Committee and the Independent Shareholders

Dear Sirs,

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES ISSUE OF NEW SHARES AND CONVERTIBLE NOTES, APPLICATION FOR WHITEWASH WAIVER, AND REFRESHMENT OF GENERAL MANDATE TO ISSUE NEW SHARES

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the acquisition of Anglo Alliance by Orient Ventures and the subsequent acquisition of Orient Ventures by the Company (collectively referred to as the "Acquisition"). Details of the Acquisition are contained in the circular to the Shareholders dated 13 May 2005 (the "Circular"), of which this letter forms a part. Unless otherwise defined, terms used in this letter shall have the same meanings as defined in the Circular.

On 2 February 2005, (i) Mr. Ko, the Chairman and currently 25.9% shareholder of the Company, (ii) Orient Ventures, a company wholly-owned by Mr. Ko, and (iii) the Company entered into the Deed (as amended by the Supplemental Deed) with the Vendor pursuant to which Orient Ventures has conditionally agreed to acquire from the Vendor the entire issued share capital of Anglo Alliance for a maximum consideration of HK$550 million (subject to adjustment). On the same date, the Company entered into the UHL SP Agreement (as amended by the Supplemental Agreement) with Mr. Ko pursuant to which the Company conditionally agreed to acquire from Mr. Ko the entire issued share capital of Orient Ventures for the Basic Consideration of HK$366.7 million. Depending on the audited net profit of the Anglo Alliance Group for the twelve month period following completion of the Deed, the Company may be required to pay the Further Consideration of up to HK$183.3 million (i.e. a total maximum consideration of HK$550 million).

As Orient Ventures is wholly-owned by Mr. Ko, who is a 25.9% shareholder of the Company, the UHL SP Agreement constitutes a connected transaction for the Company under the Listing Rules and requires the approval of the Independent Shareholders at the EGM by a vote to be taken by poll under Rules 14.49 and 14A.18 of the Listing Rules. The UHL SP Agreement is also conditional on the grant of the Whitewash Waiver, which under the provisions of the Takeovers Code also requires approval by the Independent Shareholders by a vote taken on a poll.

The Board currently consists of 7 Directors. Mr. Ko is the Chairman and an executive Director. Mr. Shen Ka Yip, Timothy is also an executive Director and Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin are non-executive Directors. Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David are independent non-executive Directors. As the approval of Independent Shareholders is required, the Independent Board Committee comprising the three independent non-executive Directors has been formed to make a recommendation to the Independent Shareholders on how they should vote. We, Somerley Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Acquisition and the Whitewash Waiver, and also on the grant of the New General Mandate. However, the UHL SP Agreement is not conditional on the New General Mandate being granted.

We are not connected with the Company or Anglo Alliance or their respective substantial shareholders or associates and accordingly are considered suitable to give independent financial advice on the above matters. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company and/or Anglo Alliance or their respective substantial shareholders or associates.

In formulating our advice and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors, which we have assumed to be true, accurate and complete. We have reviewed financial information on the Group, including the 2004 results, financial information on the Anglo Alliance Group, including material prepared during the review of the Target Profit subsequent to the Announcement, and the pro forma financial information on the Enlarged Group contained in Appendix VI to the Circular.

We have sought and received confirmation from the Directors that all material relevant information has been supplied to us and to the best knowledge of the Directors, no material facts have been omitted from the information supplied and opinions expressed by them. We consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our relying on such information and we have no reason to doubt the truth and accuracy of the information provided to us or that any material information has been omitted or withheld. However, we have not conducted any

independent investigation into the business and affairs of the Group or the Anglo Alliance Group. We have assumed that all information and representations contained or referred to in the Circular are true at the date of the Circular and will continue to be true up to the date of the EGM.

MAIN FEATURES OF THE ACQUISITION

The Acquisition has certain unusual features. They are:

- Mr. Ko will first use Orient Ventures as a vehicle to buy Anglo Alliance and then on-sell Orient Ventures to the Company.

- As a result of the first step, Mr. Ko will issue a promissory note of HK$326.6 million to the Vendor. This amount will remain owing to the Vendor even after Mr. Ko sells Orient Ventures to the Company.

- Based on the UHL SP Agreement (as amended), the Company will pay the Basic Consideration of HK$366.7 million at completion. Depending on the Audited Profit of the Anglo Alliance Group which for this purpose is capped at HK$60 million, the Company will pay the Further Consideration of an amount equal to the difference between the Audited Profit multiplied by 9.167 (i.e. the price earnings ratio adopted by the Company in respect of this consideration adjustment mechanism) and the Basic Consideration soon after the Audited Profit figure is made available to the Company. The maximum Further Consideration and the maximum total consideration payable by the Company under the UHL SP Agreement will be approximately HK$183.3 million and HK$550 million respectively.

- Convertible notes — no repayment of principal is due until the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group shall be not less than the aggregate of the Basic Consideration of HK$366.7 million and the Further Consideration.

1. Deed and UHL SP Agreement

The Acquisition will be carried out in two stages:

(i) ***the Deed (as amended)***

Orient Ventures, a company wholly owned by Mr. Ko, has agreed to acquire the entire equity of Anglo Alliance at a maximum consideration of HK$550 million (subject to adjustment). The Company is also a party to the Deed, but only so that it may enjoy the benefit of certain provisions, including the right of access to the books and records of the Anglo Alliance Group. The Company has no material obligations under the Deed.

(ii) the UHL SP Agreement (as amended)

On same date as the Deed, the Company conditionally agreed to acquire the entire equity interest of, and the benefit of any shareholder loans to, Orient Ventures from Mr. Ko at the Basic Consideration of HK$366.7 million, with a possible additional payment of up to HK$183.3 million. Completion of the Deed is a condition precedent to the completion of the UHL SP Agreement.

When the Company buys Orient Ventures, the total amount (expected to be approximately HK$436.6 million being the aggregate of the deposit of HK$110 million and an amount equivalent to the promissory note of HK$326.6 million) owed by Orient Ventures to Mr. Ko on completion will be assigned to the Company.

It would be simpler for the Company to acquire Anglo Alliance directly from the Vendor. However, we are informed by the Directors that the Vendor was not prepared to sell Anglo Alliance if the sale was subject to the uncertainty of conditions such as Independent Shareholders' approval. In order to overcome this impasse, Mr. Ko (through his wholly owned company Orient Ventures) entered into the Deed with the Vendor to acquire Anglo Alliance from the Vendor. This was done on the basis that Mr. Ko would simultaneously agree, subject to Independent Shareholders' approval, to sell Orient Ventures to the Company at the same consideration. If Independent Shareholders do not give their approval, but the conditions of the Deed are fulfilled, Mr. Ko, through Orient Ventures, will complete the purchase himself.

2. Payment structure

The payment structures under the Deed (as amended) and the UHL SP Agreement (as amended) are as follows:

	Notes	Deed (as amended) *HK$'000*	UHL SP Agreement (as amended) *HK$'000*
Deposit	*1*	110.0	
Promissory note	*2*	326.6	
2,700 million new Shares	*3*	113.4	113.4
		550.0	
3,046.6 million new Shares	*4*		149.3
First Tranche Convertible Note	*5*		104.0
Basic Consideration			366.7
Further Consideration (maximum)*	*6*		183.3
Maximum total consideration			550.0

* to be satisfied by the issue by the Company of the Second Tranche Convertible Note.

Notes:

1. Paid in February 2005 by Orient Ventures to the Vendor. From the proceeds of the deposit, the Vendor has agreed to make an advance of approximately HK$100 million to Anglo Alliance as operational funding. Up to the Latest Practicable Date, an amount of RMB99.22 million has been advanced by the Vendor to Anglo Alliance. The benefit of this loan will be assigned to Orient Ventures at completion of the Deed.

2. To be issued by Mr. Ko to the Vendor on completion of the Deed. The promissory note will be unsecured, be repayable 18 months after the date of issue and will bear interest at prime rate.

3. To be issued by the Company to the Vendor at HK$0.042 per Share assuming the UHL SP Agreement completes; if it does not, Mr. Ko will pay this amount in cash to the Vendor.

4. 3,046,570,871 new Shares will be issued to Mr. Ko at HK$0.049 each.

5. The First Tranche Convertible Note with nominal value of approximately HK$104 million will be issued to Mr. Ko on completion, convertible at HK$0.049 per Share into approximately 2,122 million new Shares.

6. The Second Tranche Convertible Note of up to approximately HK$183.3 million will be issued by the Company to Mr. Ko depending on the Audited Profit. The Second Tranche Convertible Note will also be convertible at HK$0.049 per Share and if the maximum amount is issued would, on full conversion, be convertible into approximately 3,741 million new Shares.

   If not converted, the First Tranche Convertible Note and the Second Tranche Convertible Note will be repayable 5 years after the date of issue of the First Tranche Convertible Note, provided that the accumulated net profit after tax and extraordinary items of the Anglo Alliance Group from the issue date of the First Tranche Convertible Note up to the fifth anniversary of the issue of the First Tranche Convertible Note has amounted to at least the aggregate of the Basic Consideration and the Further Consideration, or if not, after the issue of accounts of Anglo Alliance showing accumulated net profit after tax and extraordinary items of at least such amount.

3. The basic and maximum consideration

Under the UHL SP Agreement (as amended), the Basic Consideration for the Anglo Alliance Group is approximately HK$366.7 million, as set out above. Depending on the level of Audited Profit, additional consideration is payable. A special audit of the results of the Anglo Alliance Group for the 12-month period commencing from the completion date of the Deed will be carried out for the purpose of determining the Audited Profit.

Any such addition to the Basic Consideration will be satisfied by the issue of up to a maximum of HK$183.3 million Second Tranche Convertible Note.

4. Principal conditions

(i) Deed (as amended)

The Deed is subject to a number of conditions relating to the Reorganisation of the Anglo Alliance Group being validly completed and the receipt of PRC legal opinions to that effect. It is also conditional on due diligence in respect of the Anglo Alliance Group being satisfactory to Orient Ventures and the Company and on the members of the Anglo Alliance Group having all necessary licenses and approvals for their existing operations and business. It is further conditional on:

- assignment to Orient Ventures of the loan of approximately HK$100 million, being the sum due from Anglo Alliance to the Vendor on completion of the Deed; and

- the amount due from Hao Ge to the Vendor outstanding as at the date of the Deed of not less than RMB70 million being assigned by the Vendor to Anglo Alliance or being capitalised into the equity of Hao Ge and a PRC lawyer confirming the legality and validity of such assignment or capitalisation.

(ii) UHL SP Agreement (as amended)

The UHL SP Agreement is conditional on the completion of the Deed and other standard conditions, including:

- the passing of a resolution by the Independent Shareholders pursuant to the requirements of the Listing Rules approving the transactions contemplated under the UHL SP Agreement and in particular, the purchase of Orient Ventures, the issue of the Consideration Shares, the First Tranche Convertible Note, the Second Tranche Convertible Note (together the "Convertible Notes") and the exercise of the Option;

- the Stock Exchange granting its approval for the listing of, and permission to deal in, the Consideration Shares and the new Shares which would fall to be issued upon conversion of the Convertible Notes; and

- the passing of a resolution by the Independent Shareholders by poll approving the Whitewash Waiver pursuant to the requirement of the Takeovers Code and the Executive granting the Whitewash Waiver to Mr. Ko and parties acting in concert with him.

PRINCIPAL FACTORS AND REASONS TAKEN INTO ACCOUNT

In arriving our opinion on the terms of the Acquisition and on the Whitewash Waiver, we have taken into account the following principal factors and reasons:

1. Present position of the Group

(i) Business

The Group is principally engaged in the retail and distribution of home audio and video equipment, and the provision of IP telephony and related services. It also carries out trading in equity securities. Details of the performance of these segments are set out below. The Directors have commented that the Group's audio and video distribution division and the communication division are suffering from strong competition. As a result, the Group has made heavy losses for the two financial years ended 31 December 2003 and a loss of approximately HK$9.9 million for the year ended 31 December 2004. Set out in Appendix I are details of the financial performance of the Group for the three years ended 31 December 2004.

In our opinion, the Group's main asset is its holding in DVN (Holdings) Limited ("DVN", together with its subsidiaries, the "DVN Group"), in which it has a 19.58% interest as at 31 March 2005. DVN is a listed company (stock code 500) principally engaged in the design, integration and installation of digital broadcasting equipment and trading of related products. For the year ended 31 December 2004, DVN made a loss of approximately HK$59.7 million on turnover of approximately HK$169.2 million. However, this represented a considerable improvement over 2003, when a loss of approximately HK$140.1 million was incurred on turnover of approximately HK$73.3 million.

During the second half of 2004, DVN attracted investment from the Motorola, Inc. group ("Motorola"), one of the leading global providers of wireless and broadband related electronic products. A subsidiary of Motorola, Inc. entered into a subscription agreement with DVN under which it will subscribe for up to US$33 million (equivalent to approximately HK$257.4 million) for new shares representing an expected 30% stake in DVN to fund the future development of DVN's digital broadcasting systems. The first and second tranches of US$7.5 million (approximately HK$58.5 million) each were subscribed in July 2004 and January 2005 respectively, and Motorola currently holds a 20% stake in DVN.

At the Latest Practicable Date, the closing price of DVN's shares was HK$1.89 and its market capitalisation was about HK$1.1 billion based on about 578.9 million shares in issue. On this basis, the market value of the Company's stake in DVN was about HK$214.2 million, equivalent to approximately HK$0.05 per Share.

(ii) ***Placing and Top-up Subscription***

After trading at depressed levels for some time (see chart under paragraph 7 headed "Issue price of Shares/conversion price of the Convertible Notes" below), the Share price increased to HK$0.10 after the Announcement and strengthened further subsequently. The Placing and Top-up Subscription of approximately 655 million Shares at HK$0.12 per Share was completed in February/March 2005 to raise net proceeds of about HK$76 million for the Company.

At the Latest Practicable Date, the closing price of the Shares was HK$0.141 and its market capitalisation was about HK$554 million.

(iii) Financial results and position

(a) Profit and loss

Set out below is a summary of the audited consolidated profit and loss of the Group for each of the three years ended 31 December 2004:

	For the year ended 31 December		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
Telecommunications			
(IP telephony in PRC)	2,029	6,005	3,889
Audio and video distribution	1,961	16,362	18,180
Share trading	—	7,644	16,561
Digital broadcasting *(Note 1)*	35,836	—	—
Financial information provision *(Note 1)*	11,965	—	—
	51,791	30,011	38,630
Less: Cost of sales	(35,714)	(24,567)	(31,091)
	16,077	5,444	7,539
Gross profit margin	31.0%	18.1%	19.5%
Other revenues *(Note 2)*	2,702	7,837	6,280
Marketing, selling and distribution costs	(13,677)	(1,233)	(1,007)
Administration expenses *(Note 3)*	(86,753)	(15,246)	(16,564)
Impairment loss on investment securities	(63,382)	(44,508)	—
Net gain on dilution of interest in an associated company	23,684	11,503	14,289
Net other operating income/(expenses)	(32,907)	8,497	(1,944)
Operating profit/(loss)	(154,256)	(27,706)	8,593
Finance costs	(3,979)	(4,634)	(2,563)
Share of results of			
Jointly controlled entities	(1,727)	—	—
Associated companies	(11,393)	(37,511)	(14,869)
Loss before taxation	(171,355)	(69,851)	(8,839)
Taxation	—	(195)	(1,092)
Loss after taxation	(171,355)	(70,046)	(9,931)
Minority interests	76,252	—	—
Loss attributable to Shareholders	(95,103)	(70,046)	(9,931)

Notes:

1. These activities are carried out by DVN, a subsidiary until December 2002, and now an associated company of the Company.

2. Mainly comprising dividend, interest and management income.

3. In 2002, a significant portion of the administration expenses were derived from the DVN Group. DVN was deconsolidated in the 2003 accounts.

Turnover in 2002 decreased to approximately HK$52 million, less than half of the level of 2001, principally due to intense competition in the telecommunication and audio/video businesses. Turnover fell further to approximately HK$30 million for 2003, although this was mainly due to the deconsolidation of DVN's results with effect from December 2002. The increase in turnover in 2004 to approximately HK$38 million was mainly attributable to securities trading operation.

Due to competition in both the telecommunication sector and the audio and video distribution sector, the gross profit margin of the Group declined over the above period. The deconsolidation of DVN from 2003 onwards caused the major part of the drop in expenses in 2003. Administration expenses for 2004 increased by approximately 9% over 2003.

During 2004, overall operating expenses continued to be reduced but not sufficiently to restore the Group to profitability.

(b) *Balance sheet*

Set out below is the summary of the audited consolidated balance sheets of the Group as at 31 December 2002, 2003 and 2004:

	As at 31 December		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Fixed assets	6,030	2,560	2,520
Intangible assets	2,249	1,685	—
Interests in associated companies *(Note 1)*	39,742	15,837	15,348
Investment securities *(Note 2)*	80,508	36,000	36,000
Other assets	6,169	4,533	2,065
	134,698	60,615	55,933

	As at 31 December		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Current assets			
Inventories	5,927	901	105
Trade receivables	126	2,765	1,687
Preference dividends receivable *(Note 2)*	10,171	15,984	21,797
Prepayments, deposits and other receivables	6,545	31,973	305
Short-term investments	11,607	4,605	—
Cash and bank balances	4,267	16,425	14,152
	38,643	72,653	38,046
Current liabilities			
Trade payables	596	63	338
Other payables and accrued liabilities	32,207	39,365	33,640
Taxation payable	—	—	1,092
Short-term loan — secured	—	20,000	—
	32,803	59,428	35,070
Net current assets	5,840	13,225	2,976
Total assets less current liabilities	140,538	73,840	58,909
Non-current liabilities			
Amount due to a fellow subsidiary	21,216	10,000	5,000
Total net assets	119,322	63,840	53,909
Financed by:			
Share capital	30,151	35,151	35,151
Reserves	89,171	28,689	18,758
	119,322	63,840	53,909

Notes:

1. This is chiefly the book value of the Company's shares in DVN. As at 31 December 2004, the market value of this holding was approximately HK$164 million. At the Latest Practicable Date, the market value was approximately HK$214.2 million.

2. This represents the Company's holding of preference shares in DVN (Group) Limited, a subsidiary of DVN, which can be exchanged into approximately 28.1 million shares of DVN. The accrued dividends receivable on the preference shares at the value of 5% is shown under current assets.

As at 31 December 2004, the Group had outstanding loans of approximately HK$29.7 million due to several companies controlled by Kwan Wing Holdings Limited, which in turn was controlled by Mr. Ko, but no bank or similar borrowings and no material capital commitments. Taking into account cash and bank balances of approximately HK$14.2 million, we consider the liquidity position of the Group is satisfactory, bearing in mind the substantial recent losses the Group has suffered.

As set out above, the audited net assets of the Group as at 31 December 2004 were approximately HK$53.9 million. However, this takes the Group's stake in DVN at book value and does not take into account the recent subscription of new shares by Motorola. Based on the audited consolidated balance sheet of the Group as at 31 December 2004, taking into account the factors set out below, the adjusted net assets of the Group and the adjusted net assets per Share would be as follows:

	HK$ million
Audited net assets at 31 December 2004	53.9
Add: net proceeds from the Placing and Top-up Subscription	76.0
market value of the Company's share in DVN at the Latest Practicable Date	214.2
Less: book value of the Company's shares in DVN as at 31 December 2004 *(see Note 1 above)*	(15.3)
	328.8*
Adjusted net assets per Share based on 3,929 million Shares in issue	HK$0.084*

* This has not taken into account the possible conversion of the preference shares mentioned in Note 2 above, which we do not consider will have a material effect on net assets per Share.

2. The Anglo Alliance Group

(i) Business

Anglo Alliance is an investment holding company. Members of the Anglo Alliance Group are engaged in various media related businesses in the PRC, including production of television drama, investment in movie production, advertising agency and advertisement production. The Anglo Alliance Group is also responsible for producing programmes (other than news) for a satellite television channel in Hainan province.

(ii) Structure

The structure of the Anglo Alliance Group on completion of the UHL SP Agreement can be illustrated from the following group chart:


Anglo Alliance
98%
Poly Culture & Arts Co., Ltd.
Hao Ge
2%
Spouse of Mr. Dong Ping
50%
50%
Media Company
Main activities:
Investment in television drama and film production and advertisment production
(see also activities of subsidiaries and associated companies below)
49%
60%
50%
51%
55%
Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.
Main activity: Production and editing of television programmes for the Travel Channel
Beijing Ying Shi Film & Television Art Limited Liability Company
Main activity: Production of television dramas
Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company
Main activity: Production and sale of television dramas
Beijing Hua Yi Shan He Shui Advertising Company Limited
Main activity: Advertisement production
Beijing Hua Yi Qian Si Advertising Company Limited
Main activity: Advertisement production

The Media Company is an operating company and a holding company, carrying out activities both in its own right and through its subsidiaries and associates.

Shareholders should note that Anglo Alliance will only have one principal asset, its 98% interest in Hao Ge. The remaining 2% interest in Hao Ge is held by the spouse of the Vendor. It is the intention of the Company to acquire 100% interest in Hao Ge in due course. An option to this effect will be granted to Anglo Alliance by the Vendor's spouse (subject to the applicable PRC law) at nominal consideration of HK$1. In the meantime, the parties will consider means to transfer the economic benefit in Hao Ge to Anglo Alliance. Consequently, in this letter we assume that Anglo Alliance has a 100% interest in Hao Ge.

Hao Ge has been reorganised as a sino-foreign joint venture with effect from 23 March 2005. The registered capital of RMB30 million has been fully paid up. Upon completion of the Reorganisation, the principal asset of Hao Ge will be its 50% interest in the Media Company. The remaining 50% interest in the Media Company is owned by Poly Culture & Arts Co., Ltd. Consequently, the whole of the Company's interest in the business of the Anglo Alliance Group will be held through a 50%-owned company (the Media Company), which will be accounted for as an associated company.

Poly Culture & Arts Co., Ltd., the other 50% owner of the Media Company, is a member of the China Poly Group Corporation ("China Poly Group"). China Poly Group is a state-run enterprise under the supervision and management of the State Property Supervision and Management Committee. The principal activities of the China Poly Group include trading of defense products, real estate development and cultural development. According to the official website of the China Poly Group, its total assets were approximately RMB15.5 billion at the end of 2004, with net assets of approximately RMB5.22 billion. For the year 2004, the China Poly Group made a profit of approximately RMB538 million.

(iii) Activities

The active business activities of the Anglo Alliance Group are carried on through the Media Company itself, and to a lesser extent through its subsidiaries and associates noted on the chart.

- *Media Company*

  The Media Company was established in April 1997, although significant levels of turnover have only been achieved in 2003 and 2004.

  The Media Company, together with its subsidiaries, is principally engaged in the production of television drama, investment in films production, advertising agency services and advertisement production.

The table below sets out the breakdown of the turnover of the Media Group by major business activities for each of the three years ended 31 December 2004:

	For the year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Sales of television programmes	481	4,100	4,808
Advertising and commission income	203	1,673	10,094
Licensing and sub-licensing of programmes and film rights	4,089	20,067	62,087
Total	4,773	25,840	76,989

- *Hai Nan Haishi Tourist Satellite TV Media Co., Ltd ("Hainan TV") (49% owned by the Media Company and accounted for as an associated company)*

This interest was acquired by the Media Company in January 2004 for RMB270 million. As set out in note 15 to the accountants' report on the Media Group in Appendix V, RMB68.6 million was prepaid prior to January 2004 and RMB158.1 million remained unpaid at 31 December 2004. We understand that approximately RMB60 million of this outstanding amount has since been paid from a sum of RMB99.22 million advanced to Anglo Alliance by the Vendor out of the deposit paid by Mr. Ko.

Hainan TV has obtained from the Travel Channel the sole rights to manage and run its programming and advertising business and to share in benefits therefrom for a term of 30 years. The Travel Channel reaches nearly all major cities in the PRC.

Hainan TV's major source of revenue is advertising income. The Travel Channel was re-launched in July 2004 following which its ranking among satellite channels in the PRC in terms of audience share in ten biggest PRC cities improved from 40th to 29th, based on a research performed by ChinaView Intelligence Co., Ltd., which is an independent firm engaged in, inter alia, media research and consulting in the PRC.

The acquisition of Hainan TV not only improved the profitability of the Media Company but also boosted its sales and licensing of programmes and film rights for broadcasting on the Travel Channel.

The board of Hainan TV has a total of 7 directors, 3 of whom are appointed by the Media Company. The Media Company also appoints the financial controller and general manager in charge of daily operations.

- *Beijing Ying Shi Film & Television Art Limited Liability Company (60% owned by the Media Company)*

  Established in January 1995, this company has a registered capital of RMB500,000. It is principally engaged in the production of situation comedy ("sitcoms") which were pioneered by Mr. Ying Da in the PRC. Reflecting daily life and current topics presented in a mild manner, sitcoms are widely watched by audiences and have attracted a strong following. This company is one of the first few private companies to receive approval for television program production issued by SARFT.

- *Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company (50% owned by the Media Company)*

  This interest was acquired by the Media Company in November 2003. At 31 December 2004 its book value was RMB20 million. It is held as a long-term investment.

  This company was set up by Mr. Zhao Bao Gang ("Mr. Zhao") and his spouse Ms. Ding Xin in 1999 for the production and distribution of television dramas directed by Mr. Zhao, an experienced and well known television drama director in the PRC.

- *Beijing Hua Yi Qian Si Advertising Company Limited (55% owned by the Media Company)*

  Established in July 2001 and principally engaged in the provision of packaged advertising services, this company has a registered capital of RMB5 million. The company utilises various advertising media including movies, television programs, shows, posters, and press conferences and presents an integrated advertising/promotion plan to its clients. This type of advertising is still at an early stage of development in the PRC.

- *Beijing Hua Yi Shan He Shui Advertising Company Limited (51% owned by the Media Company)*

  Established in April 2002 and principally engaged in advertising agency services and advertisement production, this company has a registered capital of RMB1,020,000.

This company mainly produces corporate videos and advertisements (mainly for motor vehicles). It has strong creative and production functions and its productions feature international movie stars.

The Media Company and its subsidiaries have obtained relevant movie/television program production, publication and distribution licenses from SARFT.

(iv) ***Results***

The consolidated results of the Media Company are set out with notes in the accountants' report contained in Appendix V to the Circular. The consolidated results are:

	For the year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	4,773	25,840	76,989
Cost of sales	(3,499)	(20,133)	(33,875)
Gross profit	1,274	5,707	43,114
Other revenues	40	22	600
Marketing, selling and distribution costs	(4,753)	(9,504)	(10,638)
Administration expenses	(2,769)	(4,174)	(6,255)
Provision of impairment for programmes and film righs	(5,212)	(25,412)	—
Other operating expenses	(2,063)	(12,562)	(8,420)
Operating (loss)/profit	(13,483)	(45,923)	18,401
Finance costs	(532)	(2,766)	(12,481)
Share of profit/(loss) of:			
associated companies	36	(69)	2,621
a cooperative joint venture	—	—	2,000
(Loss)/profit before taxation	(13,979)	(48,758)	10,541
Taxation	(80)	(248)	(6,341)
(Loss)/profit after taxation	(14,059)	(49,006)	4,200
Minority interests	200	—	(87)
(Loss)/profit attributable to shareholders	(13,859)	(49,006)	4,113

Management's discussion and analysis of the Media Group's performance is set out in Appendix VII to the Circular. The main points include:

- *Turnover*

  Turnover was mainly derived from sales of programmes and film products, licensing and sub-licensing of programmes and film rights and rendering of advertising services. Turnover for 2002 was less than RMB5 million. For the year ended 31 December 2004, turnover was approximately RMB77 million, a growth rate of approximately threefold over 2003 turnover of approximately RMB26 million. The growth was attributable primarily to the substantial increase in programme and film rights licensing and sub-licensing activities.

- *Gross profit*

  The following table sets out the gross profit margin for each of the Media Group's major business activities for the two year ended 31 December 2004 (2002 being omitted because of small size of gross profit):

	2003	**2004**
	%	%
Sale of television programmes	6.2	13.0
Advertising and commission income	43.9	54.2
Licensing and sub-licensing of programmes and film rights	23.5	59.6
Overall gross margin	22.1	56.0

  The major reason for the increase in the gross profit margin in 2004 is because revenue from licensing and sub-licensing activities outpaced the increase in the charge for amortisation of the licensed products.

- *Net other operating expenses*

  The net other operating expenses of the Media Group mainly comprised impairment losses in respect of programmes and film rights, provision for long-term investments and others. For the year ended 31 December 2003, the Media Company recorded a significant amount of other operating

expenses due to a substantial impairment loss in respect of certain programmes and film rights amounting to approximately RMB25.4 million and a compensation expenses of approximately RMB11.0 million for failure to complete a subscription agreement with an investor.

- *Operating profit/loss*

  The Media Group recorded operating losses of approximately RMB13.5 million and approximately RMB45.9 million for the years ended 31 December 2002 and 2003 respectively but recorded an operating profit of approximately RMB18.4 million for the year ended 31 December 2004.

  The improvement in the operating results of the Media Group was mainly due to increase in turnover of the Media Group and the enhancement of gross profit margin.

- *Share of profit/loss of associated companies and return of long term investments*

  The main reason for the significant increase in the year ended 31 December 2004 was a result of the acquisition of an interest in Hainan TV in 2004. For the year ended 31 December 2004, the Media Group obtained a fixed return of approximately RMB2 million from a long-term investment it made in 2003 in accordance with the terms of the joint venture agreement. Under this joint venture agreement with 北京鑫寶源影視投資有限公司 (Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company), which is engaged in the production and sale of television dramas for a term of 20 years, the Media Group is entitled to fixed returns on its investments at the rate of RMB4 million every two years over the joint venture period.

- *Taxation*

  Members of the Media Group are subject to enterprise income tax in the PRC at a rate of 33% of the respective assessable profits prepared and calculated in accordance with the applicable PRC rules and regulations, whilst Hainan TV is subject to enterprise income tax at 15%. The increase in taxation for the three years ended 31 December 2004 was mainly due to improved operating results of the Media Group.

(v) Consolidated balance sheet of the Media Group

	As at 31 December 2004
	RMB'000
Non-current assets	
Fixed assets	14,295
Programmes and film rights *(Note 1)*	74,915
Programmes and film production in progress	11,955
Investments in associated companies *(Note 2)*	261,024
Long-term investments	20,000
Deferred tax assets	2,889
Goodwill	2,271
	387,349
Current assets	
Trade receivables	23,457
Prepayments, deposits and other receivables	27,283
Programmes and film production in progress	16,911
Amounts due from related companies	24,586
Amount due from an associated company	351
Cash and bank balances	11,488
	104,076

	As at 31 December 2004 *RMB'000*
Current liabilities	
Short-term bank loans *(Note 3)*	75,000
Other short-term loans *(Note 3)*	6,412
Trade payables	664
Other payables and accrued liabilities	12,426
Current portion of investment cost payable *(Note 4)*	135,000
Receipt in advance	15,936
Taxes payable	9,834
Amounts due to related companies	73
Amount due to an associated company	10,652
Amount due to a shareholder	1,606
Amount due to a minority shareholder	200
Amount due to immediate holding company	1,800
Current portion of finance lease payable	1,283
	270,886
Net current liabilities	(166,810)
Total assets less current liabilities	220,539
Financed by:	
Share capital	120,000
Reserves	(97,053)
Shareholders' funds	22,947
Minority interests	982
Non-current liabilities	
Loan from immediate holding company *(Note 5)*	100,000
Amount due to a shareholder *(Note 6)*	70,787
Non-current portion of investment cost payable *(Note 4)*	23,099
Non-current portion of finance lease payable	2,724
	220,539

Notes:

1. Programmes and film rights acquired from third parties are stated at acquisition costs plus film enhancement costs less amortisation and accumulated impairment losses, if any. Self-produced programmes and film products are completed programmes and films produced by the Media Group and are stated at the lower of cost and net realisable value.

   The cost of programmes and film rights is charged to the profit and loss account proportionately to the estimated projected revenues over their expected economic beneficial period ranging from 2 years to 10 years. Additional amortisation will be made if estimated projected revenues adversely differ from the previous estimation. Estimated projected revenues will be reviewed on a programme-by-programme or film-by-film basis at a regular interval.

   When programmes and film rights are sold, carrying amount of those programmes and film rights is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of programmes and film rights to net realisable value and all losses of programmes and film rights are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of programmes and film rights, arising from an increase in net realisable value, is recognised as a reduction in the amount of write-down of programmes and film rights recognised an expense in the year in which the reversal occurs.

2. Principally representing Media Company's interest in Hainan TV.

3. Short-term loans

	As at 31 December 2004
	RMB'000
Short-term bank loans *(a)*	75,000
Other short-term loans *(b)*	6,412
	81,412

   (a) A short-term bank loan of RMB5 million was guaranteed by 中財國企投資有限公司 (Chinese State-owned Enterprises Investment Co. Ltd.), a third party state-owned enterprise, with a guarantee term of three years commencing on 2 September 2003 at no cost. Another short-term bank loan of RMB70 million was guaranteed by 中國保利集團公司 (China Poly Group), a related company of the Media Company, with a guarantee term of three years commencing on 31 March 2004 at no cost.

   (b) Other short-term loans of RMB6,412,000 were secured by a pledge of certain fixed assets and long-term investments of the Media Company.

4. These amounts relate to outstanding payments for the Media Company's interest in Hainan TV.

5. This loan is due to the China Poly Group which at 31 December 2004 held a 56% interest in the Media Company. This interest is now reduced to 50% and the China Poly Group is no longer the holding company of the Media Company.

6. This amount is due to Hao Ge and remains outstanding.

- *Liquidity and financial resources*

Your attention is drawn to the consolidated cash flow statement of the Media Company contained in Appendix V to the Circular. During the year ended 31 December 2002, the Media Group recorded net cash inflow of approximately RMB16.8 million from operating activities. For each of the two years ended 31 December 2004, the Media Group recorded net cash outflows from operating activities of approximately RMB98.5 million and RMB11.1 million respectively. As at 31 December 2004, cash and cash equivalents of the Media Group amounted to approximately RMB11.5 million. The net cash outflow from operating activities for the year ended 31 December 2004 was mainly due to investments in a number of films. During the three years ended 31 December 2004, the Media Group had been operating under a net current liability position. The Media Group had a gearing ratio, representing total long-term borrowings (including non-current portion of finance lease payable, amount due to a shareholder and an immediate holding company) to shareholders' funds, of approximately 7.56 times as at 31 December 2004.

In addition to the internal generated cash flows, the Media Group also made use of short-term borrowings from its shareholders and financial institutions in the PRC to finance its operations during the three years ended 31 December 2004. Save for certain finance lease arrangements, the Media Group had long-term loans of approximately RMB1.6 million, RMB127.6 million and RMB170.8 million respectively outstanding as at 31 December 2002, 2003 and 2004. Certain fixed assets, programmes and film rights and investments of the Media Group with an aggregate net book value amounting to approximately RMB58.9 million as at 31 December 2004 were pledged for certain loans amounting to approximately RMB6.4 million as at 31 December 2004.

- *Net current liabilities*

As shown in the consolidated balance sheets of the Media Company contained in Appendix V to the Circular, the net current liabilities of the Media Group amounted to approximately RMB129.3 million, RMB69.0 million, and RMB166.8 million as at 31 December 2002, 2003 and 2004 respectively. The substantial growth of the business of the Media Group in the past few years was partly financed by borrowings, which include borrowings from shareholders and related companies and bank loans. As at 31 December 2004, the Media Group had approximately RMB158.1 million of investment cost payable in respect of Hainan TV, of which approximately RMB135 million is payable within 2005. As mentioned in the letter from

the Board, the Vendor will advance approximately HK$100 million to Anglo Alliance. As at the Latest Practicable Date, RMB99.22 million had been so advanced, approximately RMB60 million of which had been used to finance part of the payments for Hainan TV due in 2005. Out of the total amount of RMB75 million short-term bank loans outstanding as at 31 December 2004, a loan of RMB70 million was guaranteed by the China Poly Group, the existing 50% shareholder of the Media Company.

- *Capital structure*

Funding from shareholders has been one of the major sources of finance for the growth of the business of the Media Group. During the three years ended 31 December 2004, the share capital of the Media Company increased from RMB20 million to RMB120 million. In addition, as explained in the paragraph headed "Net current liabilities" above, the Media Group also relied substantially on debt funding from its shareholders and related companies. As at 31 December 2004, the total amount due to its shareholder, immediate holding company, associated companies and other related companies amounted to approximately RMB184.9 million.

3. Target Profit

The Target Profit falls into the classification of "profit forecast" under Rule 10 of the Takeovers Code and Rule 14.62 of the Listing Rules. However, it was not based on any financial projections when it was first published in the Announcement on 2 February 2005. As stated in the letter from Eddie K.K. Lau CPA Limited set out in Appendix VIII to the Circular, the Anglo Alliance Group has not prepared any profit forecasts in the past. In preparing the Circular, the Vendor has, subsequent to the Announcement, produced financial projections in respect of the Anglo Alliance Group for the 12 months ending 31 May 2006 (assuming the Acquisition will be completed on 31 May 2005). However, their accuracy cannot be checked by performance against past forecasts or budgets and they call for very substantial growth over the audited results in the accountants' report. In addition, the projections do not seem to have been prepared in the context of a formal business plan for the Anglo Alliance Group for the relevant period.

The main assumptions for the Target Profit are subject to wide variations, such as whether new films and television programmes (the major potential profit contributors) will be successful or not and also depend on subjective judgements. Of the projected turnover of the Media Company, approximately two thirds is not covered by firm orders, letters of intent or customer indications. Such assumptions may be necessary commercially to strike a deal between principals but are difficult, perhaps impossible, to verify to the standards required for a "profit forecast" in a public document. Consequently, the letter from EYCFL, the financial adviser to the Company, concerning

the Target Profit is very heavily qualified and concludes that the Target Profit was not compiled with due care and consideration. Rather, it was agreed as a consideration adjustment mechanism after arm's length negotiation between the parties to the Deed. The full text of the letter from EYCFL is set out in Appendix VIII to the Circular and Independent Shareholders are advised to read it carefully. In these circumstances, therefore, in our opinion, Independent Shareholders should not rely on the Target Profit as constituting a formal "profit forecast" as that term would normally be understood by investors. We have not so relied on it in deciding whether the terms of the Acquisition are fair and reasonable or not, although we have referred to materials prepared during the review of the Target Profit in assessing the overall growth potential of the Media Group.

4. Consideration payable by the Company

Under the terms of the UHL SP Agreement (as amended), the Company will pay the Basic Consideration of HK$366.7 million for Orient Ventures. Depending on the Audited Profit, the Company may pay up to an additional HK$183.3 million to Mr. Ko, as discussed in the section headed "Main features of the Acquisition" above.

In the letter from the Board, it is stated that the consideration was determined with reference in particular to:

(i) the established position of the Anglo Alliance Group (including Hainan TV);

(ii) the possible growth and development trend of the Anglo Alliance Group's businesses and of the PRC media industry in general; and

(iii) the quality of the management of the Anglo Alliance Group.

We have assessed the consideration against these three factors, and with reference to net assets and earnings, taken as a whole. We comment as follows:

(i) Established position of the Anglo Alliance Group

The activities of the Media Group are set out in paragraph 2(iii) above. The Vendor, Mr. Dong, started buying up film copy rights in 1996 before establishing the Media Company in 1997. The Media Group is an experienced producer of television dramas and sitcoms sold to CCTV and 30 local television stations. It has co-produced two films. In 2004, the Media Group had turnover of approximately RMB77 million, a threefold increase over 2003, and made its first profit of approximately RMB4.1 million. The Media Company bought into Hainan TV in January 2004 and, following a relaunch in July 2004, Hainan TV's audience share has improved sharply. Hainan TV made a profit of approximately RMB1,035,000 on turnover of approximately RMB80,062,000 for the year ended 31 December 2004.

By the standards of private PRC media companies, this is a relatively long track record. The experience of the senior management is described in the letter from the Board. The team is considered to represent one of the most experienced among private companies in its field in the PRC. Based on our research, there is a scarcity of recent comparable transactions. We believe that the opportunity to buy a 50% stake in a media business of this type in the PRC, particularly without any immediate cash expenditure on the part of the Group, is a rare one.

(ii) ***Growth and development trend***

In 2004, the Media Group's revenue grew threefold over 2003 and the ratio of gross profit to revenue increased from 22% to 56%. According to the Vendor, the principal growth areas in revenue as compared to the financial year 2004 will be:

(a) Movies

The Media Company expects to receive box office revenue from the distribution of seven movies during 2005/2006. Two recent movies, "Peacock" and "Passages", have received international film awards, attracting media attention. With such publicity, the Vendor is optimistic about receipts from the box office in the PRC and from overseas distribution. In 2004, the Media Company launched only one new movie.

(b) Television programmes — sitcoms and dramas

The Media Company plans to produce 720 sitcom episodes for sale to CCTV during 2005, of which 80 episodes are currently under production. In 2004, the Media Company sold 120 sitcom episodes to the Travel Channel and 40 episodes of another sitcom were sold to four local television stations.

The Media Company plans to produce or invest in 291 television drama episodes for sale to 30 television stations during 2005/2006. During 2004, it sold only 26 such episodes to television stations.

(c) Travel Channel

The Travel Channel is one of the most promising growth prospects of the Media Group. The book value of Media Group's interest in Hainan TV at 31 December 2004 was approximately RMB226.7 million, making it the Media Group's most substantial asset in terms of book value. Since relaunch in July 2004, the popularity of the Travel Channel has improved substantially, in turn increasing the attractiveness and revenue generation of its advertising time slots. As the relaunch could only benefit performance in the second half of 2004, it is reasonable to assume that a full year's contribution will be greater.

(d) Industry as a whole

Based on the management discussion and analysis set out in Appendix VII:

- domestic PRC box office income increased by 65% in 2004 over 2003;
- total income generated by television broadcasting in the PRC increased by 8.5% in 2004 over 2003; and
- total income generated by television advertising in the PRC increased by 21% in 2004 over 2003.

In addition, the media reforms being promoted by the PRC Government since 2003 are considered likely to increase growth in the industry. On the above basis, we concur that there are encouraging growth prospects for the media industry as a whole in the PRC.

(iii) Quality of management

The Media Group is managed by an experienced and qualified team headed by Mr. Dong Ping.

Mr. Dong, aged 43, was the founder of the Media Company. Mr. Dong has been the producer or co-producer of various internationally acclaimed movies on behalf of the Media Company including (i) "Devils on the Doorstep" (鬼子來了) directed by Jiang Wen (姜文) which was awarded, among others, the "Grand Prize of the Jury" in the Cannes Film Festival in 2000; (ii) "Crouching Tiger, Hidden Dragon" (臥虎藏龍) directed by Ang Lee (李安), which was awarded, among others, the "Best Foreign Language Film" in the 73rd Annual Academy Awards in 2001, and was awarded, among others, the "Best Foreign Language Film" and "Best Director — Motion Picture" in the 58th Golden Globe Awards in the same year; (iii) "Passages" (旅程) directed by Yang Chao (楊超), which was awarded the "Camera d' Or-Mention-speciale" in the Cannes Film Festival in 2004; and (iv) "Peacock" (孔雀) directed by Gu Changwei(顧長衛), which was awarded the "Jury Grand Prix — Silver Bear" of the Berlin International Film Festival in 2004 and was selected as one of the opening films in the Hong Kong Film Festival in 2005.

Mr. Dong commenced investing in the PRC film market as a private entrepreneur in 1996 by acquiring the copyrights of some 150 PRC films. Members of his management team are media professionals with experience in the advertising, movie or television industry. Brief biographies of the three other members of

senior management are set out in the section headed "Information about the management of Anglo Alliance Group" in the letter from the Board. As at 15 April 2005, the Media Group had 75 full-time staff and Hainan TV, its most important associated company (49% owned), had 205 full-time employees.

Upon completion of the Acquisition, Mr. Dong will enter into a service contract with the Company for a term of two years to act as an executive Director responsible for overseeing the media business of the Enlarged Group.

(iv) Net assets

Based on the accountants' report of the Media Group set out in Appendix V, Hao Ge and Orient Ventures would have estimated shareholders' funds as follows:

	RMB'000
Audited share capital and reserves of the Media Group as at 31 December 2004	22,947
Of which: attributable to Hao Ge's 50% interest in the Media Company	11,474
Shareholder's loan extended from Hao Ge to the Media Company as at 31 December 2004	70,787
Share capital and reserves plus shareholder's loan from Hao Ge	82,261
	HK$'000
Hongkong dollars equivalent of RMB82,261,000	76,879
Advance to Anglo Alliance by Vendor (to be assigned to Orient Ventures)	100,000
Total estimated shareholder's funds of Orient Ventures	176,879
Basic Consideration of HK$366.7 million as compared to total estimated shareholder's funds of Orient Ventures	2.1 times

Note: The above table assumes that HK$100 million advanced or to be advanced by the Vendor to Anglo Alliance is treated as an addition to shareholders' funds of Orient Ventures.

We consider that the reasons why media companies are commonly valued at a premium over net assets include certain intangibles, such as the holding of relevant licenses, employing key creative personnel and building up a library of past films and television programmes. As at 31 December 2004, the Media Group had a library of 143 Chinese feature movies and 12 television series. These are recorded at cost (see note 1 to the consolidated balance sheet of the Media Company set out in paragraph 2(v) above).

(v) ***Earnings***

Based on the accountants' report set out in Appendix V to the Circular, the Media Group made a net profit of approximately RMB4,113,000 for the year ended 31 December 2004. 50% of this amount is attributable to the Anglo Alliance Group.

Although this is a small profit, we consider it encouraging that the Media Company did break through to profitability in 2004 after previous losses. For the reasons discussed in paragraph 3 above headed "Target Profit", we have not relied on the Target Profit of HK$60 million for the Anglo Alliance Group in assessing the consideration for the Acquisition. We have concluded that there are too many uncertainties (as summarised in the letters from Eddie K.K. Lau CPA Limited and EYCFL set out in Appendix VIII) concerning the assumptions for the Target Profit to support a valid mathematical analysis of the consideration compared to future earnings.

(vi) ***Comparable companies***

We have identified the following listed companies which are engaged in media related businesses broadly comparable to that of the Media Group and the net assets value of which is up to HK$250 million (compared with the estimated shareholder's funds of Orient Ventures of approximately HK$177 million as calculated under the sub-section (iv) "Net assets" above). Our main focus is on the ratio of market capitalisation to net assets ("price to book ratio") set out in the last column.

Company name	Stock exchange/ Code	Main business	Currency	Net assets *million*	Closing price as at the Latest Practicable Date *(Note 1)*	Market capitalisation *million* *(Note 2)*	Market capitalisation/ net assets
Mei Ah Entertainment Group Limited	Hong Kong 391	(i) sales, distribution and production of films and programs (ii) film exhibition (iii) film rights licensing and sub-licensing (iv) television operations	HK$	245 (30/9/04)	0.30	232	0.9
Shaanxi Broadcast & TV Network Intermediary Co., Ltd.	Shanghai 600831	(i) advertisement (ii) networking of cable TV (iii) software development (iv) TV programme production	RMB	176 (31/12/04)	5.80	780	4.4
Riche Multi-Media Holdings Limited ("Riche")	Hong Kong 764	(i) distribution of films (ii) sub-licensing of film rights (iii) sale of advertising rights or otherwise related to the entertainment industry	HK$	71 (31/12/04)	0.405	1,925	27.1
Tidetime Sun Group Limited	Hong Kong 307	Cultural and educational media related business including multi media content production and distribution and advertising services	HK$	128 (30/9/04)	0.017	277	2.2
Mandarin Entertainment (Holdings) Limited	Hong Kong 9	(i) film distributors and licensing (ii) film processing (iii) advertising and promotional services	HK$	70 (31/12/04)	0.86	284	4.1
China Star Entertainment Limited	Hong Kong 326	(i) film production (ii) distribution of film and television drama series (iii) provision of post-production services	HK$	512 (31/12/04)	0.335	122	0.2
Average price to book ratio					–		6.5
Average price to book ratio (without Riche)							2.4

Notes:

1. Information extracted from Bloomberg

2. Calculated based on the issued share capital as at the relevant half year/year end date.

The above table shows that the comparable media companies have price to book ratios ranging from 0.2 to 27.1 times. Excluding the exceptionally high price to book ratio of 27.1 times for Riche, the average price to book ratio is approximately 2.4 times. The ratio of Basic Consideration over the estimated shareholder's funds of Orient Ventures of 2.1 times is lower than such average.

5. Method of payment

The consideration payable by the Company will be satisfied entirely by the issue of new Shares and the Convertible Notes. No cash expenditure by the Company is required. 2,700 million Shares will be issued to the Vendor at HK$0.042 each and approximately 3,047 million Shares will be issued to Mr. Ko at HK$0.049 each. On full conversion of the Convertible Notes based on the maximum consideration of HK$550 million, a further approximately 5,864 million Shares would fall to be issued to Mr. Ko at HK$0.049 each. One unusual feature of the Convertible Notes, which is in our view favourable to the Company, is that they are not repayable (although they can be converted) until the accumulated profits of the Anglo Alliance Group equal the total consideration paid by the Company.

If the Anglo Alliance Group makes an Audited Profit of over HK$40 million, payment of the Further Consideration of up to HK$183.3 million is triggered, to be satisfied by the issue of the Second Tranche Convertible Note. For Anglo Alliance to achieve this level of profitability, the Media Group (50% owned) must make profits of over HK$80 million. Consequently, we have reviewed and identified three listed profitable media companies with audited profits in excess of HK$80 million to assess the price to earnings ("P/E") multiple appropriate for a media company of proven significant profitability:

Company name	Stock exchange/Code	Main business	Currency	Net profit *million*	Closing price as at the Latest Practicable Date *(Note 1)*	Market capitalisation *million* *(Note 2)*	P/E multiple
Television Broadcasts Limited ("TVB")	Hong Kong 511	(i) terrestrial television broadcasting (ii) programme production (iii) other broadcasting related activities	HK$	719 (year ended 31/12/04)	39.10	17,126	23.8
Phoenix Satellite Television Holdings Limited	Hong Kong 8002	(i) satellite TV broadcasting (ii) programme production (iii) related services including magazines	HK$	150 (year ended 31/12/04)	1.46	7,210	48.1
Shaw Brothers Limited	Hong Kong 80	(i) Investment in TVB (ii) Property rental (iii) Film production and distribution (iv) provision of studios and filming facilities	HK$	101 (year ended 31/3/04)	9.00	3,586	35.5
Average P/E							35.8

Notes:

1. Information extracted from Bloomberg.

2. Calculated based on the issued share capital as at the relevant year end date.

The above table shows that media companies which made significant profits have a high P/E, with average being approximately 36 times.

6. Shareholding structure

The first table below sets out the shareholding structure of the Company (i) as at the date of the Announcement; and (ii) as at the Latest Practicable Date (the Placing and Top-up Subscription of about 655 million Shares was completed in February/March 2005). The second table below sets out the shareholding structure of the Company (i) immediately after completion of the UHL SP Agreement; (ii) immediately after such completion and assuming full conversion of First Tranche Convertible Note; and (iii) after conversion of the Convertible Notes in full.

	As at the date of the Announcement		As at the Latest Practicable Date	
	Number of Shares	*%*	*Number of Shares*	*%*
Mr. Ko and his concert parties	1,019,077,150	31.1%	1,019,077,150	25.9%
The Vendor	—	—	—	—
Placees	—	—	654,850,000	16.7%
Public	2,255,216,007	68.9%	2,255,216,007	57.4%
Total	3,274,293,157	100.00%	3,929,143,157	100.0%

	Immediately after completion of the UHL SP Agreement but before conversion of the Convertible Notes		Immediately after completion of the UHL SP Agreement and assuming full conversion of the First Tranche Convertible Note *(Note)*		Immediately after completion of the UHL SP Agreement and assuming full conversion of the Convertible Notes *(Note)*	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Mr. Ko and his concert parties	4,065,648,021	42.0%	6,187,784,633	52.4%	9,929,281,224	63.9%
The Vendor	2,700,000,000	27.9%	2,700,000,000	22.9%	2,700,000,000	17.4%
Placees	654,850,000	6.8%	654,850,000	5.6%	654,850,000	4.2%
Public	2,255,216,007	23.3%	2,255,216,007	19.1%	2,255,216,007	14.5%
Total	9,675,714,028	100.00%	11,797,850,640	100.0%	15,539,347,231	100.0%

Note: Based on the initial conversion price of HK$0.049 per Share.

The consideration will be fully satisfied by the Company by the issue of new Shares and the Convertible Notes. This will dilute Independent Shareholders' holdings (including the placees) from approximately 74.1% as at the Latest Practicable Date to approximately 24.7% upon full conversion of the First Tranche Convertible Note. It would further dilute Independent Shareholders' holdings from 24.7% to 18.7% assuming maximum issue and full conversion of the Second Tranche Convertible Note. This degree of dilution for Independent Shareholders is, in our opinion, significant; however, the impact on Independent Shareholders is mitigated by the fact that their smaller attributable percentage holding will be held in a greatly enlarged Group with an improved market standing. This has already produced, for example, a sharp rise in the market value of Independent Shareholders' shareholdings with price of the Shares increased from HK$0.047 on 17 December 2004 (being the last trading day before the Announcement) to a range of HK$0.102 to HK$0.169 subsequent to the Announcement and up to the Latest Practicable Date.

Although the increase in share capital is very substantial, it would not in our opinion be possible for the Company to finance a significant acquisition without issuing new equity. The present balance sheet of the Group is too small, in our opinion, to fund such an acquisition in any other manner.

7. Issue price of Shares/conversion price of the Convertible Notes

The issue price of the Consideration Shares to the Vendor of HK$0.042 per Share represents a discount of approximately 10.6% to the closing price of the Shares of HK$0.047 on 17 December 2004 (being the last trading day prior to the issue of the Announcement), a discount of approximately 14.3% to the average closing price of the Shares of HK$0.049 for the five consecutive trading days ended on 17 December 2004, and a discount of approximately 70.2% to the closing price of the Shares of HK$0.141 as at the Latest Practicable Date.

In facilitating the acquisition of the Anglo Alliance Group, Mr. Ko has agreed to accept new Shares at the average closing price of the Shares of HK$0.049 for the five consecutive trading days ended on 17 December 2004. This is a higher price per Share than the issue price of the Consideration Shares to be issued to the Vendor. Mr. Ko felt that it would be appropriate for him, as a connected person, to accept Shares at the market price rather than at a discount. The issue price of the Consideration Shares to Mr. Ko of HK$0.049 per Share and conversion price of the Convertible Notes of HK$0.049 per Share represent a premium of approximately 4.3% over the closing price of the Shares of HK$0.047 on 17 December 2004 (being the last trading day prior to the issue of the Announcement) and is equal to the average closing price of the Shares of HK$0.049 for the five consecutive trading days ended on 17 December 2004. Such prices represent a discount of approximately 65.2% to the closing price of the Shares of HK$0.141 as at the Latest Practicable Date.

Set out below are charts of the closing prices of the Shares and the trading volume of the Company for the 12 months prior to the Latest Practicable Date.

(i) Share price


(HK$)
Share Price
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
Issue price to Mr. Ko
HK$0.049 per Share
Issue price to Vendor
HK$0.042 per Share
10/5/2004
1/6/2004
2/7/2004
2/8/2004
1/9/2004
4/10/2004
1/11/2004
1/12/2004
3/1/2005
1/2/2005
1/3/2005
1/4/2005
3/5/2005
Date

(ii) Trading volume


Trading Volume (Shares)
1000000000
900000000
800000000
700000000
600000000
500000000
400000000
300000000
200000000
100000000
0
10/5/2004
1/6/2004
2/7/2004
2/8/2004
1/9/2004
4/10/2004
1/11/2004
1/12/2004
3/1/2005
1/2/2005
1/3/2005
1/4/2005
3/5/2005
Date

During the last nine months of 2004, trading in the Shares was thin and the price of the Shares remained low, ranging between approximately HK$0.04 and HK$0.07. The closing price of the Shares on 17 December 2004 (being the last trading day before the Announcement) was HK$0.047, and the 90 days' average closing price up to that date was approximately HK$0.045. On resumption of trading after the release of the Announcement, the price rose sharply to HK$0.10 and the trading volume increased substantially. In the days following the Announcement, the share price of the Company strengthened further and has subsequently remained within the range of HK$0.102 to HK$0.169.

In February/March 2005, the Placing and Top-up Subscription of approximately 655 million Shares was carried out at a price of HK$0.12 per Share. At the Latest Practicable Date, the closing market price of the Shares was HK$0.141.

The announcement of the Acquisition has, on the basis of the above charts, had a strong positive effect on both the price and the trading volume of the Shares.

Overall, the issue prices of the Consideration Shares (at HK$0.042 to the Vendor and HK$0.049 to Mr. Ko) and the conversion price of HK$0.049 for the Convertible Notes have been set close to average closing market prices of the Shares prior to the Announcement. We consider such issue prices should be viewed in conjunction with the other relevant factors summarised in the section headed "Discussion and Analysis" below.

8. Effect on pro forma earnings and net assets of the Enlarged Group

Financial information on the Enlarged Group is set out in Appendix VI to the Circular.

(i) Earnings

The Company recorded consolidated net loss of approximately HK$9.9 million for the year ended 31 December 2004. Had completion of the UHL SP Agreement been taken place on 1 January 2004, the pro forma net loss of the Enlarged Group for the year ended 31 December 2004 would have been approximately HK$30.9 million. This is mainly due to the amortisation of goodwill arising on the acquisition of the Anglo Alliance Group. On a straight line basis over 20 years, the assumed annual charge is approximately HK$22.8 million.

(ii) Net assets

The audited net assets of the Group as at 31 December 2004 were approximately HK$53.9 million (HK$0.016 per Share based on approximately 3,274 million Shares in issue at that date). Adjusting for the Placing and Top-up Subscription and taking the Group's stake in DVN at market price, we estimate the Group's adjusted net assets to be approximately HK$328.8 million (HK$0.084 per Share), as set out in paragraph 1(iii)(b) above and based on approximately 3,929 million Shares in issue.

The Media Company will be accounted for as an associated company of the Enlarged Group, the unaudited pro forma consolidated balance sheet of which is set out in Appendix VI. Hao Ge will be a holding company and its only material asset will be its interest in its 50%-owned associated company, the Media Company.

Based on the financial information set out in Appendix VI, the Enlarged Group would have shareholder's funds of HK$416.6 million (equivalent to HK$0.043 per Share, based on an enlarged share capital of approximately 9,675.7 million Shares). After deducting goodwill of approximately HK$424.3 million, the Enlarged Group will have negative net tangible assets of approximately HK$7.7 million (a net deficit of approximately HK$0.001 per Share).

(iii) ***Working capital***

As stated in the paragraph headed "Working capital" in Appendix VI to the Circular, the Directors are of the opinion that, taking into account the present internal resources, the Enlarged Group has sufficient working capital for its present requirements for at least the next 12 months from the date of this Circular.

We understand that the Directors' view on working capital has been formed chiefly on the basis of projected cash flows of the Company and its subsidiaries, which do not include the Media Company. On this basis, we concur with the Directors' view. We have been informed that the Media Group has no material capital commitments except to pay the outstanding amounts of approximately RMB98.1 million (being total outstanding investment cost of approximately RMB158.1 million as at 31 December 2004, less RMB60 million investment cost settled subsequent to the year ended 31 December 2004) in respect of its investment in Hainan TV. If the Media Company required funding for some or all of this outstanding payment, the Enlarged Group could draw on its surplus liquidity, including the net proceeds of approximately HK$76 million from the recent Placing and Top-up Subscription and its unpledged holding in DVN with a current market value in excess of HK$200 million.

(iv) ***Gearing***

As at 28 February 2005, the Enlarged Group had outstanding loans of approximately HK$118.3 million. As the Media Company will be accounted for as an associate, its borrowings will not be shown on the Enlarged Group's balance sheet. The total outstanding borrowings of the Enlarged Group would increase to approximately HK$222.3 million had the UHL SP Agreement been completed and after the issue of the First Tranche Convertible Note. The pro forma gearing ratio (calculated on the basis of total borrowings of approximately HK$222.3 million divided by pro forma total assets of approximately HK$566.2 million) of the Enlarged Group would be approximately 39%. Assuming the maximum amount of the Second Tranche Convertible Note is issued, total borrowings would be increased to HK$405.6 million and based on pro forma total assets of HK$749.5 million, the gearing would be approximately 54%. These levels of gearing seem

to us to remain within prudent limits, particularly as the Convertible Notes cannot be redeemed for cash until the accumulated net profits of the Anglo Alliance Group have reached the aggregate of the Basic Consideration (HK$366.7 million) and any Further Consideration.

9. Risk factors

Independent Shareholders should be aware of the following risk factors affecting the Enlarged Group:

(i) Government regulation of the media industry in the PRC

The media industry in the PRC is subject to the regulations and restrictions of SARFT. For example, there are foreign ownership limitations on holders of licences for movie and television drama production and distribution. Due to such regulations and restrictions, it is currently not legally possible for the Group to acquire over 50% control of certain businesses and operate them. There is no assurance that such legal and regulatory restrictions in the PRC will be lifted soon or at all or that there will not be further restrictions and requirements imposed or that Anglo Alliance will be able to obtain special approvals or exemptions from such restrictions or requirements. These not only restrict Anglo Alliance's present businesses, but also certain proposed future developments. Accordingly, the prospects and profitability of Anglo Alliance may be adversely affected by these limitations.

(ii) Censorship of advertising content by the PRC Government

The advertising industry in the PRC is governed by the Advertising Law which came into effect on 1 February 1995. Advertisers, advertising operators and distributors that engage in advertising activities are required to comply with applicable procedures and provisions under the Advertising Law. If operations are determined to be in breach of the Advertising Law, penalties may be imposed which include fines, confiscation of advertising fees, orders to cease dissemination of the relevant advertisement and orders to publish an advertisement with corrective information. The PRC Government may also revoke the licence pursuant to which Anglo Alliance's advertising business operates.

(iii) ***Actual financial performance of the Anglo Alliance Group is likely to vary materially from the prospective financial information contained in this circular***

The Target Profit contained in Appendix VIII to the Circular is included for the purpose of providing Independent Shareholders with further background information on the Anglo Alliance Group. The achievement of the Target Profit relies on very substantial growth and/or improvement on audited results during 2002-2004. The Target Profit is based upon a number of assumptions as set out in Appendix VIII, some of which are subjective and difficult to substantiate. The opinions of the Company's consultant accountants and financial advisers as regards the Target Profit are qualified. As a result, Independent Shareholders are urged not to rely on the Target Profit and to base their decision as to voting on the factors summarised in the section headed "Discussion and Analysis" below.

(iv) ***Possible further equity issues***

The Media Company has funded its growth partly by shareholders' loans. The Company is funding the Acquisition in part by issue of the Convertible Notes. While the Directors consider the Enlarged Group will have sufficient working capital, there is no guarantee that an issue of further equity may not be needed in due course. In addition, the conversion of the Convertible Notes is likely to dilute Independent Shareholders' interests in due course, as discussed under paragraph 6 "Shareholding structure" above.

(v) ***Reliance on key management personnel***

The directors and senior management of the Media Company, particularly the Vendor, possess substantial experience in PRC media business and have made a significant contribution to the development of the Media Company. The Vendor has not yet signed a service contract with the Enlarged Group, although it is expected he will do so. The Media Company's daily operation depends significantly on the performance of its key management personnel. In the event that the Media Company loses the services of any of its key management personnel and fails to find suitable and competent replacements, the operation and profitability of the Media Company may be adversely affected.

(vi) ***Local competition***

The Anglo Alliance Group faces competition from domestic and international players. There are a number of groups seeking to expand their presence in the PRC media businesses or to enter the market. The Anglo Alliance Group's profitability may be adversely affected if there is downward pricing pressure arising from these competitors or if there are more competitors in the future.

WHITEWASH WAIVER

As illustrated in the above shareholding chart, upon completion of the UHL SP Agreement, the percentage of voting rights held by Mr. Ko and his concert parties in the Company will increase from approximately 25.9% to:

(i) approximately 42.0% of the issue share capital of the Company as enlarged by the issue of the 3,046,570,871 and 2,700,000,000 Consideration Shares pursuant to the UHL SP Agreement and the Deed respectively but before conversion of the Convertible Notes; and

(ii) approximately 63.9% of the issue share capital of the Company as enlarged by the issue of 3,046,570,871 and 2,700,000,000 Consideration Shares pursuant to the UHL SP Agreement and the Deed respectively and assuming the maximum consideration is paid and full conversion of the Convertible Notes (which would involve the issue of a further 5,863,633,203 new Shares at a conversion price of HK$0.049).

Mr. Ko has been the Chairman and the largest shareholder of the Company since 1994.

Immediately after completion of the UHL SP Agreement, the interests of Mr. Ko and his concert parties would increase from 25.9% to 42.0% of the enlarged share capital of the Company. Following full conversion of the First Tranche Convertible Note, such interest would increase from 42.0% to 52.4%, significantly over the "creeper" limit of 2%. Under the provisions of Rule 26 of the Takeovers Code, Mr. Ko and his concert parties would be required to make a mandatory general offer for all the Shares not owned by him and his concert parties when their interests in the Company (i) exceed 30% upon the issue of the Consideration Shares; and (ii) increase by over the 2% creeper limit from 42.0% upon conversion of the Convertible Notes.

An application for the Whitewash Waiver has been made to the Executive on behalf of Mr. Ko and his concert parties. The Executive has indicated that, subject to the approval by the Independent Shareholders at the EGM by way of a vote taken by poll, it will waive the obligation of Mr. Ko and his concert parties to make a general offer which would result from the issuance of the Consideration Shares pursuant to the UHL SP Agreement and the Deed and from the conversion of the Convertible Notes.

Shareholders should note that if the resolution in respect of the Whitewash Waiver is rejected by the Independent Shareholders at the EGM, Mr. Ko will not proceed further with the UHL SP Agreement. In other words, a general offer obligation on the part of Mr. Ko and his concert parties will not arise if the Whitewash Waiver is rejected. Instead, the UHL SP Agreement will be terminated, since its completion is conditional upon granting of the Whitewash Waiver (such condition precedent cannot and will not be waived).

Shareholders should also note that, after completion of the UHL SP Agreement and assuming full conversion of the Convertible Notes, Mr. Ko and his concert parties would hold over 50% of the voting rights of the Company. In such circumstances, Mr. Ko and his concert parties would be free to acquire further voting rights in the Company without triggering any general offer obligation under Rule 26 of the Takeovers Code.

DISCUSSION AND ANALYSIS

For the year ended 31 December 2004, the turnover of the Group stabilised at the low level of approximately HK$39 million. Costs have been controlled but there seems little management can do to return the Group to significant profitability without some substantial new initiative. One bright spot in this lacklustre overall performance has been the DVN Group. Although DVN is still loss-making, the response from the stock market to DVN's association with Motorola has been encouraging, making the Group's stake in DVN substantially its most valuable asset.

In reviewing the Acquisition, we have taken the view that the Directors are following the same general strategy as in the case of DVN, which we consider to have been successful so far. Both transactions involve growth through associated company stakes, relying in part on co-operation with an independent third party. In the case of DVN and Motorola, DVN has obtained a substantial amount of capital and technical assistance from Motorola to improve DVN's digital broadcasting business in the PRC. In the case of the Acquisition, the Company's existing business, which has declined to a low level of activity and is encountering heavy competition, will benefit from the injection of the Media Group where, in sharp contrast to the Group, turnover tripled in 2004 compared to 2003.

The response of the stock market to the announcement of the Acquisition has been encouraging. Following the release of the Announcement, the share price of the Company rose from HK$0.047 to HK$0.10. This performance has been maintained, despite some delay in publishing the Circular, and the substantial conditions to which the Acquisition remains subject. The Placing and Top-up Subscription of 654,850,000 Shares was successfully completed in February/ March 2005 at a price of HK$0.12 per Share. At the Latest Practicable Date, the closing market price of the Shares was HK$0.141. We attribute this strong stock market response to investors' renewed hope for the future of the Company following the announcement of its planned entry into the PRC media business.

The proposed purchase of Orient Ventures has a somewhat complex structure and constitutes a connected transaction. However, we consider the involvement of the Chairman, Mr. Ko, in purchasing Anglo Alliance (through Orient Ventures) facilitates the eventual control of Anglo Alliance by the Company. We understand from the Directors that the Vendor was not prepared to sell Anglo Alliance if the sale was subject to conditions such as Independent Shareholders' approval.

The business and structure of the Anglo Alliance Group is set out in paragraph 2 above and in the letter from the Board. It is principally engaged in production in the PRC of movies, television programmes and advertising. As set out in paragraph 4(ii)(d) above, we consider this is a growth industry in the PRC. The opportunity to participate in such activities has been limited and the growth in turnover of the Media Company over the past three years has been rapid. There are also risk factors to consider as set out in paragraph 9 above, particularly as regards the strict regulatory environment and unproven future profitability. Independent Shareholders should bear in mind that restrictions on media activities in the PRC apply and the Group's attributable interest in the Media Company will be, for the immediate future, a maximum of 50%.

The Basic Consideration to be paid on completion by the Company for Orient Ventures is now reduced to HK$366.7 million (from HK$550 million) under the amended UHL SP Agreement. Additional consideration of up to HK$183.3 million may be payable depending on the level of the Audited Profit.

The consideration has no cash element. It will be fully satisfied by the Company by the issue of new Shares and the Convertible Notes. This will dilute Independent Shareholders' holdings from approximately 74.1% to approximately 24.7% (upon full conversion of the First Tranche Convertible Note). However, if the Company, now reduced to a small size, is to make a significant acquisition, considerable dilution for Independent Shareholders is, in our opinion, inevitable.

The issue price of the new Shares is HK$0.042 (to the Vendor) and HK$0.049 (to Mr. Ko), and the Convertible Notes are convertible at a price of HK$0.049 per Share. As an arm's length party, the Vendor was able to negotiate a small discount to the market price of the Shares prevailing when the terms of the Acquisition were negotiated. Mr. Ko, on the other hand, as the Chairman and single largest Shareholder, was prepared to accept the market price. This market price was not, in our opinion, supported by recent past profits or cash flow but is at an approximately 50% discount to our estimate of adjusted net assets per Share, taking DVN at market price.

We have assessed the level of the Basic Consideration of HK$366.7 million in conjunction with the other factors summarised below. Entry into the PRC media business represents a fresh start and new concept for the Company. It is difficult to be precise on the correct price for such a strategic move, particularly as no cash is involved and the consideration consists entirely of new Shares and Convertible Notes of the Company, the future worth of which will in turn largely depend on the success of the Media Company. We are satisfied that there are encouraging growth prospects both for the PRC media industry in general and the Media Company itself, based on the Media Group's additional production of films and television programmes and on the industry growth in 2004 over 2003, as referred to in paragraph 4(ii) above. However, we cannot determine at this stage whether growth will translate into recurrent

profits, although we note the Media Company did break through to profits in 2004. As we have been unable to make an assessment on future earnings, from the financial standpoint, we have made reference to the price to book ratio, which at 2.1 times is lower (i.e. favourable to the Company as purchaser) than the average for the comparable companies we have identified in paragraph 4(vi) above.

Summary

As regards the Acquisition in general

We have taken the following principal factors into account when reviewing the terms of the Acquisition:

- the unpromising recent performance and prospects of the Group in the absence of some new development such as the Acquisition;
- the success the Group's management has achieved with a similar expansion of DVN;
- the strong response of the stock market to the announcement of the Acquisition, with the Shares trading at levels approximately three times the pre-Announcement market price;
- the growth prospects of the Media Group particular as regards production of television dramas and sitcoms, films and the performance of Hainan TV;
- the scarcity value of the opportunity to acquire interests in an established PRC media business with an experienced management team in place;
- the ratio of the Basic Consideration to estimated shareholders' funds of the Anglo Alliance Group of 2.1 times, which is lower than the average price to book ratio of 2.4 times as set in sub-paragraph 4(vi) above, and the fact that the Media Group broke through to profitability in 2004; and
- the equity and equity linked form of the consideration, allowing the Company to make a major acquisition with no cash outlay or excessive gearing. In addition, the Convertible Notes, which form the majority of the consideration, are not repayable until the accumulated earnings of the Anglo Alliance Group reach the total consideration paid.

We have formed our opinion on the terms of the Acquisition taking these factors together as a whole.

As regards the Further Consideration

We consider that the provision for payment of the Further Consideration as contained in the UHL SP Agreement (as amended) is a fair principle. A level of profitability of over HK$40 million would have to be achieved for this payment to be triggered, making the use of a price earnings multiple to calculate the Further Consideration justified. The profitable listed media companies which we have reviewed in paragraph 5 above stand on average at a P/E ratio of approximately 36 times, substantially higher than the 9.2 times multiple on the basis of which the payment of any Further Consideration (up to a maximum of HK$183.3 million) is calculated. On this basis, we consider the amount of Further Consideration payable is reasonable to the Company bearing in mind (i) as stated above, Further Consideration will only be payable at all if substantial profitability of the Media Group is established; and (ii) the listed media groups we have reviewed which have achieved substantial profitability are rated more highly than the 9.2 times multiple on which the Further Consideration is calculated. The Company will fund any Further Consideration by the issue of the Second Tranche Convertible Note, so no cash payment would be involved.

As regards the Whitewash Waiver

The Acquisition is conditional on the grant of the Whitewash Waiver (among other things). Mr. Ko's percentage holding will increase from 25.9% at the Latest Practicable Date to 42.0% immediately after completion of the Acquisition and to a maximum of 63.9% assuming full conversion of the Convertible Notes. Mr. Ko's shareholding did exceed 30% before the recent Placing and Top-up Subscription and we note that Mr. Ko has been the Chairman and the largest Shareholder of the Company for over 10 years.

REFRESHMENT OF THE GENERAL MANDATE

The general mandate to allot and issue new Shares granted to the Directors at the annual general meeting of the Company held on 30 June 2004 was fully utilised for the issue of 654,850,000 Shares pursuant to the Placing and Top-up Subscription.

In order to provide flexibility to the Company and cater for equity fund raising exercises in the future, the Board proposes to renew the mandate at the EGM.

In accordance with Rule 13.36(4) of the Listing Rules, the Directors (including Mr. Ko) and their respective associates will abstain from voting on the resolution at the EGM to consider and approve the New General Mandate. If the Independent Shareholders approve the New General Mandate, the Directors will be entitled to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the EGM or, in the event completion of the UHL SP Agreement takes place, 20% of the aggregate nominal amount of the share capital of the Company in issue at the completion date of the UHL SP Agreement.

The Directors have made a statement in the Circular that they are of the opinion that, taking into account the present internal resources, the Enlarged Group has sufficient working capital for its present requirements. Nevertheless, we agree with the Directors that the New General Mandate would allow the Group to take prompt advantage of favourable market conditions to raise new equity capital. In addition, equity can be an advantageous form of consideration for acquisitions or other investments. We consider the financial flexibility afforded by the New General Mandate is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Based on the above principal factors and reasons and taking these factors and reasons as a whole as summarised in the section above headed "Discussion and Analysis", we consider the terms of the UHL SP Agreement are fair and reasonable to the Independent Shareholders and the entering into of the UHL SP Agreement is in the interests of the Company and the Shareholders as a whole. We also consider the terms of the Whitewash Waiver are fair and reasonable to the Independent Shareholders and that the approval of New General Mandate is in the interests of the Company and Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders, and we ourselves advise the Independent Shareholders, to vote in favour of the resolutions in relation to the UHL SP Agreement, the Whitewash Waiver and the New General Mandate to be proposed at the EGM.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M.N. Sabine
Chairman

1. SHARE CAPITAL

The authorised and issued capital of the Company as at the Latest Practicable Date were as follows:

	Ordinary shares of HK$0.01 each		Preference shares of HK$0.01 each		
	No. of shares		No. of shares		Amount
	000	*HK$'000*	*000*	*HK$'000*	*HK$'000*
Authorised	5,000,000	50,000	240,760	2,408	52,408
Issued and fully paid					
As at 31 December 2004	3,274,293	32,743	240,760	2,408	35,151
New Shares issued under the Placing and Top-up Subscription	654,850	6,549	—	—	6,549
As at the Latest Practicable Date	3,929,143	39,292	240,760	2,408	41,700

The Company intends to increase the authorised share capital to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares.

All Shares rank pari passu in respect of capital, dividends and voting.

Preference Shares

Preference shareholders are entitled to convert a specific number of their preference shares into Shares on a one-for-one basis (subject to adjustments) during the specified periods. The preference shareholders are also entitled to receive a non-cumulative cash dividend which will be paid at the same rate and at the same time as any dividend declared by the Company in respect of the Shares.

Share Options

Pursuant to the 10-year term share option scheme adopted by the Company on 30 July 2002, the maximum number of Shares Options can be granted under the share option scheme shall not exceed 277,429,315 Shares, representing 10% of the total number of Shares in issue at the time the share option scheme was adopted.

On 1 December 2004, the Company has granted 277,400,000 Share Options at HK$0.054 exercisable from 1 January 2005 to 31 December 2009, and all of these Share Options were outstanding as at the Latest Practicable Date.

2. FINANCIAL SUMMARY FOR THE THREE YEARS ENDED 31 DECEMBER 2004

Set out below is a summary of the audited financial results of the Group for the three years ended 31 December 2002, 2003 and 2004.

Consolidated Profit and Loss Accounts

	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover	38,630	30,011	51,791
Cost of sales	(31,091)	(24,567)	(35,714)
Gross profit	7,539	5,444	16,077
Other revenues	6,280	7,837	2,702
Marketing, selling and distribution costs	(1,007)	(1,233)	(13,677)
Administration expenses	(16,564)	(15,246)	(86,753)
Impairment loss on investment securities	—	(44,508)	(63,382)
Net gain on dilution of interest in an associated company/subsidiaries	14,289	11,503	23,684
Net other operating (expenses)/income	(1,944)	8,497	(32,907)
Operating profit/(loss)	8,593	(27,706)	(154,256)
Finance costs	(2,563)	(4,634)	(3,979)
Share of losses of:			
Jointly controlled entities	—	—	(1,727)
Associated companies	(14,869)	(37,511)	(11,393)
Loss before taxation	(8,839)	(69,851)	(171,355)
Taxation	(1,092)	(195)	—
Loss after taxation	(9,931)	(70,046)	(171,355)
Minority interests	—	—	76,252
Loss attributable to shareholders	(9,931)	(70,046)	(95,103)
	HK cents	*HK cents*	*HK cents*
Loss per share — basic	(0.3)	(2.4)	(3.4)

The Group did not record any exceptional item in the three years ended 31 December 2004 and did not declare any dividend in respect of the three years ended 31 December 2004.

For each of the three years ended 31 December 2004, the auditors of the Company have expressed opinions that the financial statements of the Group gave a true and fair view of the state of affairs of the Group for the relevant periods or as at the relevant year end dates.

3. AUDITED FINANCIAL SUMMARY FOR THE YEAR ENDED 31 DECEMBER 2004

Set out below is a summary of the audited financial results of the Group for the year ended 31 December 2004 (the date to which the latest audited financial statements were made up). Capitalised terms used in this sub-section shall have the same meanings as defined in the annual report of the Company for the year ended 31 December 2004.

Consolidated Profit And Loss Account

For the year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	3	38,630	30,011
Cost of sales		(31,091)	(24,567)
Gross profit		7,539	5,444
Other revenues	3	6,280	7,837
Marketing, selling and distribution costs		(1,007)	(1,233)
Administration expenses		(16,564)	(15,246)
Impairment loss on investment securities		—	(44,508)
Net gain on dilution of interest in an associated company		14,289	11,503
Net other operating (expenses)/income		(1,944)	8,497
Operating profit/(loss)	5	8,593	(27,706)
Finance costs	6	(2,563)	(4,634)
Share of loss of associated companies		(14,869)	(37,511)
Loss before taxation		(8,839)	(69,851)
Taxation	7	(1,092)	(195)
Loss after taxation		(9,931)	(70,046)
Minority interests		—	—
Loss attributable to shareholders	8 & 26	(9,931)	(70,046)
		HK cents	HK cents
Loss per share — basic	9	(0.30)	(2.41)

Consolidated Balance Sheet

As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Non current assets			
Fixed assets	11	2,520	2,560
Intangible assets	12	—	1,685
Interests in associated companies	14	15,348	15,837
Investment securities	15	36,000	36,000
Other assets	16	2,065	4,533
		55,933	60,615
Current assets			
Inventories	17	105	901
Trade receivables	18	1,687	2,765
Preference dividends receivable	15(b)	21,797	15,984
Prepayments, deposits and other receivables	19	305	31,973
Short-term investments	20	—	4,605
Cash and bank balances		14,152	16,425
		38,046	72,653
Current liabilities			
Trade payables	21	338	63
Taxation payables		1,092	—
Other payables and accrued liabilities	22	33,640	39,365
Short-term loan — secured	23	—	20,000
		35,070	59,428
Net current assets		2,976	13,225
Total assets less current liabilities		58,909	73,840
Financed by:			
Share capital	25	35,151	35,151
Reserves	26	18,758	28,689
Shareholders' funds		53,909	63,840
Minority interests	24	—	—
		53,909	63,840
Non-current liabilities			
Amount due to a fellow subsidiary	24	5,000	10,000
		58,909	73,840

Balance Sheet

As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Non current assets			
Investments in subsidiaries	13	59,240	51,317
Current assets			
Prepayments, deposits and other receivables		1	—
Short-term investments	20	—	532
Cash and bank balances		547	9,930
		548	10,462
Current liabilities			
Other payables and accrued liabilities	22	155	319
Net current assets		393	10,143
Total assets less current liabilities		59,633	61,460
Financed by:			
Share capital	25	35,151	35,151
Reserves	26	24,482	26,309
		59,633	61,460

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Net cash generated from/(used in) operations	27(a)	17,573	(3,114)
Interest paid		(2,563)	(4,634)
Net cash generated from/(used in) operating activities		15,010	(7,748)
Investing activities			
Interest received		36	31
Purchases of fixed assets		(517)	(32)
Proceeds from disposal of fixed assets		—	71
Net cash outflow from disposal of subsidiaries	27(b)	(19)	—
Net cash (used in)/generated from investing activities		(500)	70
Net cash inflow/(outflow) before financing activities		14,510	(7,678)
Financing activities			
Proceeds on issue of shares, net of expenses		—	14,564
Increase/(decrease) in amounts due to fellow subsidiary		3,217	(14,728)
(Repayment)/advancement of short-term loan		(20,000)	20,000
Net cash (outflow)/inflow from financing activities		(16,783)	19,836
(Decrease)/increase in cash and cash equivalents		(2,273)	12,158
Cash and cash equivalents at 1 January		16,425	4,267
Cash and cash equivalents at 31 December		14,152	16,425
Analysis of balances of cash and cash equivalents			
Cash and bank balances		14,152	16,425

Consolidated Statement of Changes in Equity
For the year ended 31 December 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000*
Total equity as at 1 January		63,840	119,322
Issue of shares	*25 & 26*	—	15,000
Share issue expenses	*25 & 26*	—	(436)
Net loss for the year	*26*	(9,931)	(70,046)
Total equity as at 31 December		53,909	63,840

Notes to the Accounts

1. Corporate information

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 27 May 2002 under the Company Law (2002 Revision) (Cap. 22) of the Cayman Islands.

2. Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, except for short-term investments, as further explained below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c) Fixed assets

(i) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Fixed assets are depreciated on the straight-line basis to write off their cost or accumulated impairment losses over their estimated useful lives as follows:

Long-term leasehold land and buildings outside Hong Kong	Shorter of 25 years or over the lease terms
Plant, equipment and other assets	3 to 10 years

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(ii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(e) ***Intangibles***

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition and is amortised on a straight-line basis over the useful live of 20 years.

(ii) *Research and development costs*

Research costs are expensed as incurred. Costs incurred on development projects are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expected as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(f) ***Investments***

(i) *Investments securities*

Investment securities, represent investments in listed and unlisted equity securities which are intended to be held for a continuing strategic or long-term purposes, are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) *Short-term investments*

Short-term investments are carried at their fair values as at the balance sheet date. Unrealised gains or losses arising from the changes in fair values of these investments are recognised in the profit and loss account. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) ***Inventories***

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) ***Translation of foreign currencies***

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(i) ***Trade receivables***

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(j) ***Cash and cash equivalents***

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(k) ***Provisions***

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(l) ***Contingent liabilities and contingent assets***

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(m) ***Deferred taxation***

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) ***Revenue recognition***

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Management fee income is recognised on an accrual basis.

Securities trading income is recognised when the title has passed.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(o) ***Employee benefits***

(i) *Employee leave entitlements*

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity and other non-accumulating compensated absences are not recognised until the time of leave.

(ii) *Retirement benefit costs*

The Group operates a defined contribution retirement benefits scheme (the "Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the Scheme. The Scheme became effective on 1 December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they became payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Group in an independent administered fund. The Group's employer contributions vest fully with the employees when contributed into the Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the Scheme.

The Company's subsidiaries in the People's Republic of China (the "PRC") except Hong Kong are members of a state-managed retirement benefits scheme operated by the government of the PRC except Hong Kong. The retirement scheme contributions, which are based on a certain percentage of the salaries of the subsidiaries' employees, are charged to the profit and loss account in the period to which they relate and represent the amount of contributions payable by these subsidiaries to the scheme.

(iii) Equity compensation benefits

Share options are granted to directors and to employees at a price determined in accordance with the Company's share option scheme on the date of the grant and are exercisable, at that price. No compensation expense is recognised. When the share option are exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to fixed assets *(note 11)* and intangible assets *(note 12)*.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. **Turnover and revenues**

The Group is principally engaged in the trading of home audio and video equipment and components, securities trading, and provision of computer telephony integration engineering and IP related services. Revenues recognised during the year are as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Turnover		
Sales of goods	18,180	16,362
Share trading	16,561	7,644
Provision of computer telephony integration engineering and IP related services	3,889	6,005
	38,630	30,011
Other revenues:		
Preference dividend income from an associated company	5,813	5,813
Commission income	65	671
Interest income	36	31
Management fee income from:		
Related companies	—	900
Associated companies	144	200
Others	212	160
Miscellaneous	10	62
	6,280	7,837
Total revenues	44,910	37,848

4. **Segment information**

Primary reporting format — business segments

The Group is organised into three main business segments:

(i) Home Audio — trading of home audio and video equipment and components;

(ii) Telecommunications — provision of computer telephony integration engineering and IP related services; and

(iii) Share Trading — securities trading.

There are no sales between the business segments.

	2004			
	Home Audio	Tele-communications	Share Trading	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	18,180	3,889	16,561	38,630
Segment results	(3,092)	(354)	1,249	(2,197)
Write back unrealised loss of short-term investments				3,946
Write-off of bad and doubtful debts				(1,589)
Net gain on dilution of interest in an associated company				14,289
Loss on sale of subsidiaries				(836)
Provision for the deposit for investment in joint venture				(2,468)
Unallocated costs				(2,552)
Operating profit				8,593
Finance costs				(2,563)
Unallocated share of losses of an associated company				(14,869)
Loss before taxation				(8,839)
Taxation				(1,092)
Loss after taxation				(9,931)
Minority interests				—
Loss attributable to shareholders				(9,931)
Segment assets	21,168	5,229	535	26,932
Investment in associated companies				15,348
Unallocated assets				51,699
Total assets				93,979
Segment liabilities	32,313	755	1,534	34,602
Unallocated liabilities				5,468
				40,070
Capital expenditure				
Allocated				—
Unallocated				517
Depreciation				
Allocated	262	29	—	291
Unallocated				134
Amortisation				52

	2003			
	Home Audio	Tele-communications	Share Trading	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	16,362	6,005	7,644	30,011
Segment results	(790)	(2,864)	4,056	402
Net unrealised loss of short-term investments				(3,946)
Write back of provision of bad and doubtful debt				21,036
Impairment loss on investment securities				(44,508)
Net gain on dilution of interest in an associated company				11,503
Provision for bad debts				(298)
Unallocated costs				(11,895)
Operating loss				(27,706)
Finance costs				(4,634)
Unallocated share of losses of an associated company				(37,511)
Loss before taxation				(69,851)
Taxation				(195)
Loss after taxation				(70,046)
Minority interests				—
Loss attributable to shareholders				(70,046)
Segment assets	827	8,417	4,073	13,317
Investment in associated companies				15,837
Unallocated assets				104,114
Total assets				133,268
Segment liabilities	20	2,251		2,271
Unallocated liabilities				67,157
				69,428
Capital expenditure				
Allocated		18		18
Unallocated				14
Depreciation				
Allocated	8	2,778		2,786
Unallocated				671
Amortisation		368		368
Write-off of development costs		92		92
Other non-cash expenses	124	50		174

Secondary reporting format — geographical segments

The Group operates in two geographical areas:

(i) Hong Kong — Trading of home audio and video equipment and components and securities trading; and

(ii) Mainland China — Provision of computer telephone integration engineering and IP related services.

There are no sales between the geographical segments.

2004	Turnover	Segment results	Total assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	34,741	8,947	71,766	517
Mainland China	3,889	(354)	6,865	—
	38,630	8,593	78,631	517
Impairment loss on investment securities		—		
Operating profit		8,593		
Interests in associated companies			15,348	
			93,979	

2003	Turnover	Segment results	Total assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	24,006	19,666	109,014	14
Mainland China	6,005	(2,864)	8,417	18
	30,011	16,802	117,431	32
Impairment loss on investment securities		(44,508)		
Operating loss		(27,706)		
Interests in associated companies			15,837	
Total assets			133,268	

5. **Operating profit/(loss)**

Operating profit/(loss) is stated after crediting and charging the following:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Crediting		
Net gain on disposal of fixed assets	—	26
Write-back of provision for inventory	116	—
Write-back of unrealised loss of short-term investments	3,946	—
Write-back of provision for bad and doubtful debts	—	21,036
VAT refund	323	—
Gain on redemption of preferred shares	—	5,793
Charging		
Cost of inventories sold	18,049	17,013
Cost of services provided	2,407	3,966
Depreciation	425	3,457
Auditors' remuneration	495	450
Loss on sale of subsidiaries	836	—
Staff costs (excluding directors' remuneration, note 10(a)):		
Wages and salaries	2,099	1,502
Unutilised annual leave	19	—
Termination benefits	58	—
Contributions to defined contribution Mandatory Provident Fund:		
Current year	73	71
Underprovided in prior year	57	—
	2,306	1,573
Operating lease rentals:		
Land and buildings	703	1,324
Equipment	—	416
	703	1,740
Amortisation of intangibles:		
Goodwill	52	104
Development costs	—	368
Write-off of development costs	—	92
Write-off of inventories	112	—

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Charging		
Provision for bad and doubtful debts	—	298
Write-off of bad and doubtful debts	1,589	870
Loss on disposal of fixed assets	47	—
Net unrealised loss of short-term investments	—	3,946
Provision for settlement of legal dispute	—	13,852
Provision for the deposit for investment in joint venture	2,468	—
Exchange losses, net	124	—

6. **Finance costs**

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Interest expenses on:		
Short-term loan	396	2,166
Amount due to a fellow subsidiary		
— wholly repayable within five years	2,167	2,468
	2,563	4,634

7. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the year (2003: Nil). No overseas profits tax provision has been made in the accounts as the Group did not have any assessable profit for the year (2003: Nil).

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Loss before taxation	(8,839)	(69,851)
Calculated at a taxation rate of 17.5% (2003: 17.5%)	(1,547)	(12,224)
Effect of different rates in other countries	1,342	568
Income not subject to taxation	(3,550)	(53,053)
Expenses not deductible for taxation purposes	4,490	59,570
Unrecognised tax losses	357	5,139
Under-provision of taxation in prior years	—	195
Taxation charge	1,092	195

No provision for deferred tax has been made in the accounts as the crystallisation of the net deferred tax asset in the foreseeable future is uncertain.

Deferred income tax assets are not recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is not probable. As at 31 December 2004, the Group had unrecognised tax losses of approximately HK$274,321,000 (2003: HK$294,276,000) to carry forward against future taxable income, of which approximately HK$16,452,000 of these tax losses will expire in 2009.

8. Loss attributable to ordinary shareholders

The loss attributable to ordinary shareholders is dealt with in the accounts of the Company to the extent of HK$1,827,000 (2003: loss of HK$71,937,000).

9. Loss per share

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$9,931,000 (2003: HK$70,046,000) and on the weighted average number of 3,274,293,157 (2003: 2,897,580,828) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31 December 2004 and 2003 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

10. Directors' and senior management's emoluments

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company for the year are as follows:

	2004 *HK$'000*	**2003** *HK$'000*
Fees:		
Non-executive directors:	471	288
Other emoluments:		
Executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind	2,305	1,896
Contributions to defined contribution Mandatory Provident Fund	15	12
	2,791	2,196

The emoluments of the directors fell within the following bands:

	2004 Number of directors	**2003 Number of directors**
Emolument bands		
Nil — HK$1,000,000	5	3
HK$1,500,001 — HK$2,000,000	1	1
	6	4

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

No emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group, or as compensation for loss of office.

(b) ***Five highest paid individuals***

The five individuals whose emoluments were the highest in the Group for the year include two (2003: one) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2003: four) individuals for the year are as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Basic salaries, housing benefits, other allowances and benefits in kind	862	1,115
Contributions to defined contribution Mandatory Provident Fund	36	49
	898	1,164

The emoluments fell within the following bands:

	Group	
	2004	**2003**
Emolument bands		
Nil — HK$1,500,000	3	4

11. **Fixed assets**

	Group		
	Long-term leasehold land and buildings outside Hong Kong	**Plant, equipment and other assets**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
Cost			
At 1 January 2004	2,907	8,518	11,425
Additions	—	517	517
Write-offs	—	(367)	(367)
Disposals	—	(250)	(250)
Disposal of subsidiaries *(note 27(b))*	—	(100)	(100)
At 31 December 2004	2,907	8,318	11,225
Accumulated depreciation			
At 1 January 2004	696	8,169	8,865
Charge for the year	114	311	425
Write-offs	—	(367)	(367)
Disposals	—	(203)	(203)
Disposal of subsidiaries *(note 27(b))*	—	(15)	(15)
At 31 December 2004	810	7,895	8,705
Net book value:			
At 31 December 2004	2,097	423	2,520
At 31 December 2003	2,211	349	2,560

12. Intangible assets

	Goodwill	Group Development costs	Total
	HK$'000	*HK$'000*	*HK$'000*
Year ended 31 December 2004			
At 1 January 2004	1,685	—	1,685
Amortisation charge *(note 5)*	(52)	—	(52)
Disposal of subsidiaries *(note 27(b))*	(1,633)	—	(1,633)
At 31 December 2004	—	—	—
At 31 December 2004			
Cost	2,075	—	2,075
Accumulated amortisation and write-offs	(442)	—	(442)
Disposal of subsidiaries *(note 27(b))*	(1,633)	—	(1,633)
Net book value	—	—	—
At 31 December 2003			
Cost	2,075	1,415	3,490
Accumulated amortisation	(390)	(1,415)	(1,805)
Net book value	1,685	—	1,685

13. Investments in subsidiaries

	Company 2004	Company 2003
	HK$'000	*HK$'000*
Unlisted shares at cost	193,018	193,018
Provision for impairment loss	(140,000)	(140,000)
	53,018	53,018
Amount due from subsidiaries	31,883	672
Amounts due to subsidiaries	(25,661)	(2,373)
	59,240	51,317

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal operating subsidiaries are set out in note 34 to the accounts.

14. Interests in associated companies

	Group 2004 HK$'000	Group 2003 HK$'000
Share of net assets	7,660	7,793
Goodwill on acquisition of associated companies less amortisation	8,023	8,470
Net amounts due to associated companies	(335)	(426)
	15,348	15,837
Market value of listed investments	164,312	126,917
Investments at cost:		
Listed shares, in Hong Kong	276,514	276,514
Unlisted shares, in the PRC	1,636	1,636
	278,150	278,150

The balances with associated companies are unsecured, interest-free and have no fixed terms of repayment.

The principal associated companies at 31 December 2004 are as follows:

Name	Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2004	Interest held indirectly 2003	Principal activities and place of operation
(i) DVN GROUP					
DVN (Holdings) Limited ("DVN")	Bermuda	HK$51,637,000 ordinary	21.95%	25.09%	Investment holding
DVN (Group) Limited	British Virgin Islands	US$10 ordinary US$15,000,000 preference	21.95%	25.09%	Investment holding
DVN (Management) Limited	Hong Kong	HK$2 ordinary	21.95%	25.09%	Provision of administrative services in Hong Kong
Dynamic Network Limited	British Virgin Islands	US$1 ordinary	21.95%	25.09%	Investment holding
DVN Technology Limited	Hong Kong	HK$2 ordinary	21.95%	25.09%	Design, integration and installation of digital broadcasting equipment and development of related software and products in Hong Kong and Southeast Asian countries

Name	Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2004	Interest held indirectly 2003	Principal activities and place of operation
DVN Technology (Shenzhen) Co. Limited	People's Republic of China	HK$6,000,000 registered capital	21.95%	25.09%	Development of hardware and software in relation to digital broadcasting in PRC
DVB Technology (Suzhou) Company Limited	People's Republic of China	RMB100,000,000 registered capital	15.37%	17.56%	Trading of digital broadcasting equipment and related products in PRC
Digital Video Networks Company Limited	People's Republic of China	US$8,000,000 registered capital	21.95%	25.09%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC
Digital Video Networks (Shanghai) Company Limited	People's Republic of China	US$5,000,000 registered capital	21.95%	25.09%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC
Telequote Data International Limited	Hong Kong	HK$10,000 ordinary	21.95%	25.09%	Provision of international financial market information and selective consumer data in Hong Kong
Telequote Network (Singapore) Pte. Limited	Singapore	SGD2 ordinary	21.95%	25.09%	Provision of international financial market information and selective consumer data in Singapore
Show Case International Limited	British Virgin Islands	US$1 ordinary	21.95%	25.09%	Holding of film rights in the PRC
Victory Beat Limited	British Virgin Islands	US$1 ordinary	21.95%	25.09%	Investment holdings
(ii) 北京電發網博科技有限公司	People's Republic of China	RMB 5,000,000 registered capital	35.00%	35.00%	Provision of IP telephone services

Information relating to of the operating results and financial position of the DVN Group, a significant associated company, which are based on their audited accounts for the year ended 31 December 2004, are as follows:

Operating results for the year

	2004	2003
	HK$'000	*HK$'000*
Turnover	169,236	73,252
Loss for the year	59,734	140,065

Summary of balance sheet as at 31 December

	2004	2003
	HK$'000	*HK$'000*
Fixed assets	36,343	61,768
Intangible assets	28,075	27,752
Investment in a jointly controlled entity	6,685	7,717
Current assets	211,382	158,222
Current liabilities	(135,754)	(109,692)
Non current liability	(80)	(116)
Minority interests	(117,761)	(118,263)
Shareholders' equity	28,890	27,388

There was no material contingent liability for the associated company as at 31 December 2004 and 2003.

15. **Investment securities**

	Group	
	2004	2003
	HK$'000	*HK$'000*
Listed shares, at costs		
— outside Hong Kong *(note a)*	23,414	23,414
Unlisted shares, at costs		
— outside Hong Kong *(note b)*	143,508	143,508
	166,922	166,922
Less: Provision for impairment loss		
— listed shares	23,414	23,414
— unlisted shares	107,508	107,508
	130,922	130,922
	36,000	36,000
Market value of listed shares *(note a)*	1,287	—

Notes:

(a) The listed shares outside Hong Kong represent the holding of 1,500,000 shares (representing 6.8% of the common stock) in a company which was incorporated in the United States of America and was listed on the National Association of Securities Dealer Over-The-Counter Bulletin Board ("OTCBB"). The investee company was delisted since 3 October 1998 and was relisted for trading in 2004. The market value of this listed investment was based on the closing market price of US$0.11 quoted on the OTCBB as at 31 December 2004.

(b) At 31 December 2004, the Group held 15,000,000 non-voting exchangeable preference shares of DVN (Group) Limited, an associated company, at HK$143,508,000. These preference shares are exchangeable, after current year adjustment, to approximately 26,420,000 ordinary shares of DVN, a listed associated company, to an adjusted conversion price of HK$4.40 per share and are subject to adjustment. Fixed cumulative cash dividend on preference shares is receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year. Dividend income receivable at 31 December 2004 amounted to HK$21,797,000.

The directors have made a provision for impairment loss of approximately HK$107,508,000 at 31 December 2004 (2003: HK$107,508,000) against this investment.

16. Other assets

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Deposit for investment in joint venture	—	2,468
Club debentures	2,065	2,065
	2,065	4,533

17. Inventories

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Finished goods	105	901

At 31 December 2004, the carrying amount of inventories that are stated at net realised value amounted to HK$105,000 (2003: HK$901,000).

18. Trade receivables

At 31 December 2004, the aging analysis of trade receivables is as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
0 — 3 months	1,125	750
4 — 6 months	85	1,716
Over 6 months	477	299
	1,687	2,765

The majority of the Group's sales are on credit with credit terms of 30-90 days.

19. Prepayments, deposits and other receivables

The Group's prepayments, deposits and other receivables as at 31 December 2003 included redeemable preference shares with a face value of HK$24,138,000, which was fully redeemed during the year.

20. Short-term investments

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:				
Listed in Hong Kong	—	4,073	—	—
Listed outside Hong Kong	—	532	—	532
Market value of listed equity securities	—	4,605	—	532

21. Trade payables

At 31 December 2004, the aging analysis of trade payables is as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
0 — 3 months	18	30
Over 6 months	320	33
	338	63

22. **Other payables and accrued liabilities**

	Group		Company	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits received, accrued charges and other payables	2,178	5,669	155	319
Amount due to a fellow subsidiary *(note (i))*	24,705	16,488	—	—
Provision for legal fees and settlement of legal dispute *(note (ii))*	6,757	17,208	—	—
	33,640	39,365	155	319

(i) The amount due to a fellow subsidiary at 31 December 2004 bears interest at Hong Kong dollar prime lending rate plus 2.5% (2003: prime lending rate plus 2.5%) per annum. The balance is unsecured and is repayable on demand.

(ii) The amount represents the remaining payments to be made to a customer for settlement on the legal claims arising between Universal Appliance Limited. Smoothline Limited, Greatsino Electronic Limited and the customer as agreed on 26th January 2004. An aggregate provision of US$2.1 million was made in prior year, payable as follows: (a) an initial payment of US$300,000, and (b) 18 subsequent monthly payments of US$100,000 thereafter until the total amount of US$2.1 million has been paid, which is expected to be in August 2005.

23. **Short-term loan — secured**

The short-term loan was secured against certain shares of the associated company of the Group, bears interest at 17% rate per annum, and was fully repaid in February 2004.

24. **Amount due to a fellow subsidiary**

The amount due to a fellow subsidiary bears interest at Hong Kong dollar prime lending rate plus 2.5% per annum (2003: prime lending rate plus 2.5%). The balance is unsecured and is not expected to be repaid within 1 year.

At 31 December 2004, there was an amount of HK$50,715,000 due to a fellow subsidiary which is also a minority shareholder of a subsidiary. The balance was presented as a net-off against a debit balance arising from the same minority shareholder of that subsidiary of the same amount. The balance is unsecured, interest-free and has no fixed terms of repayment.

25. **Share capital**

	Authorised				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares *'000*	*HK$'000*	No. of shares *'000*	*HK$'000*	*HK$'000*
At 1 January 2003 and 31 December 2003	240,760	2,408	5,000,000	50,000	52,408
At 1 January 2004 and 31 December 2004	240,760	2,408	5,000,000	50,000	52,408

	Issued and fully paid				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares		No. of shares		
	'000	*HK$'000*	*'000*	*HK$'000*	*HK$'000*
At 1 January 2003	240,760	2,408	2,774,293	27,743	30,151
Issue of shares	—	—	500,000	5,000	5,000
At 31 December 2003	240,760	2,408	3,274,293	32,743	35,151
At 1 January 2004 and 31 December 2004	240,760	2,408	3,274,293	32,743	35,151

The following changes in the Company's authorised and issued share capital took place during the period from 1 January 2003 to 31 December 2004:

(a) On 15 September 2003, Techral Holdings Limited ("Techral"), a substantial shareholder of the Company, and Kwan Wing Holdings Limited ("Kwan Wing"), a shareholder of the Company, entered into a private placement of 300,000,000 ordinary shares and 200,000,000 ordinary shares, respectively, in the Company of HK$0.01 each at a price of HK$0.03 per share to independent private investors. On the same date, the Company entered into an agreement with Techral and Kwan Wing for the subscription of 500,000,000 new ordinary shares of HK$0.01 each in the Company at a price of HK$0.03 per share raising net proceeds of approximately HK$14.5 million. The excess of the shares issue proceeds over the nominal value of the shares issued, net of share issue expenses of approximately HK$436,000, amounting to HK$9,564,000 was credited to the share premium account.

Preference shares

Preference shareholders are entitled to convert a specific number of their preference shares into ordinary shares of the Company on a one-for-one basis (subject to adjustments) during the specified periods. The preference shareholders are also entitled to receive a non-cumulative cash dividend which will be paid at the same rate and at the same time as any dividend declared by the Company in respect of the ordinary shares.

Share options

Pursuant to the 10-year term share option scheme ("Option Scheme") adopted by the Company on 30 July 2002, the Company can grant options to Qualified Persons (as defined in the Option Scheme) for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholders' approval, the maximum number of shares options that can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

Subscription price in relation to each option pursuant to the Option Scheme shall not be less than the higher of (i) the closing price of the shares as stated in Stock Exchange's daily quotation sheets on the date on which the option is offered to a Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares of the Company. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the board of directors of the Company.

Share options granted during the year are as follows:

Date of share options granted	Number of share options outstanding as at 1 January 2004	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options outstanding as at 31 December 2004	Exercise period	Exercise price per share
						HK$
1/12/2004	—	277,400,000	—	277,400,000	1/1/2005 to 31/12/2009	0.054
	—	277,400,000	—	277,400,000		

26. Reserves

Group

	Share premium	Merger reserve (i)	Currency translation	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2003	162,789	860,640	(171)	(934,087)	89,171
Issue of shares	9,564	—	—	—	9,564
Net loss for the year	—	—	—	(70,046)	(70,046)
At 31 December 2003	172,353	860,640	(171)	(1,004,133)	28,689
At 1 January 2004	172,353	860,640	(171)	(1,004,133)	28,689
Net loss for the year	—	—	—	(9,931)	(9,931)
At 31 December 2004	172,353	860,640	(171)	(1,014,064)	18,758
Reserve retained by:					
Company and subsidiaries	172,353	860,640	(171)	(950,291)	82,531
Associated company	—	—	—	(63,773)	(63,773)
At 31 December 2004	172,353	860,640	(171)	(1,014,064)	18,758
Reserve retained by:					
Company and subsidiaries	172,353	860,640	(171)	(955,229)	77,593
Associated company	—	—	—	(48,904)	(48,904)
At 31 December 2003	172,353	860,640	(171)	(1,004,133)	28,689

Company

	Share premium (ii)	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2003	162,789	(74,107)	88,682
Issue of shares	9,564	—	9,564
Loss for the year	—	(71,937)	(71,937)
At 31 December 2003	172,353	(146,044)	26,309
At 1 January 2004	172,353	(146,044)	26,309
Loss for the year	—	(1,827)	(1,827)
At 31 December 2004	172,353	(147,871)	24,482

Notes:

(i) The merger reserve of the Group was derived from the difference between the nominal value of the Company's shares issued to acquire the issued share capital of Universal Appliances Limited pursuant to the group reorganisation in 2002, and the consolidated net asset value of Universal Appliances Limited so acquired. Under the Companies Law (2003 Revision) (Cap. 22) of the Cayman Islands, the merger reserve is distributable to shareholders under certain prescribed circumstances.

(ii) The share premium of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the group reorganisation in 2002, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Law (2003 Revision) (Cap. 22) of the Cayman Islands, a company may make distributions to its members out of the share premium under certain prescribed circumstances.

27. **Notes to the consolidated cash flow statement**

(a) ***Reconciliation of operating profit/(loss) from ordinary activities to net cash inflow/(outflow) from operations***

	2004 HK$'000	2003 HK$'000
Operating profit/(loss) before taxation	8,593	(27,706)
Interest income	(36)	(31)
Depreciation	425	3,457
Provision for the deposit for investment in joint venture	2,468	—
Amortisation of intangible assets	52	472
Write-off of development costs	—	92
Disposal of fixed assets	47	(26)
Loss on disposal of subsidiaries	836	—
Net gain on dilution of interest in an associated company	(14,289)	(11,503)
Provision for impairment loss on investment securities	—	44,508
Operating (loss)/profit before working capital changes	(1,904)	9,263
Decrease in amounts due to associate companies	(91)	(467)
Decrease in short-term investments	4,605	7,002
Decrease in inventories	796	5,026
Decrease/(increase) in trade receivables, preference dividends receivable, prepayments, deposits and other receivables	26,772	(33,880)
(Decrease)/increase in trade payables, other payables and accrued liabilities	(12,605)	9,942
Net cash inflow/(outflow) from operations	17,573	(3,114)

(b) ***Sale of subsidiaries***

Details of disposal of subsidiaries:

	2004 HK$'000	2003 HK$'000
Net assets disposal of:		
Fixed assets	85	—
Deposits, prepayments and other receivables	161	—
Cash and bank balances	20	—
Accrued liabilities and other payables	(1,062)	—
	(796)	—
Write-off of unamortised goodwill	1,633	
Loss on disposal	(836)	—
	1	—
Represented by:		
Cash consideration	1	—

Analysis of net cash outflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2004 *HK$'000*	2003 *HK$'000*
Cash consideration received	1	—
Cash and cash equivalents of disposed subsidiaries	(20)	—
Net outflow of cash and cash equivalents	(19)	—

28. Contingent liabilities

The Group and the Company had no material contingent liability as at 31 December 2004 (2003: Nil).

29. Commitments

(a) Commitments under operating leases

At 31 December 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings	
	2004 *HK$'000*	2003 *HK$'000*
Not later than one year	313	313
Later than one year and not later than five years	—	313
	313	626

	Equipment	
	2004 *HK$'000*	2003 *HK$'000*
Not later than one year	—	416
Later than one year and not later than five years	—	340
	—	756

(b) The Group and the Company had no material capital commitment at 31 December 2004 (2003: Nil).

30. Related party transactions

During the year, the maximum amount of advances due to a wholly owned subsidiary of Kwan Wing was approximately HK$34 million (2003: HK$43 million) *(notes 22 and 24)*.

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime rate plus 2.5% per annum and has no fixed terms of repayment. The total interest paid on the advances for the year ended 31 December 2004 amounted to HK$2,167,000 (2003: HK$2,468,000).

31. Post balance sheet event

Subsequent to the balance sheet date, the following transactions were entered into by the Group:

(i) On 2 February 2005, the Company entered into a sale and purchase agreement to acquire 49% effective beneficial interest of the registered capital in Asia Union Film and Media ("Media Company") at a maximum consideration of HK$550.0 million (subject to adjustments), through the acquisition of Orient Ventures Limited ("Orient Ventures") (a wholly owned company of Mr. Johnson Ko) ("Mr. Ko"), which will acquire 100% equity interest in Anglo Alliance Co., Limited ("Anglo Alliance") upon the completion of a deed on the same date. Upon completion of the acquisition, Beijing Hao Ge ShengShi Film & TV Culture Co, Limited ("Hao Ge"), a 98% owned subsidiary of Anglo Alliance, will become a sino-foreign joint venture and will hold 50% of the registered capital in Media Company.

The consideration of HK$550.0 million will be satisfied by the Company issuing 3,046,570,871 shares and 2,700,000,000 shares at an issue price of HK$0.049 and HK$0.042 per share respectively, and issuing a HK$287.3 million convertible note at a conversion price of HK$0.049 per share. After the completion of the acquisition, Orient Ventures Limited, Anglo Alliances Co., Limited and Beijing Hao Ge ShengShi Film & TV Culture Co, Limited will become subsidiaries of the Company. Media Company will become a 49% owned associated company of the Company. The acquisition is condition upon the approval from the shareholders of the Company in the extraordinary general meeting to be held after the despatch of the circular. Details of the transactions are disclosed in the Company's announcement dated 2nd February 2005.

(ii) On 22 February 2005, the Company issued a total of 654,850,000 shares at an issue price of HK$0.12 per share raising net proceeds of HK$76 million, as a result of a Placing and Subscription Agreement ("Agreement") entered into between the Company, Kwan Wing Holdings Limited ("Kwan Wing"), a company wholly owned by Mr. Ko, Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing which Mr. Ko has approximately 96% beneficial interest in Techral (Kwan Wing and Techral together referred as "Vendors"), and Goldbond Securities Limited (the "Placing Agent"). Pursuant to the Agreement, the Placing Agent placed 654,850,000 existing shares held by the Vendors at placing price of HK$0.12 per share, and the Vendors subscribed for the same number of new shares equal to the number of shares sold by them respectively under the placing at the subscription price of HK$0.12 per share. Details of the transactions are disclosed in the Company's announcement dated 23 February 2005.

32. Ultimate holding company

The directors regard Kwan Wing, a company incorporated in the British Virgin Islands, as being the ultimate holding company.

33. Approval of accounts

The accounts were approved by the board of directors on 15 April 2005.

34. Particulars of principal subsidiaries

The table below lists out the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Name	Place of incorporation	Nominal value of issued preference share/ ordinary share/ registered capital	Interest held	Principal activities and place of operation
Beijing E-Pay Net Technology Co. Ltd.	PRC*	US$2,680,000 registered capital	70%	Provision of communication Services in the PRC
Beijing Jiya Telecommunication Engineering Co Ltd	PRC*	RMB2,680,000 registered capital	70%	Provision of computer telephony integration engineering service in the PRC
Barnwell Enterprises Limited	Hong Kong	HK$2 ordinary	#100%	Administrative services in Hong Kong
Entertainment Soundview Limited	Hong Kong	HK$10,000 ordinary	100%	Marketing and sales of home audio/video products in Hong Kong
Global Assets Limited	Hong Kong	HK$5,000,000 ordinary	100%	Group treasury and trading of audio and video equipment and components in Hong Kong
Million Way Enterprises Limited	British Virgin Islands	US$1 ordinary	100%	Investment holding
Netbroad Communication Limited	British Virgin Islands	HK$1 ordinary	100%	Investment holding
Prime Pacific International Limited	British Virgin Islands	US$50,000 ordinary	67%	Investment holding
Smoothline Limited	Hong Kong	HK$7,500,000 ordinary	100%	Design, manufacturing and marketing of telecommunication products — inactive
Super China Development Limited	British Virgin Islands	US$1 ordinary	100%	Investment holding
Universal Appliances Limited	Hong Kong	HK$499,373,000 ordinary HK$43,337,000 preference	#100%	Investment holding

* Co-operative joint venture

\# Shares held directly by the Company

Except for Barnwell Enterprises Limited and Global Assets Limited, all other statutory accounts for year ended 31 December 2004 are not audited by PricewaterhouseCoopers.

4. MATERIAL CHANGE

Save for the Placing and Top-up Subscription completed in February 2005 which provided the Group with a gross proceed of HK$78.6 million and the entering into of the UHL SP Agreement, the Directors are not aware of any material change in the financial or trading position or prospect of the Group since 31 December 2004, the date to which the latest published audited accounts of the Company were made up.

The following is the text of a report setting out the financial information of Orient Ventures for the period from 1 October 2003 to 31 December 2003 and the year ended 31 December 2004, prepared for the sole purpose of inclusion in this circular, received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
Universal Holdings Limited

13 May 2005

Dear Sirs,

We set out below our report on the financial information relating to Orient Ventures Limited ("Orient Ventures") for the period from 1 October 2003 (date of incorporation) to 31 December 2003 and for the year ended 31 December 2004 (the "Relevant Periods"), for inclusion in the circular of Universal Holdings Limited (the "Company") dated 13 May 2005 (the "Circular") in connection with the proposed acquisition by the Company of a 49% effective beneficial interest in 北京保利華億傳媒文化有限公司 (Asian Union Film and Media) ("Media Company") through a series of arrangements as set out in Note 9 of section V below.

Orient Ventures was incorporated in the British Virgin Islands on 1 October 2003 as a limited liability company and has been dormant since its incorporation.

Orient Ventures has adopted 31 December as its financial year end date. No statutory audited financial statements of Orient Ventures have been prepared since its date of incorporation as there is no statutory requirement for Orient Ventures to prepare audited financial statements.

For the purpose of this report, the director of Orient Ventures has prepared the financial statements of Orient Ventures for the Relevant Periods ("HK GAAP accounts") in accordance with accounting principles generally accepted in Hong Kong and accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The director of Orient Ventures is responsible for preparing the HK GAAP accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently. We have performed an independent audit on the HK GAAP accounts in accordance with Statements of Auditing Standards issued by the HKICPA.

The financial information set out in sections I to VI below (the "Financial Information") has been prepared by the director of Orient Ventures based on the HK GAAP accounts. We have examined the Financial Information in accordance with Statements of Auditing Standards issued by the HKICPA and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The director of Orient Ventures is responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of Orient Ventures as at 31 December 2003 and 2004 and of the results and cash flows of Orient Ventures for the Relevant Periods.

I. PROFIT AND LOSS ACCOUNTS

	Note	**Period from 1 October 2003 (date of incorporation) to 31 December 2003** *HK$*	**Year ended 31 December 2004** *HK$*
Turnover	*2*	—	—
Operating expenses		(4,290)	—
Loss before taxation		(4,290)	—
Taxation	*3*	—	—
Loss attributable to shareholder		(4,290)	—
Dividend	*4*	—	—
Basic loss per share	*5*	(4,290)	—

II. BALANCE SHEETS

		As at 31 December	
		2003	2004
	Note	*HK$*	*HK$*
Current assets			
Cash and bank balances		8	8
Current liabilities			
Amount due to shareholder	*7*	4,290	4,290
Net current liabilities		(4,282)	(4,282)
Total assets less current liabilities		(4,282)	(4,282)
Represented by:			
Share capital	*8*	8	8
Accumulated loss		(4,290)	(4,290)
Shareholder's deficit		(4,282)	(4,282)

III. CASH FLOW STATEMENTS

	Note	Period from 1 October 2003 (date of incorporation) to 31 December 2003	Year ended 31 December 2004
		HK$	*HK$*
Operating activities			
Loss before taxation		(4,290)	—
Increase in amount due to shareholder		4,290	—
Net cash flow from operating activities		—	—
Financing activities			
Issuance of share	*8*	8	—
Net cash flow from financing activities		8	—
Increase in cash and bank balances		8	—
Cash and bank balances, beginning of period/year		—	8
Cash and bank balances, end of period/year		8	8

IV. STATEMENTS OF CHANGES IN EQUITY

	Note	Period from 1 October 2003 (date of incorporation) to 31 December 2003 HK$	Year ended 31 December 2004 HK$
Total deficit at the beginning of the period/year		—	(4,282)
Issuance of share	8	8	—
Loss attributable to shareholder		(4,290)	—
Total deficit at the end of period/year		(4,282)	(4,282)

V. NOTES TO THE FINANCIAL INFORMATION

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. Orient Ventures has not early adopted these new HKFRSs in the financial statements for the Relevant Periods. The director of Orient Ventures considered that the adoption of these new HKFRSs would not have a significant impact on its results of operations and financial position.

(b) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

(c) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2. TURNOVER AND REVENUE

Orient Ventures has been dormant since its incorporation and therefore no revenue was generated during the Relevant Periods.

3. TAXATION

No Hong Kong profits tax was provided as Orient Ventures had no assessable profit arising in or derived from Hong Kong for the Relevant Periods

No provision for deferred tax assets or liabilities has been made in the financial statements as there are no significant temporary differences for the Relevant Periods.

4. DIVIDEND

No dividend had been paid or declared by Orient Ventures during the Relevant Periods.

5. LOSS PER SHARE

The calculation of the basic loss per share for the Relevant Periods is based on Orient Ventures's loss attributable to the shareholder of HK$4,290 and HK$Nil, respectively, divided by 1 ordinary share in issue during the period from 1 October 2003 (date of incorporation) to 31 December 2003 and the year ended 31 December 2004.

Fully diluted loss per share has not been presented as there was no dilutive potential ordinary share outstanding as at 31 December 2003 and 2004, respectively.

6. DIRECTORS' EMOLUMENTS

None of the director of Orient Ventures received or will receive any fees or emoluments in respect of his service to Orient Ventures during the Relevant Periods.

No emoluments were paid by Orient Ventures to its director as an inducement to join or upon joining Orient Ventures, or as compensation for loss of office.

7. AMOUNT DUE TO SHAREHOLDER

The amount due to shareholder is unsecured, interest-free and has no fixed repayment terms.

8. SHARE CAPITAL

	As at 31 December	
	2003	2004
	US$	*US$*
Authorised:		
50,000 ordinary shares of US$1 each	50,000	50,000

	As at 31 December	
	2003	2004
	HK$	*HK$*
Issued and fully paid:		
1 ordinary share of US$1 each	8	8

On the date of incorporation, 1 ordinary share of US$1 (equivalent to HK$8) was issued by Orient Ventures at par.

9. SUBSEQUENT EVENTS

Subsequent to 31 December 2004, the following series of transactions, involving the Company, Mr. Ko Chun Shun, Johnson ("Mr. Ko"), a director and a shareholder of the Company and the sole shareholder of Orient Ventures, Orient Ventures, Mr. Dong Ping, owner of Anglo Alliance Co., Ltd ("Anglo Alliance"), Anglo Alliance, 北京浩歌盛世影視文化有限公司(Beijing Hao Ge Sheng Shi Film & TV Culture Co, Ltd.) ("Hao Ge") and Media Company, are being arranged in connection with the proposed acquisition by the Company of a 49% effective beneficial interest in Media Company:

— **The reorganisation**

Media Company and its subsidiaries are principally engaged in the production of television drama, investment in films production and advertisement production in the PRC. Media Company's principal associated company, 海南海視旅遊衛視傳媒有限責任公司(Hai Nan Haishi Tourist Statellite TV Media Co., Ltd.), is engaged in the production of television programmes (other than news) for a satellite television channel in Hainan province of the PRC.

As at 31 December 2004, Media Company was 44% held by Hao Ge, which is an investment holding company. As part of the reorganisation, Hao Ge became a sino-foreign joint venture on 24 March 2005 and holds 50% of the registered capital in Media Company, and Anglo Alliance owns 98% equity interest in Hao Ge while the remaining 2% equity interest is held by the spouse of Mr. Dong Ping. Apart from holding the investment in Hao Ge and Media Company, respectively, by Anglo Alliance and Hao Ge, these two companies do not have any other business activities.

— **A deed dated 2 February 2005 (the "Deed")**

On 2 February 2005, the Company, Orient Ventures and Mr. Ko entered into the Deed with Mr. Dong Ping pursuant to which Orient Ventures has conditionally agreed to acquire from Mr. Dong Ping the entire issued share capital of Anglo Alliance for a maximum consideration of HK$550 million upon the satisfaction of certain conditions precedent, including the completion of the reorganisation, to the reasonable satisfaction of Orient Ventures as set out in detail in the announcement dated 2 February 2005. Pursuant to the Deed, Mr. Ko has agreed to guarantee the performance by Orient Ventures of its obligations under the Deed and the loan due from Anglo Alliance to Mr. Dong Ping outstanding as at the completion of the Deed will also be assigned by Mr. Dong Ping to Orient Ventures.

The above consideration was determined based on the factors as described below and will be adjusted according to the audited net profit of the Anglo Alliance group for the 12 months period commencing from the completion date of the Deed. The consideration of HK$550 million will be settled through (1) cash of HK$110 million which has been paid as deposit by Mr. Ko on behalf of Orient Ventures; (2) issuance of promissory notes with an aggregate principal amount of HK$326.6 million by Mr. Ko to Mr. Dong Ping upon completion of the Deed; and (3) issuance of 2,700 million new shares of HK$0.01 each in the Company at HK$0.042 per share by the Company to Mr. Dong Ping upon completion of the UHL SP Agreement as described below or cash of HK$113.4 million to be paid by Mr. Ko on the long stop date if the UHL SP Agreement, as described below, did not proceed to completion.

In March and April 2005, Mr. Dong Ping has advanced to Anglo Alliance approximately RMB99.2 million as operational funding. Pursuant to the Deed, such advance will be assigned by Mr. Dong Ping to Orient Ventures upon the completion of the Deed.

On 11 May 2005, a supplemental deed was entered into to amend, among other things, certain terms of the price adjustment mechanism under the Deed ("Supplemental Deed"). Pursuant to the Supplemental Deed, the right to any cash compensation payable by Mr. Dong Ping according to the price adjustment mechanism under the Deed as set out in detail in the announcement dated 2 February 2005 will be assigned to Mr. Ko and Mr. Ko may offset such amount against the same amount payable by Mr. Ko to Mr. Dong Ping under the promissory notes to be issued by Mr. Ko to Mr. Dong Ping upon the completion of the Deed.

— **Sale and purchase agreement dated 2 February 2005 (the "UHL SP Agreement")**

On 2 February 2005, the Company entered into the UHL SP Agreement with Mr. Ko, pursuant to which the Company has conditionally agreed to purchase from Mr. Ko and Mr. Ko has conditionally agreed to sell to the Company the entire issued share capital of Orient Ventures for a maximum consideration of HK$550 million, upon the satisfaction of certain conditions precedent, including the completion of the Deed and the passing of resolutions by shareholders of the Company as set out in detail in the announcement dated 2 February 2005. It is anticipated that Orient Ventures will be indebted to Mr. Ko as at the completion date of the UHL SP Agreement in connection with the payment of part of the consideration under the Deed. Any amount due from Orient Ventures to Mr. Ko outstanding as at the completion date of the UHL SP Agreement will be assigned by Mr. Ko to the Company.

The consideration mentioned above was determined with reference to the value of the Anglo Alliance group based on the earning potential of the Anglo Alliance group pursuant to the reorganisation making reference to the established market position of the Anglo Alliance group, the possible growth of the businesses carried out by the Anglo Alliance group and the relevant industry, the development trend of the businesses and the quality of management of the Anglo Alliance group, the terms of the Deed and the business potential of the integrated media businesses carried out by the Anglo Alliance group in the PRC.

Upon completion of the UHL SP Agreement, the Company will pay the maximum consideration of HK$550 million, subject to the adjustment described in the Deed above, by means of (1) HK$149.3 million by way of issuing 3,047 million new shares in the Company of HK$0.01 each at an issue price of HK$0.049 per share to Mr. Ko or his nominee; (2) HK$287.3 million by way of the issue of a convertible note to Mr. Ko ("Convertible Note"); and (3) the balance of the consideration payable under the Deed of HK$113.4 million by the issuance of 2,700 million new shares in the Company of HK$0.01 each to Mr. Dong Ping at HK$0.042 per share. The Convertible Note is interest-free up to the fifth anniversary of the issuance of the Convertible Note and thereafter bears interest at a rate equal to the prime rate quoted by The Hongkong and Shanghai Banking Corporation.

On 11 May 2005, a supplemental agreement was entered into to amend, among other things, the payment terms of the UHL SP Agreement ("Supplemental Agreement"). Pursuant to the Supplemental Agreement, the consideration payable by the Company for the acquisition of the entire issued share capital of Orient Ventures upon the completion of the UHL SP Agreement reduced from HK$550 million to approximately HK$366.6 million. Instead of issuing Convertible Note of approximately HK$287.3 million to Mr. Ko as set out in the UHL SP Agreement , the Company will only issue the First Tranche Convertible Note of approximately HK$103.9 million to Mr. Ko. Further consideration of an amount of up to approximately HK$183.4 million in the form of Second Tranche Convertible Note may be issued to Mr. Ko depending on the audited profit of the Anglo Alliance group for the 12 months period commencing from the completion date of the Deed. The principal terms of the First and Second Tranche Convertible Notes are substantially the same as the Convertible Note.

VI. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for Orient Ventures in respect of any period subsequent to 31 December 2004 and no dividend or distribution has been declared by Orient Ventures in respect of any period subsequent to 31 December 2004.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is the text of a report setting out the financial information of Anglo Alliance for the three years ended 31 December 2004, prepared for the sole purpose of inclusion in this circular, received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
Universal Holdings Limited

13 May 2005

Dear Sirs,

We set out below our report on the financial information relating to Anglo Alliance Co., Ltd. ("Anglo Alliance") for the years ended 31 December 2002, 2003 and 2004 (the "Relevant Periods"), for inclusion in the circular of Universal Holdings Limited (the "Company") dated 13 May 2005 (the "Circular") in connection with the proposed acquisition by the Company of a 49% effective beneficial interest in 北京保利華億傳媒文化有限公司 (Asian Union Film and Media) ("Media Company") through a series of arrangements.

Anglo Alliance was incorporated in the British Virgin Islands on 10 March 2000 as a limited liability company and has been dormant since its incorporation.

Anglo Alliance has adopted 31 December as its financial year end date. No statutory audited financial statements of Anglo Alliance have been prepared since its date of incorporation as there is no statutory requirement for Anglo Alliance to prepare audited financial statements.

For the purpose of this report, the director of Anglo Alliance has prepared the financial statements of Anglo Alliance for the Relevant Periods ("HK GAAP accounts") in accordance with accounting principles generally accepted in Hong Kong and accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The director of Anglo Alliance is responsible for preparing the HK GAAP accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently. We have performed an independent audit on the HK GAAP accounts in accordance with Statements of Auditing Standards issued by the HKICPA.

The financial information set out in sections I to VI below (the "Financial Information") has been prepared by the director of Anglo Alliance based on the HK GAAP accounts. We have examined the Financial Information in accordance with Statements of Auditing Standards issued by the HKICPA and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The director of Anglo Alliance is responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of Anglo Alliance as at 31 December 2002, 2003 and 2004 and of the results and cash flows of Anglo Alliance for the Relevant Periods.

I. PROFIT AND LOSS ACCOUNTS

No profit and loss accounts of Anglo Alliance for the Relevant Periods are presented as Anglo Alliance did not generate any revenue or incur any expenditure during the Relevant Periods.

II. BALANCE SHEETS

		As at 31 December		
		2002	**2003**	**2004**
	Note	*RMB*	*RMB*	*RMB*
Current assets				
Cash and bank balances		17	17	17
Represented by:				
Share capital	5	17	17	17
Retained earnings		—	—	—
Shareholder's funds		17	17	17

III. CASH FLOW STATEMENTS

No cash flow statements of Anglo Alliance for the Relevant Periods have been presented as Anglo Alliance did not have any cash flow activity during the Relevant Periods.

IV. STATEMENTS OF CHANGES IN EQUITY

	Year ended 31 December		
	2002	2003	2004
	RMB	*RMB*	*RMB*
Total equity as at 1 January	17	17	17
Movement during the Relevant Periods	—	—	—
Total equity as at 31 December	17	17	17

V. NOTES TO THE FINANCIAL INFORMATION

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. Anglo Alliance has not early adopted these new HKFRSs in the financial statements for the Relevant Periods. The director of Anglo Alliance considered that the adoption of these new HKFRSs would not have a significant impact on its results of operations and financial position.

(b) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

(c) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2. TURNOVER AND REVENUE

Anglo Alliance has been dormant since its incorporation and therefore no revenue was generated during the Relevant Periods.

3. DIVIDENDS

No dividend had been paid or declared by Anglo Alliance during the Relevant Periods.

4. DIRECTORS' EMOLUMENTS

None of the director of Anglo Alliance received or will receive any fees or emoluments in respect of his service to Anglo Alliance during the Relevant Periods.

No emoluments were paid by Anglo Alliance to its director as an inducement to join or upon joining Anglo Alliance, or as compensation for loss of office.

5. SHARE CAPITAL

		31 December	
	2002	**2003**	**2004**
	US$	*US$*	*US$*
Authorised:			
50,000 ordinary shares of US$1 each	50,000	50,000	50,000

		31 December	
	2002	**2003**	**2004**
	RMB	*RMB*	*RMB*
Issued and fully paid:			
2 ordinary shares of US$1 each	17	17	17

6. SUBSEQUENT EVENTS

Subsequent to 31 December 2004, a series of transactions, involving the Company, Mr. Ko Chun Shun, Johnson ("Mr. Ko"), director and a shareholder of the Company and the sole shareholder of Orient Ventures Limited ("Orient Ventures"), Orient Ventures, Mr. Dong Ping, owner of Anglo Alliance, Anglo Alliance, 北京浩歌盛世影視文化有限公司(Beijing Hao Ge Sheng Shi Film & TV Culture Co, Ltd.) ("Hao Ge") and Media Company, are being arranged in connection with the proposed acquisition by the Company of a 49% effective beneficial interest in Media Company.

Media Company and its subsidiaries are principally engaged in the production of television drama, investment in films production and advertisement production in the PRC. Media Company's principal associated company, 海南海視旅遊衛視傳媒有限責任公司(Hai Nan Haishi Tourist Statellite TV Media Co., Ltd.), is engaged in the production of television programmes (other than news) for a satellite television channel in Hainan province of the PRC. As at 31 December 2004, Media Company was 44% held by Hao Ge which is an investment holding company (and became 50% held by Hao

Ge pursuant to the reorganisation). As part of the reorganisation, pursuant to an approval obtained from the Commercial Bureau of Chao Yang District of Beijing of the PRC on 23 March 2005, Hao Ge was converted from a domestic company to a sino-foreign joint venture and accordingly, Mr. Dong Ping transferred all of his equity interest in Hao Ge and Ms. Zhao Yue, another shareholder of Hao Ge, transferred 18% of the equity interest she held in Hao Ge to Anglo Alliance at cost as determined based on registered capital of Hao Ge. Accordingly, Anglo Alliance owned 98% equity interest in Hao Ge thereafter. Apart from holding the investment in Media Company by Hao Ge, it does not have any other business activities.

In March and April 2005, Mr. Dong Ping has advanced to Anglo Alliance approximately RMB99.2 million as operational funding.

VI. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for Anglo Alliance in respect of any period subsequent to 31 December 2004 and no dividend or distribution has been declared by Anglo Alliance in respect of any period subsequent to 31 December 2004.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is the text of a report setting out the financial information of Hao Ge for the three years ended 31 December 2004, prepared for the sole purpose of inclusion in this circular, received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
Universal Holdings Limited

13 May 2005

Dear Sirs,

We set out below our report on the financial information relating to 北京浩歌盛世影視文化有限公司 (Beijing Hao Ge Sheng Shi Film & TV Culture Co, Ltd.) ("Hao Ge") for the years ended 31 December 2002, 2003 and 2004 (the "Relevant Periods"), for inclusion in the circular of Universal Holdings Limited (the "Company") dated 13 May 2005 (the "Circular") in connection with the proposed acquisition by the Company of a 49% effective beneficial interest in 北京保利華億傳媒文化有限公司 (Asian Union Film and Media) ("Media Company") through a series of arrangements.

Hao Ge was incorporated in the People's Republic of China on 10 August 2001 as a limited liability company under the Companies Law of the People's Republic of China. Hao Ge became a sino-foreign joint venture subsequent to 31 December 2004, more details about the operations of the conversion are set out in Note 11 of section V below. More details about the operations of Hao Ge are set out in Note 1 of section V below.

Hao Ge has adopted 31 December as its financial year end date. No statutory audited financial statements of Hao Ge have been prepared since its date of incorporation as there is no statutory requirement for Hao Ge to prepare audited financial statements.

For the purpose of this report, the directors of Hao Ge have prepared the financial statements of Hao Ge for the Relevant Periods ("HK GAAP accounts") in accordance with accounting principles generally accepted in Hong Kong and accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The directors of Hao Ge are responsible for preparing the HK GAAP accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently. We have performed an independent audit on the HK GAAP accounts in accordance with Statements of Auditing Standards issued by the HKICPA.

The financial information set out in sections I to VI below (the "Financial Information") has been prepared by the directors of Hao Ge based on the HK GAAP accounts. We have examined the Financial Information in accordance with Statements of Auditing Standards issued by the HKICPA and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The directors of Hao Ge are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of Hao Ge as at 31 December 2002, 2003 and 2004 and of the results and cash flows of Hao Ge for the Relevant Periods.

I. PROFIT AND LOSS ACCOUNTS

		Year ended 31 December		
		2002	**2003**	**2004**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	*1*	—	—	—
Interest income		23	1	2
Administrative expenses		(224)	(194)	(61)
Loss before taxation	*3*	(201)	(193)	(59)
Taxation	*4*	—	—	—
Loss attributable to shareholders		(201)	(193)	(59)
Dividend	*5*	—	—	—
Loss per share		N/A	N/A	N/A

II. BALANCE SHEETS

	Note	2002	2003	2004
		As at 31 December		
		RMB'000	RMB'000	RMB'000
Non-current assets				
Interest in an associated company	7	—	—	123,587
Amount due from a related company	8	1,578	47,619	—
		1,578	47,619	123,587
Current assets				
Amount due from a related party	8	195	—	—
Cash and bank balances		26	87	243
		221	87	243
Total assets less current liabilities		1,799	47,706	123,830
Represented by:				
Share capital	9	2,000	2,000	30,000
Accumulated losses		(201)	(394)	(453)
Shareholders' funds		1,799	1,606	29,547
Non-current liabilities				
Amounts due to related parties	8	—	46,100	94,283
		1,799	47,706	123,830

III. CASH FLOW STATEMENTS

	Note	2002 RMB'000	2003 RMB'000	2004 RMB'000
		Year ended 31 December		
Operating activities				
Loss before taxation		(201)	(193)	(59)
Interest income		(23)	(1)	(2)
Operating loss before working capital changes		(224)	(194)	(61)
(Increase)/decrease in amount due from a related party		(195)	195	—
Net cash (used in)/from operations		(419)	1	(61)
Interest received		23	1	2
Net cash (used in)/from operating activities		(396)	2	(59)
Investing activities				
Increase in amount due from a related company		(1,578)	(46,041)	—
Acquisition of an associated company		—	—	(52,800)
Increase in amount due from an associated company		—	—	(23,168)
Net cash used in investing activities		(1,578)	(46,041)	(75,968)
Net cash used before financing activities		(1,974)	(46,039)	(76,027)
Financing activities				
Increase in amounts due to related parties		—	46,100	48,183
Increase in paid-up capital	9	—	—	28,000
Net cash from financing activities		—	46,100	76,183
(Decrease)/increase in cash and cash equivalents		(1,974)	61	156
Cash and cash equivalents at 1 January		2,000	26	87
Cash and cash equivalents at 31 December		26	87	243

IV. STATEMENTS OF CHANGES IN EQUITY

		Year ended 31 December		
		2002	2003	2004
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Total equity as at 1 January		2,000	1,799	1,606
Increase in paid-up capital	9	—	—	28,000
Loss attributable to shareholders		(201)	(193)	(59)
Total equity as at 31 December		1,799	1,606	29,547

V. NOTES TO THE FINANCIAL INFORMATION

1. ORGANISATION AND OPERATIONS

Hao Ge was incorporated in the People's Republic of China (the "PRC") on 10 August 2001 as a limited liability company with a registered capital of RMB2,000,000, which was owned as to 80% by Ms. Zhao Yue and 20% by Mr. Zhao Chao.

On 16 March 2004, Mr. Zhao Chao transferred all his equity interest in Hao Ge to Mr. Dong Ping, spouse of Ms. Zhao Yue, at cost. On the same date, Ms. Zhao Yue transferred 75% of her equity interest in Hao Ge (i.e. 60% of the equity of Hao Ge) to Mr. Dong Ping at cost. The Company became 80% and 20% owned by Mr. Dong Ping and Ms. Zhao Yue, respectively, immediately upon the completion of the share transfers.

On 19 October 2004, Hao Ge increased its registered capital from RMB2,000,000 to RMB29,800,000 and was fulfilled by a cash contribution from its current shareholders according to their respective share of equity interest in Hao Ge.

On 23 November 2004, Hao Ge further increased its registered capital from RMB29,800,000 to RMB30,000,000 and was fulfilled by the cash contribution from its shareholders according to their respective share of equity interest in Hao Ge.

The principal activity of Hao Ge is investment holding and there was no other operating activity carried out during the Relevant Periods. Hence Hao Ge derived no turnover for the Relevant Periods.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. Hao Ge has not early adopted these new HKFRSs in the financial statements for the Relevant Periods. Hao Ge has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Associated company

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Hao Ge does not present consolidated financial statements because it does not have subsidiaries. The aggregate amounts of its share of the net assets and results of the associated company accounted for and the net assets and profit attributable to shareholders of Hao Ge should the equity basis under the provisions of Statement of Standard Accounting Practice No.10 be applied are set out in Note 7.

In Hao Ge's balance sheet the investments in associated company is stated at cost less provision for impairment losses, if any. The results of the associated company is accounted for by Hao Ge on the basis of dividends received and receivable.

(c) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

(d) Provisions

Provisions are recognised when Hao Ge has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(e) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of Hao Ge. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of Hao Ge.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(f) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(g) **Revenue recognition**

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

3. **LOSS BEFORE TAXATION**

Loss before taxation is stated after charging the following:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Write-off of other receivables	200	—	—

4. **TAXATION**

(i) **PRC Enterprise Income Tax**

Hao Ge is subject to PRC Enterprise Income Tax at a rate of 33% on its assessable profit for the Relevant Periods. No PRC Enterprise Income Tax was provided as Hao Ge had no assessable profit for the Relevant Periods.

(ii) **Hong Kong profits tax**

No Hong Kong profits tax was provided as Hao Ge had no assessable profit arising in or derived from Hong Kong for the Relevant Periods.

The taxation on Hao Ge's loss before taxation differs from theoretical amount that would arise using the taxation rate of the home country of Hao Ge as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Loss before taxation	(201)	(193)	(59)
Calculated at a tax rate of 33%	(66)	(64)	(19)
Unrecognised tax losses	66	64	19
Tax charge	—	—	—

No provision for deferred tax assets nor liabilities has been made in the financial statements as there are no significant temporary differences for the Relevant Periods.

5. DIVIDEND

No dividend had been paid or declared by Hao Ge during the Relevant Periods.

6. DIRECTORS' EMOLUMENTS

None of the directors of Hao Ge received or will receive any fees or emoluments in respect of their services to Hao Ge during the Relevant Periods.

No emoluments were paid by Hao Ge to its directors as an inducement to join or upon joining Hao Ge, or as compensation for loss of office.

7. INTEREST IN AN ASSOCIATED COMPANY

	31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Investment at cost:			
Unlisted investment in the PRC	—	—	52,800
Amount due from an associated company *(Note 8)*	—	—	70,787
	—	—	123,587

The balance with the associated company is unsecured, interest-free and not repayable in the coming twelve months.

Particulars of the associated company at 31 December 2004 are as follows:

Name	Place and date of incorporation and kind of legal entity	Registered capital	Equity interest held directly	Principal activities and place of operation
北京保利華億傳媒文化有限公司(Asia Union Film and Media), acquired on 29 October 2004	The PRC, 9 April 1997, limited liability company	RMB120,000,000	44%	Production of television drama, investment in films production and advertisement production in the PRC

Extracts of the operating results and financial position of the associated company, which are based on its financial information for the year ended 31 December 2004 (the year of the acquisition), are as follows:

Summary of results

		31 December	
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	—	—	76,989
Profit for the year	—	—	4,113

Summary of balance sheet

		31 December	
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Non-current assets	—	—	387,349
Current assets	—	—	104,076
Current liabilities	—	—	(270,886)
Non-current liabilities	—	—	(197,592)
Shareholders' funds	—	—	22,947

The associated company had no material contingent liabilities as at 31 December 2004.

For the year ended 31 December 2004, the share of net assets and results of the associated company should the equity method be applied amounted to approximately RMB31.5 million and RMB9.6 million, respectively, while the net assets and profit attributable to shareholders of Hao Ge would amount to RMB38.9 million and RMB9.5 million, respectively.

The directors of Hao Ge are of the opinion that the underlying value of the associated company is not less than its carrying value at 31 December 2004.

8. BALANCES WITH RELATED PARTIES

The amount due from a related company is unsecured, interest-free and not repayable in the coming twelve months. As at 31 December 2004, it was classified to amount due from an associated company *(see Note 7)* as a result of the acquisition of the 44% equity interest in the associated company by Hao Ge in 2004.

The amount due from a related party is unsecured, interest-free and with no fixed repayment terms.

The amounts due to related parties included amount due to Mr. Dong Ping, who became a sharehloder of Hao Ge in 2004. This will be assigned to Anglo Alliance Co., Ltd. ("Anglo Alliance"), a company wholly-owned by Mr. Dong Ping or being capitalised into equity of Hao Ge upon completion of the Deed entered into between the Company, Orient Ventures Limited and Mr. Ko Chun Shun, Johnson ("Mr. Ko"), a director and a shareholder of the Company and Mr. Dong Ping. The remaining amount represented amount due to another shareholder of Hao Ge. All balances are unsecured, interest-free and not repayable in the coming twelve months.

9. SHARE CAPITAL

		31 December	
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Registered:			
Registered capital, at the beginning of year	2,000	2,000	2,000
Increase in registered capital *(i)*	—	—	28,000
Registered capital, at the end of year	2,000	2,000	30,000
Paid-up:			
Paid-up capital, at the beginning of year	2,000	2,000	2,000
Increase in paid-up capital *(i)*	—	—	28,000
Paid-up capital, at the end of year	2,000	2,000	30,000

(i) On 19 October 2004, Hao Ge increased its registered capital from RMB2,000,000 to RMB29,800,000 and was fulfilled by the cash contribution from its shareholders according to their respective share of equity interest in Hao Ge.

On 23 November 2004, Hao Ge further increased its registered capital from RMB29,800,000 to RMB30,000,000 and was fulfilled by the cash contribution from its shareholders according to their respective share of equity interest in Hao Ge.

10. RELATED PARTY TRANSACTIONS

Save as disclosed in Note 8, no other material related party transactions have been entered into by Hao Ge during the Relevant Periods.

11. SUBSEQUENT EVENTS

On 23 March 2005, Hao Ge obtained an approval (朝商覆字[2005]2107號關於北京浩歌盛世影視文化有限公司由內資企業轉制為中外合資企業批覆) (the "Approval") from the Commercial Bureau of Chao Yang District of Beijing of the PRC for the conversion from a domestic company to a sino-foreign joint venture.

Upon receipt of the Approval, Mr. Dong Ping transferred all of his equity interest in Hao Ge and Ms. Zhao Yue transferred 18% of the equity interest in Hao Ge to a wholly-owned company of Mr. Dong Ping, Anglo Alliance, a company incorporated in the British Virgin Islands, at cost determined based on the registered capital of Hao Ge. Hao Ge then became a sino-foreign joint venture 98% owned by Anglo Alliance and 2% owned by Ms. Zhao Yue, immediately upon the completion of the share transfers. The registered capital of Hao Ge remained at RMB30,000,000. The name of Hao Ge was changed to 北京華億浩歌傳媒文化有限公司 (Beijing Hua Yi Hao Ge Media Culture Co, Ltd.).

Apart from holding the investment in Hao Ge, Anglo Alliance does not have any other business activities.

The registration of Hao Ge as a sino-foreign joint venture was completed on 24 March 2005.

Subsequent to 31 December 2004, a series of transactions, involving the Company, Mr. Ko, a director and a shareholder of the Company and the sole shareholder of Orient Ventures Limited ("Orient Ventures"), Orient Ventures, Mr. Dong Ping, owner of Anglo Alliance, Anglo Alliance, Hao Ge and Media Company, are being arranged in connection with the proposed acquisition by the Company of 49% of effective beneficial interest in Media Company.

Media Company and its subsidiaries are principally engaged in the production of television drama, investment in films production and advertisement production in the PRC. Media Company's principal associated company, 海南海視旅遊衛視傳媒有限責任公司(Hai Nan Haishi Tourist Statellite TV Media Co., Ltd.), is engaged in the production of television programmes (other than news) for a satellite television channel in Hainan province of the PRC. As at 31 December 2004, Media Company was 44% held by Hao Ge and as part of the reorganisation, Mr. Dong Ping and 保利文化藝術有限公司("Poly Culture") has transferred their 5% and 1% equity interests, respectively in Media Company to Hao Ge at a consideration determined based on the registered capital of Media Company. Hao Ge therefore holds 50% of the registered capital in Media Company accordingly.

VI. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for Hao Ge in respect of any period subsequent to 31 December 2004 and no dividend or distribution has been declared by Hao Ge in respect of any period subsequent to 31 December 2004.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is the text of a report setting out the financial information of Media Company for the three years ended 31 December 2004, prepared for the sole purpose of inclusion in this circular, received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix X, a copy of the following accountants' report is available for inspection.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
Universal Holdings Limited

13 May 2005

Dear Sirs,

We set out below our report on the financial information relating to 北京保利華億傳媒文化有限公司 (Asian Union Film and Media) ("Media Company") and its subsidiaries (hereinafter collectively referred to as "Media Group") for the years ended 31 December 2002, 2003 and 2004 (the "Relevant Periods"), for inclusion in the circular of Universal Holdings Limited (the "Company") dated 13 May 2005 (the "Circular") in connection with the proposed acquisition by the Company of a 49% effective beneficial interest in Media Company through a series of arrangements.

Media Company was incorporated in the People's Republic of China on 9 April 1997 as a limited liability company.

As at the date of this report, Media Company has direct and indirect interests in the subsidiaries and associated companies set out in Notes 35 and 15 of section V, respectively, all of which are private companies.

All companies comprising Media Group and the associated companies have adopted 31 December as their financial year end date.

No statutory audited financial statements have been prepared for Media Company's subsidiaries during the Relevant Periods as these companies are domestic companies and no such financial statements were required by the relevant authorities in their respective jurisdictions of establishment.

For the purpose of this report, the directors of Media Company have prepared the consolidated financial statements of the companies comprising Media Group and associated companies for the Relevant Periods ("HK GAAP accounts") in accordance with accounting principles generally accepted in Hong Kong and accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The directors of Media Company are responsible for preparing the HK GAAP accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently. We have performed an independent audit on the HK GAAP accounts in accordance with Statements of Auditing Standards issued by the HKICPA.

The financial information set out in sections I to VI below (the "Financial Information") has been prepared by the directors of Media Company based on the HK GAAP accounts. We have examined the Financial Information in accordance with Statements of Auditing Standards issued by the HKICPA and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The directors of Media Company are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of Media Group and of Media Company as at 31 December 2002, 2003 and 2004 and of the results and cash flows of Media Group for the Relevant Periods.

I. CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended 31 December		
		2002	**2003**	**2004**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	*3, 4*	4,773	25,840	76,989
Cost of sales		(3,499)	(20,133)	(33,875)
Gross profit		1,274	5,707	43,114
Other revenues	*3*	40	22	600
Marketing, selling and distribution costs		(4,753)	(9,504)	(10,638)
Administrative expenses		(2,769)	(4,174)	(6,255)
Provision of impairment for programmes and film rights and production in progress		(5,212)	(25,412)	—
Other operating expenses		(2,063)	(12,562)	(8,420)
Operating (loss)/profit	*5*	(13,483)	(45,923)	18,401
Finance costs	*9*	(532)	(2,766)	(12,481)
Share of profit/(loss) of:				
associated companies		36	(69)	2,621
a cooperative joint venture	*16*	—	—	2,000
(Loss)/profit before taxation		(13,979)	(48,758)	10,541
Taxation	*10*	(80)	(248)	(6,341)
(Loss)/profit after taxation		(14,059)	(49,006)	4,200
Minority interests		200	—	(87)
(Loss)/profit attributable to shareholders	*6*	(13,859)	(49,006)	4,113
Dividend	*7*	—	—	—
Basic loss/(earnings) per share		N/A	N/A	N/A

II. (A) CONSOLIDATED BALANCE SHEETS

	Note	As at 31 December 2002 RMB'000	2003 RMB'000	2004 RMB'000
Non-current assets				
Fixed assets	12	9,264	13,416	14,295
Programmes and film rights	13	48,119	43,068	74,915
Programmes and film production in progress	20	20,780	22,517	11,955
Investments in associated companies	15	699	570	261,024
Long-term prepayments	15	10,000	68,610	—
Long-term investments	16	—	20,000	20,000
Deferred tax assets	28	—	955	2,889
Goodwill	17	1,610	1,524	2,271
		90,472	170,660	387,349
Current assets				
Programmes and film production in progress	20	3,736	6,459	16,911
Amounts due from related companies	25	—	11,314	24,586
Amount due from an associated company	15	—	—	351
Amounts due from a shareholder	25	—	210	—
Prepayments, deposits and other receivables	19	12,564	30,170	27,283
Trade receivables	18	1,502	3,997	23,457
Cash and bank balances		900	4,712	11,488
		18,702	56,862	104,076
Current liabilities				
Trade payables	21	2,813	936	664
Other payables and accrued liabilities	22(a)	65,580	15,996	12,426
Receipt in advance	22(b)	4,592	10,916	15,936
Taxes payable		80	1,838	9,834
Amounts due to related companies	25	10,267	100	73
Amount due to an associated company	15	—	—	10,652
Amount due to a shareholder	25	33,037	36,443	1,606
Amount due to a minority shareholder	25	200	200	200
Amount due to immediate holding company	25	—	1,800	1,800
Current portion of finance lease payable	23	433	1,232	1,283
Current portion of investment cost payable	15	—	—	135,000
Short-term bank loans	24	—	50,000	75,000
Other short-term loans	24	31,000	6,412	6,412
		148,002	125,873	270,886
Net current liabilities		(129,300)	(69,011)	(166,810)
Total assets less current liabilities		(38,828)	101,649	220,539

		As at 31 December		
		2002	2003	2004
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Represented by:				
Share capital	*26*	20,000	40,820	120,000
Reserves	*27*	(62,195)	(70,821)	(97,053)
Shareholders' (deficits)/funds		(42,195)	(30,001)	22,947
Minority interests		—	—	982
Non-current liabilities				
Loan from immediate holding company	*25*	—	80,000	100,000
Amount due to a related company	*25*	1,578	47,619	—
Amount due to a shareholder	*25*	—	—	70,787
Non-current portion of investment cost payable	*15*	—	—	23,099
Non-current portion of finance lease payable	*23*	1,789	4,031	2,724
		(38,828)	101,649	220,539

II. (B) BALANCE SHEETS

		As at 31 December		
		2002	2003	2004
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	*12*	8,001	12,125	13,203
Programmes and film rights	*13*	48,119	43,458	76,405
Programmes and film production in progress	*20*	20,780	22,517	11,955
Investments in subsidiaries	*14*	2,000	2,000	3,780
Investments in associated companies	*15*	690	690	268,789
Long-term prepayments	*15*	10,000	68,610	—
Long-term investments	*16*	—	20,000	20,000
Deferred tax assets	*28*	—	955	2,889
		89,590	170,355	397,021
Current assets				
Amounts due from related companies	*25*	—	11,314	24,586
Amount due from an associated company	*15*	—	—	351
Amounts due from subsidiaries	*14*	1,903	3,005	7,385
Amount due from a shareholder	*25*	—	210	—
Prepayments, deposits and other receivables	*19*	12,004	27,741	25,903
Trade receivables	*18*	860	3,592	22,771
Cash and bank balances		306	2,393	7,716
		15,073	48,255	88,712
Current liabilities				
Trade payables	*21*	2,813	936	597
Other payables and accrued liabilities	*22(a)*	64,679	15,386	11,905
Receipt in advance	*22(b)*	372	1,358	1,253
Taxes payable		15	1,740	9,705
Amounts due to related companies	*25*	10,267	—	73
Amount due to an associated company	*15*	—	—	10,652
Amount due to a subsidiary	*14*	—	—	1,090
Amount due to a shareholder	*25*	33,037	36,443	1,606
Amount due to immediate holding company	*25*	—	1,800	1,800
Current portion of finance lease payable	*23*	335	1,101	1,146
Current portion of investment cost payable	*15*	—	—	135,000
Short-term bank loans	*24*	—	50,000	75,000
Other short-term loans	*24*	31,000	6,412	6,412
		142,518	115,176	256,239
Net current liabilities		(127,445)	(66,921)	(167,527)
Total assets less current liabilities		(37,855)	103,434	229,494

		As at 31 December		
		2002	2003	2004
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Represented by:				
Share capital	*26*	20,000	40,820	120,000
Reserves	*27*	(60,832)	(68,643)	(86,884)
Shareholders' (deficits)/funds		(40,832)	(27,823)	33,116
Non-current liabilities				
Loan from immediate holding company	*25*	—	80,000	100,000
Amount due to a related company	*25*	1,578	47,619	—
Amount due to a shareholder	*25*	—	—	70,787
Non-current portion of investment cost payable	*15*	—	—	23,099
Non-current portion of finance lease payable	*23*	1,399	3,638	2,492
		(37,855)	103,434	229,494

III. CONSOLIDATED CASH FLOW STATEMENTS

		Year ended 31 December		
		2002	2003	2004
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Net cash from/(used in) operations	*29(a)*	17,350	(95,717)	2,429
Interest paid		(532)	(2,766)	(12,481)
Interest received		14	22	177
PRC Enterprise Income Tax paid		—	(46)	(1,202)
Net cash from/(used in) operating activities		16,832	(98,507)	(11,077)
Investing activities				
Purchase of programmes and film rights		(30,043)	(28,703)	(53,435)
Purchase of fixed assets		(3,971)	(5,860)	(3,081)
Proceeds from disposal of fixed assets		80	57	52
Prepaid costs for other investments		(11,791)	(10,259)	—
Prepaid costs/payment for the acquisition of an associated company		—	(68,610)	(41,390)
Net cash outflow from acquisition of a subsidiary	*29(d)*	—	—	(40)
Net cash used in investing activities		(45,725)	(113,375)	(97,894)

	Note	Year ended 31 December 2002 RMB'000	2003 RMB'000	2004 RMB'000
Net cash used before financing activities		(28,893)	(211,882)	(108,971)
Financing activities	29(c)			
Draw down of other short-term loans		25,000	6,412	—
Draw down of short-term bank loans		—	50,000	70,000
Contributions from shareholders		—	61,200	48,835
Repayment of other short-term loans		—	(31,000)	—
Repayment of short-term bank loans		—	—	(45,000)
Increase/(decrease) in finance lease obligations		2,222	3,041	(1,256)
Increase in amount due to a related company/shareholder		1,578	46,041	23,168
Long-term loan from immediate holding company		—	80,000	20,000
Net cash from financing activities		28,800	215,694	115,747
(Decrease)/increase in cash and cash equivalents		(93)	3,812	6,776
Cash and cash equivalents at 1 January		993	900	4,712
Cash and cash equivalents at 31 December		900	4,712	11,488
Analysis of balances of cash and cash equivalents				
Cash and bank balances		900	4,712	11,488

IV. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended 31 December		
		2002	2003	2004
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Total deficit as at 1 January		(28,336)	(42,195)	(30,001)
Increase in paid-up capital	*26*	—	20,820	79,180
Increase/(decrease) in capital reserve	*26, 27*	—	40,380	(30,345)
Net (loss)/profit for the year		(13,859)	(49,006)	4,113
Total (deficit)/equity as at 31 December		(42,195)	(30,001)	22,947

V. NOTES TO THE FINANCIAL INFORMATION

1. ORGANISATION AND OPERATIONS

Media Company was incorporated in the People's Republic of China (the "PRC") on 9 April 1997 as a limited liability company with a registered capital of RMB1,000,000 under the name of 北京華億亞聯影視文化有限責任公司, which was owned as to 80% by Mr. Dong Ping and 20% by Mr. Gao Baohua.

On 16 August 1999, Mr. Gao Baohua transferred all his equity interest in Media Company to Mr. Zhao Chao at cost.

On 18 December 1999, Mr. Zhao Chao transferred all his equity interest in Media Company to Ms. Zhao Yue at a mutually agreed consideration of RMB471,000.

On 11 May 2001, the name of 北京華億亞聯影視文化有限責任公司 was changed to 北京北大華億影視文化有限責任公司.

On 3 September 2001, Media Company increased its registered capital from RMB1,000,000 to RMB20,000,000 and was fulfilled by the cash contribution from its shareholders according to their respective share of equity interest in Media Company. Media Company remained 80% owned by Mr. Dong Ping and 20% owned by Ms. Zhao Yue.

On 21 November 2003, Media Company increased its registered capital from RMB20,000,000 to RMB40,820,000 and was fulfilled solely by the cash contribution from 保利文化藝術有限公司 (Poly Culture & Arts Co., Ltd.) ("Poly Culture"). Media Company became 51% owned by Poly Culture, 39.2% owned by Mr. Dong Ping and 9.8% owned by Ms. Zhao Yue immediately after the completion of the increase in the registered capital.

On the same date, the name of 北京北大華億影視文化有限責任公司 was changed to 北京保利華億傳媒文化有限公司(Asian Union Film and Media), the existing name of Media Company.

On 27 September 2004, Mr. Dong Ping and Ms. Zhao Yue transferred 34.2% and 9.8%, of the equity interests they held respectively in Media Company to 北京浩歌盛世影視文化有限公司 (Beijing Hao Ge Sheng Shi Film & TV Culture Co., Ltd.) ("Hao Ge"), which is 80% and 20% owned by Mr. Dong Ping and Ms. Zhao Yue, respectively, at cost. Media Company became 51% owned by Poly Culture, 44% owned by Hao Ge and 5% owned by Mr. Dong Ping immediately upon the completion of the equity transfers on 29 October 2004.

On the same date, Media Company increased its registered capital from RMB40,820,000 to RMB120,000,000 and was fulfilled by the realisation of the capital reserve and cash contribution from its shareholders *(see Note 26)*. As at 31 December 2004, Poly Culture, Hao Ge and Mr. Dong Ping held, 51%, 44% and 5% equity interests, respectively, in Media Company.

Subsequent to 31 December 2004, Poly Culture and Mr. Dong Ping transferred their 1% and 5% equity interests in Media Company, respectively, to Hao Ge at the consideration determined based on the registered capital of Media Company.

Media Company is principally engaged in the production of television drama and investment in films production. The principal activities of the subsidiaries are set out in Note 35.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. Media Group has not early adopted these new HKFRSs in the financial statements for Relevant Periods. Media Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Notwithstanding that Media Group and Media Company had net current liabilities and significant outstanding commitments as at 31 December 2002, 2003 and 2004, and shareholders' deficits as at 31 December 2002 and 2003, the directors of Media Company are of the opinion that Media Group is able to continue as a going concern and to meet its obligations as and when they fall due based on the following:

(i) the existing shareholders of Media Company have indicated their intentions to provide financial support to Media Group in order to enable it to meet its liabilities and commitments as they fall due for a twelve months period from the latest balance sheet date of 31 December 2004;

(ii) the existing loan facility line granted by a financial institution amounting to approximately RMB70 million was extended for an additional one year to 31 March 2006; and

(iii) Poly Culture will continue to provide banking loan guarantee to Media Company to the extent of RMB350 million should it extend the loan facility lines from financial institutions.

(b) Group accounting

(i) Consolidation

The consolidated financial statements include the financial statements of Media Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which Media Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within Media Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and Media Group's share of its net assets together with any unamortised goodwill or negative goodwill.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In Media Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by Media Company on the basis of dividends received and receivable.

(ii) ***Associated companies***

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes Media Group's share of the results of associated companies for the year, and the consolidated balance sheet includes Media Group's share of the net assets of the associated companies and goodwill (net of accumulated amortisation and impairment losses) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless Media Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between Media Group and its associates are eliminated to the extent of Media Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In Media Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of the associated companies are accounted for by Media Company on the basis of dividends received and receivable.

(c) Fixed assets

(i) ***Fixed assets***

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Fixed assets, net of residual values, are depreciated on the straight-line basis to write off their cost less accumulated impairment losses over their estimated useful lives as follows:

Leasehold improvements	33% or over the terms of the leases, whichever is shorter
Properties	5%
Motor vehicles	10%
Furniture, fixtures and equipment	20% to 50%

(ii) ***Impairment and gain or loss on sale***

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) Long-term investments

Long-term investments consist of Media Group's investments in a limited liability company and a cooperative joint venture company in the PRC.

Investments made by means of joint venture structure which do not result in Media Group having joint control with other venture partners nor significant influence over the joint venture are accounted for as long-term investments. The profits and losses from operations and any distribution of surplus assets upon the expiry of the joint venture terms shared by the joint venture partners are not in proportion to their respective capital contributions but in accordance with the terms of the joint venture agreement with a fixed amount of return recognised as income.

Media Group's long-term investments are stated at cost less provision for impairment losses. The carrying amounts of long-term investment are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

(e) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(f) Finance leases

Leases that substantially transfer to Media Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in current and long-term liabilities, as appropriate. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(g) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Media Group's share of the net assets of the acquired subsidiary at the date of acquisition and is amortised on a straight-line basis over the useful live of 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

(h) Programmes and film rights

Programmes and film rights acquired from outsiders are stated at acquisition costs plus film enhancement costs less amortisation and accumulated impairment losses, if any.

Self-produced programmes and film products are completed programmes and films produced by Media Group and are stated at the lower of cost and net realisable value. Cost of programmes and film products, accounted for on a programme-by-programme or a film-by-film basis, includes production costs, cost of services, direct labour costs, facilities and raw materials consumed in the creation of a programme or a film.

The cost of programmes and film rights is charged to the profit and loss account proportionately to the estimated projected revenues over their expected economic beneficial period ranging from 2 years to 10 years. Additional amortisation will be charged if estimated projected revenues adversely differ from the previous estimation. Estimated projected revenues will be reviewed on a programme-by-programme or film-by-film basis at a regular interval.

When programmes and film rights are sold, carrying amount of those programmes and film rights is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of programmes and film rights to net realisable value and all losses of programmes and film rights are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of programmes and film rights, arising from an increase in net realisable value, is recognised as a reduction in the amount of write-down of programmes and film rights recognised as an expense in the year in which the reversal occurs.

At each balance sheet date, both internal and external market information is considered to assess whether there is any indication that assets included in programmes and film rights are impaired. If any such indication exists, the carrying amount of such assets is assessed and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(i) **Programmes and film production in progress**

Programmes and film production in progress are accounted for on a programme-by-programme or film-by-film basis and are stated at cost less any impairment in value. Cost of programmes or films under production includes production costs, costs of services, direct labour costs, facilities and raw materials consumed in the creation of a programme or a film. Upon completion, these programmes or films under production will be reclassified as programmes or film rights.

(j) **Translation of foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

(k) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivable in the balance sheet is stated at net of such provision.

(l) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(m) **Provisions**

Provisions are recognised when Media Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(n) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of Media Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of Media Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(o) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(p) **Employee benefits**

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity and other non-accumulating compensated absences are not recognised until the time of leave.

(ii) Retirement benefit costs

Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for Media Group's employees are made monthly to a government agency based on certain formulae, of which the entire portion is borne by the Media Group. The government agency is responsible for the pension liabilities relating to these employees upon their retirement. Media Group accounts for these contributions on an accrual basis and the costs of the benefits are recognised as an expense in the year in which they are incurred.

(q) **Borrowing costs**

Borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(r) **Revenue recognition**

Revenue from the sale of television programmes is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the television programmes are delivered to customers and the title has passed.

Advertising and commission income are recognised when services are rendered and revenue can be reliably measured.

Income from licensing and sub-licensing of programmes and film rights is recognised upon the delivery of the pre-recorded audio visual products and the materials for video features to the customers, in accordance with the terms of the underlying contracts.

In cases where income from licensing and sub-licensing of film rights is contingent to the receipt of revenue from the box of offices, income is only recognised when it is probable that the licensing fee will be received, which is normally when the event has occurred.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(s) **Segment reporting**

In accordance with Media Group's internal financial reporting, Media Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of programmes and film rights, programmes and film production in progress and receivables. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to fixed assets.

No geographic segment reporting is presented as Media Group's turnover and operating results are almost entirely generated from the PRC.

3. TURNOVER AND REVENUES

Media Group is principally engaged in the production of television drama, investment in films production and advertisement production. Revenues recognised during the Relevant Periods are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Licensing and sub-licensing of programmes and film rights	4,089	20,067	62,087
Sale of television programmes	481	4,100	4,808
Advertising and commission income	203	1,673	10,094
	4,773	25,840	76,989
Other revenues			
Interest income	14	22	177
Others	26	—	423
	40	22	600
Total revenues	4,813	25,862	77,589

4. SEGMENT INFORMATION

Primary reporting format — business segments

Media Group is organised into three main business segments:

(i) Licensing and sub-licensing of programmes and film rights;

(ii) Sale of television programmes; and

(iii) Advertising and commission income.

There are no sales between the business segments.

	Year ended 31 December 2002			
	Licensing and sub-licensing of programmes and film rights	Sale of television programmes	Advertising and commission income	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	4,089	481	203	4,773
Segment results	740	409	125	1,274
Other revenues				40
Unallocated costs				(14,797)
Operating loss				(13,483)
Finance costs				(532)
Share of profit of an associated company				36
Loss before taxation				(13,979)
Taxation				(80)
Loss after taxation				(14,059)
Minority interests				200
Loss attributable to shareholders				(13,859)
Segment assets	69,759	6,746	78	76,583
Investments in an associated company				699
Unallocated assets				31,892
Total assets				109,174
Segment liabilities	(3,185)	(5,583)	(290)	(9,058)
Unallocated liabilities				(142,311)
Total liabilities				(151,369)
Capital expenditure	3,089	857	25	3,971
Depreciation	(662)	(118)	(1)	(781)
Amortisation of programmes and film rights	(3,225)	—	—	(3,225)
Amortisation of goodwill				
Unallocated				(100)
Impairment charges recognised on:				
Programmes and film rights	(5,212)	—	—	(5,212)
A long-term investment				(1,791)

	Year ended 31 December 2003			
	Licensing and sub-licensing of programmes and film rights	Sale of television programmes	Advertising and commission income	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	20,067	4,100	1,673	25,840
Segment results	4,718	254	735	5,707
Other revenues				22
Unallocated costs				(51,652)
Operating loss				(45,923)
Finance costs				(2,766)
Share of loss of an associated company				(69)
Loss before taxation				(48,758)
Taxation				(248)
Loss after taxation				(49,006)
Minority interests				—
Loss attributable to shareholders				(49,006)
Segment assets	69,567	12,221	293	82,081
Investments in an associated company				570
Unallocated assets				144,871
Total assets				227,522
Segment liabilities	(2,294)	(10,744)	(344)	(13,382)
Unallocated liabilities				(244,141)
Total liabilities				(257,523)
Capital expenditure	5,644	178	38	5,860
Depreciation	(1,158)	(181)	(7)	(1,346)
Amortisation of programmes and film rights	(14,286)	—	—	(14,286)
Amortisation of goodwill				
Unallocated				(99)
Impairment charges recognised on:				
Programmes and film rights	(25,412)	—	—	(25,412)
A long-term investment				(259)

	Year ended 31 December 2004			
	Licensing and sub-licensing of programmes and film rights	Sale of television programmes	Advertising and commission income	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	62,087	4,808	10,094	76,989
Segment results	37,020	623	5,471	43,114
Other revenues				600
Unallocated costs				(25,313)
Operating profit				18,401
Finance costs				(12,481)
Share of profit of:				
associated companies				2,621
a cooperative joint venture				2,000
Profit before taxation				10,541
Taxation				(6,341)
Profit after taxation				4,200
Minority interests				(87)
Profit attributable to shareholders				4,113
Segment assets	104,161	20,455	8,866	133,482
Investments in associated companies				261,024
Unallocated assets				96,919
Total assets				491,425
Segment liabilities	(1,850)	(15,280)	(11,339)	(28,469)
Unallocated liabilities				(440,009)
Total liabilities				(468,478)
Capital expenditure	3,001	71	9	3,081
Depreciation	(1,923)	(161)	(15)	(2,099)
Amortisation of programmes and film rights	(21,588)	—	—	(21,588)
Amortisation of goodwill				
Unallocated				(8,350)
Impairment charges recognised				—

5. OPERATING (LOSS)/PROFIT

Operating (loss)/profit is stated after charging the following:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Cost of services provided	63	4,632	8,133
Depreciation			
— owned fixed assets	734	1,047	1,272
— leased fixed assets	47	299	827
Auditors' remuneration *(Note 35(a))*	—	—	—
Staff costs (including directors' remuneration, *Note 8*)	1,513	2,761	4,585
Operating lease rentals — land and buildings	1,663	2,123	2,296
Amortisation of programmes and film rights	3,225	14,286	21,588
Amortisation of goodwill	100	99	8,350
Provision for bad and doubtful debts	—	123	—
Write-off of programmes and film rights	80	—	—
Write-off of other receivables	—	600	—
Loss on disposal of fixed assets	91	305	51
Provision for impairment of programmes and film rights	5,212	25,412	—
Provision for impairment of a long-term investment	1,791	259	—

6. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The (loss)/profit attributable to shareholders is dealt with in the financial statements of Media Company to the extent of approximately RMB(12,298,000), RMB(48,191,000) and RMB12,104,000, respectively, for each of the year ended 31 December 2002, 2003 and 2004.

7. DIVIDEND

No dividend had been paid or declared by Media Company for the Relevant Periods.

8. STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Wages and salaries	1,230	2,086	3,278
Staff welfares	125	330	500
Social security costs	43	70	146
Medical benefits	41	140	386
Pension costs — state-sponsored retirement plan	74	135	275
	1,513	2,761	4,585

9. FINANCE COSTS

	Year ended 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Interest expense on:			
Bank loans (see Note 24 for details of bank loans)	—	892	4,583
Loan from immediate holding company not wholly repayable with five years	—	369	6,011
Finance lease	33	177	213
Other short-term loans wholly repayable within five year (see Note 24 for details of other short-term loans)	499	1,328	1,674
	532	2,766	12,481

10. TAXATION

(a) Income tax

The amount of taxation charged to the consolidated profit and loss account represents:

	Year ended 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
PRC Enterprise Income Tax *(note i)*			
— current taxation	62	1,186	6,257
Deferred taxation *(Note 28)*	—	(955)	(1,934)
	62	231	4,323
Share of taxation attributable to: associated companies	18	17	2,018
Taxation charge	80	248	6,341

(i) PRC Enterprise Income Tax

Media Group is subject to PRC Enterprise Income Tax at a rate of 33% on its assessable profit during the Relevant Periods.

(ii) Hong Kong profits tax

No Hong Kong profits tax was provided as Media Group had no assessable profit arising in or derived from Hong Kong for the Relevant Periods.

The taxation on Media Group's (loss)/profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of Media Company as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
(Loss)/profit before taxation	(13,979)	(48,758)	10,541
Calculated at a taxation rate of 33%	(4,613)	(16,090)	3,478
Income not subject to taxation	(10)	—	—
Expenses not deductible for taxation purposes	3,308	11,510	8,195
Utilisation of previously unrecognised tax losses	—	—	(6,220)
Unrecognised tax losses	1,380	4,840	—
Income not subject to taxation and/or expenses not deductible for taxation purposes for associated companies, net	5	40	1,154
Others	10	(52)	(266)
Taxation charge	80	248	6,341

(b) **Other taxes**

Other PRC taxes comprised non-income tax related charges, including Business Tax, Cultural Development Fee and surcharges based on Business Tax. Business Tax is charged at a rate of 5% on Media Group's revenue over the Relevant Periods whereas Cultural Development Fee is charged at 3% on Media Group's revenue during the Relevant Periods. Surcharges are charged at 10% on Business Tax for the Relevant Periods.

11. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) **Directors' emoluments**

The aggregate amounts of emoluments payable to directors of Media Company for the Relevant Periods are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Fees	—	—	—
Basic salaries, housing benefits, other allowances and benefits in kind	41	153	1,004
Contributions to defined contribution plans	—	5	10
	41	158	1,014

The emoluments of the directors of Media Company fell within the following bands:

	Year ended 31 December		
	2002	2003	2004
Emoluments bands			
HK$Nil — HK$1,000,000 (equivalent to RMB Nil — RMB1,060,000)	3	7	7

There was no arrangement under which a director waived or agreed to waive any remuneration during the Relevant Periods.

No emoluments were paid by Media Group to the directors as an inducement to join or upon joining Media Group, or as compensation for loss of office during the Relevant Periods.

(b) **Supervisors' emoluments**

The aggregate amounts of emoluments payable to supervisors of Media Company for the Relevant Periods are as follows:

	Year ended 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	—	6	48
Contributions to defined contribution plans	—	—	—
	—	6	48

The emoluments of the supervisors of Media Company fell within the following bands:

	Year ended 31 December		
	2002	2003	2004
Emoluments bands			
HK$Nil — HK$1,000,000 (equivalent to RMB Nil — RMB1,060,000)	—	1	1

There was no arrangement under which a supervisor of Media Company waived or agreed to waive any remuneration during the Relevant Periods.

No emoluments were paid by Media Group to the supervisors as an inducement to join or upon joining Media Group, or as compensation for loss of office during the Relevant Periods.

(c) **Five highest paid individuals**

The five individuals whose emoluments were the highest in Media Group for the Relevant Periods include 1, 1 and 2 directors of Media Company respectively whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4, 4 and 3 individuals for the Relevant Periods are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	142	285	349
Contributions to defined contribution plans	3	16	18
	145	301	367

The emoluments fell within the following bands:

	Year ended 31 December		
	2002	**2003**	**2004**
Emoluments bands			
HK$Nil — HK$1,000,000 (equivalent to RMB Nil — RMB1,060,000)	4	4	3

12. FIXED ASSETS

	Media Group				
	Leasehold improvements	Properties	Motor vehicles	Furniture, fixtures and equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost					
At 1 January 2002	512	4,172	2,384	702	7,770
Additions	—	—	3,702	269	3,971
Disposals	—	—	(225)	—	(225)
At 31 December 2002	512	4,172	5,861	971	11,516
Additions	1,415	—	3,579	866	5,860
Disposals	—	—	(580)	—	(580)
At 31 December 2003	1,927	4,172	8,860	1,837	16,796
Additions	—	—	1,824	1,257	3,081
Disposals	—	—	—	(171)	(171)
At 31 December 2004	1,927	4,172	10,684	2,923	19,706
Accumulated depreciation					
At 1 January 2002	410	435	436	244	1,525
Charge for the year	102	209	343	127	781
Disposals	—	—	(54)	—	(54)
At 31 December 2002	512	644	725	371	2,252
Charge for the year	167	209	758	212	1,346
Disposals	—	—	(218)	—	(218)
At 31 December 2003	679	853	1,265	583	3,380
Charge for the year	456	156	995	492	2,099
Disposals	—	—	—	(68)	(68)
At 31 December 2004	1,135	1,009	2,260	1,007	5,411
Net book value					
At 31 December 2002	—	3,528	5,136	600	9,264
At 31 December 2003	1,248	3,319	7,595	1,254	13,416
At 31 December 2004	792	3,163	8,424	1,916	14,295

	Media Company				
	Leasehold improvements *RMB'000*	Properties *RMB'000*	Motor vehicles *RMB'000*	Furniture, fixtures and equipment *RMB'000*	Total *RMB'000*
Cost					
At 1 January 2002	512	4,172	2,012	424	7,120
Additions	—	—	2,876	213	3,089
Disposals	—	—	(225)	—	(225)
At 31 December 2002	512	4,172	4,663	637	9,984
Additions	1,415	—	3,411	818	5,644
Disposals	—	—	(580)	—	(580)
At 31 December 2003	1,927	4,172	7,494	1,455	15,048
Additions	—	—	1,824	1,177	3,001
At 31 December 2004	1,927	4,172	9,318	2,632	18,049
Accumulated depreciation					
At 1 January 2002	410	435	430	100	1,375
Charge for the year	102	209	259	92	662
Disposals	—	—	(54)	—	(54)
At 31 December 2002	512	644	635	192	1,983
Charge for the year	167	209	616	166	1,158
Disposals	—	—	(218)	—	(218)
At 31 December 2003	679	853	1,033	358	2,923
Charge for the year	456	156	871	440	1,923
At 31 December 2004	1,135	1,009	1,904	798	4,846
Net book value					
At 31 December 2002	—	3,528	4,028	445	8,001
At 31 December 2003	1,248	3,319	6,461	1,097	12,125
At 31 December 2004	792	3,163	7,414	1,834	13,203

Media Group's and Media Company's interests in properties outside Hong Kong at their net book values are analysed as follows:

	Meida Group and Meida Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Leases of between 10 to 50 years	3,528	3,319	3,163

The net book values of fixed assets of Media Group held under finance leases were approximately RMB3,602,000, RMB6,393,000 and RMB7,200,000 as at 31 December 2002, 2003 and 2004, respectively.

The net book values of fixed assets of Media Company held under finance leases were approximately RMB2,803,000, RMB5,508,000 and RMB6,409,000 as at 31 December 2002, 2003 and 2004, respectively.

Certain fixed assets with cost of approximately RMB6,400,000, were pledged as security for certain loans of Media Company as at 31 December 2002, 2003 and 2004, respectively *(see Note 24b).*

13. PROGRAMMES AND FILM RIGHTS

	Media Group 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Carrying amount, net of accumulated amortisation and impairment:			
Balance, beginning of year	26,593	48,119	43,068
Additions	30,043	28,703	53,435
Amortisation	(3,225)	(14,286)	(21,588)
Disposals	—	—	—
Write-off	(80)	—	—
Provision for impairment losses	(5,212)	(19,468)	—
Balance, end of year	48,119	43,068	74,915
Analysis of the carrying amount is as follows:			
At cost	99,380	128,083	181,518
Accumulated amortisation and impairment losses	(51,261)	(85,015)	(106,603)
	48,119	43,068	74,915

	Media Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Carrying amount, net of accumulated amortisation and impairment losses:			
Balance, beginning of year	26,593	48,119	43,458
Additions	30,043	29,093	54,535
Amortisation	(3,225)	(14,286)	(21,588)
Disposals	—	—	—
Write-off	(80)	—	—
Provision for impairment losses	(5,212)	(19,468)	—
Balance, end of year	48,119	43,458	76,405
Analysis of the carrying amount is as follows:			
At cost	99,380	128,473	183,008
Accumulated amortisation and impairment losses	(51,261)	(85,015)	(106,603)
	48,119	43,458	76,405

14. INTERESTS IN SUBSIDIARIES

	Media Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	2,000	2,000	3,780
Amounts due from subsidiaries	1,903	3,005	7,385
Amount due to a subsidiary	—	—	(1,090)
	3,903	5,005	10,075

The carrying value of the unlisted investments is based on Media Company's directors' assessment on the values of the underlying separable net assets of the subsidiaries when Media Company became the holding company of Media Group.

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

The directors of Media Company are of the opinion that the underlying values of these subsidiaries are not less than their carrying values at 31 December 2002, 2003 and 2004.

Particulars of the subsidiaries are set out in Note 35 to the financial statements.

15. INTERESTS IN ASSOCIATED COMPANIES

	Media Group 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Share of net assets	473	357	104,362
Goodwill on acquisition of associated companies less accumulated amortisation	226	213	156,662
	699	570	261,024
Net amount due to an associated company	—	—	(10,301)
	699	570	250,723

	Media Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Investments at cost:			
Unlisted investments, in the PRC	690	690	268,789

The balance with an associated company is unsecured, interest-free and has no fixed terms of repayment.

Included in the long-term prepayment balance as at 31 December 2003 is the prepaid investment costs of approximately RMB68,610,000 in relation to the acquisition of 海南海視旅遊衛視傳媒有限責任公司(Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.). As at 31 December 2004, the remaining consideration of approximately RMB158,099,000 remained unpaid and was included in current portion of investment cost payable (RMB135,000,000) and non-current portion of investment cost payable (RMB23,099,000) on the balance sheet as at the same date.

The associated companies at 31 December 2004 are as follows:

Name	Place and date of incorporation and kind of legal entity	Registered capital	Equity interest held directly	Principal activities and place of operation
海南海視旅遊衛視傳媒有限責任公司(Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.), acquired on 5 January 2004	The PRC, 3 June 2003, limited liability company	RMB115,963,100	49%	Production of television programmes (other than news) for a satellite television channel in Hainan province of the PRC
北京紫禁城三聯影視發行有限公司(Beijing Forbidden City San Luen Film & Television Company Limited), acquired on 1 December 1999	The PRC, 4 November 1998, limited liability company	RMB2,700,000	25.56%	Films distribution in the PRC

The directors of Media Company are of the opinion that the underlying values of the associated companies are not less than their carrying values at 31 December 2002, 2003 and 2004.

Extracts of the operating results and financial position of the principal associated company, 海南海視旅遊衛視傳媒有限責任公司(Hai Nan Haishi Tourist Satellite TV Media Co., Ltd.), which are based on its financial information for the year ended 31 December 2004 (the year of acquisition), are as follows:

Summary of results

		31 December	
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	—	—	80,062
Profit for the year	—	—	1,035

Summary of balance sheet

		31 December	
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Non-current assets	—	—	160,807
Current assets	—	—	92,177
Current liabilities	—	—	(21,286)
Non-current liabilities	—	—	(18,179)
Shareholders' funds	—	—	213,519

The associated company had no material contingent liability as at 31 December 2004.

16. LONG-TERM INVESTMENTS

	Media Group and Media Company		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	3,791	24,050	24,050
Less: Provision for impairment losses	(3,791)	(4,050)	(4,050)
Cost of investments, net	—	20,000	20,000

Included in the long-term prepayment balance as at 31 December 2002 is the prepaid investment cost of RMB10,000,000 in relation to the capital contribution to a cooperative joint venture.

The directors of Media Company are of the opinion that the underlying values of these long-term investments are not less than their carrying values at 31 December 2002, 2003 and 2004.

Details of the long-term investment are as follows:

Name	Country of incorporation	Principal activities and place of operation	Total investment	Registered capital	Equity interest held directly
北京鑫寶源影視投資有限公司 (Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company) *(note a)*	The PRC	Television drama production in the PRC	RMB20,000,000	RMB10,000,000 *(note b)*	50%
北京馨葉高爾夫俱樂部有限公司 (Beijing Xin Ye Golf Club Limited Liability Company) *(note c)*	The PRC	Golf club operation in the PRC	RMB4,050,000	RMB30,000,000	13.5%

note a:

Under the joint venture agreement of 北京鑫寶源影視投資有限公司(Beijing Xin Bao Yuan Film & Television Investment Limited Liability Company), the joint venture period is 20 years. Media Group is entitled to fixed returns on its investments at RMB4,000,000 every two years over the joint venture period. Any excess of profit of this cooperative joint venture available for distribution over the fixed returns will not be shared by Media Group and is attributable to other joint venture partners. Upon expiration of the joint venture period, Media Group is entitled to share the remaining assets of this cooperative joint venture according to the joint venture agreement.

note b:

Up to 31 December 2004, total capital contribution made by the joint venture partners amounted to RMB40,000,000, of which each joint venture partner contributed RMB20,000,000 respectively. As at 31 December 2004, the capital verification procedures are still in-progress and thus the registered capital of this company remained at RMB10,000,000.

note c:

Media Group does not involve in the operations of this company nor it has business transactions with it during the Relevant Periods.

17. GOODWILL

	Media Group 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Carrying amount, net of accumulated amortisation and impairment losses:			
Balance, beginning of year	1,697	1,610	1,524
Acquisition of subsidiary	—	—	849
Amortisation	(87)	(86)	(102)
Balance, end of year	1,610	1,524	2,271
Analysis of the carrying amount is as follows:			
At cost	1,733	1,733	2,582
Accumulated amortisation and impairment losses	(123)	(209)	(311)
	1,610	1,524	2,271

18. TRADE RECEIVABLES

The majority of Media Group's and Media Company's sales are on credit with credit terms of 30-90 days.

At 31 December 2002, 2003 and 2004, the aging analysis of the trade receivables is as follows:

	Media Group 31 December			Media Company 31 December		
	2002	2003	2004	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
0 — 3 months	507	1,782	19,397	500	1,677	18,811
4 — 6 months	360	264	3,159	360	264	3,159
Over 6 months	635	2,074	1,024	—	1,774	924
	1,502	4,120	23,580	860	3,715	22,894
Less: provision for bad and doubtful debts	—	(123)	(123)	—	(123)	(123)
	1,502	3,997	23,457	860	3,592	22,771

19. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Media Group 31 December			Media Company 31 December		
	2002	2003	2004	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Rental deposits	899	952	1,064	899	952	1,016
Advances to employees *(note a)*	462	2,864	1,608	15	686	679
Advances to third parties *(note b)*	9,818	25,658	24,539	9,818	25,549	24,164
Others	1,385	696	72	1,272	554	44
	12,564	30,170	27,283	12,004	27,741	25,903

Note (a): Included in advances to employees are advances to officers as follows:

	Maximum amount outstanding during the year ended 31 December			Amount outstanding at 31 December		
	2002	2003	2004	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Zhao Yue, director of Media Company	—	—	210	—	—	210
Zhang Huaijie, senior management	—	913	—	—	913	—
Wang Xiaojing, shareholder of a subsidiary	10	10	10	10	10	10
Ying Da, shareholder of a subsidiary	—	531	807	—	531	350
Wang Yi, director of Media Company	—	264	—	—	95	—

The advances to officers are unsecured, interest-free and have no fixed terms of repayment.

Note (b): The advances to third parties mainly represented loans to enterprises, which are interest-free and due within one year. Certain loans were pledged by the assets of these enterprises. Including in the loans to third party enterprises is also a loan to 中財國企投資有限公司, the guarantor of the bank loan, amounting to RMB3,706,000 as at 31 December 2004.

20. PROGRAMMES AND FILM PRODUCTION IN PROGRESS

	Media Group 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Balance, beginning of year	9,529	24,516	28,976
Additions	24,470	30,735	23,108
Transfer to programmes and film rights	(9,483)	(20,331)	(23,218)
Less: Provision for impairment losses	—	(5,944)	—
Balance, end of year	24,516	28,976	28,866
Less: Portion classified as current assets	(3,736)	(6,459)	(16,911)
	20,780	22,517	11,955

	Media Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Balance, beginning of year	8,629	20,780	22,517
Additions	20,735	24,277	8,527
Transfer to programmes and film rights	(8,584)	(16,596)	(19,089)
Less: Provision for impairment losses	—	(5,944)	—
Balance, end of year	20,780	22,517	11,955
Less: Portion classified as current assets	—	—	—
	20,780	22,517	11,955

21. TRADE PAYABLES

At 31 December 2002, 2003 and 2004, the aging analysis of trade payables is as follows:

	Media Group 31 December			Media Company 31 December		
	2002	2003	2004	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
0 — 3 months	39	936	628	39	936	597
4 — 6 months	—	—	—	—	—	—
Over 6 months	2,774	—	36	2,774	—	—
	2,813	936	664	2,813	936	597

22. OTHER PAYABLES, ACCRUED LIABILITIES AND RECEIPT IN ADVANCE

(a) Other payables and accrued liabilities as at 31 December 2002, 2003 and 2004:

	Media Group 31 December			Media Company 31 December		
	2002	2003	2004	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Advances from third parties	63,841	12,141	9,691	63,841	12,141	9,691
Salary and staff welfare payables	306	465	859	201	278	662
Others	1,433	3,390	1,876	637	2,967	1,552
	65,580	15,996	12,426	64,679	15,386	11,905

(b) Receipt in advance mainly represented receipt of payment for television programmes prior to production.

23. FINANCE LEASE PAYABLE

Non-cancellable commitments under finance leases at the balance sheet date are as set out below:

	Media Group 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Amount payable:			
Within one year	535	1,452	1,455
In the second to fifth year, inclusive	1,967	4,368	2,888
Total minimum lease payments	2,502	5,820	4,343
Future finance charges	(280)	(557)	(336)
Total net finance lease payable	2,222	5,263	4,007
Less: Portion classified as current liabilities	(433)	(1,232)	(1,283)
Long-term portion of finance lease payable	1,789	4,031	2,724

	Media Company		
	31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Amount payable:			
Within one year	414	1,298	1,300
In the second to fifth year, inclusive	1,540	3,943	2,643
Total minimum lease payments	1,954	5,241	3,943
Future finance charges	(220)	(502)	(305)
Total net finance lease payable	1,734	4,739	3,638
Less: Portion classified as current liabilities	(335)	(1,101)	(1,146)
Long-term portion of finance lease payable	1,399	3,638	2,492

24. SHORT-TERM LOANS

	Media Group and Media Company		
	31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Short-term bank loans *(a)*	—	50,000	75,000
Other short-term loans *(b)*	31,000	6,412	6,412
	31,000	56,412	81,412

(a) As at 31 December 2003 and 2004, short-term bank loans of RMB50 million and RMB5 million, respectively were guaranteed by 中財國企投資有限公司, a third party state-owned enterprise, with a guarantee term of three years commencing on 2 September 2003 at no cost as an incentive to encourage the PRC enterprises to obtain financing through drawing banking facilities.

As at 31 December 2004, another short-term bank loan of RMB70 million was guaranteed by 中國保利集團公司, a related company with a guarantee term of three years commencing on 31 March 2004 at no cost.

(b) Certain fixed assets, programmes and film rights, investment cost in a subsidiary, investment cost in an associated company and long-term investment of Media Company with costs amounted to approximately RMB6,400,000, RMB47,800,000, RMB2,500,000, RMB400,000 and RMB1,800,000, respectively, were pledged against other short-term loans granted to Media Company by independent third parties of RMB25,000,000, RMB6,412,000, RMB6,412,000 as at 31 December 2002, 2003 and 2004, respectively.

Saved as disclosed, the rest of the loans are unsecured. All bank loans are interest-bearing at commercial rates.

25. BALANCES WITH RELATED PARTIES — MEDIA GROUP AND MEDIA COMPANY

The loan from immediate holding company amounted to approximately RMB80,000,000 and RMB100,000,000 as at 31 December 2003 and 31 December 2004, respectively, is secured by the interests of other two shareholders in Media Company, bear interest at 5.81% per annum and not repayable within the coming twelve months.

The amount due to a related company amounted to approximately RMB1,578,000 and RMB47,619,000 as at 31 December 2002 and 31 December 2003, respectively, and the amount due to a shareholder amounted to approximately RMB70,787,000 as at 31 December 2004 is unsecured, interest free and not repayable within the coming twelve months.

Included in the balances with related parties are trade receivables amounted to approximately RMB21,171,000 as at 31 December 2004, which aged less than three months. They are unsecured, interest-free and have no fixed terms of repayment.

Included in the balances with related parties are trade payables amounted to approximately RMB10,267,000 as at 31 December 2002, which aged less than one year. They are unsecured, interest-free and have no fixed terms of repayment.

Save as disclosed, the balances with related companies, immediate holding company, a minority shareholder and shareholders are unsecured, interest-free and have no fixed terms of repayment.

26. SHARE CAPITAL

	Registered	**Paid-up capital**
	RMB'000	*RMB'000*
At 1 January 2002 and 31 December 2002	20,000	20,000
Increase of registered and paid-up capital *(note i)*	20,820	20,820
As at 31 December 2003	40,820	40,820
Increase of registered and paid-up capital *(note ii)*	79,180	79,180
As at 31 December 2004	120,000	120,000

(i) On 21 November 2003, Media Company increased its registered capital from RMB20,000,000 to RMB40,820,000 which increase was fulfilled solely by the cash contribution from Poly Culture. In addition, an amount of RMB40,380,000, being the excess of the total cash contribution from Poly Culture over the increase in paid-up capital, was credited to capital reserve account of Media Company. Media Company became 51% owned by Poly Culture, 39.2% owned by Mr. Dong Ping and 9.8% owned by Ms. Zhao Yue immediately pursuant to the completion of the increase in the registered share capital.

(ii) On 27 September 2004, Media Company further increased its registered capital from RMB40,820,000 to RMB120,000,000 which increase was fulfilled by the realisation of the capital reserve of RMB40,380,000 and cash contribution of RMB38,800,000 from its shareholders.

27. RESERVES

Media Group

	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Capital reserve *RMB'000*	Accumulated losses *RMB'000*	Total *RMB'000*
At 1 January 2002	—	7	—	(48,343)	(48,336)
Loss attributable to shareholders	—	—	—	(13,859)	(13,859)
At 31 December 2002	—	7	—	(62,202)	(62,195)
Additions to capital reserve from existing shareholders *(see Note 26 (i))*	—	—	40,380	—	40,380
Loss attributable to shareholders	—	—	—	(49,006)	(49,006)
At 31 December 2003	—	7	40,380	(111,208)	(70,821)
Additions to capital reserve from existing shareholders	—	—	10,035	—	10,035
Transfers of capital reserve to paid-up capital *(see Note 26 (ii))*	—	—	(40,380)	—	(40,380)
Profit attributable to shareholders	—	—	—	4,113	4,113
At 31 December 2004	—	7	10,035	(107,095)	(97,053)
Reserves retained by/(deficit attributed to):					
Media Company and subsidiaries	—	7	—	(62,251)	(62,244)
Associated company	—	—	—	49	49
At 31 December 2002	—	7	—	(62,202)	(62,195)
Reserves retained by/(deficit attributed to):					
Media Company and subsidiaries	—	7	40,380	(111,141)	(70,754)
Associated company	—	—	—	(67)	(67)
At 31 December 2003	—	7	40,380	(111,208)	(70,821)
Reserves retained by/(deficit attributed to):					
Media Company and subsidiaries	—	7	10,035	(107,631)	(97,589)
Associated companies	—	—	—	536	536
At 31 December 2004	—	7	10,035	(107,095)	(97,053)

Media Company

	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Capital reserve *RMB'000*	Accumulated losses *RMB'000*	Total *RMB'000*
At 1 January 2002	—	—	—	(48,534)	(48,534)
Loss attributable to shareholders	—	—	—	(12,298)	(12,298)
At 31 December 2002	—	—	—	(60,832)	(60,832)
Additions to capital reserve from existing shareholders *(see note 26 (i))*	—	—	40,380	—	40,380
Loss attributable to shareholders	—	—	—	(48,191)	(48,191)
At 31 December 2003	—	—	40,380	(109,023)	(68,643)
Additions to capital reserve from existing shareholders	—	—	10,035	—	10,035
Transfers of capital reserve to paid-up capital *(see note 26 (ii))*	—	—	(40,380)	—	(40,380)
Profit attributable to shareholders	—	—	—	12,104	12,104
At 31 December 2004	—	—	10,035	(96,919)	(86,884)

According to the Company Law of the PRC, before distributing the profit attributable to shareholders of each year, Media Group shall set aside 10% of its profit attributable to shareholders for the statutory surplus reserve (except where the reserve balance has reached 50% of Media Company's registered capital), and 5-10% of its profit attributable to shareholders for the statutory public welfare fund. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

Appropriation to statutory surplus reserve and statutory public welfare fund should be made based on the amount of profits reflected in the financial statements prepared in accordance with the PRC accounting standards and regulations.

Profit attributable to shareholders of Media Company is appropriated in the following sequence:

(i) set off against prior years' losses;

(ii) appropriation to statutory public welfare fund and statutory surplus reserve; and

(iii) distribution of dividends.

No appropriation to reserves was made during the Relevant Periods since Media Company and Media Group had accumulated deficits as at 31 December 2002, 2003 and 2004.

28. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33% for each of the year ended 31 December 2002, 2003 and 2004.

The movement on deferred tax assets is as follows:

	Media Group and Media Company		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
At 1 January	—	—	955
Deferred taxation credited to profit and loss account *(Note 10)*	—	955	1,934
At 31 December	—	955	2,889

There was no offsetting of deferred tax assets and liabilities during the Relevant Periods. All deferred tax assets are recognised from temporary differences in amortisation of programmes and film rights arising between the tax bases and the carrying amounts in the consolidated balance sheet as at 31 December 2002, 2003 and 2004 and is probable that future taxable profit will be available against which the temporary differences can be utilised.

All deferred tax assets as at 31 December 2003 and 2004 are to be recovered after more than 12 months.

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of (loss)/profit before taxation to net cash from (used in) operations

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
(Loss)/profit before taxation	(13,979)	(48,758)	10,541
Interest income	(14)	(22)	(177)
Interest expense	532	2,766	12,481
Depreciation	781	1,346	2,099
Amortisation of goodwill	100	99	8,350
Amortisation of programmes and film rights	3,225	14,286	21,588
Provision for impairment loss and write-off of programmes and film rights	5,292	25,412	—
Loss on disposal of fixed assets	91	305	51
Provision for impairment loss on a long-term investment	1,791	259	—
Share of (profit)/loss of associated companies, net of tax	(18)	116	(603)
Operating (loss)/profit before working capital changes	(2,199)	(4,191)	54,330
Decrease/(increase) in trade receivables, prepayments, deposits and other receivables	11,190	(20,101)	(16,257)
(Increase)/decrease in programmes and film production in progress	(14,987)	(10,404)	110
Decrease/(increase) in amounts due from related companies	4,641	(11,314)	(13,272)
Decrease/(increase) in amounts due from associated companies	1,930	—	(351)
Increase/(decrease) in trade payables, accrued liabilities, other payables and other taxes payables	52,833	(50,860)	(3,149)
(Decrease)/increase in receipt in advance	(46,908)	6,324	5,020
Increase/(decrease) in amounts due to related companies	10,267	(10,167)	(27)
Increase in amount due from/to a shareholder	383	3,196	(34,627)
Increase in amount due to a minority shareholder	200	—	—
Increase in amount due to immediate holding company	—	1,800	—
Increase in amount due to an associated company	—	—	10,652
Net cash from/(used in) operations	17,350	(95,717)	2,429

(b) **Major non-cash transaction**

(i) During the year ended 31 December 2004, Media Company invested in an associated company. As at 31 December 2004, consideration of approximately RMB158,099,000 remained unpaid and was included in current portion of investment cost payable (RMB135,000,000) and non-current portion of investment cost payable (RMB23,099,000) on the balance sheet as at the same date.

(ii) During the year ended 31 December 2004, Media Company increased its paid-up capital by RMB79,180,000 which was partially fulfilled by the realisation of the capital reserve of RMB40,380,000.

(c) **Analysis of changes in financing**

	Share capital	Capital reserves	Short-term loans	Long-term loans	Minority interests
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2002	20,000	—	6,000	—	200
Cash inflow from financing	—	—	25,000	1,578	—
Share of net loss by minority shareholders	—	—	—	—	(200)
At 31 December 2002	20,000	—	31,000	1,578	—
Cash inflow from financing	—	—	25,412	126,041	—
Contribution by shareholders	20,820	40,380	—	—	—
At 31 December 2003	40,820	40,380	56,412	127,619	—
Transfers of capital reserve to share capital *(see note b(ii))*	40,380	(40,380)	—	—	—
Cash inflow from financing	—	—	25,000	43,168	—
Non-cash transaction *(see note b(i))*	—	—	—	23,099	—
Contribution by shareholders	38,800	10,035	—	—	—
Share of net profit by minority shareholders	—	—	—	—	87
Acquisition of a subsidiary *(see note d)*	—	—	—	—	895
At 31 December 2004	120,000	10,035	81,412	193,886	982

(d) **Acquisition of a subsidiary**

	2004
	RMB'000
Net assets acquired	
Trade receivables	246
Other receivables and prepayments	70
Cash and bank balances	1,740
Other payables and accruals	(191)
Income tax payable	(39)
Minority shareholders' interests	(895)
	931
Goodwill	849
Cash consideration, satisfied by cash	1,780

30. COMMITMENTS

(a) **Commitments under operating leases:**

At 31 December 2002, 2003 and 2004, Media Group and Media Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Media Group and Media Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
Not later than one year	1,644	3,544	2,467
Later than one year and not later than five years	—	5,756	1,458
	1,644	9,300	3,925

(b) **Capital commitments for property, plant and equipment:**

	Media Group and Media Company 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Authorised but not contracted for	—	—	—
Contracted but not provided for	—	485	—
	—	485	—

(c) **Commitments for programme and film products:**

	Media Group and Media Company		
	31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Authorised but not contracted for	—	—	—
Contracted but not provided for	1,699	19,958	52,217
	1,699	19,958	52,217

(d) **Other commitments:**

On 16 December 2004, Media Company entered into a non-legally binding letter of intent with 北京北廣傳媒集團有限公司 (Beijing Bei Guang Media Group Co., Ltd) in relation to the proposed establishment of a joint venture in the PRC. This joint venture proposed to be established in the PRC will be engaged in the mobile phone television business. It is expected that the registered capital of this joint venture will not be less than RMB50 million. The terms of the proposed investment have yet to be determined and this investment is subject to approvals by the relevant PRC authorities and formal agreement having been entered into in relation thereto.

(e) Save as disclosed, Media Group and Media Company had no other significant commitments at 31 December 2002, 2003 and 2004.

31. RELATED PARTY TRANSACTIONS

Related party transactions carried out during the Relevant Periods are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Interest expense on loan from immediate holding company *(Note 25)*	—	369	6,011
Licensing and sub-licensing of film rights to related companies	227	59	16,171
Licensing and sub-licensing of programmes to related companies	—	—	18,600
Rental income from an associated company	—	—	360
Purchase of film rights from related companies	13,322	—	5,500

Save as disclosed above and in Notes 9, 14, 15, 19, 24 and 25, no other material related party transactions have been entered into by Media Group. The directors of Media Company are of the opinion that the above transactions were conducted on terms as agreed between the related parties and Media Group.

32. BANKING FACILITIES

Media Group and Media Company have aggregate banking facilities amounted to RMB50,000,000 and RMB75,000,000 as at 31 December 2003 and 2004, respectively. All facilities of Media Group and Media Company were fully utilised as at 31 December 2003 and 2004.

33. CONTINGENT LIABILITIES

Media Group and Media Company had no material contingent liabilities as at 31 December 2002, 2003 and 2004.

34. SUBSEQUENT EVENTS

Save as disclosed in the notes to the financial statements, Media Group and the Media Company have the following significant subsequent events:

(a) On 16 December 2004, Media Company entered into a subscription agreement with 北京傳媒移動電視有限公司(Beijing Media Mobile Phone Television Co., Ltd.) and 北京瑞特影音貿易公司(Beijing RuiTe Audio Vision Trading Company) in relation to the subscription of the registered capital of 北京北廣傳媒集成電視有限公司 (Beijing BeiGuang Media JiCheng Television Co., Ltd.) ("JiCheng"). Pursuant to the agreement, Media Company will subscribe for 30% equity interest in JiCheng at a total consideration of RMB30 million. The subscription agreement was terminated on 17 March 2005 as the parties to the agreement failed to reach a consensus on the future operational structure of JiCheng. No payment has been made by Media Company under the subscription agreement.

(b) On 18 April 2005, Media Company entered into a share transfer agreement with 北京華億聯盟文化傳媒投資有限公司 (Beijing Hua Yi Union Cultural Media Investment Company Limited), being an entity 50% owned by Mr. Dong Ping, a director and shareholder of Media Company, in relation to the disposal of its entire equity interest in 北京紫禁城三聯影視發行有限公司 (Beijing Forbidden City San Luen Film & Television Company Limited) ("San Luen"), an associated company of Media Company, for a consideration of RMB690,000.

35. PARTICULARS OF SUBSIDIARIES

The table below lists out the subsidiaries of Media Company:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Registered capital	Equity interest directly held	Auditors
北京英氏影視藝術有限責任公司 (Beijing Ying Shi Film & Television Art Limited Liability Company), acquired on 20 July 2001	The PRC, 18 January 1995, limited liability company	Television drama production, the PRC	RMB500,000	60%	(a)
北京華億千思廣告有限公司 (Beijing Hua Yi Qian Si Advertising Company Limited), acquired on 26 December 2001	The PRC, 16 July 2001, limited liability company	Advertisement production, the PRC	RMB5,000,000	55%	(a)
北京華億山和水廣告有限公司 (Beijing Hua Yi Shan He Shui Advertising Company Limited), acquired on 3 September 2004	The PRC, 12 April 2002, limited liability company	Advertisement production, the PRC	RMB1,020,000	51%	(a)

(a) No statutory audited financial statements were prepared for these companies since their respective dates of incorporation.

VI. SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for Media Company and any of the companies comprising Media Group in respect of any period subsequent to 31 December 2004 and no dividend or distribution has been declared by Media Company in respect of any period subsequent to 31 December 2004.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

A. Unaudited pro forma financial information

The following are the unaudited pro forma consolidated profit and loss account and cash flow statement of the Enlarged Group prepared based on the audited consolidated profit and loss account and cash flow statement of the Group for the year ended 31 December 2004 (being the most recently published consolidated profit and loss account and cash flow statement of the Group for a completed financial year) and the audited profit and loss account and cash flow statement of each of Orient Ventures, Anglo Alliance and Hao Ge for the year ended 31 December 2004, assuming that the transactions contemplated under the UHL SP Agreement had been completed on 1 January 2004.

An unaudited pro forma consolidated balance sheet of the Enlarged Group is also set out below which was prepared based on the audited consolidated balance sheet of the Group as at 31 December 2004 (being the latest published consolidated balance sheet of the Group) and the audited balance sheets of Orient Ventures, Anglo Alliance and Hao Ge as at 31 December 2004 assuming that the transactions contemplated under the UHL SP Agreement had been completed on 31 December 2004.

The unaudited pro forma consolidated balance sheet of the Enlarged Group and the unaudited pro forma statement of adjusted consolidated deficiency in net tangible assets and adjusted consolidated net assets of the Enlarged Group do not take into account any events or transactions which have occurred or taken place after 31 December 2004 including the Placing and Top-up Subscription of 654,850,000 Shares in February 2005 and any changes in the Company's shareholding interest in DVN.

The unaudited pro forma financial information of the Enlarged Group was prepared in accordance with the requirements under Rule 4.29 of the Listing Rules and are for illustrative purposes only and because of its nature, it may not give a true picture of the financial performance and financial position of the Company or the Enlarged Group.

The information set out below does not form part of the historical consolidated financial information and is included here for reference purposes only. PricewaterhouseCoopers express no assurance on the following information.

Unaudited pro forma consolidated profit and loss account of the Enlarged Group

	The Group *HK$'000*	Orient Ventures *HK$'000*	Anglo Alliance *HK$'000* *(Note 1)*	Hao Ge *HK$'000* *(Note 1)*	Sub-total *HK$'000*	Pro forma adjustments *HK$'000*	*Note*	Pro forma Enlarged Group *HK$'000*
	Year ended 31 December 2004							
Turnover	38,630	–	–	–	38,630	–		38,630
Cost of sales	(31,091)	–	–	–	(31,091)	–		(31,091)
Gross profit	7,539	–	–	–	7,539	–		7,539
Other revenues	6,280	–	–	2	6,282	–		6,282
Marketing, selling and distribution costs	(1,007)	–	–	–	(1,007)	–		(1,007)
Administration expenses	(16,564)	–	–	(57)	(16,621)	–		(16,621)
Net gain on dilution of interest in an associated company	14,289	–	–	–	14,289	–		14,289
Net other operating expenses	(1,944)	–	–	–	(1,944)	(22,772)	2	(24,716)
Operating profit/(loss)	8,593	–	–	(55)	8,538	(22,772)		(14,234)
Finance costs	(2,563)	–	–	–	(2,563)	–		(2,563)
Share of results of associated companies	(14,869)	–	–	–	(14,869)	4,830	3	(10,039)
Loss before taxation	(8,839)	–	–	(55)	(8,894)	(17,942)		(26,836)
Taxation	(1,092)	–	–	–	(1,092)	(2,953)	3	(4,045)
Loss after taxation	(9,931)	–	–	(55)	(9,986)	(20,895)		(30,881)
Minority interests	–	–	–	–	–	–		–
Loss attributable to shareholders	(9,931)	–	–	(55)	(9,986)	(20,895)		(30,881)

Notes to unaudited pro forma consolidated profit and loss account:

1. For the purposes of the unaudited pro forma consolidated profit and loss account, the audited profit and loss accounts of Anglo Alliance and Hao Ge which are denominated in RMB have been translated into Hong Kong dollars at an exchange rate of RMB1.07 = HK$1.

2. Adjustment is made for the amortisation of estimated goodwill arising from the acquisition of the Anglo Alliance Group in accordance with Hong Kong Statement of Standard Accounting Practice No. 30 "Business Combinations" ("HK SSAP 30") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). For illustrative purposes, the estimated goodwill is amortised over 20 years on a straight-line basis.

   For the purposes of the unaudited pro forma financial information of the Enlarged Group, the accounting treatment in respect of goodwill is in accordance with HK SSAP 30. Hong Kong Financial Reporting Standard No. 3 "Business Combinations" ("HKFRS 3"), which is issued by the HKICPA, will become effective for accounting period commencing on or after 1 January 2005 and will supersede HK SSAP 30. The acquisition of the Anglo Alliance Group will be accounted for by the Group using HKFRS 3, instead of HK SSAP 30, for the year ending 31 December 2005. Under HKFRS 3, amortisation of goodwill is prohibited, instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. In addition, under HKFRS 3, certain new intangible assets in addition to the ones which are recognised under HK SSAP 30 will be identified and recognised.

3. Adjustment is made to include the share of results of the Media Group since 1 January 2004, but excluding an investment in San Luen held by the Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation, arising from the acquisition in accordance with HK SSAP No. 10 "Accounting for Investments in Associates" ("HK SSAP 10") issued by the HKICPA.

Unaudited pro forma consolidated balance sheet of the Enlarged Group

	As at 31 December 2004							Pro forma
	The Group	Orient Ventures	Anglo Alliance	Hao Ge	Sub-total	Pro forma adjustments		Enlarged Group
	HK$'000	*HK$'000*	*HK$'000* *(Note 1)*	*HK$'000* *(Note 1)*	*HK$'000*	*HK$'000*	*Note*	*HK$'000*
Non-current assets								
Fixed assets	2,520	–	–	–	2,520	–		2,520
Intangible assets	–	–	–	–	–	424,297	2	424,297
Interests in associated companies	15,348	–	–	115,502	130,850	15,474	3	146,324
Investment securities	36,000	–	–	–	36,000	–		36,000
Other assets	2,065	–	–	–	2,065	–		2,065
	55,933	–	–	115,502	171,435	439,771		611,206
Current assets								
Inventories	105	–	–	–	105	–		105
Trade receivables	1,687	–	–	–	1,687	–		1,687
Preference dividend receivables	21,797	–	–	–	21,797	–		21,797
Prepayments, deposits and other receivables	305	–	–	–	305	–		305
Cash and bank balances	14,152	–	–	227	14,379	100,000	4	114,379
	38,046	–	–	227	38,273	100,000		138,273
Current liabilities								
Trade payables	(338)	–	–	–	(338)	–		(338)
Other payables and accrued liabilities	(33,640)	–	–	–	(33,640)	(5,500)	5	(39,140)
Taxation payable	(1,092)	–	–	–	(1,092)	–		(1,092)
Amount due to a shareholder	–	(4)	–	–	(4)	–		(4)
	(35,070)	(4)	–	–	(35,074)	(5,500)		(40,574)
Net current assets/ (liabilities)	2,976	(4)	–	227	3,199	94,500		97,699
Total assets less current liabilities	58,909	(4)	–	115,729	174,634	534,271		708,905
Financed by:								
Share capital	(35,151)	–	–	(28,037)	(63,188)	(29,429)	6	(92,617)
Reserves	(18,758)	4	–	423	(18,331)	(305,639)	4, 7	(323,970)
Shareholders' funds	(53,909)	4	–	(27,614)	(81,519)	(335,068)		(416,587)
Minority interest	–	–	–	–	–	–		–
Non-current liabilities								
Note payable	–	–	–	–	–	(287,318)	8	(287,318)
Amounts due to shareholders	–	–	–	(88,115)	(88,115)	88,115	9	–
Amount due to a fellow subsidiary	(5,000)	–	–	–	(5,000)	–		(5,000)
	(58,909)	4	–	(115,729)	(174,634)	(534,271)		(708,905)

Notes to unaudited pro forma consolidated balance sheet:

1. For the purposes of the unaudited pro forma consolidated balance sheet, the audited balance sheets of Anglo Alliance and Hao Ge which are denominated in RMB have been translated into Hong Kong dollars at an exchange rate of RMB1.07 = HK$1.

2. In accordance with HK SSAP 30 issued by the HKICPA, the Company will apply the purchase method to account for the acquisition of the Anglo Alliance Group in the consolidated accounts of the Enlarged Group. In applying the purchase method, the identifiable assets and liabilities of the Anglo Alliance Group will be recorded in the balance sheet of the Enlarged Group at their fair values at the date of acquisition, and the original shareholder's interests in the Anglo Alliance Group upon the acquisition will be eliminated as the pre-acquisition reserves of the Enlarged Group. Any goodwill arising on the acquisition will be determined as the excess of the purchase consideration deemed to be incurred by the Company over the Company's interests in the net fair value of the identifiable assets and liabilities of the Anglo Alliance Group at the date of acquisition.

   For the purposes of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group, the net fair value of the identifiable assets and liabilities of the Anglo Alliance Group as at 31 December 2004 and the maximum consideration of HK$550 million are applied in the calculation of the estimated goodwill arising from the acquisition (out of the maximum consideration of HK$550 million, the Second Tranche Convertible Note of HK$183.3 million is conditional upon the profits of the Anglo Alliance Group for the twelve months following the completion of Deed). Since the acquisition consideration may be substantially different from the fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the acquisition of the Anglo Alliance Group may be different from the estimated goodwill shown in this Appendix.

3. Adjustment is made to include the share of net assets and results of the Media Group since the date of acquisition, but excluding an investment in San Luen held by Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation, arising from the acquisition in accordance with HK SSAP 10 issued by the HKICPA.

4. Adjustment is made to include HK$100 million advanced or to be advanced by the Vendor to Anglo Alliance on or prior to completion of the Deed and such amount will be assigned to Orient Ventures by the Vendor upon completion of the Deed. It is the intention of Orient Ventures to waive the HK$100 million loan due from Anglo Alliance after the assignment.

5. Adjustment is made to reflect the accrued estimated direct costs incurred relating to the acquisition of the Anglo Alliance Group.

6. Adjustments are made to reflect the following:

   (i) issuance of 5,746,570,871 Consideration Shares by the Company as part of the acquisition consideration; and

   (ii) the elimination of the share capital of Hao Ge for the purpose of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group.

7. Adjustments are made to reflect the following:

   (i) share premium recognised as a result of the issuance of 5,746,570,871 Consideration Shares by the Company as part of the acquisition consideration;

   (ii) elimination of the former shareholder's interests in the Anglo Alliance Group at the date of acquisition on consolidation;

   (iii) amortisation of goodwill arising from the acquisition of the Anglo Alliance Group; and

   (iv) share of results of the Media Group from the acquisition of the Anglo Alliance Group.

8. Adjustment is made to reflect the issuance of the First Tranche Convertible Note of HK$104.0 million and the Second Tranche Convertible Note of HK$183.3 million (assuming the maxmium consideration is paid), which will mature at the date falling on the fifth anniversary of the issuance of the First Tranche Convertible Note and the Second Tranche Convertible Note provided that the conditions set forth in the UHL SP Agreement are met, by the Company as part of the acquisition consideration. The First Tranche Convertible Note and the Second Tranche Convertible Note are interest-free up to the fifth anniversary of the issuance of the notes and thereafter bear interest at a rate equal to the prime rate quoted by the Hongkong and Shanghai Banking Corporation. For the purposes of the unaudited pro forma financial information, interest expense has not been reflected as a pro forma adjustment.

9. Adjustment is made to reflect the waiver on the amount due from Hao Ge to its shareholders upon completion of the Deed.

Unaudited pro forma consolidated cash flow statement of the Enlarged Group

	Year ended 31 December 2004							
	The Group HK$'000	Orient Ventures HK$'000	Anglo Alliance HK$'000 (Note 1)	Hao Ge HK$'000 (Note 1)	Sub-total HK$'000	Pro forma adjustments HK$'000	Note	Pro forma Enlarged Group HK$'000
Operating activities								
Operating profit/(loss)	8,593	–	–	(55)	8,538	(22,772)	2, 3	(14,234)
Adjustment for:								
Interest income	(36)	–	–	(2)	(38)	–		(38)
Depreciation	425	–	–	–	425	–		425
Amortisation of intangible assets	52	–	–	–	52	22,772	2	22,824
Provision for the deposit for investment in joint venture	2,468	–	–	–	2,468	–		2,468
Loss on disposal of fixed assets	47	–	–	–	47	–		47
Loss on disposal of subsidiaries	836	–	–	–	836	–		836
Net gain on dilution of interest in an associated company	(14,289)	–	–	–	(14,289)	–		(14,289)
Operating loss before working capital changes	(1,904)	–	–	(57)	(1,961)	–		(1,961)
Decrease in amounts due to associated companies	(91)	–	–	–	(91)	–		(91)
Decrease in short-term investments	4,605	–	–	–	4,605	–		4,605
Decrease in inventories	796	–	–	–	796	–		796
Decrease in trade receivables, preference dividend receivables, prepayments, deposits and other receivables	26,772	–	–	–	26,772	–		26,772
Decrease in trade payables, other payables and accrued liabilities	(12,605)	–	–	–	(12,605)	–		(12,605)
Net cash from/(used in) operations	17,573	–	–	(57)	17,516	–		17,516
Interest paid	(2,563)	–	–	–	(2,563)	–		(2,563)
Net cash from/(used in) operating activities	15,010	–	–	(57)	14,953	–		14,953

	Year ended 31 December 2004							Pro forma
	The Group	Orient Ventures	Anglo Alliance	Hao Ge	Sub-total	Pro forma adjustments		Enlarged Group
	HK$'000	*HK$'000*	*HK$'000* *(Note 1)*	*HK$'000* *(Note 1)*	*HK$'000*	*HK$'000*	*Note*	*HK$'000*
Investing activities								
Investment in an associated company	–	–	–	(49,346)	(49,346)	–		(49,346)
Increase in amount due from an associated company	–	–	–	(21,652)	(21,652)	–		(21,652)
Interest received	36	–	–	2	38	–		38
Purchase of fixed assets	(517)	–	–	–	(517)	–		(517)
Net cash outflow from sale of subsidiaries	(19)	–	–	–	(19)	–		(19)
Net cash used in investing activities	(500)	–	–	(70,996)	(71,496)	–		(71,496)
Net cash inflow/(outflow) before financial activities	14,510	–	–	(71,053)	(56,543)	–		(56,543)
Financing activities								
Increase in paid-up capital	–	–	–	26,168	26,168	–		26,168
Increase in capital contribution	–	–	–	–	–	100,000	4	100,000
Increase in amount due to fellow subsidiary	3,217	–	–	–	3,217	–		3,217
Increase in amounts due to related parties	–	–	–	45,031	45,031	–		45,031
Repayment of short-term loans	(20,000)	–	–	–	(20,000)	–		(20,000)
Net cash (used in)/from financial activities	(16,783)	–	–	71,199	54,416	100,000		154,416
(Decrease)/increase in cash and cash equivalents	(2,273)	–	–	146	(2,127)	100,000		97,873
Cash and cash equivalents at 1 January	16,425	–	–	81	16,506	–		16,506
Cash and cash equivalents at 31 December	14,152	–	–	227	14,379	100,000		114,379
Analysis of balances of cash and cash equivalents								
Cash and bank balances	14,152	–	–	227	14,379	100,000	4	114,379

Notes to unaudited pro forma consolidated cash flow statement:

1. For the purposes of the unaudited pro forma consolidated cash flow statement, the audited cash flow statements of Anglo Alliance and Hao Ge which are denominated in RMB have been translated into Hong Kong dollars at an exchange rate of RMB1.07 = HK$1.

2. Adjustment is made for the amortisation of estimated goodwill arising from the acquisition of the Anglo Alliance Group in accordance with HK SSAP 30 issued by the HKICPA. For illustrative purposes, the estimated goodwill is amortised over 20 years on a straight-line basis.

3. Adjustment is made to include the share of results of the Media Group but excluding an investment in San Luen held by the Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation, arising from the acquisition in accordance with HK SSAP 10 issued by the HKICPA.

4. Adjustment is made to include HK$100 million advanced or to be advanced by Vendor to Anglo Alliance on or prior to completion of the Deed and such amount will be assigned to Orient Ventures by the Vendor upon completion of the Deed. It is the intention of Orient Ventures to waive the HK$100 million loan due from Anglo Alliance after the assignment.

Unaudited pro forma statement of (a) adjusted consolidated deficiency in net tangible assets and (b) adjusted consolidated net assets of the Enlarged Group

The following is the unaudited pro forma statement of adjusted consolidated deficiency in net tangible assets and adjusted consolidated net assets of the Enlarged Group which is prepared based on the audited consolidated net tangible assets of the Group as at 31 December 2004, adjusted to reflect the effect of the transactions contemplated under the UHL SP Agreement assuming that the UHL SP Agreement had been completed on 31 December 2004.

Audited consolidated net tangible assets of the Group as at 31 December 2004	Add: Unaudited adjusted aggregate net tangible assets of Orient Ventures and the Anglo Alliance Group as at 31 December 2004 but after deduction of expenses payable by the Enlarged Group in relation to the UHL SP Agreement	Less: The issue of the convertible notes as part of the consideration payment for the acquisition under the UHL SP Agreement	Unaudited pro forma adjusted consolidated deficiency in net tangible assets of the Enlarged Group	Unaudited pro forma adjusted consolidated deficiency in net tangible assets of the Enlarged Group attributable to each Share
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK cents*
(Note 1)	*(Note 2)*			*(Note 3)*
45,886	225,699	(287,318)	(15,733)	(0.17)

Unaudited pro forma adjusted consolidated deficiency in net tangible assets of the Enlarged Group	Add: Intangible assets of the Group as at 31 December 2004	Add: Intangible assets arising as a result of the acquisition under the UHL SP Agreement	Unaudited pro forma adjusted consolidated net assets of the Enlarged Group	Unaudited pro forma adjusted consolidated net assets of the Enlarged Group attributable to each Share
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK cents*
	(Note 1)			*(Note 3)*
(15,733)	8,023	424,297	416,587	4.62

Notes to the unaudited pro forma statement of adjusted consolidated deficiency in net tangible assets and adjusted consolidated net assets of the Enlarged Group:

1. The Group had intangible assets of approximately HK$8.0 million included in interests in associated companies as at 31 December 2004.

2. Being the aggregate of the audited deficiency in net tangible assets of Orient Ventures of approximately HK$4,000 as at 31 December 2004 and the audited net tangible assets of Hao Ge of approximately HK$27.6 million as at 31 December 2004 and adjusted for the following items:

   a. the share of net assets and results of the Media Group since the date Hao Ge acquired an interest in the Media Group but excluding an investment in San Luen held by the Media Company which has been disposed of by the Anglo Alliance Group as part of the Reorganisation amounting to approximately HK$15.5 million;

   b. the advance of HK$100 million which has been or has to be made by the Vendor to Anglo Alliance on or prior to completion of the Deed where the rights of the Vendor as lender of such advance has to be assigned to Orient Ventures upon completion of the Deed; and

   c. the waiver of loans due from Hao Ge to the Vendor and his spouse amounting to approximately HK$88.1 million as at 31 December 2004.

3. The number of Shares used for the calculation amounted to 9,020,864,028 Shares, which comprises the existing 3,274,293,157 Shares in issue as at 31 December 2004 and the 5,746,570,871 Shares to be issued by the Company as part of the consideration of the acquisition under the UHL SP Agreement.

B. Letter from PricewaterhouseCoopers

The following is the text of a letter received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular. As there is no specific guidance on the reporting on pro forma financial information under the auditing guidelines issued by the Hong Kong Institute of Certified Public Accountants, this letter is prepared with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
Universal Holdings Limited

13 May 2005

Dear Sirs,

We report on the unaudited pro forma financial information of Universal Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in section A under the headings of "Unaudited pro forma financial information" in Appendix VI of the Company's circular dated 13 May 2005 in connection with a very substantial acquisition and connected transactions relating to the proposed acquisition of Anglo Alliance Co., Ltd. ("Very Substantial Acquisition") by the Company. The unaudited pro forma financial information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Very Substantial Acquisition might have affected the relevant financial information of the Group as at 31 December 2004.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 13 of Appendix 1B and paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the basis set out in section A of Appendix VI for illustrative purposes only and, because of its nature, it may not be indicative of:

— the financial position of the Enlarged Group at any future date, or

— the earnings per share of the Enlarged Group for any future periods.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group, and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

2. INDEBTEDNESS

Borrowings

As at the close of business on 28 February 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had total outstanding unsecured borrowings of approximately HK$118,283,000.

Pledge of assets

None of the assets of the Enlarged Group were pledged as at 28 February 2005.

Disclaimer

Save as disclosed herein and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the Enlarged Group, the Enlarged Group did not have any outstanding mortgages, charges or bank overdrafts, loans and other similar indebtedness or acceptance of credit or hire purchase commitments or any guarantees or other material contingent liabilities as at the close of business on 28 February 2005.

Save as disclosed above, the Director have confirmed that there has not been any material adverse change in the indebtedness and contingent liabilities of the Enlarged Group since 28 February 2005.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 28 February 2005.

3. WORKING CAPITAL

The Directors are of the opinion that, taking into account the present internal resources, the Enlarged Group has sufficient working capital for its present requirements for at least the next twelve months from the date of this circular.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION OF THE GROUP

Track record of the Group

The table below sets out the condensed profit and loss accounts of the Group for each of the three years ended 31 December 2004.

	Year ended 31 December		
	2004	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	38,630	30,011	51,791
Cost of sales	(31,091)	(24,567)	(35,714)
Gross profit	7,539	5,444	16,077
Other revenues	6,280	7,837	2,702
Marketing, selling and distribution costs	(1,007)	(1,233)	(13,677)
Administration expenses	(16,564)	(15,246)	(86,753)
Impairment loss on investment securities	—	(44,508)	(63,382)
Net gain on dilution of interest in an associated company/subsidiaries	14,289	11,503	23,684
Net other operating (expenses)/income	(1,944)	8,497	(32,907)
Operating profit/(loss)	8,593	(27,706)	(154,256)
Finance costs	(2,563)	(4,634)	(3,979)
Share of loss of:			
Jointly controlled entities	—	—	(1,727)
Associated companies	(14,869)	(37,511)	(11,393)
Loss before taxation	(8,839)	(69,851)	(171,355)
Taxation	(1,092)	(195)	—
Loss after taxation	(9,931)	(70,046)	(171,355)
Minority interests	—	—	76,252
Loss attributable to shareholders	(9,931)	(70,046)	(95,103)

OVERVIEW

The Group is principally engaged in the retail and distribution of home audio and video equipment and components, and the provision of computer telephony integration engineering and IP related services. It also engages in the trading of equity securities, and the sale of software solutions for call contact centers.

The table below sets out the breakdown of the Group's turnover by major business activities for the three years ended 31 December 2004.

	For the year ended 31 December		
	2004	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Telecommunication division (computer telephony integration engineering and IP related services)	3,889	6,005	2,029
Home audio division	18,180	16,362	1,961
Share trading	16,561	7,644	—
Digital broadcasting *(Note 1)*	—	—	35,836
Financial information provision *(Note 1)*	—	—	11,965
Total	38,630	30,011	51,791

Note:

1. These business activities were carried out by DVN which was previously a subsidiary of the Company until 13 December 2002. DVN is currently an associated company of the Company.

Telecommunication division

The telecommunication business of the Group is mainly related to the provision of computer telephony integration engineering and IP related services in the PRC.

Management is reviewing the business operation to determine the long term strategy, and refocusing this business to be aligned with our new core media business.

Home audio division

The home audio and video products distributed by the Group includes DVD players and components.

There was a marginal increase in the trading in the audio and video division in 2004. However due to competition in the market place, the profit margin was further squeezed. The Group will continue to seek new business products with higher profit margins.

Digital broadcasting investment

DVN was a subsidiary of the Company until December 2002 at which time it became and remains as an associated company of the Group. In 2001 and 2002, the digital broadcasting and financial information provision business segments of the Group were carried out by the DVN Group. The DVN Group is principally engaged in the design, integration and installation of digital broadcasting equipment and trading of related products, and the provision of international financial market information and selective consumer data.

The business landscape of DVN in China has improved with the Chinese government's continued push towards digitalisation.

During 2004, Motorola-Dragon Investment, Inc. ("Motorola"), a wholly-owned subsidiary of Motorola, Inc., conditionally agreed to invest up to a maximum of US$33 million (equivalent to approximately HK$257.4 million) in up to four tranches over a period of two years. On 15 July 2004, the first tranche of US$7.5 million (equivalent to approximately HK$58.5 million) was invested into DVN by Motorola. Subsequent to this, DVN entered into a series of strategic agreements with Motorola and its subsidiaries that are designed to accelerate the successful deployment of digital broadcasting solutions to cable operators in China.

DVN is now working with Motorola with the goal of becoming China's leading supplier of digital equipment and services. As mentioned above, to date, Motorola has invested US$15 million (equivalent to approximately HK$117 million) for an approximately 20% equity stake. With this investment, DVN has gained a strategic partner which is one of the world's leading providers of digital cable technology. Motorola is involved in all aspects of digital broadband technology, from head-end system solutions to consumer terminal products, and is a market leader for set-top terminals in the United States. With Motorola, DVN now has a strategic partner with the requisite experience and expertise to help ensure that its digital cable deployments are successful.

According to SARFT, switching to digital has become the paramount opportunity for the radio and television industry in the PRC. Many cable operators compete with telecom operators which offer interactivity through their fibre telecom network and could someday launch internet protocol (IP) TV services. Therefore, SARFT realizes that it must make the transition to digital as quickly as possible and has set 2015 as the date when the analog service in the PRC is to be completely cut off. DVN expects cable operators to become increasingly more aggressive in promoting digital cable.

Despite the potential competition from IP TV, DVN believes that digital cable will remain the most cost effective means to reach most viewers for the near future.

Analysis on the results of operation of the Group during the three years ended 31 December 2004

Turnover

For the year ended 31 December 2002, the turnover of the Group amounted to approximately HK$51.8 million, which was mainly derived from sales of goods, installation of digital broadcasting equipment and provision of financial market information. The drop in turnover of the Group for the year ended 31 December 2002 was mainly due to the downturn of the sales in the audio and video and the telecommunication segments.

Turnover of the Group for the year ended 31 December 2003 amounted to approximately HK$30.0 million, representing a decrease of approximately 42.1% as compared with the year ended 31 December 2002. The decrease in 2003 was mainly a result of the deconsolidation of the DVN Group's results which took place in December 2002.

The Group's turnover for the year ended 31 December 2004 amounted to approximately HK$38.6 million, representing an increase of approximately 28.7% from that of 2003. The increase in the turnover of the Group was mainly due to the increase in the Group's securities trading activities.

Gross profit

For the year ended 31 December 2002, the gross profit of the Group amounted to approximately HK$16.1 million, representing a gross profit margin of approximately 31.1%. The gross profit margin of the Group decreased from approximately 31.1% for the year ended 31 December 2002 to approximately 18.1% for the year ended 31 December 2003. This was mainly a result of the deconsolidation of the DVN Group's results which enjoys a higher gross profit margin than the remaining businesses of the Group. The Group's gross profit margin for the year ended 31 December 2004 has been maintained with a slight increase to approximately 19.5%.

Other revenues

Other revenues of the Group usually comprised dividend income received, interest income, management fee income, repair and maintenance service fees and other miscellaneous income.

Other revenues for the year ended 31 December 2002 amounted to approximately HK$2.7 million, which were mainly repair and maintenance service fees and interest income.

For the years ended 31 December 2003 and 2004, other revenues amounted to approximately HK$7.8 million and approximately HK$6.3 million, respectively, and were mainly derived from dividend income which amounted to approximately HK$5.8 million in each year.

Operating profit/loss

For the year ended 31 December 2002, a significant portion of the marketing, selling and distribution costs and administrative expenses of the Group were derived from the DVN Group. After the deconsolidation of the results of the DVN Group from the financial statements of the Group in December 2002, the said expenses of the Group for the year ended 31 December 2003 decreased significantly from the amounts recorded in 2002. The Group recorded a loss from operations of approximately HK$27.7 million for the year ended 31 December 2003, representing a decrease of approximately 82.0% as compared with the year ended 31 December 2002.

The operating results of the Group were also affected by the dilution of the Group's investment in DVN. For the years ended 31 December 2002, 2003 and 2004, the Group recorded a gain on dilution of interest in the DVN Group amounting to approximately HK$23.7 million, approximately HK$11.5 million and approximately HK$14.3 million respectively.

Apart from the gain on deemed disposal, the Group also recorded a gain on writing back of certain bad-debt provisions amounting to approximately HK$21.0 million for the year ended 31 December 2003 and recorded an impairment loss on investment securities of approximately HK$63.4 million for the year ended 31 December 2002.

For the year ended 31 December 2004, the Group recorded an operating profit of approximately HK$8.6 million. The improvement in the operating results of the Group was mainly due to that fact that the Group did not record any material impairment loss on investment in securities in 2004 while the Group recorded such an impairment loss of approximately HK$44.5 million in 2003.

Finance costs

The Group's telecommunication business and audio and video product distribution business are mainly financed by the Group's internal resources and short-term borrowings. For the years ended 31 December 2002, 2003 and 2004, the finance costs of the Group amounted to approximately HK$4.0 million, approximately HK$4.6 million and approximately HK$2.6 million respectively.

Share of loss of jointly controlled entities and associated companies

In December 2002, DVN became an associated company of the Company. The share of loss of associated companies in the income statement of the Group for the year ended 31 December 2002 was the share of loss of the DVN Group for the period from 14 December 2002 to 31 December 2002.

For the years ended 31 December 2003 and 2004, the share of loss of the DVN Group amounted to approximately HK$37.5 million and approximately HK$14.9 million respectively.

Taxation

The Group did not make any taxation provision for the year 31 December 2002 as the Group did not record any taxable profit for the year. The taxation provision of HK$195,000 made in 2003 was related to an under-provision of taxation in respect of the financial years prior to 2002. The Group recorded a slight taxable profit for the year ended 31 December 2004 and a provision of HK$1.1 million is provided.

Minority interests

The minority interests credited to the profit and loss account of the Group for the years ended 31 December 2002 amounted to approximately HK$76.3 million which mainly represented the share of losses shared by minority shareholders of the DVN Group for the relevant year.

Loss attributable to shareholders

The net loss attributable to shareholders for the year ended 31 December 2003 amounted to approximately HK$70.0 million, representing a decrease of approximately 26.4% as compared against a net loss of approximately HK$95.1 million for the year ended 31 December 2002.

The net loss attributable to shareholders for the year ended 31 December 2004 amounted to approximately HK$9.9 million. The decrease in the net loss of the Group is mainly due to the improvement in the Group's operating profit and the decrease in the net loss of the DVN Group as explained above.

Analysis on the financial position of the Group during the three years ended 31 December 2004

Liquidity and financial resources

For each of the years ended 31 December 2002 and 31 December 2003 the Group recorded net cash outflow from its operations of approximately HK$49.9 million and HK$3.1 million respectively. For the year ended 31 December 2004, the Group recorded net cash inflow from its operations of approximately HK$17.6 million. As at 31 December 2004, the cash and cash equivalents balance of the Group amounted to approximately HK$14.2 million. The Group had a current ratio of approximately 1.1 times and a gearing ratio, being the ratio of long-term borrowings to equity, of approximately 9.3% as at 31 December 2004.

The Group has been maintaining a healthy level of cash and cash equivalents, which represented approximately 11.1%, 22.6% and 37.2% of the total current assets of the Group as at 31 December 2002, 31 December 2003 and 31 December 2004 respectively.

In addition to the internally generated cash flows, the Group also made use of short-term borrowings to finance its operations during the period. All borrowings during the period were based on market interest rates. The Group had no long-term bank loans and bank overdrafts outstanding as at 31 December 2004. The Group did not have any assets pledged or charged as at 31 December 2004.

Net current assets

The net current assets of the Group amounted to approximately HK$5.8 million, HK$13.2 million, and HK$3.0 million as at 31 December 2002, 31 December 2003, and 31 December 2004 respectively.

The current ratios of the Group as at 31 December 2002, 31 December 2003, and 31 December 2004 were approximately 1.2 times, 1.2 times, and 1.1 times respectively.

Capital and other commitments

The Group had no significant capital commitments as at 31 December 2004.

Contingent liabilities

The Group did not have any material contingent liabilities as at 31 December 2004.

Capital structure

Save for the issue of 500 million new Shares in September 2003, which raised net proceeds of approximately HK$14.5 million, the fluctuations of certain exchange reserves and the movements in relation to the profit and loss account of the Group, there were no other material changes in the equity capital structure of the Company for the three years ended 31 December 2004.

Currency exchange risk

The Group's operations have been mainly conducted and funded in Hong Kong dollars, with a minority portion in Renminbi. The Directors consider that the Group is not exposed to any significant foreign currency risk.

Staff, remuneration policies, stock option scheme, retirement benefits and training

As at 31 December 2004, the Group employed a total of 6 full-time employees in Hong Kong and a work force of about 21 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salaries which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION OF THE MEDIA GROUP

Track record of the Media Group

The table below sets out the consolidated profit and loss accounts of the Media Group for each of the three years ended 31 December 2004.

		Year ended 31 December		
		2002	**2003**	**2004**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	*3, 4*	4,773	25,840	76,989
Cost of sales		(3,499)	(20,133)	(33,875)
Gross profit		1,274	5,707	43,114
Other revenues	*3*	40	22	600
Marketing, selling and distribution costs		(4,753)	(9,504)	(10,638)
Administrative expenses		(2,769)	(4,174)	(6,255)
Provision of impairment for programmes and film rights and production in progress		(5,212)	(25,412)	—
Other operating expenses		(2,063)	(12,562)	(8,420)
Operating (loss)/profit	*5*	(13,483)	(45,923)	18,401
Finance costs	*9*	(532)	(2,766)	(12,481)
Share of profit/(loss) of:				
associated companies		36	(69)	2,621
a cooperative joint venture	*16*	—	—	2,000
(Loss)/profit before taxation		(13,979)	(48,758)	10,541
Taxation	*10*	(80)	(248)	(6,341)
(Loss)/profit after taxation		(14,059)	(49,006)	4,200
Minority interests		200	—	(87)
(Loss)/profit attributable to shareholders	*6*	(13,859)	(49,006)	4,113
Dividends	*7*	—	—	—

OVERVIEW

The Media Group is principally engaged in investment in and production of films, licensing and sub-licensing of programmes and film rights, production and sales of television programmes, advertising agency services and advertisement production.

The table below sets out the breakdown of the turnover of the Media Group by major business activities for the three years ended 31 December 2004.

	For the year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Licensing and sub-licensing of programmes and film rights	4,089	20,067	62,087
Sales of television programmes	481	4,100	4,808
Advertising and commission income	203	1,673	10,094
Total	4,773	25,840	76,989

Major factors affecting the results of the Media Group

Industry environment

The Media Group has been growing rapidly in the past few years. The total turnover of the Media Group grew by about 16 times from approximately RMB4.8 million in 2002 to approximately RMB77.0 million in 2004. During the period, licensing and sub-licensing of programmes and film rights grew by approximately 15 times, sales of television programmes grew by approximately 10 times and advertising and commission income grew by approximately 50 times.

The PRC film industry

According to the statistics issued by SARFT, total income generated by PRC movies in 2004 amounted to approximately RMB3.6 billion (excluding revenue from the sale of movie audio-visual products, boardcasting income via television and the internet and other sub-licensing income). Local box office income was approximately RMB1.5 billion and overseas box office income was approximately RMB1.1 billion. Domestic box office income increased by approximately RMB600 million in 2004 as compared with that in 2003 (an increase of approximately 65%). In 2004, the number of drama movies produced in the PRC reached 212, representing an increase of approximately 2.9 times over the number of drama movies produced in the PRC in 2003.

The PRC television industry

Television reached an audience in the PRC of around 300 million families or 1.1 billion people in 2003. According to the statistics issued by SARFT, the total income generated by television broadcasting in the PRC increased to approximately RMB76.5 billion in 2004 from approximately RMB70.5 billion in 2003, representing an increase of approximately 8.5%.

The PRC advertising industry

The advertising market in the PRC grew from approximately RMB118 million in 1981 to approximately RMB90 billion in 2002, representing a growth of over 760 times. It is projected that the market will further grow to about RMB289 billion by 2010. Advertising expenditure in the PRC accounted for only approximately 0.54% of the PRC's gross domestic product ("GDP") in 2003. Proportionately this is small compared with some developed economies, for example advertising expenditure as a percentage of GDP for 2003 amounted to 1.16% in Hong Kong and 1.37% in the United States of America. According to the statistics issued by SARFT, the total income generated by television advertising in the PRC increased to approximately RMB39.4 billion in 2004 from approximately RMB32.6 billion in 2003, representing an increase of approximately 21%.

The regulatory change in the PRC

The PRC Government has been promoting market-oriented media reform since 2003. The reform focuses on separating the production of television programmes, radio programmes and films from broadcasting and distribution. The PRC Government is gradually opening up broadcasting and other business segments for private and foreign investment.

As part of its commitment to the World Trade Organisation, the PRC will open the advertising industry to wholly foreign owned investment entities in 2005. The PRC has even exceeded its commitment to the World Trade Organisation by also opening up its television and animation programme production industry to foreign investment. Foreign investors are allowed to hold an interest in a number of different types of media business up to a maximum of a 49% interest. The market reform provides media companies in the PRC, like the Media Group, with opportunities to cooperate with international investors with a view to promoting further growth.

The management of the Media Group will continue to observe closely market developments in the media and advertising industry in the PRC and will formulate appropriate business plans to capture the available market opportunities. Since January 2005, 2 movies of the Media Group have been shown in cinemas in the PRC and the Media Group proposes to launch another 5 movies by the second quarter of 2006. The Media Company also plans to produce and sell 720 episodes of situation comedy and around 290 episodes of television drama in 2005. The Vendor believes that the continuing growth of the media industry in the PRC will provide an environment favourable to the rapid development of the Media Group.

Business acquisitions

During the three years ended 31 December 2004, the Media Group diversified and enhanced its income stream through a number of strategic acquisitions. In November 2003, the Media Group acquired a 50% interest in Beijing Xin Bao Yuan File & Television Investment Limited Liability Company which is principally engaged in the production of television dramas.

In January 2004, the Media Group acquired a 49% interest in Hainan TV, which is accounted for as an associated company of the Media Group. Hainan TV is principally engaged in the production and editing of television programmes for the Travel Channel. The Travel Channel is a nationwide broadcast satellite television channel reaching nearly all major cities in the PRC. In order to revitalize the business of the Travel Channel, Hainan TV assisted the Travel Channel to reschedule its programmes and build up a new and young image. The existing new Travel Channel was launched in July 2004. As a result, the Travel Channel has attracted new customers and increased the sales of advertising time. Hainan TV has acquired an operating right in respect of the Travel Channel for a term of 30 years commencing from 15 August 2003. Pursuant to the operating arrangement income of Hainan TV is directly related to sales of the Travel Channel's advertising air time. The Media Group shared a total profit before taxation from the profit of Hainan TV of approximately RMB2.5 million for the year ended 31 December 2004 representing approximately 23.8% of the consolidated profit before taxation of the Media Group for the year ended 31 December 2004. It is expected that Hainan TV will become a major recurring source of profit for the Media Group.

Discontinued investment

Prior to its disposal made on 18 April 2005, the Media Group together with two other then existing shareholders of San Luen (who held such interests on behalf of the Media Company and one of whom was the Vendor) held a 25.56% equity interest in San Luen which principally operates as a film distribution agent in the PRC. San Luen was accounted for as an associated company of the Media Group. As advised by the PRC legal advisers to the Vendor, the business of San Luen is restricted from foreign investment under the PRC law. For the year ended 31 December 2004, the Media Group shared approximately RMB0.1 million of the profit before taxation of San Luen. As part of the Reorganisation, the Media Group has entered into a sale and purchase agreement for the disposal of its 25.56% equity interest in San Luen at a consideration of approximately RMB0.7 million.

Analysis on the consolidated results of the Media Group during the three years ended 31 December 2004

Turnover

For the three years ended 31 December 2002, 2003 and 2004, the consolidated turnover of the Media Group amounted to approximately RMB4.8 million, approximately RMB25.8 million and approximately RMB77.0 million respectively, and mainly derived from sales of programmes and film products, licensing and sub-licensing of programmes and film rights and rendering of advertising services (including advertisement production). Turnover of this period recorded an annual compound growth rate of approximately 301%. The growth in the Media Group's consolidated turnover is attributable primarily to the growth in the revenues from the licensing and sub-licensing of programmes and film rights.

Gross profit

For the three years ended 31 December 2002, 2003 and 2004, the consolidated gross profit of the Media Group amounted to approximately RMB1.3 million, approximately RMB5.7 million and approximately RMB43.1 million respectively, representing a gross profit margin of approximately 26.7%, approximately 22.1% and approximately 56.0% respectively.

One of the major reasons for the increase in the gross profit margin in 2004 is due to the percentage increase in amortisation of programmes and film rights is lower than the percentage increase in the revenue from licensing and sub-licensing of programmes and film rights.

Other revenues

Other revenues of the Media Group recorded during the three years ended 31 December 2004 mainly comprised interest income from bank deposits. For the two years ended 31 December 2003, other revenues of the Media Group amounted to approximately RMB40,000 and approximately RMB22,000 respectively.

Other revenues of the Media Group for the year ended 31 December 2004 amounted to approximately RMB600,000. The significant increase in other revenue in 2004 as compared with 2003 was mainly due to the non-recuring motor car rental income earned by the Media Group in 2004 and increased bank deposit interest income.

Marketing, selling and distribution costs

For the three years ended 31 December 2004, the consolidated marketing, selling and distribution costs of the Media Group comprised expense items such as advertising and promotion, depreciation, rent, salaries and welfare, motor vehicle expenses, etc. and amounted to approximately RMB4.8 million, approximately RMB9.5 million and approximately RMB10.6 million respectively, representing approximately 99.6%, approximately 36.8% and

approximately 13.8% of the consolidated turnover of the Media Group for each of the three years ended 31 December 2002, 2003 and 2004 respectively. The increase in the amount of marketing, selling and distribution costs was mainly a result of the increase in the turnover.

Administrative expenses

The consolidated administrative expenses of the Media Group for the three years ended 31 December 2004 were approximately RMB2.8 million, approximately RMB4.2 million and approximately RMB6.3 million respectively, representing approximately 58.0%, approximately 16.2% and approximately 8.1% of the turnover in 31 December 2002, 2003 and 2004 respectively. Administrative expenses mainly comprised salaries and staff welfare expenses, office expenses and depreciation of fixed assets. The increase in the amount of the said expenses was mainly due to the growth in the size of operation of the Media Group. The size of the work force grew to support the rapid growth of the Media Group and the Media Group's office expansion led to higher building management fees and other office expenses. Despite the increase in the amount of such expenses, the percentage of such increase over the previous year is lower than the percentage increase in turnover.

Provision of impairment for programmes and film rights and production in progress and other operating expenses

Provision of impairment for programmes and film rights and production in progress and other operating expenses of the Media Group mainly comprised impairment losses in respect of programmes and film rights, provision for long-term investments and others. The Media Group recorded a total of the provision of impairment for programmes and film rights and production in progress and other operating expenses of approximately RMB7.3 million, approximately RMB38.0 million and approximately RMB8.4 million for the three years ended 31 December 2004 respectively. The results of the Media Group for the year ended 31 December 2003 was affected by a substantial impairment loss in respect of certain programmes and film rights amounting to approximately RMB25.4 million and a compensation expense of approximately RMB11.0 million.

Operating profit/loss

The Media Group recorded operating losses of approximately RMB13.5 million and approximately RMB45.9 million for the years ended 31 December 2002 and 2003 respectively but recorded an operating profit of approximately RMB18.4 million for the year ended 31 December 2004.

The improvement in the operating results of the Media Group was mainly due to an increase in turnover of the Media Group and the enhancement of gross profit margin.

Finance costs

The operations of the Media Group were mainly financed by shareholders' funding, short-term borrowings and cash generated from the business activities of the Media Group. For the three years ended 31 December 2004, the finance costs of the Media Group amounted to approximately RMB0.5 million, approximately RMB2.8 million and approximately RMB12.5 million respectively. The main reason for the significant increases in finance costs was increases in the amount of borrowings.

Share of profit/loss of associated companies and a cooperative joint venture

For the year ended 31 December 2002, the share of profit of an associated company amounted to approximately RMB36,000. For the year ended 31 December 2003, the Media Group recorded a share of loss of an associated company of approximately RMB69,000. For the year ended 31 December 2004, the Media Group shared a total profit of approximately RMB2.6 million from its associated companies. The main reason for the significant increase in the year ended 31 December 2004 was a result of the acquisition of an interest in Hainan TV in 2004 as explained above in the paragraph headed "Major factors affecting the results of the Media Group". For the year ended 31 December 2004, the Media Group obtained a fixed return of approximately RMB2 million from a long-term investment it made in 2003 in accordance with the terms of the joint venture agreement (as disclosed in Note 16(a) to the Accountants' Report of the Media Company set out in Appendix V to this circular).

Taxation

The taxation expenses of the Media Group for the three years ended 31 December 2004 amounted to approximately RMB80,000, approximately RMB0.2 million and approximately RMB6.3 million respectively. The members of the Media Group are subject to enterprise income tax in the PRC at a rate of 33% of the respective assessable profits prepared and calculated in accordance with the applicable PRC rules and regulations; whilst Hainan TV is subject to enterprise income tax rate of 15%. The increase in taxation for the three years ended 31 December 2004 was mainly due to the improvement of the operating results of the Media Group.

Minority interests

None of the subsidiaries of the Media Company are wholly-owned by the Media Company. Minority interests charged or credited to the consolidated profit and loss account of the Media Group represented the share of the profits or losses of the relevant subsidiary companies by their respective minority shareholders.

The minority interests credited to the consolidated profit and loss account of the Media Group for the year ended 31 December 2002 amounted to approximately RMB200,000. No minority interests were recorded for the year ended 31 December 2003.

The minority interests charged to the consolidated profit and loss account of the Media Group for the year ended 31 December 2004 amounted to approximately RMB87,000.

Loss/profit attributable to shareholders

The consolidated net profit of the Media Group attributable to its shareholders for the year ended 31 December 2004 amounted to approximately RMB4.1 million. The Media Group recorded net losses of approximately RMB13.9 million and approximately RMB49.0 million for the two years ended 31 December 2002 and 2003 respectively.

Analysis on the financial position of the Media Group during the three years ended 31 December 2004

Liquidity and financial resources

During the year ended 31 December 2002, the Media Group recorded net cash inflow from operations of approximately RMB17.4 million. For the year ended 31 December 2003, the Media Group recorded net cash outflow from operations of approximately RMB95.7 million. For the year ended 31 December 2004, the Media Group recorded net cash inflow from operations of approximately RMB2.4 million. As at 31 December 2004, the cash and cash equivalents balance of the Media Group amounted to approximately RMB11.5 million. During the three years ended 31 December 2004, the Media Group had been operating under a net current liability position. The Media Group had a gearing ratio, representing total long-term borrowings (including non-current portion of finance lease payable, amounts due to a shareholder and an immediate holding company) to shareholders' fund, of approximately 7.56 times as at 31 December 2004.

In addition to internally generated cash flows, the Media Group also made use of short-term borrowings from its shareholders and financial institutions in the PRC to finance its operations during the three years ended 31 December 2004. Save for certain finance lease arrangements, the Media Group had long-term loans of approximately RMB1.6 million, RMB127.6 million and RMB170.8 million respectively outstanding as at each of 31 December 2002, 2003 and 2004. Certain fixed assets, programmes and film rights and investments of the Media Group with an aggregate net book value amounting to approximately RMB58.9 million as at 31 December 2004 were pledged for certain loans amounting to approximately RMB6.4 million as at 31 December 2004.

Net current liabilities

The net current liabilities of the Media Group amounted to approximately RMB129.3 million, approximately RMB69.0 million, and approximately RMB166.8 million as at 31 December 2002, 31 December 2003 and 31 December 2004. The substantial growth of the business of the Media Group in recent years was partly financed by borrowings, which include borrowings from shareholders and related companies and bank loans. As at 31 December 2004, the Media

Group had approximately RMB158.1 million of investment cost payable in respect of Hainan TV, of which approximately RMB135 million is payable within 2005. Such investment will be substantially financed by shareholder's funding. As mentioned in the letter from the Board the Vendor will advance HK$100 million to Hao Ge. Out of the total amount of RMB75 million short-term bank loans outstanding as at 31 December 2004, a loan of RMB70 million was guaranteed by the shareholder of the existing 50% shareholder of the Media Company. It is the understanding that the guarantor will continue to provide such guarantee.

Capital commitments

None of the Media Company or any of its subsidiaries had any significant capital commitment as at 31 December 2004.

Contingent liabilities

None of the Media Company or any of its subsidiaries had any material contingent liabilities as at 31 December 2004.

Capital structure

Funding from shareholders has been one of the major sources of funding for the growth of the business of the Media Group. During the three years ended 31 December 2004, the share capital of the Media Company increased from RMB20 million to approximately RMB120 million. In addition, as explained in the paragraph headed "Net current liabilities" above, the Media Group also relied substantially on debt funding from its shareholders and related companies. As at 31 December 2004, the total amount due to the shareholder, immediate holding company, an associated company and other related companies of the Media Company amounted to approximately RMB184.9 million.

Currency exchange risk

The operations of the Media Group are mainly conducted and funded in Renminbi. The Directors consider that the Media Group is not exposed to any significant foreign currency risk.

Staff, remuneration policies and retirement benefits

As at 15 April 2005, the Media Group had a total of 75 full-time staff in the PRC. Hainan TV, being a major associated company of the Media Company, also had 205 full-time employees as at 15 April 2005. The Media Group maintains a minimum essential work force and engages part-time and contract staff when necessary. According to the relevant PRC regulations, the members of the Media Group are required to participate in employee retirement and insurance schemes for their eligible staff.

As described in the paragraph headed "Adjustments to the consideration" in the letter from the Board contained in this circular, the consideration for the acquisition of the entire issued capital of Anglo Alliance under the Deed is subject to a price adjustment mechanism depending on the actual net profit made by the Anglo Alliance Group in the 12 months after completion of the Deed ("Profit Forecast Period"). The Target Profit under the price adjustment mechanism is regarded as a profit forecast under Rule 14.62 of the Listing Rules and Rule 10 of the Takeovers Code in that the net profit of the Anglo Alliance Group for such period shall not be less than HK$60 million. As the Target Profit was not determined based on any profit projections the Vendor has produced financial projections in respect of the Anglo Alliance Group for the 12 months ending 31 May 2006 assuming that the Deed will be completed on 31 May 2005. The above financial projections support such a profit forecast.

The following section summarises the major bases and assumptions used in the preparation of the financial projections which have been prepared in connection with the requirement that the Target Profit be reported upon, which bases and assumptions have been adopted by the Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company.

1. BASES AND ASSUMPTIONS

Eddie K. K. Lau CPA Limited, the firm of consultant accountants retained by the Company to report upon the Target Profit has confirmed that the financial projections have been prepared on the basis of the accounting policies consistent in all material respects with those normally adopted by the Group as summarized in Appendix I to this circular and those used to prepare the accountants' reports on Anglo Alliance, Hao Ge and the Media Company as set out in Appendices III, IV and V respectively to this circular.

Set out below are the principal bases and assumptions adopted by the Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company in the preparation of the financial projections.

a. There will be no change in the group structure of the Anglo Alliance Group during the Profit Forecast Period.

b. The Media Group will continue to carry out its existing businesses and no new lines of business or new projects which are not currently planned by the management of the Media Group will be carried out during the Profit Forecast Period.

c. Save for those formal sales contracts which have been entered into, projections of the box office receipts for the Media Group's movies and the projected sales of the distribution rights of the movies were made based on the box office receipts and sales of comparable movies produced or invested in by others in the market or by the Media Group shown between 1998 and 2004 as selected by the

management of the Media Group as they consider to be similar to the movies distributed or planned to be distributed by the Media Group and as adjusted in proportion to the relative production cost with a general risk discount factor ranging from 20% to 40% of the relevant projected income being applied (in view of the general unpredictable nature of the movie industry) which the management of the Media Company considers appropriate based on the type of relative business activities, including box office receipts and the distribution of overseas licences.

d. In 2004, the Media Company sold a situation comedy with 120 episodes to the Travel Channel and a PRC distribution agent and sold another situation comedy with 40 episodes to 4 local television stations. The Media Company plans to produce a total of 720 situation comedy episodes in 2005. In November 2004 and March 2005, the Media Group entered into co-investment agreements with an affiliated company of the China Central Television Station ("CCTV") to produce 80 episodes of situation comedies. The 80 episodes are currently under production. The 720 situation comedy episodes produced and to be produced by the Media Group are planned to be sold first to CCTV during the Profit Forecast Period with the intention that they will subsequently be sold to other local television stations in the PRC, on the basis that such other local television stations will show the situation comedies only after the China Central Television Station has finished broadcasting the situation comedies. Previously, the Media Group's situation comedies were not sold to CCTV but were sold to various local television stations. For the purposes of preparing the financial projections in respect of the Anglo Alliance Group, no income from the possible sale of the Media Group's situation comedies to television stations other than CCTV has been taken into account.

e. It is planned that a total of 291 episodes of television dramas (other than situation comedies which are planned to be sold to CCTV as described in paragraph a above) invested in or produced and to be invested in or produced by the Media Group will be sold during the Profit Forecast Period to each and every of the 30 television stations in the PRC, which previously purchased any television drama from the Media Group. Historically, not all television dramas invested in or produced by the Media Group were sold to each of the 30 television station customers. During 2004, the Media Group sold a television drama series (other than situation comedies) comprising 26 episodes to 8 television stations in the PRC. In projecting the selling price per episode to each television station (which purchased some, but not each and every, television dramas including situation comedies produced or invested in by the Media Group), the management of the Media Company used the selling price of the most recent television drama (including situation comedies as situation comedies were historically also sold to the television stations as television dramas) sold to such television station invested in or produced by the Media Group as the base and as adjusted in proportion to the relative production cost with a general risk factor of 40% of the relevant projected income being applied which the management of the Media Company considers appropriate.

f. Hainan TV is an associated company of the Media Company. The Media Company acquired a 49% interest in Hainan TV in January 2004 following which the management of Hainan TV has been significantly restructured. In July 2004, the Travel Channel (which Hainan TV has the right to operate) was relaunched. Since then the advertising sales of Hainan TV has improved. It is assumed that the advertising sales of Hainan TV will continue to grow during the Profit Forecast Period based on the growth in its advertising sales during July and December 2004 and the advertising contracts which have been entered into by Hainan TV so far.

g. The Media Company, its subsidiaries and associated company have entered into a number of contracts and letters of intent in respect of their various business activities and have received a number of written non-binding indications from customers and potential customers about the possible sales and/or license of the Media Group's movies, television dramas or situation comedies. It has been assumed that such contracts will be honoured and that the letters of intent and non-binding written indications received from customers and potential customers will result in contracts on the terms indicated in the letters of intent and non-binding written indications.

h. There will be no material change in the existing government policies or political, legal (including changes in legislation, regulations or rules), fiscal, economic, market conditions, or macro-economic measures in the PRC, Hong Kong or which is otherwise material to the revenue of the member companies of the Anglo Alliance Group.

i. There will be no material changes in exchange rates between RMB and HK$, and RMB and US$ and interest rates in the PRC from those presently prevailing during the Profit Forecast Period.

j. There will be no change in the bases or rates of taxation, including the preferential tax treatment enjoyed by the member companies of the Anglo Alliance Group in the PRC during the Profit Forecast Period.

k. There will be no material change in the rate of inflation in the PRC during the Profit Forecast Period.

l. The operations and business of the Anglo Alliance Group will not be severely interrupted by any force majeure events or unforeseen factors of any unforeseen reasons that are beyond the control of the Anglo Alliance Group, including but not limited to, the occurrence of natural disasters or catastrophes, epidemics or series accidents.

m. The accounting policies used for the preparation of the Profit Projections will continue to be adopted by the Group and the Anglo Alliance Group and be applied consistently during the Profit Forecast Period.

n. Members of the Anglo Alliance Group will continue to retain all the certificates and licences necessary for running their existing businesses.

o. No significant new items or operating and administrative expenses which have not previously been incurred by the Anglo Alliance Group will be incurred during the Profit Forecast Period.

p. There will be no extraordinary or exceptional items which will be incurred by the Anglo Alliance Group during the Profit Forecast Period.

q. The possible investment in the Mobile Phone TV JV will have no material impact on the profitability of the Anglo Alliance Group during the Profit Forecast Period.

The financial projections support the profit forecast embodied by the Target Profit that the consolidated profit after taxation of the Anglo Alliance Group (prepared in accordance with the Generally Accepted Accounting Principles in Hong Kong) for the 12 months ending 31 May 2006 will not be less than HK$60 million. The Media Group's turnover grew by approximately 16 times over the past three years and it recorded a net profit of approximately RMB4.1 million in 2004 as compared with a net loss of approximately RMB49.0 million in 2003. The Media Group plans that it will receive box office revenue from the distribution of 7 movies during the Profit Forecast Period. 2 of the 7 movies are now showing in the PRC. However, the precise figures of the relevant box office receipts are still not available. Distribution work in respect of the other 5 new movies is expected to commence during the Profit Forecast Period. In 2004, the Media Group launched 1 new movie. The revenue generated by the Media Group in 2004 from the movie launched in 2004 together with the 2004 box office receipts of another movie launched in 2003 and the licensing and sub-licensing income derived in 2004 from other movies in the film library of the Media Group amounted to approximately RMB40 million. In 2004, the Media Group sold broadcasting rights in respect of a total of about 200 episodes of television dramas and situation comedies which generated a total revenue of approximately RMB22 million. The Media Group plans to sell more than 1,000 episodes of television dramas and situation comedies during the Profit Forecast Period. Based on the proposed expansion in the business activities, the management of the Media Group expects that the revenue which may be derived from the above business activities during the Profit Forecast Period will be higher than that in 2004. The advertising income of the Media Group during the Profit Forecast Period of approximately RMB34.4 million which is supported by contracts which have already been entered into is already approximately 3.4 times higher than the total advertising income (of approximately RMB10.1 million) generated by the Media Group in 2004. Based on the

above major factors, the Vendor and the management of the Anglo Alliance Group believe that the above financial projections in respect of the Anglo Alliance Group for the 12 months ending 31 May 2006 are reasonable.

Shareholders' attention is drawn to the report of EYCFL on the Target Profit. Whilst the Vendor and the director of Anglo Alliance consider that the financial projections have been compiled with due care and consideration and due and careful enquiry based on their experience in the industry, given EYCFL's reservations about the assumptions underlying the financial projections and the lack of objective information and data which has been provided to EYCFL to support the financial projections, EYCFL is unable to opine that the financial projections which support the Target Profit have been compiled with due care and consideration and/or after due and careful enquiry. EYCFL advises that Shareholders and investors should not rely upon the Target Profit as a profit forecast.

The Directors would also like to emphasize that the actual results of the Anglo Alliance Group for the period of 12 months after completion of the Deed may differ from the Target Profit of HK$60 million since anticipated events frequently do not occur as expected and the variation may be material. The assumptions adopted in the preparation of the financial projections may not necessarily remain valid for part of or the whole of the Profit Forecast Period. Investors and Shareholders should note that there is no assurance that the Target Profit can be met by the Anglo Alliance Group and should not rely upon the Target Profit being met. Shareholders should also carefully study the reports from EYCFL, as the financial adviser to the Company, and Eddie K. K. Lau CPA Limited, as the consultant accountants engaged by the Company to report on the Target Profit as set out below.

Prior to the changes in the payment terms pursuant to the Supplemental Deed and the Supplemental Agreement, the Directors in negotiating the original terms of the UHL SP Agreement considered that it would be to the Company's benefit to have a price adjustment mechanism whereby the Vendor will pay compensation in cash to Orient Ventures if the actual audited net profit of the Anglo Alliance Group for the 12 months following the completion of the Deed falls below the Target Profit. Shareholders should also note that the payment terms have been changed pursuant to the Supplemental Agreement whereby the Company is only required to pay the Basic Consideration upon completion of the UHL SP Agreement. Further Consideration is only payable if the product of the Audited Profit and 9.167 exceeds the Basic Consideration. Shareholders should refer to the details of the payment terms and the consideration adjustment mechanism as set out in the paragraph headed "Consideration" under the section headed "The UHL SP Agreement" of the Letter from the Board set out in this circular.

2. LETTER FROM EDDIE K. K. LAU CPA LIMITED

Set out below is the text of the letter prepared by the firm of consultant accountants engaged by the Company to report on the Target Profit as required under Rule 14.62 of the Listing Rules and Rule 10 of the Takeovers Code.

EDDIE K.K. LAU CPA LIMITED Certified Public Accountants
劉國權會計師事務所有限公司

Units C-E, 23rd Floor, CNT Tower,
338 Hennessy Road,
Wanchai, Hong Kong
Tel : (852) 2576 2038
Fax : (852) 2576 2102

13 May 2005

The Directors
Universal Holdings Limited
Suite 4306, 43rd Floor, Far East Finance Centre
16 Harcourt Road, Admiralty
Hong Kong

Dear Sirs,

We have reviewed the accounting policies adopted and calculations made in arriving at the forecast of the consolidated profit after taxation of Anglo Alliance Co., Ltd. (the "Anglo Alliance"), Beijing Hua Yi Hao Ge Media Culture Co., Ltd. (the "Hao Ge"), Asian Union Film and Media (the "Media Company") and its subsidiaries (hereinafter collectively referred to as the "Anglo Alliance Group") as defined in the accountants' reports set out in Appendices III, IV and V of the circular issued by Universal Holdings Limited (the "UHL") dated 13 May 2005 (the "Circular") for a period of twelve months commencing from the date of completion of the acquisition of the Anglo Alliance Group (the "Financial Projections") in accordance with the Deed dated 2 February 2005 in connection with, inter alia, UHL's proposed acquisition of the entire issued share capital of, and shareholder's loan to, Anglo Alliance.

The Financial Projections tend to support the achievability of the consolidated profit after taxation of the Anglo Alliance Group for the twelve months after completion of the Deed of not less than HK$60 million (the "Target Profit"), which was actually agreed after arm's length negotiations between UHL, Mr. Ko and the Vendor, and was not supported by any financial projections of the Anglo Alliance Group at the time when it was arrived at. The Financial Projections were subsequently prepared for the purpose of fulfilling the requirement of Rule 14.62 of the Listing Rules and Rule 10 of the Takeovers Code. The Target Profit under the price adjustment mechanism is regarded as a profit forecast under the rules.

The Financial Projections, for which the directors of the Anglo Alliance Group are solely responsible, have been prepared by them based on a forecast of the results for the 12 months ending 31 May 2006 (the "Profit Forecast Period").

In 2005, the Media Company and its subsidiaries (the "Media Group") plans to distribute 7 new movies which were produced or purchased by the Media Group. It is planned that 5 out of the 7 movies would be distributed in the Profit Forecast Period which, together with the projected licensing and sub-licensing income on other movies in the film library, would increase the income on licensing and sub-licensing of film rights to RMB184.3 million (as compared with 1 new movie distributed in 2004 which, together with the licensing and sub-licensing income on other movies in the film library, generated income on licensing and sub-licensing of film rights of RMB40 million in 2004).

The Media Group also plans to sell more than 1,000 episodes of TV programmes in the Profit Forecast Period (as compared with about 200 episodes in 2004), which would increase the income from licensing and sub-licensing of TV programmes rights to RMB216.6 million (as compared with RMB22 million in 2004).

The income from licensing and sub-licensing of film and TV programmes rights are projected based on the box office receipts and sales of comparable movies, television dramas and situation comedies produced by others in the market or by the Media Group in the past as selected by the management of the Media Group based on their business experience and as adjusted in proportion to the relative production cost with a general risk discount factor ranging from 20% to 40% on the projected income being applied which the management of the Media Company considers appropriate in view of the general unpredictable nature of the industry.

The projected net advertising and commission income of the Media Group in the Profit Forecast Period, based on the contracts already entered into, would be increased to RMB42.3 million (as compared with RMB10.1 million in 2004).

Due to the significant increase in income from licensing and sub-licensing of film rights and TV programmes rights and advertising, the consolidated profit after taxation of the Media Group in the Profit Forecast Period would be increased to about RMB103.5 million (as compared with RMB11.8 million in 2004). Out of the total projected turnover of RMB449.4 million (including income from licensing and sub-licensing of film and TV programmes rights, net advertising and commission income and other income), approximately 10.9% of the total income is supported by signed contracts, while approximately 89.1% is unsupported by signed contracts.

After the acquisition of Hainan TV, an associated company of the Media Company, in 2004, the new management has brought significant change to the business of the Travel Channel, and thus leading to significant improvement in results over 2003. The financial projections in respect of Hainan TV assume that the sales of the Travel Channel's advertising timeslot will continue to grow based on the growth in advertising sales of Hainan TV during July 2004 (when the Travel Channel was relaunched) and December 2004 and the advertising contracts which have been entered into by Hainan TV so far, and the advertising income in the Profit Forecast Period would be increased to RMB240.2

million (as compared with RMB80.1 million in 2004). The income from the sales of advertising timeslot, after netting off all the relevant expenses, taxation, amortisation of goodwill and allowing for the percentage of equity shares held by the Media Company, would contribute RMB37 million (as compared with negative RMB7.7 million in 2004) to the consolidated profit after taxation of the Media Group.

The contribution from Hainan TV together with the consolidated profit after taxation of RMB103.5 million of the Media Group as stated above, add up to a total consolidated profit after taxation of RMB140.5 million (as compared with RMB4.1 million in 2004) for the Profit Forecast Period.

The above projected/actual figures of the Media Group can be summarised as follows:

	12 months ending 31 May 2006	**Year ended 31 December 2004**
	RMB million	*RMB million*
Income from licensing and sub-licensing of film rights	184.3	40.0
Income from licensing and sub-licensing of TV programmes rights	216.6	22.0
Net advertising and commission income	42.3	10.1
Total turnover	449.4	77.0
Consolidated profit of the Media Group excluding share of profit/(loss) after taxation less amortisation of goodwill of Hainan TV	103.5	11.8
Hainan TV advertising timeslot income	240.2	80.1
Profit/(loss) after taxation less amortisation of goodwill contributed from Hainan TV to the Media Group	37.0	(7.7)
Consolidated profit after taxation of the Media Group	140.5	4.1

Anglo Alliance holds 98% of the equity shares of Hao Ge, which in turn holds 50% of the equity shares of the Media Company. In other words, Anglo Alliance indirectly holds 49% of the equity shares of the Media Company. After allowing for 49% effective equity shares of the Media Group held by Anglo Alliance and translating RMB into HK Dollar at the exchange rate of RMB1.07 = HK$1, the consolidated profit after taxation of the Media Group attributable to the Anglo Alliance Group will not be less than HK$60 million.

In order to meet the requirement of funding due to the increased activities level, an additional amount of approximately HK$100 million in the form of shareholder's loan has been advanced by the Vendor to the Anglo Alliance Group as operational funding of the Media Group. The Anglo Alliance Group will also finance its funding requirement by internally generated cash flow. The directors of the Anglo Alliance Group are of a view that they would have sufficient working capital in the Profit Forecast Period.

We would like to draw your attention to the report of the financial advisor of the Group ("EYCFL") on the Target Profit. According to the report, the formation of the Target Profit was not based upon any financial projections of the Anglo Alliance Group. To this extent, the profit forecast as embodied in the Target Profit was not compiled with due care and consideration and/or after due and careful enquiry. Rather, the Target Profit was agreed as a consideration adjustment mechanism after arm's length negotiations between the parties to the Deed. Qualifications have been made in respect of certain principal assumptions underlying the Financial Projections which support the profit forecast embodied in the Target Profit. EYCFL is not in a position to opine that the bases and assumptions underlying the Target Profit are realistic and/or reasonable. Given EYCFL's reservations about the assumptions underlying the Financial Projections which support the Target Profit and the lack of objective information and data which has been provided to EYCFL to support the Financial Projections, EYCFL is unable to opine that the Financial Projections have been compiled with due care and consideration and/or after due and careful enquiry. EYCFL advises that shareholders and investors should not rely upon the Target Profit as a profit forecast.

Due to the nature of the industry and the uniqueness of each movie, drama or situation comedy, we lack any objective information nor sufficient data to form a view as to the reasonableness of certain fundamental assumptions, in particular the comparability of the movies, television dramas and situation comedies selected by the management of the Media Group based on their business experience, whether there is any correlation between the production cost and income, or the reasonableness of the risk discount factor applied. We are not in a position to form a view that these assumptions are reasonable or realistic. Regarding the financial projections of Hainan TV, shareholders and investors should note that the operational history of Hainan TV and the Travel Channel under the present management of Hainan TV is relatively short and the existing business trend of Hainan TV and the Travel Channel may or may not be capable of being maintained in the future.

We emphasize that the Financial Projections necessarily depend on subjective judgements of the directors of the Anglo Alliance Group and, according to the nature of the business and the period covered, are subject to numerous and substantial inherent uncertainties. Consequently, it cannot be relied upon to the same extent as information derived from the audited accounts for completed accounting periods.

The Anglo Alliance Group has not prepared any financial projections in the past and we are unable to review any previous financial projections in order to assess the historic accuracy of the forecasting records.

Except for the failure of the Anglo Alliance Group to provide any past financial projections for our review, in our opinion the Financial Projections, so far as the accounting policies and calculations are concerned, have been properly compiled on the basis of the assumptions made by the directors of Anglo Alliance, Hao Ge and the Media Company as set out in Section 1 of Appendix VIII to the Circular. We, however, due to the reasons set out above, are unable to form a view that the bases and assumptions underlying the Financial Projections are reasonable or realistic and apart from the accounting policies and calculations are concerned, we are also unable to form a view that the Financial Projections have been properly compiled. In our opinion the Financial Projections are presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group, Anglo Alliance, Hao Ge, and the Media Company and its subsidiaries, as set out in the accountants' reports dated 13 May 2005, the text of which are set out in Appendices I, III, IV and V to this Circular respectively.

Yours faithfully,
Eddie K.K.Lau CPA Limited
Certified Public Accountants
Hong Kong

3. LETTER FROM EYCFL

Set out below is the text of the letter prepared by EYCFL, the financial adviser to the Company, reporting on the Target Profit as required under Rule 14.62 of the Listing Rules and Rule 10 of the Takeovers Code.

ERNST & YOUNG

Ernst & Young
Corporate Finance Limited
12th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2501 0343

安永企業融資顧問有限公司
香港中環金融街8號
國際金融中心2期12樓
電話：(852) 2846 9888
傳真：(852) 2501 0343

13 May 2005

The Directors
Universal Holdings Limited
Suite 4306, 43rd Floor
Far East Finance Centre
16 Harcourt Road
Admiralty, Hong Kong

Dear Sirs,

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS RELATING TO THE PROPOSED ACQUISITION OF ANGLO ALLIANCE WHICH INVOLVES THE ISSUE OF NEW SHARES AND CONVERTIBLE NOTES AND APPLICATION FOR WHITEWASH WAIVER

We understand that that the Target Profit of not less than HK$60 million consolidated net profit of the Anglo Alliance Group for the 12 months following completion of the Deed which is a component of the price adjustment mechanism under the Deed is regarded as a profit forecast under Rule 14.62 of the Listing Rules and Rule 10 of the Takeovers Code. Details of the price adjustment mechanism as well as the historical financial information in respect of Anglo Alliance, Hao Ge and the Media Company have been set out in the circular of the Company dated 13 May 2005 (the "Circular"). Capitalised terms used in this letter have the same meanings as defined in the Circular unless otherwise defined herein.

Financial projections in respect of the Anglo Alliance Group for the 12 months ending 31 May 2006 (the "Financial Projections") have been prepared by the Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company in connection with the requirement that the Target Profit be reported upon as a profit forecast. The Financial Projections support the Target Profit assuming that the Deed will be completed on 31 May 2005 (the Deed may be completed at any time before 31 May 2005 upon satisfaction or waiver of all the conditions precedent of the Deed). We have discussed the bases and assumptions for the Financial Projections with the Vendor, who is also a director of each of Anglo Alliance, Hao Ge and the Media Company, and with Eddie K.K. Lau CPA Limited, being the firm of consultant accountants engaged by the Company to review the preparation of the Financial Projections. Shareholders' attention is drawn to the summary of the principal bases and assumptions of the Financial Projections and the letter from the Consultant Accountants reporting on the Target Profit set out above in Appendix VIII to the Circular.

The Consultant Accountants have confirmed that the Financial Projections have been prepared on a basis consistent with the accounting policies adopted by the Group and those adopted for the preparation of the accountants' reports on Anglo Alliance, Hao Ge and the Media Company as set out in the Circular and that the Financial Projections have been properly compiled based on the bases and assumptions so far as the accounting policies and calculations are concerned.

As set out in the Announcement, the formulation of the Target Profit was not based on any financial projections of the Anglo Alliance Group. The Target Profit was agreed after arm's length negotiations between the Company, Mr. Ko and the Vendor. Based on our discussions with the Vendor and the Consultant Accountants, we understand that the members of the Anglo Alliance Group have not prepared any financial budgets or projections in the past. We are therefore unable to review any previous financial budgets or projections with a view to assessing the historic accuracy of the forecasting and budgeting records of the members of the Anglo Alliance Group. In addition, we have not been provided with any business plan in respect of the businesses of the Anglo Alliance Group (including the Media Group) covering the Profit Forecast Period.

Anglo Alliance and Hao Ge are investment holding companies and do not have any business activities save for the holding of their interests in the Media Group. The Media Group is principally engaged in various media related businesses in the PRC, including the production of television dramas (including situation comedies), investment in movie production, advertising agency and advertising production. Hainan TV is an associated company of the Media Company. It is principally engaged in the production and editing of television programmes for the Travel Channel.

Based on the Financial Projections covering the Profit Forecast Period, approximately 38.3% of the turnover of the Media Company for such period is forecast to be derived from the box office receipts and other licensing and sub-licensing income of the Media Company's movies. We understand that a substantial portion of the projected box office receipts for the Media Group's movies and projected sales of the distribution rights of the movies were made based on the box office receipts and sales of licensing rights of movies considered by the directors of the Media Company to be comparable (some of which movies were produced by others in the market and some of which were produced by the Media Group in the past) and as adjusted in proportion to the relative production cost with a general risk discount factor ranging from 20% to 40% of the relevant projected income. We are informed that the Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company consider that it is a reasonable assumption that such movies selected as comparable by the directors of the Media Company are in fact comparable. We have not been provided with sufficient information and analysis in respect of the selection of the comparables. As a result, we are unable to form any view as to whether this assumption is realistic and/or reasonable. We have also not been given detailed justification and analysis on the discount factors applied. As such we are also unable to form a view as to the reasonableness of the discount factors.

We understand from the directors of the Media Company that there is no official information available on the box office receipts and licensing income generated by PRC movies. We are informed that the management of the Media Group obtained the information it has relied upon as to the box office receipts and licensing income of the chosen comparable movies from various articles posted on the internet. We understand that this information has not been verified and hence we are unable to form a view as to whether it is reasonable to reply upon such information as accurate.

The Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company also consider that it is reasonable to assume that there is a correlation between the production cost of a film and the box office receipts and licensing rights sales based on their business experience. However, we find that we are not in a position to form a view as to the reasonableness of the assumption made that the income generated from a movie will be in direct proportion to the production cost of such movie, in particular in view of the nature of the industry. Neither are we in a position to form a view as to whether the risk discount factor applied is realistic and/or reasonable. It is in the nature of the film industry that each movie is a unique product and because of this it is extremely difficult to accurately or scientifically forecast how much income any particular movie will generate. We believe that there are inherent significant uncertainties in any attempt to forecast the income which may be derived in respect of any particular film being produced. Furthermore, whilst we note that the Media Group has invested in a number of movies in the past, its investments in most of such movies were made together with other movie producers. The Media Group recently invested in a number of movies

where it was the sole investor and producer; two of such movies are now showing in cinemas in the PRC. However, we were informed that information on the relevant box office receipts of the two movies are not available up to the date of this letter. Given the Media Group's relatively short history in producing movies itself, we lack historic information by reference to which we can assess the Media Group's assumptions with regard to the income to be derived from those movies which it has produced by itself.

The financial projections prepared in respect of the Anglo Alliance Group estimate that the sales of television dramas (other than situation comedies) would represent approximately 33.3% of the turnover of the Media Company for the Profit Forecast Period. The Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company assume that in future every new television drama (other than situation comedies) produced by the Media Group will be sold to each and every of the 30 television station which previously purchased any television drama from the Media Group. Historically, not all television dramas invested in or produced by the Media Group were sold to each of the 30 television stations which are customers of the Media Group. This assumption is not supported by the historical purchasing pattern of the Media Group's television dramas by television stations. We are unable to opine as to whether this assumption is realistic and/or reasonable. We are informed that the projections of the sales income in respect of the television dramas were based on the income generated by the various respective series of television dramas (including situation comedies) invested in or produced by the Media Group most recently sold to each of the said 30 television stations in the PRC (which took place during 2003 and 2004) and as adjusted in proportion to the relative production cost with a general risk discount factor of 40% of the relevant projected income. As mentioned above, we have not been provided with information and analysis on the discount factor which has been applied and we are not in a position to form any view as to its reasonableness. Whilst the Vendor and the directors of Anglo Alliance, Hao Ge and the Media Company consider this assumption reasonable from their commercial point of view, we are not in a position to express an opinion on the appropriateness or reasonableness of using the last series of television drama sold to each television station as the base (which comparables include sales in 2003 and 2004 and which assumption does not take into account differences in story type, casting, target audience and so forth which may be different from the various series of television dramas planned to be sold during the Profit Forecast Period) or upon the assumption made that there is a proportionate correlation between the production cost of a television drama and the income which will be generated by it or upon the risk discount factor applied.

The financial projections prepared in respect of the Anglo Alliance Group estimate that the sale of situation comedies would represent approximately 15.2% of the turnover of the Media Company for the Profit Forecast Period. We understand that the Media Group entered into co-investment agreements with an affiliated company of China Central Television Station ("CCTV") in November 2004 and March 2005 in respect of the

production of a total of 80 episodes of situation comedies. After the production of these 80 episodes, the Media Group intends to sell them to CCTV. The Media Group expects that such situation comedies may also subsequently be sold to other local television stations on the basis that those other television stations may only broadcast such situation comedies after CCTV has finished broadcasting the relevant whole series of such situation comedies. No income from the possible sales of such situation comedies to other PRC local television stations has been factored into the financial projections. We are informed that the Media Company plans to produce a further 640 situation comedy episodes by itself in 2005 and that it further plans first to sell all such 720 episodes with preferential broadcasting rights to CCTV. The Media Group also assumes that CCTV will purchase all 720 episodes of the situation comedies one month after production of each series is completed. We understand that pursuant to the co-investment agreements entered into between the Media Group and an affiliated company of CCTV in respect of the production of 80 situation comedy episodes, such affiliated company of CCTV will responsible for the sale of the situation comedies to CCTV. We understand from the management of the Media Company that CCTV has verbally indicated that it will acquire the 80 situation comedy episodes to be produced under the co-investment arrangements. We have not been provided with any written evidence indicating that CCTV will purchase any of the 720 episodes planned to be produced. We understand that in the past the Media Group's situation comedies were sold to various local television stations in the PRC for broadcasting but have not previously been sold to CCTV. In our opinion there has been a lack of objective evidence provided to us to support the reasonableness of such plans and assumptions and we are unable to express any opinion as to whether such are realistic and/or reasonable.

We understand from the Vendor that the Media Group only enters into business contracts shortly before the actual sales of television programmes and licensing of movie titles. We understand that out of the total turnover of the Media Group, only approximately 10.9% is supported by signed contracts, approximately 23.5% is supported by non-binding letters of intent and approximately 0.9% is supported by written indications from customers. Shareholders should note that approximately 89.1% of the total projected turnover of the Media Group for the Profit Forecast Period is unsupported by contracts and approximately 64.7% is unsupported by contracts, letters of intent or written indications of demand. Given the large proportion of the forecast turnover which is unsupported as aforesaid, we are unable to form any view as to the reasonableness of the forecast in this regard.

It is projected that Hainan TV, an associated company of the Media Company, will be a significant source of profit for the Media Group. Hainan TV is principally engaged in the production and editing of television programmes for the Travel Channel. Shareholders should note that the management of Hainan TV changed significantly after the Media Company acquired a 49% interest in Hainan TV in January 2004. The new management of Hainan TV then brought significant changes to the image and the programmes of the

Travel Channel in mid 2004 and the financial performance and business of the Travel Channel during 2004 saw significant improvement over that for 2003. The financial projections in respect of Hainan TV during the Profit Forecast Period assumes that that the sales of the Travel Channel's advertising timeslot will continue to grow based on the growth in advertising sales of Hainan TV during July 2004 (when the Travel Channel was relaunched) and December 2004 and the advertising contracts which have been entered into by Hainan TV so far. Shareholders should note that the operational history of Hainan TV and the Travel Channel under the present management of Hainan TV is relatively short and the existing business trend of Hainan TV and the Travel Channel may or may not be capable of being maintained in the future.

As stated above, the formulation of the Target Profit was not based upon any financial projections of the Anglo Alliance Group. To this extent, the profit forecast as embodied in the Target Profit was not compiled with due care and consideration and/or after due and careful enquiry. Rather, the Target Profit was agreed as a consideration adjustment mechanism after arm's length negotiations between the parties to the Deed. Taking into account the qualifications which we have stated above in respect of certain principal assumptions underlying the Financial Projections which support the profit forecast embodied in the Target Profit, we are not in a position to opine that the bases and assumptions underlying the Target Profit are realistic and/or reasonable. Whilst the Vendor and the directors of Anglo Alliance consider that the Financial Projections have been compiled with due care and consideration and due and careful enquiry based on their experience in the industry, given our reservations about the assumptions underlying the Financial Projections which support the Target Profit (as explained above in this letter, we are unable to form a view as to whether a number of fundamental assumptions are realistic and/or reasonable) and the lack of objective information and data which has been provided to us to support the Financial Projections, we are unable to opine that the Financial Projections have been compiled with due care and consideration and/or after due and careful enquiry. **We advise that Shareholders and investors should not rely upon the Target Profit as a profit forecast.**

For and on behalf of
Ernst & Young Corporate Finance Limited
John Maguire
Managing Director

The following is the text of the letter and valuation certificate received from Vigers Appraisal & Consulting Ltd., an independent property valuer, prepared for the purpose of incorporation in this circular, in connection with their valuation of the property interests of the Enlarged Group as at 28 February 2005.

Vigers Appraisal & Consulting Ltd.
International Assets Appraisal Consultants
10/F The Grade Building,
398 Kwun Tong Road,
Kowloon, Hong Kong

VIGERS 威格斯

13 May 2005

The Board of Directors
Universal Holdings Limited
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value of the property interests of Beijing Jiya Telecommunication Engineering Co., Ltd. ("Jiya Telecommunication") in the People's Republic of China ("the PRC"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of such property interests as at 28 February 2005.

Our valuation is our opinion of the market value which we would define as intended to mean "the estimated amount for which a Property should exchange on the date of Valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

The property has no commercial value due to the short term nature of the tenancy or lack of substantial profit rent.

Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

We have been provided with extracts from title documents relating to such property interest. We have not, however, searched the original documents to verify ownership or to verify existence of any lease amendment which do not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions measurements and areas are approximations.

In undertaking our valuation of the property, we have relied on the legal opinion provided by the Group's PRC legal adviser ("the PRC Legal Opinion").

We have inspected the exterior and, where possible, the interior of the property. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

We are relied to a considerable extent on information provided by you and have accepted advise given to us by you on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of those property interests in which the Group has a valid interest.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances restrictions and outgoings of an onerous nature which could affect its value.

Unless otherwise stated, all money amounts stated are in Renminbi. The exchange rate used in valuing the property interests in the PRC on at 28 February 2005 was HK$1=RMB1.06. There has been no significant fluctuation in exchange rate between that date and the date of this letter.

We enclose herewith our valuation certificate.

Yours faithfully,
For and on behalf of
VIGERS APPRAISAL & CONSULTING LTD.
Raymond Ho Kai Kwong,
Registered Professional Surveyor
MRICS, MHKIS, MSc(e-com)
Executive Director

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc (e-com) has over eighteen years' experience in undertaking valuations of properties in Hong Kong and Macau and has over eleven years' experience in the valuation of properties in the PRC.

VALUATION CERTIFICATE

Property	Description	Particulars of occupancy	Market value in existing state as at 28 February 2005
A portion of ground floor, Northern District, DeShi Building, No.9 Shangdidonglu, Haidian District, Beijing City, the PRC.	The property comprises a portion on the ground floor of a 6-storey office building completed in or about 2000. The property has a gross floor area of approximately 316 sq.m.	The property is leased to Jiya Telecommunication for a term from 7 January 2003 to 6 January 2006 at a monthly rent of RMB27,874 exclusive of management fee. The property is occupied by Jiya Telecommunication as office.	No commercial value

Notes:

1. The PRC Legal Opinion states that:

   (i) The tenancy agreement is legal and effective.

   (ii) The landlord is the registered owner of the property and legally and effectively obtained the building ownership of the property. The landlord has the right to lease out the property.

   (iii) As the tenancy agreement has not been registered at the Building Administrative Bureau, therefore there is a risk that the tenancy agreement will not be enforceable against any third party who has registered another tenancy agreement of the subject property. However, it would not affect the legality of the subject tenancy agreement and no penalty will be imposed on Jiya Telecommunication.

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually, and jointly and severally, accept full responsibility for the accuracy of the information (other than those relating to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV) contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV) expressed in this circular have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV) not contained in this circular, the omission of which would make any statement herein misleading.

This circular also includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV. The Vendor accepts full responsibility for the accuracy of the information relating to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV contained in this circular and confirm, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this circular relating to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV have been arrived at after due and careful consideration and there are no other facts relating to the Anglo Alliance Group, JiCheng and the Mobile Phone TV JV not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which were required, (i) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii), pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") of the Listing Rules, to be notified to the Company and the Stock Exchange, or (iv) to be disclosed in this circular pursuant to the requirements of the Takeovers Code, as follows:

(a) Long position in shares in the Company

Name of Director	*Note*	Nature of interest	Number of Shares held	Percentage holdings
Mr. Ko	*(i)*	Personal	8,928,844,074	227.25%
	(ii)	Corporate	1,000,437,150	25.46%

(b) Long position in shares in DVN (Holdings) Limited ("DVN")

Name of Director	*Note*	**Nature of interest**	**Number of Shares held**	**Percentage holdings**
Mr. Ko	*(iii)*	Personal	343,000	0.06%
		Family	2,040,816	0.35%
		Corporate	158,357,940	27.36%

Notes:

(i) Mr. Ko owns 18,640,000 (representing 0.47%) ordinary shares in the Company. Mr. Ko is also deemed to have interest in 8,910,204,074 ordinary shares of the Company pursuant to the UHL SP Agreement.

(ii) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owns 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(iii) 118,403,418 ordinary shares in DVN are directly held by Prime Pacific International Limited ("Prime Pacific"), which is owned as to 67% and 33% by Gold Pagoda Incorporated ("Gold Pagoda") and Prime Gold International Limited ("Prime Gold"), respectively.

Prime Gold is owned as to 82.45% by Kwan Wing.

Gold Pagoda is an indirect wholly-owned subsidiary of the Company.

31,032,522 ordinary shares in DVN are held directly by Universal Appliances Limited, which is wholly-owned subsidiary of the Company.

2,956,000 ordinary shares in DVN are held by All Mark Limited, which is an indirect wholly-owned subsidiary of the Company.

2,822,000 ordinary shares in DVN are held by First Gain International Limited, which is wholly owned by Mr. Ko.

3,144,000 ordinary shares in DVN are held by Kwan Wing.

2,040,816 ordinary shares in DVN are held by the spouse of Mr. Ko.

(iv) Million Way Enterprises Limited, an indirect wholly-owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly owned subsidiary of DVN. At the Latest Practicable Date, these preference shares are exchangeable to approximately 28,147,700 ordinary shares of DVN upon exchange and are subject to adjustments.

(c) Rights to acquire ordinary shares of DVN

Directors	Date of share options granted	Number of share options outstanding as at the Latest Practicable Date	Exercise period	Exercise price per share
				HK$
Mr. Ko	23/7/2002	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	450,000	1/1/2004 — 31/12/2006	0.824
		3,450,000		

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr. Ko in trust for the Company, as at the Latest Practicable Date, none of the directors, the chief executive (including their spouse and children under 18 years of age) or their associates had any other beneficial interests in the shares of the Company and its associated corporation (within the meaning of the SFO).

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which were required, (i) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) pursuant to the Model Code of the Listing Rules to be notified to the Company and the Stock Exchange, or (iv) to be disclosed in this circular pursuant to the requirements of the Takeovers Code.

(d) **Competing interests**

None of the Directors or any of their respective associates have any interests in any business which may compete with the business of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder of the Company).

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to any Directors or chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Enlarged Group or had any option in respect of such capital:

Name of Shareholder	Capacity/ Nature of interest	Number of Shares interested or deemed to be interested (long position)		Percentage holding
Blue World Investments Limited	Direct	82,654,000		2.10%
		240,760,000	*(note 3)*	6.13%
Leung Chi Yan *(note 1)*	Indirect	82,654,000		2.10%
		240,760,000	*(note 3)*	6.13%
Vendor	Personal	2,700,000,000		68.71%
Zhao Yue *(note 2)*	Family	2,700,000,000		68.71%

Notes:

1. The interests were held by Blue World Investments Limited.

2. Zhao Yue is the spouse of the Vendor. Therefore she is deemed to be interested in the 2,700,000,000 Shares deemed to be interested by the Vendor.

3. Being convertible preference shares of HK$0.01 each in the Company. These shares are convertible to 240,760,000 Shares, subject to adjustments.

Save as disclosed above, so far as known to the Directors or chief executive of the Company, no other person (not being a Director or chief executive of the Company) had any interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange, under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Enlarged Group or held any option in respect of such capital.

4. DIRECTORS' INTERESTS IN ASSETS/CONTRACTS AND OTHER INTERESTS

Save as to the Deed, the Supplemental Deed, the UHL SP Agreement and the Supplemental Agreement, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Enlarged Group subsisting at the Latest Practicable Date which was significant in relation to the business of the Enlarged Group.

Save as to the transaction contemplated under the Deed and the UHL SP Agreement, none of the Directors has any direct or indirect interests in any assets which have been acquired or disposed of by or leased to any member of the Enlarged Group or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group since 31 December 2004, being the date to which the latest published audited consolidated accounts of the Group were made up.

5. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of the Company, at any general meeting, resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

6. MATERIAL CONTRACTS

The following contracts, not being contracts in the ordinary course of business, were entered into by the Company or its subsidiaries within the two years preceding the date of this circular and are or may be material:

a. the placing agreement dated 15 September 2003 entered into between Kwan Wing Holdings Limited, Techral Holdings Limited and an independent placing agent for placing 500,000,000 placing shares at an issue price of HK$0.03 each and the conditional top-up subscription agreement dated 15 September 2003 entered into between Kwan Wing Holdings Limited, Techral Holdings Limited and the Company;

b. the subscription agreement dated 8 October 2003 entered into amongst L-Tek Holdings Limited, Mogul Enterprises Limited ("Mogul"), Leaptek Limited ("Leaptek"), Mr. Chan Kam Kwan, Jason and Mr. Ho Te Hwai, Cecil in relation to, amongst other things, the subscription of 173,100,000 new ordinary shares and 676,900,000 preference shares in L-Tek Holdings Limited (the "L-Tek Subscription Agreement") for a total cash consideration of HK$85 million;

c. the deed of termination dated 17 January 2004 entered into by the same parties to the L-Tek Subscription Agreement terminating the rights and obligations under the L-Tek Subscription Agreement;

d. the subscription agreement dated 17 January 2004 (the "Leaptek Subscription Agreement") entered into between Leaptek, Mogul, the Company, Mr. Ko, Mr. Ho Te Hwai, Cecil and Mr. Chan Kam Kwan, Jason, in relation to, among other things, the subscription of the Leaptek ordinary shares and the Leaptek preference shares (with the warrants attached) by Mogul (as supplemented by a supplemental agreement entered into by the same parties on 3 February 2004) with a consideration of approximately HK$70 million;

e. the shareholders' deed dated 18 May 2004 entered into between the Company, Mr. Ko and Motorola-Dragon Investment, Inc., in relation to the subscription agreement dated 18 May 2004 entered into between DVN (Holdings) Limited and Motorola-Dragon Investment, Inc. with a consideration of up to approximately US$33 million;

f. the Deed and the Supplemental Deed;

g. the UHL SP Agreement and the Supplemental Agreement; and

h. the placing and subscription agreement dated 22 February 2005 entered into between the Company, Kwan Wing Holdings Limited, Techral Holdings Limited and the placing agent in relation to the Placing and Top-up Subscription with the gross proceeds of approximately HK$78.6 million.

7. LITIGATION

As at the Latest Practicable Date, no member of the Enlarged Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance had known to the Directors to be pending or threatened by or against any member of the Enlarged Group.

8. EXPERTS AND CONSENTS

The following is the qualification of the experts who have been named in this circular or have given opinion or advice which are contained in this circular:

Name	Qualification
EYCFL	a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities for the purposes of the SFO
Somerley	a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities for the purposes of the SFO
PricewaterhouseCoopers	Certified Public Accountants
Eddie K.K. Lau CPA Limited	Certified Public Accountants
Vigers Appraisal & Consulting Ltd.	Property valuer, Chartered Surveyor

EYCFL, Somerley, PricewaterhouseCoopers, Eddie K.K. Lau CPA Limited and Vigers Appraisal & Consulting Ltd. have given and have not withdrawn their written consents to the issue of this circular with the inclusion herein of their letters or references to their names in the form and context in which they respectively appear.

None of EYCFL, Somerley, PricewaterhouseCoopers, Eddie K.K. Lau CPA Limited and Vigers Appraisal & Consulting Ltd. have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

None of EYCFL, Somerley, PricewaterhouseCoopers, Eddie K.K. Lau CPA Limited and Vigers Appraisal & Consulting Ltd. have any direct or indirect interests in any assets which have been, since 31 December 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or which are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

9. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any member of the Group or associated companies which has more than 12 months to run and does not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation) and no service contract has been entered into or amended within 6 months before the date of the Announcement.

10. SECRETARY AND QUALIFIED ACCOUNTANT OF THE COMPANY

The secretary of the Company is Mr. Chan Kam Kwan, Jason.

The qualified accountant of the Company is Mr. Ho Te Hwai, Cecil, who is a member of the Canadian Institute of Chartered Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

11. SHAREHOLDINGS AND DEALINGS

(a) Save for the 1,019,077,150 Shares held by Mr. Ko and his concert parties as at the Latest Practicable Date as disclosed in the section headed "Shareholding structure of the Company" in the Letter from the Board of this circular, none of Mr. Ko and his concert parties (including any directors of any concert parties which are entities) owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, none of them had dealt for value in any such Shares during the period starting six months prior to 2 February 2005 (being the date of the Announcement) and ending on the Latest Practicable Date, save for the Placing and Top-up Subscription. Save for Mr. Ko, no other Director held any Shares as at the Latest Practicable Date and none of them have dealt in any securities in the Company for value during the period commencing six months prior to 2 February 2005.

(b) No person with whom Mr. Ko and his concert parties had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to 2 February 2005 (being the date of the Announcement) and ending on the Latest Practicable Date.

(c) Neither EYCFL, Somerley, PricewaterhouseCoopers, Eddie K.K. Lau CPA Limited and Vigers Appraisal & Consulting Ltd. nor any other advisers to the Company as specified in class (2) of the definition of associate (excluding exempt principal traders) in the Takeovers Code, their respective ultimate holding companies, nor any of their respective subsidiaries or fellow subsidiaries owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date.

(d) No subsidiary of the Company or a pension fund of the Company or of its subsidiaries owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date.

(e) No fund manager (other than exempt fund manager) connected with the Company owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date.

(f) At no time during the period commencing six months prior to 2 February 2005 (being the date of the Announcement), and ending on the Latest Practicable Date, was any member of the Group a party to any arrangement to enable the Directors and their associates to acquire benefits by means of the acquisition of the Shares or any other body corporate.

(g) As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) between Mr. Ko or any of his concert parties and other persons in relation to the transfer of the Shares to be issued to Mr. Ko or any of his concert parties under the UHL SP Agreement and the Deed.

(h) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code.

12. MARKET PRICES

The table below shows the closing prices on the Stock Exchange of the Shares (i) at the end of each of the six calendar months preceding the date of the Announcement; (ii) on the last trading day immediately preceding the date of the Announcement being 17 December 2004; (iii) the end of the calendar months following the date of the Announcement and (iv) on the Latest Practicable Date:

Date	**Closing Price** *HK$*
2004	
31 August	0.049
30 September	0.046
29 October	0.036
30 November	0.049
17 December	0.047
31 December	suspended
2005	
31 January	suspended
28 February	0.137
31 March	0.147
29 April	0.133
Latest Practicable Date	0.141

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period commencing from the start of the six months preceding the date of the Announcement and the Latest Practicable Date were respectively HK$0.169 on 11 March 2005 and HK$0.035 on 21 October 2004.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours from 9:00 a.m. to 5:00 p.m. (except Saturdays and public holidays) at the principal office of the Company at Unit 4306-07, Far East Finance Center, 16 Harcourt Road, Admiralty, Hong Kong up to and including 30 May 2005.

— the Company's memorandum and articles of association;

— the material contracts referred to in the section headed "Material Contracts" in this Appendix;

— the accountants' report on Orient Ventures included in Appendix II to this circular;

- the accountants' report on Anglo Alliance included in Appendix III to this circular;
- the accountants' report on Hao Ge included in Appendix IV to this circular;
- the accountants' report on the Media Group in Appendix V to this circular;
- the written consents referred to under the section headed "Experts and Consents" in this appendix;
- the annual reports of the Company for the three years ended 31 December 2004;
- the letter from the Independent Board Committee set out on pages 39 to 40 of this circular;
- the letter from Somerley set out on pages 41 to 84 of this circular;
- a letter signed by PricewaterhouseCoopers setting out their opinion on the adjustments made on the pro forma financial information of the Enlarged Group as set out in Appendix VI to this circular;
- the reports from EYCFL and Eddie K.K. Lau CPA Limited relating to the Target Profit, the texts of which are set out in Appendix VIII to this circular; and
- the letter, summary of values and valuation certificate relating to the property interests of the Group, prepared by Vigers Appraisal & Consulting Ltd., the texts of which are set out in Appendix IX to this circular.

14. MISCELLANEOUS

- The correspondence address of the Directors is at Unit 4306-07, Far East Finance Center, 16 Harcourt Road, Admiralty, Hong Kong;
- The correspondence address of the Company is at Unit 4306-07, Far East Finance Center, 16 Harcourt Road, Admiralty, Hong Kong;
- The registered office of the Company is at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, Cayman Islands;
- The Hong Kong branch share registrar and transfer office of the Company is Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong;

— The correspondence address of Mr. Ko is at Unit 4306-07, Far East Finance Center, 16 Harcourt Road, Admiralty, Hong Kong;

— As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) existing (a) between Mr. Ko or his concert parties and any of the Directors, recent Directors, Shareholders or recent Shareholders and (b) between any Directors and any other person having any connection with or dependence upon the transactions contemplated under the UHL SP Agreement and the Whitewash Waiver;

— As at the Latest Practicable Date, no Independent Shareholders had irrevocably committed themselves to vote for the transactions contemplated under the UHL SP Agreement or the Whitewash Waiver; and

— The English text of this circular shall prevail over the Chinese text.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

NOTICE IS HEREBY GIVEN that a extraordinary general meeting ("**EGM**") of Universal Holdings Limited ("**Company**") will be held at 9:00 a.m. on Monday, 30 May 2005 at Unit 3203, Admiralty Centre I, 18 Harcourt Road, Admiralty, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTIONS

(1) "**THAT** the authorized share capital of the Company be hereby increased from HK$52,407,600 comprising 5,000,000,000 ordinary shares of HK$0.01 ("**Shares**") each and 240,760,000 preference shares of HK$0.01 each to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares."

(2) "**THAT** conditional upon the Listing Committee of The Hong Kong Stock Exchange Limited (the "**Stock Exchange**") approving the listing of and granting permission to deal in, (i) 5,746,570,871 ordinary shares of HK$0.01 each ("**Shares**") in the share capital of the Company to be issued to Mr. Ko Chun Shun, Johnson ("**Mr. Ko**") and Mr. Dong Ping (such Shares, the "**Consideration Shares**") under the sale and purchase agreement entered into between the Company and Mr. Ko on 2 February 2005 in relation to the entire issued share capital of Orient Ventures Limited (the "**Agreement**") (as amended by a supplemental agreement entered into between the Company and Mr. Ko on 11 May 2005 (the "**Supplemental Agreement**")) (a copy of the Agreement (as amended by the Supplemental Agreement) has been submitted to this meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification); (ii) the Shares to be issued and allotted by the Company upon the conversion rights attaching to the first tranche convertible note of a principal amount of HK$103,984,694 (the "**First Tranche Convertible Note**") to be issued by the Company to Mr. Ko under the Agreement (as amended by the Supplemental Agreement) being exercised; and (iii) the Shares to be issued and allotted by the Company upon the conversion rights attaching to the second tranche convertible note of a principal amount of up to HK$183,333,333 (the "**Second Tranche Convertible Note**") to be issued by the Company under the Agreement (as amended by the Supplemental Agreement) being exercised, the transactions contemplated under the Agreement, including but not limited to,

(a) the purchase of the entire issued share capital of Orient Ventures Limited by the Company from Mr. Ko;

(b) the assignment of the loan in a sum of HK$436,600,000 owed by Orient Ventures Limited to Mr. Ko to the Company at completion of the Agreement (as amended by the Supplemental Agreement);

(c) the issue and allotment of the Consideration Shares;

(d) the issue of the First Tranche Convertible Note and the Second Tranche Convertible Note; and

(e) the acceptance and the exercise of an option to be granted by Ms Zhou Yue (趙越) to Anglo Alliance Co., Limited in respect of the 2% interests in the registered capital of 北京浩歌盛世影視文化有限公司(Beijing Hao Ge Sheng Shi Film & TV Culture Co. Ltd.),

be hereby approved, ratified and confirmed and any directors of the Company be hereby authorized to do all such further acts and things and sign, execute and deliver all such documents and take all such actions which in his opinion may be necessary, desirable or expedient to implement and/or give effect to and/or in connection with the Agreement (as amended by the Supplemental Agreement) and the transactions contemplated thereunder."

(3) "**THAT** the waiver pursuant to Note 1 to the Notes on dispensations of Rule 26 of the Code on Takeovers and Mergers (the "**Takeovers Code**") waiving any obligation on the part of Mr. Ko Chun Shun, Johnson ("**Mr. Ko**") to make a mandatory general offer for all the issued shares in the capital of the Company and all other securities in the Company which carry rights to subscribe for or convert into new ordinary shares of the Company not already owned by him or parties acting in concert with him which would otherwise arise under Rule 26.1 of the Takeovers Code as a result of (i) the issuance of 3,046,570,871 ordinary shares of HK$0.01 each ("**Shares**") in the issued share capital of the Company to Mr. Ko as part of the consideration under the sale and purchase agreement entered into between the Company and Mr. Ko on 2 February 2005 in relation to the entire issued share capital of Orient Ventures Limited (the "**Agreement**") (as amended by a supplemental agreement entered into between the Company and Mr. Ko on 11 May 2005 (the "**Supplemental Agreement**")) (a copy of the Agreement (as amended by the Supplemental Agreement) has been submitted to this meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification); (ii) the issuance of 2,122,136,612 Shares to Mr. Ko upon his exercise of the conversion rights attaching to the first tranche convertible note of a principal amount of HK$103,984,694 to be issued by the Company to Mr. Ko as part of consideration under the Agreement (as amended by the Supplemental Agreement); and (iii) the issuance of 3,741,496,591 Shares to Mr. Ko upon his exercise of the conversion rights attaching to the second tranche convertible note of a principal amount of HK$183,333,333 (assuming the maximum amount is issued) to be issued by the Company to Mr. Ko as the balance of the consideration under the Agreement (as amended by the Supplemental Agreement), be and is hereby approved."

(4) "**THAT**:

(a) subject to paragraphs (b) and (c) of this resolution, the directors of the Company be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20 percent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution or in the event completion of the sale and purchase agreement entered into between the Company and to Mr. Ko Chun Shun, Johnson on 2 February 2005 in relation to the entire issued share capital of Orient Ventures Limited (the "Agreement") (as amended by a supplemental agreement entered into between the Company and Mr. Ko on 11 May 2005 (the "Supplemental Agreement")) (a copy of the Agreement (as amended by the Supplemental Agreement) has been submitted to this meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification) takes place accordingly, 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of completion of the Agreement.

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(iv) whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 13 May 2005

Principal place of business in Hong Kong:
Unit 4306-7, Far East Finance Centre
16, Harcourt Road
Admiralty
Hong Kong

Notes:

1. A member entitled to attend and vote at the EGM is entitled to appoint a proxy or proxies to attend and vote on his behalf. A proxy need not be a member of the Company. A form of proxy is enclosed herewith. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the meeting.

2. In order to be valid, a form of proxy together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Hong Kong branch share registrar and transfer office of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case may be).

3. In the case of joint holders, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that a extraordinary general meeting ("**EGM**") of Universal Holdings Limited ("**Company**") will be held at 9:00 a.m. on Monday, 30 May 2005 at Unit 3203, Admiralty Centre I, 18 Harcourt Road, Admiralty, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTIONS

(1) "**THAT** the authorized share capital of the Company be hereby increased from HK$52,407,600 comprising 5,000,000,000 ordinary shares of HK$0.01 ("**Shares**") each and 240,760,000 preference shares of HK$0.01 each to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares."

(2) "**THAT** conditional upon the Listing Committee of The Hong Kong Stock Exchange Limited (the "**Stock Exchange**") approving the listing of and granting permission to deal in, (i) 5,746,570,871 ordinary shares of HK$0.01 each ("**Shares**") in the share capital of the Company to be issued to Mr. Ko Chun Shun, Johnson ("**Mr. Ko**") and Mr. Dong Ping (such Shares, the "**Consideration Shares**") under the sale and purchase agreement entered into between the Company and Mr. Ko on 2 February 2005 in relation to the entire issued share capital of Orient Ventures Limited (the "**Agreement**") (as amended by a supplemental agreement entered into between the Company and Mr. Ko on 11 May 2005 (the "**Supplemental Agreement**")) (a copy of the Agreement (as amended by the Supplemental Agreement) has been submitted to this meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification); (ii) the Shares to be issued and allotted by the Company upon the conversion rights attaching to the first tranche convertible note of a principal amount of HK$103,984,694 (the "**First Tranche Convertible Note**") to be issued by the Company to Mr. Ko under the Agreement (as amended by the Supplemental Agreement) being exercised; and (iii) the Shares to be issued and allotted by the Company upon the conversion rights attaching to the second tranche convertible note of a principal amount of up to HK$183,333,333 (the "**Second Tranche Convertible Note**") to be issued by the Company under the Agreement (as amended by the Supplemental Agreement) being exercised, the transactions contemplated under the Agreement, including but not limited to,

(a) the purchase of the entire issued share capital of Orient Ventures Limited by the Company from Mr. Ko;

(b) the assignment of the loan in a sum of HK$436,600,000 owed by Orient Ventures Limited to Mr. Ko to the Company at completion of the Agreement (as amended by the Supplemental Agreement);

(c) the issue and allotment of the Consideration Shares;

(d) the issue of the First Tranche Convertible Note and the Second Tranche Convertible Note; and

(e) the acceptance and the exercise of an option to be granted by Ms Zhou Yue (趙越) to Anglo Alliance Co., Limited in respect of the 2% interests in the registered capital of 北京浩歌盛世影視文化有限公司 (Beijing Hao Ge Sheng Shi Film & TV Culture Co. Ltd.),

be hereby approved, ratified and confirmed and any directors of the Company be hereby authorized to do all such further acts and things and sign, execute and deliver all such documents and take all such actions which in his opinion may be necessary, desirable or expedient to implement and/or give effect to and/or in connection with the Agreement (as amended by the Supplemental Agreement) and the transactions contemplated thereunder."

(3) "**THAT** the waiver pursuant to Note 1 to the Notes on dispensations of Rule 26 of the Code on Takeovers and Mergers (the "**Takeovers Code**") waiving any obligation on the part of Mr. Ko Chun Shun, Johnson ("**Mr. Ko**") to make a mandatory general offer for all the issued shares in the capital of the Company and all other securities in the Company which carry rights to subscribe for or convert into new ordinary shares of the Company not already owned by him or parties acting in concert with him which would otherwise arise under Rule 26.1 of the Takeovers Code as a result of (i) the issuance of 3,046,570,871 ordinary shares of HK$0.01 each ("**Shares**") in the issued share capital of the Company to Mr. Ko as part of the consideration under the sale and purchase agreement entered into between the Company and Mr. Ko on 2 February 2005 in relation to the entire issued share capital of Orient Ventures Limited (the "**Agreement**") (as amended by a supplemental agreement entered into between the Company and Mr. Ko on 11 May 2005 (the "**Supplemental Agreement**")) (a copy of the Agreement (as amended by the Supplemental Agreement) has been submitted to this meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification); (ii) the issuance of 2,122,136,612 Shares to Mr. Ko upon his exercise of the conversion rights attaching to the first tranche convertible note of a principal amount of HK$103,984,694 to be issued by the Company to Mr. Ko as part of consideration under the Agreement (as amended by the Supplemental Agreement); and (iii) the issuance of 3,741,496,591 Shares to Mr. Ko upon his exercise of the conversion rights attaching to the second tranche convertible note of a principal amount of HK$183,333,333 (assuming the maximum amount is issued) to be issued by the Company to Mr. Ko as the balance of the consideration under the Agreement (as amended by the Supplemental Agreement), be and is hereby approved."

(4) "**THAT**:

(a) subject to paragraphs (b) and (c) of this resolution, the directors of the Company be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20 percent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution or in the event completion of the sale and purchase agreement entered into between the Company and to Mr. Ko Chun Shun, Johnson on 2 February 2005 in relation to the entire issued share capital of Orient Ventures Limited (the "Agreement") (as amended by a supplemental agreement entered into between the Company and Mr. Ko on 11 May 2005 (the "Supplemental Agreement")) (a copy of the Agreement (as amended by the Supplemental Agreement) has been submitted to this meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification) takes place accordingly, 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of completion of the Agreement.

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(iv) whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 13 May 2005

Principal place of business in Hong Kong:
Unit 4306-7, Far East Finance Centre
16, Harcourt Road
Admiralty
Hong Kong

Notes:

1. A member entitled to attend and vote at the EGM is entitled to appoint a proxy or proxies to attend and vote on his behalf. A proxy need not be a member of the Company. A form of proxy is enclosed herewith. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the meeting.

2. In order to be valid, a form of proxy together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Hong Kong branch share registrar and transfer office of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case may be).

3. In the case of joint holders, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

PROXY FORM

Proxy form for use by shareholders at the Extraordinary General Meeting ("Meeting") to be held at 9:00 a.m. on 30 May 2005, at Unit 3203, Admiralty Centre I, 18 Harcourt Road, Admiralty, Hong Kong .

I/We [(note a)] ______________________ of ______________________

______________________ being the registered holder(s) of ______________________

shares [(note b)] of HK$0.01 each in the capital of **UNIVERSAL HOLDINGS LIMITED** ("Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or [(note c)] ______________ of ______________

______________________ as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at 9:00 a.m. on 30 May 2005 at Unit 3203, Admiralty Centre I, 18 Harcourt Road, Admiralty, Hong Kong for the purposes of considering and, if thought fit, passing the ordinary resolutions set out in the notice convening the Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolutions as summarized below [(note d)].

	ORDINARY RESOLUTIONS	For [(note d)]	Aginst [(note d)]
1.	To increase the authorized share capital of the Company from HK$52,407,600 to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares.		
2.	To approve the transactions contemplated under the UHL SP Agreement, including among other things, the acquisition of the entire issued share capital of Orient Ventures, the possible exercise of the Option and the issue of the Consideration Shares, the First Tranche Convertible Note and the Second Tranche Convertible Note.		
3.	To approve the Whitewash Waiver.		
4.	To grant the New General Mandate to the Directors to issue new Shares.		

Dated ______________________ Signature [(note g)] ______________________

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares of HK$0.01 each registered in your name(s). If no number is inserted, the proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "**THE CHAIRMAN OF THE MEETING** or" here and insert the name and address of the proxy desired in the space provided.

(d) **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

(e) **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(f) The above table provides a summary of the relevant resolutions only. Sharerholers should refer to the notice convening the Meeting for full texts of the resolutions. Capitalized terms used in the table have the same meanings as defined in the circular of the Company dated 30 May 2005.

(g) Under the Company's articles of association, a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll is properly demanded; and on a show of hands, every member present in person or (being a corporation) by duly authorised representative shall have one vote. **AS THE CHAIRMAN IS ONLY ABLE TO EXERCISE ONE VOTE ON A SHOW OF HANDS, HE WILL USE THE VOTE FOR THOSE MEMBERS WHO WISH TO VOTE FOR ANY OR ALL OF THE RESOLUTIONS PUT TO THE MEETING. IF YOU WISH TO VOTE AGAINST ANY OR ALL OF THE RESOLUTIONS PUT TO THE MEETING, YOU MUST APPOINT A PERSON OTHER THAN THE CHAIRMAN OF THE MEETING TO ACT AS YOUR PROXY.** Vote in respect of resolutions numbered 2, 3 and 4 will be conducted by poll.

(h) This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.

(i) Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(j) To be valid, the proxy form together with any power of attorney or other authority (if any) under which it is signed or notarially certified copy thereof, must be lodged with the Hong Kong branch share registrar and transfer office of the Company at Tengis Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

(k) A proxy need not be a member of the Company but must attend the Meeting in person to represent you.

(l) Completion and deposit of the proxy form will not preclude you from attending and voting at the Meeting should you so wish.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the **"Company"**) will be held at the 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2004.

2. To re-elect retiring director and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, the following resolutions as ordinary resolutions of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

5. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of, and permission to deal in any ordinary shares in the capital of the Company with a nominal value of HK$0.01 each (the "**Shares**") to be issued pursuant to the exercise of options which may be granted under the Refreshed Scheme Mandate Limit (as defined below), the refreshment of the limit in respect of the granting of share options under the share option scheme adopted by the Company on 30 July 2002 (the "**Scheme**"), up to a new 10 percent limit (the "**Refreshed Scheme Mandate Limit**") be approved PROVIDED THAT (i) the total number of Shares which may be issued upon exercise of options to be granted under the Scheme on or after the date of the passing of this resolution (the "**Refreshed Date**") together with all options to be granted under any other share option scheme(s) of the Company on or after the Refreshed Date, must not exceed 10 percent of the number of shares in issue at the Refreshed Date; and (ii)

options granted prior to the Refreshed Date under the Scheme or any other share option scheme(s) of the Company (including without limitation those outstanding, cancelled, lapsed or exercised in accordance with the Scheme or such other scheme(s) of the Company) shall not be counted for the purpose of calculating the Refreshed Scheme Mandate Limit; and (iii) the total number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme or any other scheme(s) of the Company must not exceed 30 percent of the relevant class of securities of the Company in issue from time to time, and any director of the Company be and is hereby authorized to do such act and execute such document to effect the Refreshed Scheme Mandate Limit."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 30 May 2005

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. As at the date hereof, the board of directors of the Company comprises Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

4. A circular containing the details of the Annual General Meeting has been despatched to each shareholder today.

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

PROXY FORM

I/We being a member/members of Universal Holdings Limited (the "**Company**") and entitled to vote at the Annual General Meeting herein mentioned, hereby appoint the chairman of the Annual General Meeting, OR

____

(Please inset full name and address of person or persons whom you wish to appoint).

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10:00 a.m. and at every adjournment thereof in respect of the resolutions set out in the notice of the Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the Annual General Meeting in such manner as he thinks fit.

		FOR	AGAINST
1.	To receive and consider the reports of the directors and the auditors of the Company and the audited financial statements for the year ended 31 December 2004.		
2.1	To re-elect Tsoi Tong Hoo, Tony as a director.		
2.2	To re-elect Shen Ka Yip, Timothy as a director.		
2.3	To re-elect Yuen Kin as a director.		
2.4	To re-elect Wilton Timothy Carr Ingram as a director.		
2.5	To authorise the directors of the Company of fix their remuneration.		
3.	To re-appoint auditors and to authorise the directors of the Company to fix their remuneration.		
4.	To grant the general mandate to the directors of the Company to allot, issue and otherwise deal with shares in the capital of the Company not exceeding in aggregate 20 per cent. of the aggregate nominal amount of the share capital of the Company.		
5.	To refresh the 10% granting limit of the existing share option scheme of the Company.		

Signature(s) ______________________________

Full name(s) ______________________________ (Block Capitals)

Dated this ______________________________ day of ______________________________ 2005

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than those named is preferred, strike out the named proxies and insert the name and address of the desired proxy in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". IF NO DIRECTION IS GIVEN, THE PROXY WILL VOTE OR ABSTAIN AS HE/SHE THINKS FIT.**
5. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrars, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).
6. In the case of joint registered holders of any share of the Company, any one of such joint holders may vote at the meeting either in person or by proxy but if more than one of such joint holders are present at the meeting personally or by proxy the said person whose name stands first on the register of members of the Company in respect of the relevant share shall alone be entitled to vote in respect thereof.
7. This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation must either executed under seal or under the hand of an officer or attorney duly authorised in writing.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and return of the form of proxy however, will not preclude you from attending and voting at the meeting if you so wish.

(VV)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

GRANTING OF GENERAL MANDATE TO ISSUE NEW SHARES REFRESH THE 10% GRANTING LIMIT UNDER THE SHARE OPTION SCHEME GRANT OF SHARE OPTIONS, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice of the Annual General Meeting to be held at 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10:00 a.m. is set out on pages 10 to 12 of this circular. A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend the Annual General Meeting in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

30 May 2005

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10:00 a.m., or any adjournment thereof (or as the case may be)
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Existing General Mandate"	the general mandate granted to the Directors at the annual general meeting of the Company held on 30 June 2004 to allot, issue and deal with not more than 654,858,631 new Shares being 20% of the number of issued Shares as at the date of such annual general meeting
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	25 May 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"New General Mandate"	the general mandate proposed to be granted to the Directors at the Annual General Meeting to allot, issue and deal with additional new Shares not exceeding 20% of the number of issued Shares as at the date of passing of the ordinary resolution in relation thereof
"Placing and Top-up Subscription"	the placing of 654,850,000 existing Shares by Kwan Wing Holdings Limited and Techral Holdings Limited, companies controlled by Mr. Ko Chun Shun ("Mr. Ko"), at a price of HK$0.12 per Share and the subscription for 654,850,000 new Shares by Kwan Wing Holdings Limited and Techral Holdings Limited at an issue price of HK$0.12 per Share pursuant to a placing and subscription agreement dated 22 February 2005, details of which are set out in the announcement of the Company dated 23 February 2005
"Proposed Refreshment"	the proposal to refresh the limit under the Scheme so that the Company may grant new Share Options to subscribe for new Shares representing in aggregate up to 10% of its issued share capital as at the date of passing of the ordinary resolution in relation thereof
"Scheme"	the share option scheme of the Company adopted on 30 July 2002, details of which were set out in the circular issued by the Company and its wholly-owned subsidiary, Universal Appliance Limited dated 31 July 2002
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"Share Option(s)"	option(s) granted, or which may be granted, pursuant to the terms of the Scheme, to subscribe for new Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"UHL SP Agreement"	the conditional sale and purchase agreement dated 2 February 2005 entered into between the Company and Mr. Ko, in relation to the acquisition of the entire issued share capital of Orient Ventures and assignment of shareholder's loan, details of which are set out in the announcement of the Company dated 2 February 2005
"%"	per cent.
"2004 Annual Report"	the annual report of the Company for the year ended 31 December 2004

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

Executive Directors:
Mr. Ko Chun Shun, Johnson *(Chairman)*
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

30 May 2005

To the Shareholders

Dear Sir/Madam,

GRANTING OF GENERAL MANDATE TO ISSUE NEW SHARES REFRESH THE 10% GRANTING LIMIT UNDER THE SHARE OPTION SCHEME GRANT OF SHARE OPTIONS, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain ordinary resolutions to be proposed at the Annual General Meeting to enable you to make an informed decision on whether to vote for or against those resolutions.

At the Annual General Meeting, resolutions, amongst others, will be proposed for the Company to approve (i) the granting of the New General Mandate to the Directors; and (ii) the Proposed Refreshment and (iv) the re-election of certain directors.

THE GENERAL MANDATE

The Existing General Mandate was granted to the Directors to allot and issue 654,858,631 new Shares at the annual general meeting of the Company held on 30 June 2004. 654,850,000 Shares have been issued pursuant to the Placing and Top-up Subscription under the Existing General Mandate and no refreshment of general mandate has been made since the last annual general meeting held on 30 June 2004. As at the Latest Practicable Date, the Directors were only given available mandate to allot and issue 8,631 new Shares, representing less than 0.001% of the issued ordinary share capital of the Company.

The Directors consider it in the best interests of the Company and its Shareholders to grant the New General Mandate to the Directors with a view to capturing possible fund raising opportunities. At the Annual General Meeting, an ordinary resolution will be proposed to the Shareholders approving the grant of the New General Mandate to the Directors to allot, issue and otherwise deal with new Shares not exceeding in aggregate 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing such resolution.

As at the Latest Practicable Date, the Company had an aggregate of 4,169,903,157 Shares in issue. An additional 5,746,570,871 new Shares may fall to be issued upon completion of the UHL SP Agreement, which is expected to take place before the Annual General Meeting. Subject to the passing of the ordinary resolution for the approval of the New General Mandate and assuming that no Shares will be issued or repurchased by the Company between the Latest Practicable Date and the date of the Annual General Meeting, the Company will be allowed under the New General Mandate to allot, issue and deal with up to 833,980,631 new Shares. Assuming the completion of the UHL SP Agreement takes place before the Annual General Meeting, the Company will be allowed under the New General Mandate to allot, issue and deal with up to 1,983,294,805 new Shares.

The New General Mandate if granted will continue in force until (a) the conclusion of the next annual general meeting of the Company after the Annual General Meeting; or (b) it is revoked or varied by an ordinary resolution passed in a general meeting of the Company.

REFRESHMENT OF THE GRANTING LIMIT UNDER THE EXISTING SHARE OPTION SCHEME

The Scheme was unconditionally adopted by the Company on 18 September 2002 upon the Shares were listed on the Stock Exchange by way of introduction and the Directors were granted a mandate a grant up to 277,429,315 Share Options representing 10% of the 2,774,293,157 Shares in issue as at the listing date.

Reasons for the Proposed Refreshment

Up to the Latest Practicable Date, 277,400,000 Share Options have been granted under the existing mandate. The Directors may grant an additional of 29,315 Share Options, representing only approximately 0.0007% of the issued Shares of the Company as at the Latest Practicable Date (being 4,169,903,157 Shares). The Board considers that it is necessary to "refresh" the limit of the Scheme so as to allow sufficient flexibility to grant Share Options pursuant to the Scheme as a means to provide incentive and reward to talented individuals and other participants who will contribute towards the long-term success and prosperity of the Group. If the Proposed Refreshment is approved, based on 4,169,903,157 Shares in issue and assuming that there will be no issue or repurchase of Shares between the Latest Practicable Date and the date of the Annual General Meeting, the Board will be able to grant Share Options for subscription of up to a total of 416,990,315 Shares, being 10% of the issued share capital of the Company.

Assuming the completion of the UHL SP Agreement takes place before the Annual General Meeting, the Board will be able to grant Share Option for Subscription of up to a total of 991,647,402 Shares, being 10% of the then issued share capital of the Company, as enlarged by the issue of the new Shares under the UHL SP Agreement.

As at the Latest Practicable Date, there were a total of 277,400,000 Share Options outstanding, which carry rights to subscribe for 277,400,000 new Shares, representing approximately 7.06% of the issued share capital of the Company. The above outstanding number of options and the 416,990,315 Share Options, which may be granted under the Scheme after the Proposed Refreshment is approved, together carry rights to subscribe for new Shares, representing 16.7% of the issued share capital of the Company as at the Latest Practicable Date.

The above outstanding number of 277,400,000 Share Options, and the 991,647,402 Share Options which may be granted under the Scheme after the Proposed Refreshment is approved assuming the completion of the UHL SP Agreement takes place before the Annual General Meeting, together carry rights to subscribe for new Shares, representing approximately 12.8% of the then issued share capital of the Company, as enlarged by the issue of the new Shares under the UHL SP Agreement.

The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of the Company must not in aggregate exceed 30% of the issued share capital of the Company in issue from time to time.

Conditions of the Proposed Refreshment

The Proposed Refreshment is conditional upon the approval of such refreshment at the Annual General Meeting and upon granting by the Stock Exchange of the listing of and permission to deal in the Shares to be issued upon the exercise of the Share Options which may be granted

under the "refreshed" limit of the Scheme. The Company will apply to the Stock Exchange for the approval of the listing of the new Shares, representing 10% of the issued share capital of the Company as at the date of the Annual General Meeting, to be issued upon exercise of the Shares Options which may be granted under the Scheme.

A resolution will be proposed at the Annual General Meeting to refresh, and to grant to the Directors, a general authority to grant Share Options for the subscription of new Shares representing not more than 10% of the entire issued share capital of the Company as at the date of the passing of such resolution and to allot, issue and otherwise deal with the Shares pursuant to the exercise of such Share Options.

RE-ELECTION OF DIRECTORS

Resolutions will be proposed to re-elect the following retiring directors at the Annual General Meeting:

Mr. Shen Ka Yip, Timothy, aged 43, is the Acting Chief Executive Officer and Executive Director of the Company since 14 March 2005. Mr. Shen graduated from the University of Alberta, Canada and holds his MBA Degree from the Simon Fraser University, Canada. Mr. Shen has over 20 years of extensive experience in accounting, corporate finance, investment as well as mergers and acquisition advisory in various reputable enterprises such as Merrill Lynch, Coopers and Lybrand. He was the Deputy General Manager — Corporate Finance of China Merchants Holdings International, a company listed on the main board of the Stock Exchange of Hong Kong Limited ("Stock Exchange") for the past 3 years. He is currently a member of the American Institute of the Certified Public Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of the Financial Planners Standards Council of Canada, an executive committee member of the Hong Kong Venture Capital and Private Equity Association, a senior member of the Hong Kong Association of Corporate Treasurers and the Director of the IRAA (Investor Relations Association Asia).

Mr. Shen is not appointed for a specific term and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company. Mr. Shen shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to his contribution to the Group.

Mr. Tsoi Tong Hoo, Tony, aged 40, is the Non-executive Director of the Company (previously the Managing Director since 12 October 2004). Mr. Tsoi graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honors Business Administration degree. He has been a Chartered Financial Analyst since 1989, and has extensive experience in the areas of investment research, investment banking and corporate management. Mr. Tsoi is a member of Dual Filing Advisory Group of the Securities and Futures Commission, and a member of the Listing Committees of the GEM and Main Boards of the Stock Exchange. Mr.

Tsoi is an Executive Director of Varitronix International Limited, a company listed on the main board of the Stock Exchange.

Mr. Tsoi will be appointed for a period of 2 years and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company. Mr. Tsoi shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to his contribution to the Group.

Mr. Yuen Kin, aged 50, is the Independent Non-executive Director of the Company since 23 September 2004. Mr. Yuen holds a Master of Business Administration degree from the University of Toronto, Canada and a Bachelor of Arts degree from the University of Western Ontario, Canada. Mr. Yuen is a Chartered Accountant in Canada and is a FCPA in Hong Kong and FCCA in the United Kingdom. Mr. Yuen has over 25 years in Finance and Accounting and had held several senior management positions in different listed corporations in Hong Kong. Mr. Yuen was the Executive Director and the Chief Financial Officer of The Grande Group Holdings Limited for 12 years until February 2004 and the Independent Non-executive Director of Maxx Bioscience Limited from April 2002 to February 2004. Both companies are listed on the main board of the Stock Exchange of Hong Kong Limited.

Mr. Yuen will be appointed for a period of 2 years and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company. Mr. Yuen shall receive a monthly basic remuneration of HK$12,000.

Mr, Wilton Timothy Carr Ingram, aged 57, is the Independent Non-executive Director of the Company for 9 years. Mr. Ingram has extensive experience in direct investments and financial services and is a director of a venture capital company in Australia.

Mr. Ingram will be appointed for a period of 2 years and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company. Mr. Ingram shall receive a monthly basic remuneration of HK$12,000. Mr. Ingram was a non-executive director of Huabao International Holdings Limited, a company listed on the main board of the Stock Exchange, until April 2004.

All of the above directors do not hold any interests in the share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance and do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

There are no other matters in respect of the re-election of these directors that need to be brought to the attention of the shareholders of the Company.

RIGHT TO DEMAND POLL

Pursuant to Article 66 of the Articles, every resolution submitted to a general meeting shall be determined on a show of hands in the first instance by the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a) at least 3 Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) any Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Directors consider that all the proposed resolutions in the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the ordinary resolutions nos. 1 to 5 to be proposed at the Annual General Meeting in respect thereof.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend and vote at the Annual General Meeting in person, you are requested to complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Yours faithfully,
For and on behalf of
UNIVERSAL HOLDINGS LIMITED
Ko Chun Shun, Johnson
Chairman

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the **"Company"**) will be held at the 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2004.

2. To re-elect retiring director and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, the following resolutions as ordinary resolutions of the Company:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

5. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of, and permission to deal in any ordinary shares in the capital of the Company with a nominal value of HK$0.01 each (the "**Shares**") to be issued pursuant to the exercise of options which may be granted under the Refreshed Scheme Mandate Limit (as defined below), the refreshment of the limit in respect of the granting of share options under the share option scheme adopted by the Company on 30 July 2002 (the "**Scheme**"), up to a new 10 percent limit (the "**Refreshed Scheme Mandate Limit**") be approved PROVIDED THAT (i) the total number of Shares which may be issued upon exercise of options to be granted under the

Scheme on or after the date of the passing of this resolution (the "**Refreshed Date**") together with all options to be granted under any other share option scheme(s) of the Company on or after the Refreshed Date, must not exceed 10 percent of the number of shares in issue at the Refreshed Date; and (ii) options granted prior to the Refreshed Date under the Scheme or any other share option scheme(s) of the Company (including without limitation those outstanding, cancelled, lapsed or exercised in accordance with the Scheme or such other scheme(s) of the Company) shall not be counted for the purpose of calculating the Refreshed Scheme Mandate Limit; and (iii) the total number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme or any other scheme(s) of the Company must not exceed 30 percent of the relevant class of securities of the Company in issue from time to time, and any director of the Company be and is hereby authorized to do such act and execute such document to effect the Refreshed Scheme Mandate Limit."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 30 May 2005

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. As at the date hereof, the board of directors of the Company comprises Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

前授出之購股權(包括但不限於按照計劃或本公司其他類似計劃發行在外、已註銷、失效或已行使者)於計算經更新計劃授權限額時不可計算入內;及(iii)根據計劃或本公司任何其他計劃已授出但未行使之發行在外購股權全面獲行使而可能發行之股份總數,不得超過本公司不時已發行相關類別證券30%,另授權本公司董事就落實經更新計劃授權限額而採取有關行動或簽立有關文件。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港,二零零五年五月三十日

附註:

1. 凡有權出席大會及於會上投票之本公司股東,均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有),最遲須於大會指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下),方為有效。

3. 於本通告日期,本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

(c) 本公司董事依據上文(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據(i)配售新股、或(ii)聯交所批准之本公司購股權計劃、或(iii)按照本公司組織章程細則配發股份以代替本公司全部或部份股份之股息之任何以股代息或類似安排),不得超過於通過本決議案當日本公司已發行股本面值總額之20%,而上述批准亦應受到相應限制;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列最早時間止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 依照法例或本公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 本決議案所述授權於股東大會上以本公司普通決議案撤回或修改當日。」

「配售新股」乃指本公司董事於指定期間內向於指定記錄日期名列股東名冊上之股份持有人,按照彼等當時所持股份之比例配售股份之建議,惟本公司董事有權就零碎股權或香港以外任何司法權區之法例或任何認可管制機構或任何證券交易所之規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

5. 「**動議**待香港聯合交易所有限公司上市委員會批准因根據經更新計劃授權限額(定義如下)授出之購股權獲行使而將予發行之本公司股本中每股面值0.01港元面值之普通股(「**股份**」)上市及買賣後,批准更新本公司於二零零二年七月三十日所採納購股權計劃(「**計劃**」)有關授出購股權之限額至10%限額(「**經更新計劃授權限額**」),惟(i)通過本決議案日期(「**經更新日期**」)或之後根據計劃授出之購股權,連同經更新日期或之後根據本公司任何其他購股權計劃將授出之全部購股權獲行使而可能發行之股份之總數,不得超過於經更新日期已發行股份數目之10%;及(ii)根據計劃或本公司任何其他購股權於經更新日期

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零五年六月三十日上午十時正假座香港灣仔港灣道一號會展廣場西南座皇朝會7樓董事廳舉行股東週年大會，藉以進行下列
事項：

作為普通事項

1. 省覽截至二零零四年十二月三十一日止年度之董事會報告書、經審核財務報表及核數師報告書。

2. 重選退任董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事會釐定核數師酬金。

作為特別事項

4. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂)：

「**動議：**

(a) 在下文(c)段所限制下，全面及無條件批准本公司董事於有關期間行使本公司一切權力，以配發、發行及處置本公司股本中之額外股份，及作出或授予或須行使此等權力之配售建議、協議、購股權以及轉換或兑換權；

(b) 上文(a)段之批准可附加於本公司董事所獲得之任何其他授權，並授權本公司董事於有關期間作出或授予或須於有關期間過後行使此等權力之配售建議、協議、購股權以及轉換或兑換權；

要求以股數表決之權利

根據細則第66條，於股東大會上提呈之每項決議案須先由親身出席之股東舉手投票表決，惟股東大會主席或以下人士可能(於宣佈舉手投票之結果時或之前)要求以股數表決：

(a) 至少三名親身出席或委派代表出席而於當時有權於大會上投票之股東；或

(b) 任何親身出席或透過派代表出席而有權於大會上投票，而其投票權不少於全體股東總投票權十分之一之一名或多名股東；或

(c) 任何親身出席或透過委派代表出席，並持有賦予持有人在大會上之投票權之本公司股份一名或多名股東，而該等股份之已繳股本數額佔全部具備此權利股份之已繳總額之十分之一。

推薦意見

董事認為於股東週年大會提呈之所有決議案乃符合本公司及股東整體之最佳利益，因此董事建議各股東將於股東週年大會上提呈之第1至5號普通決議案投贊成票。

隨函附奉股東週年大會適用之代表委任表格。倘　閣下無意親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東週年大會及於會上投票。

此致

列位股東　台照

代表
友利控股有限公司
主席
高振順
謹啟

二零零五年五月三十日

管理等範疇具豐富經驗。蔡先生為證券及期貨事務監察委員會雙重存檔事宜顧問小組成員，以及聯交所創業板及主板上市委員會成員。蔡先生為聯交所主板上市公司精電國際有限公司之執行董事。

蔡先生之任期為二年，且須根據本公司細則之條文於本公司股東週年大會上輪流退任及重選連任。蔡先生將收取每月基本酬金10,000港元，加不時由董事會經參照其對本集團之貢獻而釐定之酌情款項。

袁健先生，50歲，自二零零四年九月二十三日起任本公司獨立非執行董事。袁先生持有加拿大多倫多大學之工商管理碩士學位及加拿大西安大略大學之文學士學位。袁先生為加拿大特許會計師，亦為香港會計師公會及英國特許公認會計師公會之資深會員。袁先生已積累逾25年之財務及會計經驗，並曾於香港多間上市公司出任多個高級管理職位。袁先生曾出任嘉域集團有限公司之執行董事兼財務總監達12年，直至二零零四年二月為止，並於二零零二年四月至二零零四年二月出任曼盛生物科技集團有限公司之獨立非執行董事。兩間公司均於香港聯合交易所有限公司主板上市。

袁先生之任期將為兩年，惟須根據本公司細則之條文於本公司股東週年大會上輪流退任及重選連任。袁先生將就其服務獲取月薪12,000港元。

Wilton Timothy Carr Ingram先生，57歲，任本公司獨立非執行董事凡九年。Ingram先生於直接投資及金融服務方面具豐富經驗，並為澳洲一間創業基金公司之董事。

Ingram先生之任期將為兩年，惟須根據本公司細則之條文於本公司股東週年大會上輪流退任及重選連任。Ingram先生將就其服務獲取月薪12,000港元。Ingram先生於二零零四年四月前為聯交所主板上市公司華寶國際控股有限公司之非執行董事。

以上各董事於本公司股本中概無持有任何權益(如證券及期貨條例XV部所界定)，與本公司任何董事、高級管理人員、主要或控股股東亦無任何關係。

本公司概無有關董事之重選而須本公司股東垂注之其他事宜。

根據計劃授出之購股權獲行使而將予發行之新股份(佔本公司於股東週年大會日期已發行股本10%)上市及買賣。

股東週年大會上將提呈決議案以更新及授予董事一般授權，以授出可認購不超過本公司於通過有關決議案當日全部已發行股本10%之新股份之購股權，以及因行使有關購股權而配發、發行及以其他方式處理股份。

重選董事

將提呈決議案以在股東週年大會上重選以下告退董事：

沈嘉奕先生，43歲，自二零零五年三月十四日起任本公司署理行政總裁及執行董事。沈先生於加拿大亞佰塔大學畢業，並持有加拿大西門菲莎大學之工商管理碩士學位，擁有逾20年會計、企業融資、投資及併購顧問之豐富經驗，曾於MerrillLynch、Coopers and Lybrand等多間知名企業任職。彼於過去3年擔任香港聯合交易所有限公司(「聯交所」)主板上市公司招商局國際有限公司之企業融資副總經理，現為美國會計師協會會員、香港會計師公會資深會員、加拿大理財師標準理事會(Financial Planners Standards Council)會員、香港創業及私募投資協會常務委員會成員、香港企業財務長協會(Hong Kong Association of Corporate Treasurers)高級會員及投資者關係協會(亞洲)董事。

沈先生並無特定任期，且須根據本公司細則之條文於本公司股東週年大會上輪流退任及重選連任。沈先生將收取每月基本酬金10,000港元，加不時由董事會經參照其對本集團之貢獻而釐定之酌情款項。

蔡東豪先生，40歲，自二零零四年十月十二日起任本公司非執行董事(曾任董事總經理)。蔡先生於加拿大西安大略大學Ivey Business School畢業，獲頒工商管理榮譽學位。彼於一九八九年起任職特許財經分析師，並於投資研究、投資銀行及公司

擬議更新之原因

截至最後可行日期已根據現有授權授出277,400,000份購股權。董事可額外授出29,315份購股權，佔於最後可行日期本公司已發行股份(即4,169,903,157股股份)僅約0.0007%。董事會認為有必要「更新」計劃限額，以具備充分靈活性根據計劃授出購股權，作為獎勵及酬報有能之士及其他將對本集團長遠昌盛有貢獻之參與者之方式。如擬議更新獲批，按有4,169,903,157股已發行股份計算及假設最後可行日期至股東週年大會日期期間將不發行或購回股份，董事會將能授出可認購最多共416,990,315股股份，佔本公司已發行股本10%之購股權。

假設友利買賣協議於股東週年大會前完成，董事會將能授出購股權以認購最多共991,647,402股股份，佔因根據友利買賣協議發行新股份而擴大之本公司當時已發行股本10%。

於最後可行日期，共有277,400,000份未行使附帶權利可認購277,400,000股新股份(佔本公司已發行股本約7.06%)之購股權。上述未行使數目之購股權以及擬議更新獲批後根據計劃可授出之416,990,315份購股權，共附帶權利可認購佔於最後可行日期本公司已發行股本16.7%之新股份。

上述277,400,000份未行使購股權及於擬議更新後可能根據計劃授出之991,647,402份購股權乃假設友利買賣協議於股東週年大會前完成而批准，合共附帶權利可認購佔因根據友利買賣協議發行新股份而擴大之本公司當時已發行股本約12.8%之新股份。

全面行使計劃及本公司任何其他購股權計劃項下已授出但未行使之發行在外購股權而可能發行之最高股數，合共不得超過本公司不時已發行股本30%。

擬議更新之條件

擬議更新須待股東週年大會批准上述更新及聯交所批准因根據計劃「經更新」限額而授出之購股權獲行使而須予發行之股份上市及買賣。本公司將向聯交所申請批准因

一般授權

已在二零零四年六月三十日舉行之本公司股東週年大會上授予董事現有一般授權以配發及發行654,858,631股新股份。現有一般授權項下已根據配售及補足認購發行654,850,000股股份，而自二零零四年六月三十日舉行之上次股東週年大會以來並未更新一般授權。於最後可行日期，董事僅可行使授權以配發及發行8,631股新股份，佔本公司已發行普通股股本不足0.001%。

董事認為授予董事新一般授權以捕捉可能集資機會合乎本公司及其股東最佳利益。股東週年大會上將向股東提呈一項普通決議案，以批准授予董事新一般授權配發、發行及以其他方式處理新股份，惟合共不超過截至該決議案通過當日本公司已發行股本面值總額20%。

於最後可行日期，本公司合共有4,169,903,157股已發行股份。另於友利買賣協議完成（預期於股東週年大會前發生）時將有5,746,570,871股新股份須予發行。待通過批准新一般授權之普通決議案及假設最後可行日期至股東週年大會日期期間本公司將不會發行或購回股份，本公司根據新一般授權將獲准配發、發行及處理最多833,980,631股新股份。假設友利買賣協議之完成於股東週年大會前發生，則本公司根據新一般授權將獲准配發、發行及處理最多1,983,294,805股新股份。

新一般授權如獲授出將一直有效至(a)股東週年大會後本公司下屆股東週年大會結束時；或(b)本公司股東大會通過普通決議案撤銷或修改授權為止。

更新現有購股權計劃項下之授出購股權限額

本公司於股份以介紹方式在聯交所上市時在二零零二年九月十八日無條件採納計劃，而董事其時獲授可授出最多277,429,315份購股權之授權，佔於上市日期已發行股份2,774,293,157股之10%。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

執行董事：
高振順先生 *(主席)*
沈嘉奕先生

非執行董事：
蔡東豪先生
張釗榮先生

獨立非執行董事：
袁健先生
Wilton Timothy Carr Ingram先生
黃友嘉博士

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
金鐘
夏慤道16號
遠東金融中心
4306-07室

敬啟者：

授出發行新股份之一般授權、
更新購股權計劃項下之10%批授限額、
授出購股權、
重選董事及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關若干將於股東週年大會上提呈之普通決議案之資料，以便　閣下可就是否投票贊成或反對該等決議案作出知情決定。

本公司將於股東週年大會上提呈決議案，以批准本公司(i)授予董事新一般授權；及(ii)擬議更新及(iv)重選若干董事。

「友利買賣協議」	指	本公司與高先生就收購Orient Ventures全部已發行股本及轉讓有關股東貸款而於二零零五年二月二日訂立之有條件買賣協議；其詳情載於本公司於二零零五年二月二日之公佈
「%」	指	百分比
「二零零四年年報」	指	本公司截至二零零四年十二月三十一日止年度之年報

「新一般授權」	指	擬在股東週年大會上授予董事配發、發行及處理額外新股份之一般授權，涉及股數不超過於通過有關普通決議案當日之已發行股份數目之20%
「配售及補足認購」	指	根據日期為二零零五年二月二十二日之配售及認購協議Kwan Wing Holdings Limited及Techral Holdings Limited(高振順先生(「高先生」)所控制之公司)以每股股份0.12港元之價格配售654,850,000股現有股份，以及Kwan Wing Holdings Limited及Techral Holdings Limited以發行價每股股份0.12港元認購654,850,000股新股份，詳見本公司於二零零五年二月二十三日發表之公佈。
「擬議更新」	指	建議更新計劃限額，致使本公司可授出新購股權，以認購合共最多達於通過有關普通決議案當日已發行股本10%之新股份
「計劃」	指	本公司於二零零二年七月三十日採納之購股權計劃，詳見本公司及其全資附屬公司友利電訊工業有限公司於二零零二年七月三十一日刊發之通函
「證券及期貨條例」	指	香港法例第571章證券及期貨條例(經不時修訂)
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份之持有人
「購股權」	指	根據計劃條款已授出或可能授出可認購新股份之購股權
「聯交所」	指	香港聯合交易所有限公司

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零五年六月三十日上午十時正假座香港灣仔港灣道一號會展廣場西南座皇朝會7樓董事廳舉行之股東週年大會或其任何續會(視情況而定)
「細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則所賦予之相同涵義
「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具上市規則所賦予之相同涵義
「董事」	指	本公司董事
「現有一般授權」	指	在二零零四年六月三十日舉行之本公司股東週年大會上授予董事配發、發行及處理不超過654,858,631股新股份(即於此股東週年大會日期之已發行股份數目之20%)之一般授權
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零五年五月二十五日，即本通函付印前為確定其中若干資料而定下之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

責任聲明

本通函根據上市規則之規定提供有關本集團之資料。董事共同及各自對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何可致使本通函所載之任何聲明有所誤導之其他事實。

目 錄

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有友利控股有限公司證券，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

授出發行新股份之一般授權、
更新購股權計劃項下之10%批授限額、
授出購股權、
重選董事及
股東週年大會通告

友利控股有限公司謹訂於二零零五年六月三十日上午十時正假座香港灣仔港灣道一號會展廣場西南座皇朝會7樓董事廳舉行股東週年大會，大會通告載於本通函第10至12頁。隨附股東於股東週年大會適用之代表委任表格。倘　閣下無意親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東週年大會及於會上投票。

二零零五年五月三十日

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 30 MAY 2005

The Board is pleased to announce that the EGM was held on 30 May 2005 and the ordinary resolutions in respect of (1) the increase in the authorized share capital of the Company from HK$52,407,600 to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares; (2) the approval of the transactions contemplated under the UHL SP Agreement, including among other things, the acquisition of the entire issued share capital of Orient Ventures, the possible exercise of the Option and the issue of the Consideration Shares, the First Tranche Convertible Note and the Second Tranche Convertible Note; (3) the approval of the Whitewash Waiver; and (4) the granting of the New General Mandate to the Directors to issue new Shares were duly passed.

Reference is made to the circular of the Company dated 13 May 2005 (the "Circular") in respect of the very substantial acquisition and connected transactions relating to the proposed acquisition under the UHL SP Agreement which involves the issue of new Shares, the First Tranche Convertible Note, the Second Tranche Convertible Note and application for the Whitewash Waiver, and refreshment of general mandate to issue new Shares. Capitalised terms used in this announcement have the same meanings as those defined in the Circular unless otherwise stated.

RESULTS OF THE EGM

The Board is pleased to announce that the ordinary resolutions in respect of (1) the increase in the authorized share capital of the Company from HK$52,407,600 to HK$302,407,600 by the creation of an additional 25,000,000,000 Shares ("Resolution No.1"); (2) the approval of the transactions contemplated under the UHL SP Agreement, including among other things, the acquisition of the entire issued share capital of Orient Ventures, the possible exercise of the Option and the issue of the Consideration Shares, the First Tranche Convertible Note and the Second Tranche Convertible Note ("Resolution No.2"); (3) the approval of the Whitewash Waiver ("Resolution No.3"); and (4) the granting of the New General Mandate to the Directors to issue new Shares ("Resolution No.4") were all duly passed at the EGM held on 30 May 2005.

Resolution No.1 was voted by way of show of hands and was passed unanimously. Resolution No.2, Resolution No.3 and Resolution No.4 were voted by way of poll. The Company's branch share registrar in Hong Kong, Tengis Limited, was appointed as the scrutineer for the above vote-taking at the EGM.

The poll results were as follows:

	Total number of Shareholders who voted at the EGM in person or by proxy or by duly authorized representative	Voting results (%) For	Against
Resolution No.2	6*	891,921,000 (99.33%)	6,000,000 (0.67%)
Resolution No.3	6*	891,921,000 (99.33%)	6,000,000 (0.67%)
Resolution No.4	6*	891,921,000 (99.33%)	6,000,000 (0.67%)

* Six Shareholders voted at the meeting. Three Shareholders voted in person and three Shareholders (being corporations and HKSCC Nominees Limited) voted by proxy or duly authorized representative.

Resolution No.2, Resolution No.3 and Resolution No.4 have been duly passed.

As at the date of the EGM, the number of issued Shares was 4,169,903,157 Shares. The increase in issued Shares of the Company is due to the conversion of 240,760,000 preference shares by an independent preference shareholder after the date of the Circular and before the date of the EGM. All Shareholders were allowed to vote in respect of Resolution No.1. Mr. Ko together with his associates and concert parties who together held 1,019,077,150 Shares as at the date of the EGM abstained from voting in respect of Resolution No.2 and Resolution No.3 at the EGM. The Directors, chief executive of the Company and their respective associates who together held 1,019,077,150 Shares as at the date of the EGM abstained from voting in respect of Resolution No.4 at the EGM. Shareholders holding 4,169,903,157 Shares were entitled to attend and vote for or against Resolution No.1 at the EGM and Independent Shareholders holding 3,150,826,007 Shares, representing approximately 75.6% of the total issued share capital of the Company as at the date of the EGM, were entitled to attend and vote for or against Resolution No.2, Resolution No.3 and Resolution No.4 at the EGM.

In respect of Resolution No.4, the Directors, chief executive of the Company and their respective associates were allowed to vote only against the resolution provided that they had clearly set out their intention to do so in the Circular. None of such persons expressed any intention to vote against Resolution No.4 and such persons abstained from voting in respect of the said resolution at the EGM.

There were no Shareholders who were only entitled to attend and vote only against the other resolutions at the EGM.

SHAREHOLDING STRUCTURE OF THE COMPANY

	As at the date of EGM		Immediately after completion of the UHL SP Agreement but before conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note		Immediately after completion of the UHL SP Agreement and assuming immediate conversion of the First Tranche Convertible Note in full *(Note)*		After completion of the UHL SP Agreement and immediately after conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note (assuming that the maximum amount of the Second Tranche Convertible Note is issued) in full *(Note)*	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
Mr. Ko and his concert parties	1,019,077,150	24.4	4,065,648,021	41.0	6,187,784,633	51.4	9,929,281,224	62.9
The Vendor	—		2,700,000,000	27.2	2,700,000,000	22.4	2,700,000,000	17.1
Public Shareholders	3,150,826,007	75.6	3,150,826,007	31.8	3,150,826,007	26.2	3,150,826,007	20.0
	4,169,903,157	100.0	9,916,474,028	100.0	12,038,610,640	100.0	15,780,107,231	100.0

Note: Based on the initial conversion price of HK$0.049 per Share.

The Company will issue an announcement after every conversion of the First Tranche Convertible Note and/or the Second Tranche Convertible Note setting out the number of Shares and percentage voting rights held by Mr. Ko and his concert parties.

Mr. Ko has undertaken to the Company and the Stock Exchange that he will not exercise any of the First Tranche Convertible Note and/or the Second Tranche Convertible Note so as to cause the public float of the Company to fall below the required minimum level under the Listing Rules at any time.

Mr. Ko has confirmed that he and his concert parties have not dealt with any Shares from 2 February 2005 (being the date of the Announcement) to the date of this announcement save for the Placing and Top-up Subscription in respect of which the Executive has granted his consent pursuant to paragraph 3(b) of Schedule VI to the Takeovers Code.

The Board has also noted the recent increase in the trading volume of Shares of the Company and the Board wishes to state that it is not aware of any reasons for such increase.

Save for the UHL SP Agreement which was approved by Shareholders at the EGM, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 30 May 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

COMPLETION OF THE UHL SP AGREEMENT

The Board is pleased to announce that all the conditions precedent to the UHL SP Agreement have been satisfied. The acquisition of the entire issued share capital of Orient Ventures, which owns the entire issued share capital of Anglo Alliance, under the UHL SP Agreement was completed on 31 May 2005. Mr. Dong Ping has been appointed as executive Director with effect from 31 May 2005.

Reference is made to the circular of the Company dated 13 May 2005 (the "Circular") in respect of the very substantial acquisition and connected transactions relating to the proposed acquisition under the UHL SP Agreement which involves the issue of new Shares, the First Tranche Convertible Note, the Second Tranche Convertible Note and application for the Whitewash Waiver, and refreshment of general mandate to issue new Shares and the announcement of the Company dated 30 May 2005 in respect of the results of the EGM. Capitalised terms used in this announcement have the same meanings as those defined in the Circular unless otherwise stated.

COMPLETION OF THE UHL SP AGREEMENT

The Board is pleased to announce that all the conditions precedent to the UHL SP Agreement have been satisfied. The acquisition of the entire issued share capital of Orient Ventures, which owns the entire issued share capital of Anglo Alliance, under the UHL SP Agreement completed on 31 May 2005. Pursuant to the Deed, the Option has been granted by Hao Ge Remaining Shareholder to Anglo Alliance. 5,746,570,871 Consideration Shares and the First Tranche Convertible Note have been issued pursuant to the UHL SP Agreement.

MATURITY DATE AND CONVERSION PERIOD OF THE FIRST TRANCHE CONVERTIBLE NOTE

The First Tranche Convertible Note will mature on 31 May 2010, being the fifth anniversary of the date of completion of the UHL SP Agreement subject to certain provisions as set out in the Circular.

The conversion period of the First Tranche Convertible Note is from 31 May 2005, being the date of issue of the First Tranche Convertible Note, up to 31 May 2010, being the fifth anniversary of the issue of the First Tranche Convertible Note.

The Second Tranche Convertible Note may or may not be issued by the Company depending on the Audited Profit. The Company will issue a further announcement if the Second Tranche Convertible Note is issued.

In view of the potential dilution effect on existing Shareholders which may arise as a result of conversion of the First Tranche Convertible Note and the Second Tranche Convertible Note, for so long as any these convertibles note are outstanding:

(a) the Company will make a monthly announcement (the "Monthly Announcement") on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following information in table form:

(i) whether there has been any conversion of the First Tranche Convertible Note and/or (as the case may be) the Second Tranche Convertible Note during the relevant month. If yes, the relevant Monthly Announcement will set out details of the conversion(s), including the conversion date, number of new Shares issued, conversion price for each conversion and percentage voting rights held by Mr. Ko and his concert parties. If there is no conversion during the relevant month, a negative statement to that effect will be made;

(ii) the outstanding principal amount of the First Tranche Convertible Note and/or (as the case may be) the Second Tranche Convertible Note after the conversion, if any;

(iii) the total number of Shares issued pursuant to other transactions during the relevant month, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company;

(iv) the total issued share capital of the Company as at the commencement and the last day of the relevant month; and

(b) in addition to the Monthly Announcement, if the cumulative amount of new Shares issued pursuant to the conversion of the First Tranche Convertible Note and/or (as the case may be) the Second Tranche Convertible Note reaches 5% of the issued share capital of the Company as stated in the immediately preceding Monthly Announcement or any subsequent announcement made by the Company in respect of the First Tranche Convertible Note and/or (as the case may be) the Second Tranche Convertible Note (and thereafter in a multiple of such 5% threshold), the Company will as soon as practicable, but in any event no later than the fifth business day thereafter, issue an announcement on the website of the Stock Exchange which will set out the information stated in (a) above for the period commencing from the date of the immediately preceding Monthly Announcement or any subsequent announcement made by the Company in respect of the First Tranche Convertible Note and/or (as the case may be) the Second Tranche Convertible Note up to the date of the conversion triggering such announcement.

APPOINTMENT OF EXECUTIVE DIRECTOR

Mr. Dong Ping has been appointed as executive Director with effect from 31 May 2005. Mr. Dong currently does not hold any position within the Group and has not held any directorship in any other listed companies in the last three years. Mr. Dong is independent of the other existing directors, senior management or substantial or controlling shareholders of the Company. Save for the 2,700,000,000 Consideration Shares issued to him upon completion of the UHL SP Agreement, Mr. Dong has no interests in Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Dong has entered into a service contract in respect of his appointment for a term of two years and, in his capacity as a Director, Mr. Dong will be subject to retirement by rotation and re-election at the annual

general meeting of the Company in accordance with the provisions of the articles of association of the Company. Mr. Dong shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to Mr. Dong's contribution to the Group. Biographical information in respect of Mr. Dong has been set out in the Circular. Mr. Dong shall hold office only until the annual general meeting of the Company to be held on 30 June 2005 (notice of which has been sent out on 30 May 2005) ("AGM") and shall then be eligible for re-election. An additional resolution will be therefore proposed in the AGM to re-elect Mr. Dong as executive Director. A separate letter from the Board in relation to Mr. Dong's re-election and a revised form of proxy will be sent to the Shareholders in due course.

The Board would like to take this opportunity to welcome Mr. Dong to join the Board.

As at the date of this announcement, the board of directors of the Company comprises Mr. Ko (Chairman and executive Director), Mr. Dong Ping (executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 31 May 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in the China Daily.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

Executive Directors:
Mr. Ko Chun Shun, Johnson *(Chairman)*
Mr. Dong Ping
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

8 June 2005

Dear Shareholders,

RE-ELECTION OF A DIRECTOR

On 30 May 2005, Universal Holdings Limited (the "Company") has published the Notice of the Annual General Meeting ("AGM") to be held at the 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10 a.m.. Resolutions will be proposed to re-elect certain directors at the AGM. Details of these directors are contained in the circular of the Company dated 30 May 2005 ("Circular").

On 31 May 2005, Mr. Dong Ping has been appointed as Executive Director of the Company. According to the Articles of Association of the Company, Mr. Dong shall hold office only until the AGM and shall then be eligible for re-election. An additional resolution will be therefore proposed in the AGM to re-elect Mr. Dong as Executive Director of the Company.

Mr. Dong's biography is as follow:

Dong Ping, aged 43, was the founder of the 北京保利華億傳媒文化有限公司(Asian Union Film and Media*). Mr. Dong has been the producer or co-producer of various internationally acclaimed movies including (i) "Devils on the Doorstep" (鬼子來了) directed by Jiang Wen (姜文) which was awarded, among others, the "Grand Prize of the Jury" in the Cannes Film Festival in 2000; (ii) "Crouching Tiger, Hidden Dragon" (臥虎藏龍) directed by Ang Lee (李安), which was awarded, among others, the "Best Foreign Language Film" in the 73rd Annual Academy Awards in 2001, and was awarded, among others, the "Best Foreign Language Film" and "Best Director - Motion Picture" in the 58th Golden Globe Awards in the same year; (iii) "Passages" (旅程) directed by Yang Chao (楊超), which was awarded the "Camera d'Or-Mention-speciale" in the Cannes Film Festival in 2004; and (iv) "Peacock" (孔雀) directed by Gu Changwei (顧長衛), which was awarded the "Jury Grand Prix - Silver Bear" of the Berlin International Film Festival in 2004 and was selected as one of the opening films in the Hong Kong Film Festival in 2005.

Mr. Dong has not held any directorship in any other listed companies in the last three years. Mr. Dong is independent of the other existing directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, save for the holding of 2,700,000,000 shares of the Company, Mr. Dong has no interests in share of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Dong has entered into a service contract in respect of his appointment for a term of two years and, in his capacity as a Director, Mr. Dong will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Mr. Dong shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to Mr. Dong's contribution to the Group.

A revised form of proxy ("Revised Form of Proxy") for use by the shareholders of the Company is enclosed. If you do not intend to attend the AGM in person, please complete the Revised Form of Proxy enclosed in accordance with the instructions printed thereon and return it to the Hong Kong branch share registrar and transfer office of the Company, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding the AGM or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

If you have already completed and returned the original form of proxy ("Original Form of Proxy") as enclosed in the Circular, unless the Revised Form of Proxy is also completed and returned, the Original Form of Proxy is still valid and the proxy appointed shall have the right to vote in the resolution for the re-election of Mr. Dong as Executive Director of the Company, or abstain as he/she thinks fit.

By order of the board
Jason Chan
Company Secretary

* *for identification proposes only*

UNIVERSAL HOLDINGS LIMITED

友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

PROXY FORM (REVISED)

I/We being a member/members of Universal Holdings Limited (the "**Company**") and entitled to vote at the Annual General Meeting herein mentioned, hereby appoint the chairman of the Annual General Meeting, OR

____

(Please inset full name and address of person or persons whom you wish to appoint).

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 7/F Boardroom, Dynasty Club, South West Tower, Convention Plaza, One Harbour Road, Wanchai, Hong Kong on 30 June 2005 at 10:00 a.m. and at every adjournment thereof in respect of the resolutions set out in the notice of the Annual General Meeting (and subsequent circular of the Company) as indicated below, and if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the Annual General Meeting in such manner as he thinks fit.

		FOR	AGAINST
1.	To receive and consider the reports of the directors and the auditors of the Company and the audited financial statements for the year ended 31 December 2004.		
2.1	To re-elect Tsoi Tong Hoo, Tony as a director.		
2.2	To re-elect Shen Ka Yip, Timothy as a director.		
2.3	To re-elect Yuen Kin as a director.		
2.4	To re-elect Wilton Timothy Carr Ingram as a director.		
2.5	To re-elect Dong Ping as a director.		
2.6	To authorise the directors of the Company of fix their remuneration.		
3.	To re-appoint auditors and to authorise the directors of the Company to fix their remuneration.		
4.	To grant the general mandate to the directors of the Company to allot, issue and otherwise deal with shares in the capital of the Company not exceeding in aggregate 20 per cent. of the aggregate nominal amount of the share capital of the Company.		
5.	To refresh the 10% granting limit of the existing share option scheme of the Company.		

Signature(s) ______________________________

Full name(s) ______________________________ (Block Capitals)

Dated this ______________________________ day of ______________________________ 2005

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than those named is preferred, strike out the named proxies and insert the name and address of the desired proxy in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". IF NO DIRECTION IS GIVEN, THE PROXY WILL VOTE OR ABSTAIN AS HE/SHE THINKS FIT.**
5. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrars, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).
6. In the case of joint registered holders of any share of the Company, any one of such joint holders may vote at the meeting either in person or by proxy but if more than one of such joint holders are present at the meeting personally or by proxy the said person whose name stands first on the register of members of the Company in respect of the relevant share shall alone be entitled to vote in respect thereof.
7. This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation must either executed under seal or under the hand of an officer or attorney duly authorised in writing.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and return of the form of proxy however, will not preclude you from attending and voting at the meeting if you so wish.
9. **If you have already completed and returned the original form of proxy ("Original Form of Proxy") as enclosed in the circular of the Company dated 30 May 2005 unless the Revised Form of Proxy is also completed and returned, the Original Form of Proxy is still valid and the proxy appointed shall have the right to vote in the resolution for the re-election of Mr. Dong Ping as Executive Director of the Company, or abstain as he/she thinks fit.**

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 31 May 2005 to 30 June 2005.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 31 May 2005 to 30 June 2005 and that during such period the Company has not issued any new Shares. As at 30 June 2005, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 June 2005, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 30 June 2005.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko (Chairman and executive Director), Mr. Dong Ping (executive Director) Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Johnson Ko Chun Shun
Chairman

Hong Kong, 4 July 2005

(666)

UNIVERSAL HOLD<00419> - Unusual price & volume movements

The Stock Exchange has received a message from Universal Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decrease in the price and increase the trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movements.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Universal Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date hereof, the board of directors of the Company comprised Mr. Ko (Chairman and executive Director), Mr. Dong Ping and Mr. Shen Ka Yip, Timothy (each of whom is executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

For and on behalf of
Universal Holdings Limited

Jason Chan
Company Secretary

6 July 2005"